Form 10-K, Exhibit 13
period 1993-12-31
NEVADA POWER CO
filed 1994-03-28
CIK 71180

                      Management's Discussion and Analysis
                Of Financial Condition and Results of Operations

Liquidity and Capital Resources

RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS
Every three years Nevada law requires the company to file with the Public Service Commission of Nevada (PSC) a forecast of electricity demands for the next 20 years and the company's plans to meet those demands. On September 16, 1991, the PSC approved the company's 1991 Resource Plan, and during 1992 and 1993, the PSC approved the first through fourth amendments to the Resource Plan. The Resource Plan, as amended and approved in 1992 and 1993, includes the following major projects:

- - two 90 megawatt (MW) combined-cycle generating units at the Clark Generating Station, one added in 1993 and one to be added in 1994;

- - the construction of two 70 MW combustion turbine generating units at the Harry Allen Project site, one unit in 1995 and one unit in 1996. The 1996 Allen combustion turbine will be subject to a cost comparison of purchased power resources that are being competitively bid with the least expensive resource taken as the company's supply choice;

- - a total of 305 MW in purchased power from four qualifying facilities, with 175 MW and 85 MW received beginning in 1992 and 1993, respectively, and 45 MW expected to be received beginning in 1994;

- - planning costs for a 500 kilovolt (KV) transmission system from the Harry Allen Substation, located north of the Las Vegas Valley, to Marketplace, a future 500 KV switching station located near the McCullough Substation south of the Las Vegas Valley. The company must present final plans on this system for PSC approval. If PSC approval is received, the transmission system could be operational by 1998;

- - installation of additional emissions reduction equipment at the Navajo Generating Station;

- - firm purchased power of 75 MW;

- - the construction of a 230 KV transmission line from Arden Substation, located southwest of Las Vegas, to Northwest Substation, located northwest of Las Vegas; and

- - several demand-side pilot projects.

On September 29, 1993, a fifth amendment to the company's 20-year Resource Plan was filed with the PSC. On February 25, 1994, the PSC approved a stipulation among the company, PSC Staff, Office of the Consumer Advocate and other intervenors granting the company's request. The amendment calls for three purchase power contracts with Southern California Edison, the City of Glendale and the Salt River Project totaling 160 MWs for the years 1996 to 2000. These purchase power contracts are a result of the company's 1996 Request for Proposal for supply-side resources. The stipulation also approved a 50 MW purchase power contract with Arizona Public Service for the years 1995 to 1997.
     The company will file its 1994 Resource Plan on July 1, 1994. As part of the plan, the company anticipates a portion of the supply-side resources and demand-side programs to be obtained through a Request For Proposal process.
     Budgeted construction expenditures for 1994 and 1995 are $175 million annually including allowance for funds used during construction.
     For the next five years customer growth is estimated to average 5.0 percent per year while demand for electricity is estimated to increase by an average of 4.3 percent per year.

FINANCIAL STRATEGIES
Nevada Power Company customer growth averaged over 5.1 percent during each of the three years ended December 31, 1993. To meet the growth forecasted for the company's service territory for the mid 1990s, the company will continue to rely upon the financial markets to provide a substantial portion of the funds to build necessary company-owned facilities.
     The company is committed to maintaining shareholder value throughout this period of continuing rapid growth. To achieve this goal the company will:

- - seek appropriate and timely rate relief from regulators;

- - pursue a balanced financing approach utilizing low cost tax-exempt financing when possible;

- - maintain ongoing cost containment efforts; and

- - seek legislative and regulatory support when necessary.

16                             Nevada Power Company

Cost Containment - The company has and will continue to review all planned construction and operating expenditures in an effort to reduce the level of external financing required during this period of rapid growth. Management is constantly reviewing expenditures in light of its commitment to provide shareholders with returns that deliver long-term shareholder value, deliver quality service to customers and provide a reliable supply of electricity at reasonable prices.

CAPITALIZATION
To meet capital expenditure requirements through 1995, the company will utilize internally generated cash, the proceeds from industrial development revenue bonds (IDBs), first mortgage bonds (FMBs), and common stock issues through public offerings and the Stock Purchase and Dividend Reinvestment Plan (SPP).

New Financing Capacity - Under the tests required by the company's FMBs and the terms of its preferred stock issues, as of December 31, 1993, the company could issue up to $379 million of additional FMBs at an assumed interest rate of 8 1/2 percent and up to $371 million of additional preferred stock at an assumed dividend of 8 1/2 percent.
     The company has received PSC approval for authority through December 31, 1994 to issue up to 2 million shares of common stock, $70 million of new taxable debt and $195 million of fixed rate bonds for the purpose of refinancing certain existing fixed and floating rate bonds.

Earnings to Interest and Preferred Dividends Coverage - For the year 1993, the ratio of earnings to interest charges was 3.47 times compared to 2.42 times in 1992. The ratio of earnings to interest charges plus preferred dividends was
3.06 times in 1993 compared to 2.18 times in 1992.

Common Equity - In June 1993, the company sold by public offering 2,700,000 shares of common stock. The net proceeds of $65.7 million were used to reduce short-term debt which was incurred primarily to construct necessary plant facilities.
     The company has the option to issue new common shares or purchase shares on the open market to satisfy the needs of the SPP. During 1993, the company issued $40.8 million of common stock under the SPP. (See Note (a) of "Notes to Schedules of Capitalization.") At year end, common equity represented 46.0 percent of total capitalization.

Short-Term Debt - The company has received regulatory approval to issue short-term debt up to $150 million for the period 1992 through 1994 and has a committed bank line for $125 million which expires on December 31, 1994. The bank line requires that the company obtain the bank group's approval prior to incurring additional unsecured debt. The short-term financing is expected to be utilized to fund some of the company's construction expenditures until long-term financing is secured. At December 31, 1993, the company had no balance outstanding on this line.

Long-Term Debt - On June 24, 1992, Clark County, Nevada issued $105 million 6.70% fixed rate 30-year IDBs (Nevada Power Company Project) Series 1992A. Net proceeds from the sale of the IDBs were placed on deposit with a trustee and are being used to finance the construction of certain facilities which qualify for tax-exempt financing. At December 31, 1993, $59.1 million remained on deposit with the trustee.

REGULATION
Adequate and timely rate relief will be an important factor in determining the company's ability to finance the major construction program the company faces over the next few years. Generally, the PSC allows recovery of costs on an historical basis in setting rates charged to customers for electrical service.
     Environmental expenditures made by the company are currently being recovered through customer rates. Management believes environmental expenditures will increase over time and the increased costs will also be recovered as necessary utility expenses. A discussion of pending environmental matters is contained in Note 7 of "Notes to Financial Statements."

                               Nevada Power Company                          17

                      Management's Discussion and Analysis
                Of Financial Condition and Results of Operations

Pending Rate Matters - On February 28, 1994, the company filed requests with the PSC to recover additional fuel and purchased power costs of $38.5 million and resource planning costs of $1 million. The energy rate request included $28.7 million of deferred energy costs for the test period ended November 30, 1993, and $9.8 million to adjust the base energy rate.
     On November 19, 1993, the PSC Staff filed a petition with the PSC alleging that the company may be overearning as much as $17 million annually because business conditions have changed substantially since the company received its last general rate case decision in July 1992. On January 10, 1994, the PSC voted to open an investigation into the company's earnings. Management believes the company's earnings are within the authorized rate of return granted to the company in July 1992. Hearings on this proceeding are scheduled to commence in June 1994.
     The company has fully reserved for any negative financial effect related to a February 6, 1991, proposed order by the PSC which, if adopted, would require the company to bear the full cost of replacement power and related expenses resulting from a 1985 accident at the Mohave Generating Station. Earnings for the fourth quarter of 1990 included an after-tax charge of $12.9 million for this proposed order. On June 17, 1991, the PSC issued another order setting aside the proposed order and ordered the parties to participate in joint hearings before the California Public Utilities Commission (CPUC). The CPUC hearings are now concluded, and the PSC will prepare its own opinion based on the record created in the CPUC hearings. In January 1994, the administrative law judge in the CPUC proceeding issued a proposed opinion denying recovery to Southern California Edison (SCE) of its incremental purchased power costs resulting from the accident. SCE has filed comments with the CPUC concerning the proposed decision.

Concluded Rate Matters - Effective February 1, 1994, the PSC granted the company a $23.6 million increase in the energy portion of customer rates. (See
Note 7 of "Notes to Financial Statements.")
     The table below summarizes the rate adjustments that have been granted to the company during the past three years.

Summary of Rate Adjustments 1991 through 1993

 Effective Date    Nature of Increase (Decrease)       Amount (In millions)
____________________________________________________________________________

 Jan. 1, 1991      Energy rate increase                              $24.4
 March 4, 1991     Energy and resource plan rate increase              1.0
 Nov. 12, 1991     General rate increase                              12.2
                   Energy rate increase                               11.4
 July 27, 1992     General rate increase                              22.2
                   Energy and resource plan net rate decrease        (26.4)
 June 28, 1993     Energy and resource plan net rate increase         42.1
____________________________________________________________________________

DEREGULATION AND COMPETITION
Deregulation of the electric utility industry is accelerating with the enactment of the National Energy Policy Act of 1992 (Act). Deregulation will lead to further competition in the industry as generators of power obtain greater access to transmission facilities linking them to potential new customers. Most observers believe the electric utility beneficiaries of the Act will be twofold; those who can provide low cost generation for sale and those who have strategically located transmission highways that can transmit low cost power from one area to another.

18                             Nevada Power Company

     Within the region the company's residential rates are competitive. However, large industrial customer rates may require adjustment to remain competitive in the changing environment. In recognition of the changing regional competitive environment, the company is focusing on the costs of serving various classes of customers and the appropriate rates to be charged based on those costs of service. The company will seek through the PSC any rate adjustments necessary to maintain a competitive position.
     An opportunity exists given the company's strategic location in the center of a region of price diversity. As generators arrange for sales of electricity to customers in other areas, much of the power may need to be transmitted through the company's service territory. The company would have an opportunity to charge generators for the transmission of energy through its system. The company is studying the feasibility of constructing additional cost effective transmission facilities to maximize the advantage of its strategic location.

OTHER
In September 1993, as a part of a comprehensive organizational study, the company offered a voluntary early retirement package to 175 employees who would be at least 55 years of age, and have completed at least 10 years of service by March 31, 1994. A total of 109 employees, or approximately 6 percent of the work force, accepted the package. In October 1993, the company's Board of Directors unanimously approved a new organization structure that realigns functions to improve operations and customer service. The company expects that the net result from the change in organizational structure will be a leaner work force that operates more efficiently and makes the company more competitive in a changing electric energy industry. At December 31, 1993, organizational study, early retirement and severance costs of $6.7 million are included in other deferred charges. (See Note 8 of "Notes to Financial Statements.")
     The company and the International Brotherhood of Electrical Workers Local 396 signed new Collective Bargaining Agreements for the company's plant and clerical employees in January and February 1994, respectively. The four-year plant and clerical agreements, effective February 1 and May 1, 1994, respectively, each provide for base wage increases of 4% in 1994, 3.5% in 1995, 3.25% in 1996 and a 4% lump sum increase in 1997.
     The company has adopted Statement of Financial Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions (See Note 3 of "Notes to Financial Statements") and No. 109 (FAS 109), Accounting for Income Taxes (See Note 2 of "Notes to Financial Statements") effective January 1, 1993. The increase in 1993 of other deferred charges and other deferred credits primarily reflects adjustments related to the adoption of FAS 106 and FAS 109. (See Note 8 of "Notes to Financial Statements.")
     In March 1994, the company resolved certain litigation and bought out the remaining obligation under a coal purchase contract. The company's portion of the settlement and buyout is $15.25 million. Management believes the cost of the buyout will be recovered through Nevada's deferred energy accounting procedures. (See Note 7 of "Notes to Financial Statements.")

Results of Operations

GENERAL
In 1993, earnings increased, as compared to 1992, due primarily to higher revenues resulting from an increase in general rates effective July 1992 and an increase in kilowatthour sales. In 1992, earnings increased, as compared to 1991, due primarily to higher revenues resulting from two increases in general rates effective November 1991 and July 1992.
     Average shares of common stock outstanding for 1993 increased by 3.8 million shares compared to 1992, as a result of public offerings of 2.7 million shares in June of 1993 and 2.99 million shares in April 1992.

REVENUES
Revenues during 1993, 1992 and 1991 were $652 million, $601 million and $546 million, respectively. The 8.5 percent increase in 1993, as compared to 1992, was a result of a 5.8 percent increase in kilowatthour sales and an increase in energy rates effective June of 1993.
     The 10 percent increase in 1992, as compared to 1991, was a result of a
7.2 percent increase in kilowatthour sales and increases in general and energy rates effective November 1991.

                               Nevada Power Company                          19

                      Management's Discussion and Analysis
                Of Financial Condition and Results of Operations

Increase (Decrease) in Revenue From Prior Year

 Nature of Increase (Decrease) (In millions)         1993      1992      1991
_______________________________________________________________________________

 Kilowatthour sales                                 $28.2     $37.7     $19.1
 General rate changes                                12.3      20.5      (0.3)
 Deferred energy adjustments                        (13.3)     (5.3)      5.4
 Fuel cost base rate changes                         22.4       0.4      26.9
 Resource plan cost changes and other                 1.3       1.2       3.0
                                                    -------------------------
 Total increase                                     $50.9     $54.5     $54.1
                                                    =========================
_______________________________________________________________________________

FUEL AND PURCHASED POWER
In 1993, as compared to 1992, and in 1992, as compared to 1991, purchased power expense increased 21.1 percent and 51.6 percent, respectively, due to increased purchases from qualifying facilities.
     Effective June 28, 1993, the PSC granted the company a $44.2 million increase in the energy portion of customer rates, and effective July 27, 1992, the PSC granted the company a $28.3 million decrease in energy rates.
     During 1993, the company deferred $48.5 million of increased energy costs for collection in a later period and collected $17 million of energy cost increases which had previously been deferred. During 1992, the company deferred $39.5 million of increased energy costs for collection in a later period and collected $26.6 million of energy cost increases which had previously been deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See Note 1 of "Notes to Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.
     The following tables summarize the source of kilowatthours sold, the percentage of company generated kilowatthours by fuel source and fuel costs per kilowatthour.

                                   1993          1992           1991
_______________________________________________________________________________

 Source of Kilowatthours Sold
 Company generation                  49%           49%            55%
 Hoover Dam hydroelectric             4             4              5
 Purchased power                     47            47             40
                                    ---------------------------------
                                    100%          100%           100%
                                    =================================

 Company Generated Kilowatthours
 By Fuel Source
 Coal                                93%           94%            94%
 Natural Gas                          7             5              5
 Oil                                  -             1              1
                                    ---------------------------------
                                    100%          100%           100%
                                    =================================

 Fuel Costs Per Kilowatthour
 Coal                               1.61 cents    1.63 cents     1.56 cents
 Natural Gas                        2.98          3.83           3.53
 Oil                                4.21          4.74           6.42
_______________________________________________________________________________

20                             Nevada Power Company

OTHER OPERATING EXPENSES AND TAXES
Other operations expense increased by $5.5 million in 1993, as compared with 1992, primarily due to an increase in administrative and general expenses resulting mainly from increased labor costs, computer system conversion costs and an increase in the provision for uncollectible accounts.
     The $7.2 million increase in other operations expense for 1992 was due mainly to an increase in employee medical benefit costs, employee pension expenses and an increase in resource planning costs.
     The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the company's generating stations. During 1993, these expenses decreased by $2.5 million due primarily to lower maintenance costs at the Reid Gardner and Navajo Generating Stations. During 1992, as compared to 1991, these expenses decreased by $10 million due to major maintenance expenses at the Reid Gardner and Mohave Generating Stations in 1991.
     Depreciation expense increased $3.9 million in 1993 and $4.3 million in 1992 primarily because of a growing electric plant asset base. In addition, the average annual depreciation rate increased from approximately 2.8 percent to
2.9 percent effective November 1991.
     General taxes increased by $2.3 million in 1993 primarily due to higher assessed property values and rates for property tax purposes.

OTHER INCOME AND EXPENSES
Other miscellaneous, net includes a charge of $3.2 million net of tax in the fourth quarter of 1993 for a write-off of costs related to environmental and engineering studies for the cancelled coal-fired White Pine Power Project. A rate decision by the PSC on January 24, 1994, resulted in a write-off of $2 million net of tax in the fourth quarter of 1993 for previously deferred energy costs. (See Note 7 of "Notes to Financial Statements.")
     Other miscellaneous, net includes a charge of $2.6 million net of tax in the fourth quarter of 1992 for a write-off of costs related to the property loss on a faulty cooling tower at the company's Reid Gardner Generating Station unit 4 and associated legal fees. On August 4, 1992, the PSC issued an order resulting in a write-off of $2.4 million net of tax for previously deferred energy costs.
     On November 26, 1991, the PSC issued an order associated with requests by the company for a general rate increase and an increase to recover certain fuel and purchased power costs. The PSC order resulted in write-offs during the fourth quarter of 1991 to other miscellaneous, net which included a charge of $1.9 million net of tax applicable to a cancelled coal-fired generating station as well as a charge of $2.3 million net of tax for deferred energy costs.

FINANCING EXPENSES
Interest on long-term debt increased $2.0 million in 1992, as compared to 1991, primarily as a result of interest on IDBs issued in June 1992, offset partially by lower interest costs on several issues of long-term debt refinanced at lower interest rates and interest income on IDB proceeds held in trust.
     Other interest expenses decreased by $1.3 million during 1992, as compared to 1991, because of less short-term borrowing.

                               Nevada Power Company                           21

                              Statements of Income

For the Years Ended Dec. 31,
(In thousands, except per share amounts)              1993      1992      1991
______________________________________________________________________________

Electric Revenues (Notes 1 and 7)                 $651,772  $600,915  $546,411
                                                  ----------------------------
Operating Expenses and Taxes:
     Fuel                                           98,701    96,563    98,084
     Purchased and interchanged power              242,803   200,344   132,117
     Deferred energy cost adjustments,
      net (Note 1)                                 (31,490)  (12,834)   38,533
                                                  ----------------------------
          Net energy costs                         310,014   284,073   268,734
     Other production operations                    17,715    17,594    17,795
     Other operations                               83,158    77,697    70,454
     Maintenance and repairs                        35,379    37,911    47,928
     Provision for depreciation (Note 1)            43,358    39,450    35,148
     General taxes (Note 2)                         16,401    14,093    12,727
     Federal income taxes (Notes 1 and 2)           37,278    29,975    16,198
                                                  ----------------------------
                                                   543,303   500,793   468,984
                                                  ----------------------------
Operating Income                                   108,469   100,122    77,427
                                                  ----------------------------
Other Income (Expenses):
     Allowance for other funds used
          during construction (Note 1)               9,880     8,251     4,172
     Other miscellaneous, net (Note 7)              (5,496)  (10,127)   (6,285)
                                                  ----------------------------
                                                     4,384    (1,876)   (2,113)
                                                  ----------------------------
Income Before Interest Deductions                  112,853    98,246    75,314
                                                  ----------------------------
Interest Deductions:
     Interest on long-term debt                     43,173    43,500    41,518
     Other interest                                  1,931     2,185     3,468
     Allowance for borrowed funds used
          during construction (Note 1)              (5,799)   (4,219)   (4,848)
                                                  ----------------------------
                                                    39,305    41,466    40,138
                                                  ----------------------------
Net Income                                          73,548    56,780    35,176
Dividend Requirements
on Preferred Stock                                   3,986     4,262     2,880
                                                  ----------------------------
Earnings Available for
Common Stock                                      $ 69,562  $ 52,518  $ 32,296
                                                  ============================
Weighted Average Common
Shares Outstanding                                  39,482    35,652    30,855
                                                  ============================
Earnings per Average Common Share                 $   1.76  $   1.47  $   1.05
                                                  ============================

See Notes to Financial Statements.
______________________________________________________________________________

22                             Nevada Power Company

                         Statements of Retained Earnings

For the Years Ended Dec. 31, (In thousands)        1993        1992        1991
_______________________________________________________________________________

Balance at Beginning of Period                 $102,493    $107,516    $123,963
Add - Net Income                                 73,548      56,780      35,176
                                               --------------------------------
                                                176,041     164,296     159,139
                                               --------------------------------
Deduct:
   Dividends paid in cash:
       Cumulative preferred stock -
          5.40%, 5.20% and 4.70% Series             224         233         243
          9.90% Series (Note 6)                   3,762       4,572       2,264
       Common stock                              62,696      56,998      49,116
                                               --------------------------------
                                                 66,682      61,803      51,623
                                               --------------------------------
Balance at End of Period                       $109,359    $102,493    $107,516
                                               ================================

See Notes to Financial Statements.
_______________________________________________________________________________

                               Nevada Power Company                          23

                              Balance Sheets
December 31, (In thousands)                                 1993         1992
_____________________________________________________________________________

Assets
Electrical Plant, at Original Cost (Notes 1, 7 and 9):
  Production                                          $  681,527   $  588,493
  Transmission                                           277,543      263,807
  Distribution                                           594,874      536,644
  General                                                 84,616       77,402
                                                      -----------------------
                                                       1,638,560    1,466,346
  Less accumulated depreciation                          451,302      410,963
                                                      -----------------------
    Net plant in service                               1,187,258    1,055,383
  Construction work in progress                          167,652      172,092
  Property under capital leases                           91,517       96,753
  Plant held for future use                                3,719        4,442
                                                      -----------------------
                                                       1,450,146    1,328,670
                                                      -----------------------
Investments (Notes 1 and 7)                               21,822       19,339
                                                      -----------------------
Current Assets:
  Cash and temporary cash investments                        145          160
  Customer receivables -
    Billed                                                37,270       33,988
    Unbilled (Note 1)                                     13,000        9,945
    Reserve for doubtful accounts                         (1,125)        (803)
  Other receivables (Note 7)                              15,465        7,139
  Fuel stock, at average cost                             16,613       21,717
  Materials and supplies, at average cost (Note 8)        23,714       24,099
  Deferred energy costs (Notes 1 and 7)                   74,033       24,708
  Prepayments                                              8,313        9,151
                                                      -----------------------
                                                         187,428      130,104
                                                      -----------------------
Deferred Charges:
  Debt expense, being amortized                           28,645       25,503
  Accumulated deferred taxes on proposed refund of
    recovered energy costs - Mohave accident (Note 7)      5,417        6,055
  Other (Note 8)                                         115,879       47,369
                                                      -----------------------
                                                         149,941       78,927
                                                      -----------------------
                                                      $1,809,337   $1,557,040
                                                      =======================

See Notes to Financial Statements.
_____________________________________________________________________________

24                             Nevada Power Company

December 31, (In thousands)                                1993           1992
______________________________________________________________________________

Capitalization and Liabilities
Capitalization
  (See Schedules of Capitalization
   and Long-Term Debt):
  Common shareholders' equity                        $  645,924     $  532,473
  Redeemable cumulative preferred stock                  38,000         38,000
  Cumulative preferred stock with
    mandatory sinking funds                               4,264          4,464
  Long-term debt                                        716,589        715,451
                                                     -------------------------
                                                      1,404,777      1,290,388
                                                     -------------------------
Current Liabilities:
  Notes payable (Note 7)                                 25,000              -
  Current maturities and sinking fund requirements
   (See Schedules of Capitalization
    and Long-Term Debt)                                   7,496         15,345
  Accounts payable, including salaries and wages         70,098         46,357
  Accrued taxes                                          (1,131)         1,375
  Accrued interest                                        6,212          7,178
  Customers' service deposits                            12,069         11,816
  Accumulated deferred taxes on deferred energy costs    20,574          7,264
  Other (Note 8)                                         19,372          6,716
                                                     -------------------------
                                                        159,690         96,051
                                                     -------------------------

Commitments and Contingencies (Note 7)

Deferred Credits and Other Liabilities:
  Accumulated deferred investment tax credits (Note 1)   35,384         36,687
  Accumulated deferred taxes on income (Note 2)         126,133         84,097
  Customers' advances for construction                   28,455         26,803
  Proposed refund of recovered energy
    costs - Mohave accident (Note 7)                     16,698         15,113
  Other (Note 8)                                         38,200          7,901
                                                     -------------------------
                                                        244,870        170,601
                                                     -------------------------
                                                     $1,809,337     $1,557,040
                                                     =========================

See Notes to Financial Statements.
______________________________________________________________________________

                               Nevada Power Company                         25

                        Schedules of Capitalization

December 31, (Dollars in thousands)             1993              1992
_____________________________________________________________________________

Common Shareholders' Equity (a,c):
Common stock, $1 par value, authorized
  70,000,000 shares; issued 41,505,195
  and 37,132,817 shares at December 31,
  1993 and 1992; stated at                $   44,709        $   40,337
Premium on capital stock                     496,367           393,401
Unamortized capital stock expense             (4,511)           (3,758)
Retained earnings                            109,359           102,493
                                          -----------------------------------
Total common shareholders' equity            645,924  46.0%    532,473  41.3%
                                          -----------------------------------
Redeemable Cumulative Preferred Stock (b):
$20 par value, authorized 4,500,000 shares
  for all series; Outstanding at December
  31, 1993 and 1992: 9.90% Series,
  1,900,000 shares                            38,000            38,000
                                          -----------------------------------
         Total                                38,000   2.7      38,000   3.0
                                          -----------------------------------

Cumulative Preferred Stock with
Mandatory Sinking Funds (b):
Outstanding at December 31, 1993 and 1992:
  5.40% Series, 46,669 and 48,669 shares         934               974
  5.20% Series, 44,507 and 46,507 shares         890               930
  4.70% Series, 132,000 and 138,000 shares     2,640             2,760
                                          -----------------------------------
                                               4,464             4,664
Current sinking fund requirement                (200)             (200)
                                          -----------------------------------
         Total                                 4,264   0.3       4,464   0.3
                                          -----------------------------------
Long-Term Debt (See Schedules of
  See Schedules of Long-Term Debt)           716,589  51.0     715,451  55.4
                                          -----------------------------------
         Total capitalization             $1,404,777 100.0% $1,290,388 100.0%
                                          ===================================
_____________________________________________________________________________

26                             Nevada Power Company

Notes to Schedules of Capitalization

(a) The changes in common stock shares for 1991, 1992 and 1993 are as follows:

                                                                    Shares
________________________________________________________________________________

Outstanding, December 31, 1990                                  28,912,228
  Issued through public offering                                 3,000,000
  Issued under 401(k) Savings Plan                                  30,870
  Issued under Stock Purchase and
    Dividend Reinvestment Plan                                   1,032,369
                                                                ----------

Outstanding, December 31, 1991                                  32,975,467
  Issued through public offering                                 2,990,000
  Issued under 401(k) Savings Plan                                  27,644
  Issued under Stock Purchase and
    Dividend Reinvestment Plan                                   1,139,706
                                                                ----------

Outstanding, December 31, 1992                                  37,132,817
  Issued through public offering                                 2,700,000
  Issued under 401(k) Savings Plan                                  32,052
  Issued under Stock Purchase and
    Dividend Reinvestment Plan                                   1,640,326
                                                                ----------

Outstanding, December 31, 1993                                  41,505,195
                                                                ==========
_______________________________________________________________________________

     Premium on capital stock increased $103 million, $73.9 million and $66.8 million during 1993, 1992 and 1991, respectively, due to issue of common stock.
     Cash dividends paid per share on common stock were $1.60 each year during 1993, 1992 and 1991.

(b) The Redeemable Cumulative Preferred Stock, 9.90% Series is redeemable at the option of the company, as a whole or in part, on April 1, 1997, and is subject to mandatory redemption in its entirety on April 1, 2002. (See Note 6 of "Notes to Financial Statements.")

     Under the provisions of the 4.70%, 5.20% and 5.40% series cumulative preferred stock with mandatory sinking funds, the company is obligated to use its best efforts to purchase, each year, up to an aggregate of 6,000, 2,000 and 2,000 shares, respectively, at prices not in excess of $20.00 per share. The obligations are not cumulative.

     The 5.20% series and 5.40% series are presently redeemable at the option of the company at $21.00 per share and the 4.70% series at $20.25 per share.

(c) In October 1990, the company adopted a Stockholder Rights Plan and declared a dividend of one stock purchase right for each outstanding share of common stock. (See Note 6 of "Notes to Financial Statements.")

                               Nevada Power Company                          27

                           Schedules of Long-Term Debt

December 31, (In thousands)                        1993              1992
_________________________________________________________________________

Long-Term Debt (a)
   (Note 5 to Financial Statements):
First mortgage bonds (b):
     7 1/8% Series I due 1998                  $ 15,000          $ 15,000
     7 5/8% Series L due 2002                    15,000            15,000
     7 1/8% Series N due 2006                    13,000            13,000
     6 3/4% Series O due 2007                     7,100             7,500
     8 3/4% Series P due 1995                       423               445
     9 3/8% Series S due 2016                         -            52,000
     7.80% Series T due 2009                     15,000            15,000
     6.92% Series U due 1995                     50,000            50,000
     6.70% Series V due 2022                    105,000           105,000
     6.60% Series W due 2019                     39,500            39,500
     7.20% Series X due 2022                     78,000            78,000
     6.93% Series Y due 1999                     45,000            45,000
     8.50% Series Z due 2023                     45,000                 -
                                               --------------------------
                                                428,023           435,445
Industrial development revenue bonds (c):
     7.80% due 2020                             100,000           100,000
     Floating rate weekly demand -
         Due 2015                                44,000            44,000
         Due 2018                                25,000            25,000
         Due 2019                                60,000            60,000
Less funds held in trust                        (59,051)          (65,285)
6 3/8% pollution control revenue bonds
  due 2004 (d)                                   16,000            17,000
Obligations under capital leases                109,968           114,501
                                               --------------------------
                                                723,940           730,661

Debt premium and discount, being amortized          (55)              (65)
Current maturities and sinking fund
  requirements                                   (7,296)          (15,145)
                                               --------------------------
            Total long-term debt               $716,589          $715,451
                                               ==========================
_________________________________________________________________________

28                             Nevada Power Company

Notes to Schedules of Long-Term Debt

(a) The amounts of long-term debt maturities, including sinking fund requirements, are $7.3 million in 1994, $57.3 million in 1995, $8 million in 1996, $7.9 million in 1997 and $7.3 million in 1998, including $5.6 million, $5.2 million, $5.3 million, $5.2 million and $4.5 million for obligations under capital leases, respectively.

      None of the long-term debt is held by or for the account of the company.

(b)   Generally, electric plant is subject to the first mortgage lien.

      It is the company's intention to meet the sinking fund requirement for its series I and L first mortgage bonds by pledging property additions in lieu of cash payments.

      The N, O and P series first mortgage bonds provide for annual payments sufficient to ratably retire the respective series by their final due dates. Payments on the N series do not commence until 1996.

      The series N, O, T, V, W and X first mortgage bonds correspond with respect to their terms to four series of collateralized pollution control revenue bonds and two series of industrial development revenue bonds issued by various municipal authorities.

(c) The fixed rate industrial development bonds and floating rate industrial development bonds were issued by Clark County, Nevada and are guaranteed as to payment of principal and interest by the company.

(d) The indenture for the 6 3/8% pollution control revenue bonds due 2004 provides for annual sinking fund payments of $1 million to and including March 1, 2003 and a final payment of $6 million on March 1, 2004.

                               Nevada Power Company                           29

                         Statements of Cash Flows

For the Years Ended Dec. 31,
 (In thousands)                               1993        1992        1991
__________________________________________________________________________

Cash Flows from Operating Activities:
Net income                                $ 73,548    $ 56,780    $ 35,176
Adjustments to reconcile net
 income to net cash provided -
   Depreciation and amortization            55,139      47,356      44,686
   Deferred income taxes and
    investment tax credits                  16,504      12,030      (9,536)
   Allowance for other funds
    used during construction                (9,880)     (8,251)     (4,172)
   Changes in -
      Receivables                           (4,591)     (2,635)       (339)
      Fuel stock and materials and supplies  5,490       5,928      (8,104)
      Accounts payable and other
       current liabilities                  27,290      17,296         676
      Deferred energy costs                (37,766)     (8,916)     40,466
      Accrued taxes and interest             1,868     (14,683)        439
   Other assets and liabilities              3,343       2,473       1,013
                                         ---------------------------------
     Net cash provided by operating
      activities                           130,945     107,378     100,305
                                         ---------------------------------

Cash Flows from Investing Activities:
Construction expenditures and
 gross additions                          (163,257)   (171,074)   (151,089)
Investment in subsidiaries and other        (2,828)     (4,531)     (2,851)
Salvage net of removal cost                    227         405       1,798
                                         ---------------------------------
     Net cash used in investing
      activites                           (165,858)   (175,200)   (152,142)
                                         ---------------------------------

Cash Flows from Financing Activities:
Sale of capital stock                      107,329      78,066      70,814
Sale of long-term debt                      45,000     317,500           -
Change in funds held in trust                6,234     (21,135)      6,612
Retirement of preferred stock
 and long-term debt                        (59,405)   (175,745)     (9,043)
Increase (decrease) in short-term
 borrowing                                       -     (71,000)     34,110
Cash dividends                             (66,883)    (60,596)    (51,532)
Other financing activities                   2,623         738         845
                                         ---------------------------------
  Net cash provided by financing
   activities                               34,898      67,828      51,806
                                         ---------------------------------

Cash and Temporary Cash Investments(Note 1):
Net increase (decrease) during the period      (15)          6         (31)
Beginning of period                            160         154         185
                                          --------------------------------
End of period                             $    145    $    160    $    154
                                          ================================

Cash Paid During the Period for:
Interest, net of amounts capitalized      $ 57,140    $ 55,926    $ 48,919
                                          ================================
Income taxes                              $ 18,001    $ 13,793    $ 22,771
                                          ================================

See Notes to Financial Statements.
__________________________________________________________________________

30                             Nevada Power Company

                         Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies
For ratemaking and other purposes, the company is subject to the jurisdiction of the PSC and the Federal Energy Regulatory Commission (FERC). The accounting records of the company are maintained in accordance with the uniform system of accounts prescribed by the FERC and adopted by the PSC.

Electric Revenues - The company bills its customers monthly on a cycle basis and recognizes the estimated amount of revenue applicable to kilowatthours of energy sold but not yet billed at the end of an accounting period.

Deferred Energy Cost Adjustments - As permitted by state statute, the company defers differences between the current cost of fuel plus net purchased power and base energy costs as defined. Any over or under recoveries are deferred in the balance sheet as a current asset or current liability. Under regulations adopted by the PSC, deferred energy rates are revised at least every 12 months to clear the accumulated deferred balance over a future period.

Electric Plant - The costs of betterments and additions to electric plant and replacements of retirement units of property are capitalized. Such costs include labor, payroll taxes, material, transportation, an allowance for funds used during construction and, where applicable, property taxes. Maintenance is charged with the cost of repairs and minor replacements. Accumulated depreciation is charged for the cost of plant retired, less net salvage.
     Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during the first ten months of 1991 were equivalent to an annual rate of approximately 2.8 percent of the average gross investment in depreciable plant. Effective November 1991, as authorized by the PSC, the annual depreciation rate was increased to approximately 2.9 percent.

Allowance for Funds Used During Construction - The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.
     The FERC has prescribed a specific computational method for determining the AFUDC rate. The PSC has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PSC. Through December 31, 1992, the company used a rate of 10.02 percent to calculate AFUDC on construction work in progress as authorized by the PSC, effective July 1992. In January 1993, the company began using an AFUDC rate as calculated under the FERC computational method which averaged 9.88 percent for 1993.

Recently Issued Accounting Standards - In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (FAS 112), Employers' Accounting for Postemployment Benefits which is effective for years beginning after December 15, 1993. FAS 112 established accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement (postemployment benefits). The company is currently analyzing the provisions of FAS 112 and believes that application of the new standard will not have a material impact on the company's results of operations or financial position.

Federal Income Taxes - Effective January 1, 1993, the company adopted the provisions of FAS 109, Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The cumulative effect of the change in accounting for income taxes is not material to net income.
     In November 1991, the PSC issued an order which allows the company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $38 million of income taxes will be allowed in future rates.

                               Nevada Power Company                           31

                         Notes to Financial Statements

     Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.

Cash Flow Information - Cash equivalents, which generally are convertible to cash at par on short notice and mature three months or less from the date of acquisition, are reported as temporary cash investments.
     The company had no material non-cash investing or financing transactions during 1993 or 1992. During 1991, a capital lease obligation of $83 million was incurred when the company entered into a power purchase contract with Mission Energy Company.

Other Accounting Policies - The company uses the equity method of accounting to report immaterial investments in subsidiaries.
     Disclosure by the company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1993 and 1992, the provisions of FAS 107 apply only to the company's long-term debt and redeemable cumulative preferred stock. (See Notes 5 and 6 of "Notes to Financial Statements.")
     In 1993, the company adopted the provisions of FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which requires accrual of postretirement benefits during the years an employee provides services. (See Notes 3 and 8 of "Notes to Financial Statements.")
     Certain amounts in prior periods have been reclassified to conform to the financial statement presentation for December 31, 1993.

Note 2 - Federal Income and Other Taxes
The total federal income tax expense as set forth in the accompanying Statements of Income results in an effective federal income tax rate different than the statutory federal income tax rate for the following reasons:

Years Ended Dec. 31,
(Dollars in thousands)         1993             1992               1991
______________________________________________________________________________

Federal income tax
   at statutory rate        $39,625  35.0%   $29,241  34.0%     $17,057  34.0%
Adjustments:
   Investment tax credit
          amortization       (1,303) (1.2)    (1,618) (1.9)      (1,618) (3.2)
   Other items                1,344   1.2      1,600   1.9         (446) (0.9)
                            --------------------------------------------------
Total recorded federal
   income tax               $39,666  35.0%   $29,223  34.0%     $14,993  29.9%
                            ==================================================
Federal income taxes
     included in:
        Operating expenses  $37,278          $29,975            $16,198
        Other income, net     2,388             (752)            (1,205)
                            --------------------------------------------------
                            $39,666          $29,223            $14,993
                            ==================================================
______________________________________________________________________________

32                             Nevada Power Company

The current and deferred components of federal income taxes included in operating expenses are as follows:

Years Ended Dec. 31, (In thousands)      1993           1992         1991
_________________________________________________________________________

Current federal income taxes          $20,680        $18,213      $25,753
                                      -----------------------------------
Deferred federal income taxes:
    Depreciation differences            8,899         13,823        8,127
    Deferred energy costs              11,765           (434)     (12,601)
    Contributions in aid of
     construction                      (1,732)        (1,437)        (806)
    Coal contract buyout                 (945)        (1,009)      (1,009)
    Other - net                           (86)         2,437       (1,648)
                                      -----------------------------------
                                       17,901         13,380       (7,937)
                                      -----------------------------------
Investment tax credit amortization     (1,303)        (1,618)      (1,618)
                                      -----------------------------------
    Total                             $37,278        $29,975      $16,198
                                      ===================================
_________________________________________________________________________

General taxes charged to operating expenses are as follows:

Years Ended Dec. 31, (In thousands)      1993           1992         1991
_________________________________________________________________________

Real estate and personal property     $11,338        $ 9,408      $ 8,185
Payroll                                 4,748          4,285        4,083
Other                                     315            400          459
                                      -----------------------------------
  Total                               $16,401        $14,093      $12,727
                                      ===================================
_________________________________________________________________________

The company adopted FAS 109, Accounting for Income Taxes, effective January 1, 1993. As a result, the company's December 31, 1993 balance sheet contains a net regulatory asset of $14 million. (See Note 8 of "Notes to Financial Statements.")
     The regulatory liability for temporary differences related to liberalized depreciation will continue to be amortized using the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability for temporary differences caused by investment tax credits will be amortized ratably in the same fashion as the accumulated deferred investment credit under former Internal Revenue Code Section 46(f)(2).

                               Nevada Power Company                           33

                         Notes to Financial Statements


The net accumulated deferred federal income tax liability consists of accumulated deferred federal income tax liabilities less accumulated deferred federal income tax assets related to:

Years ended Dec. 31, (In thousands)              1993          1992
________________________________________________________________________

Accumulated deferred federal income tax
liabilities:
Temporary basis differences - plant         $ (33,058)    $       -
Investment tax credits                        (35,384)      (36,687)
Excess of tax depreciation over
 book depreciation                            (83,309)      (75,214)
Coal contract buyout                           (2,251)       (3,196)
Accrued taxes                                  (1,985)       (2,418)
Deferred energy                               (20,574)       (7,264)
Demand-side program costs                      (3,686)       (1,072)
Other                                          (1,844)       (2,197)
                                            ------------------------
   Total                                     (182,091)     (128,048)
                                            ------------------------
Accumulated deferred federal income tax
assets:
Unamortized investment tax credits             19,053             -
Refundable customer advances                    9,867         8,800
Purchased power                                 5,417         6,055
Nonrefundable contributions in aid
 of construction                                2,510         3,497
Capitalized expenses                            1,439         1,556
Other                                           1,949         1,916
                                            -----------------------
    Total                                      40,235        21,824
                                            -----------------------
Net accumulated deferred tax liability      $(141,856)    $(106,224)
                                            =======================
________________________________________________________________________

Note 3 - Employee Benefits
Employee Welfare Benefit Plans - The company provides certain health, dental, vision care and long-term disability benefits to employees through plans administered under a Voluntary Employee's Beneficiary Association (VEBA) Trust. Currently, substantially all of the costs of the benefit programs for employees are borne by the company. Effective August 1, 1994, current employees will begin paying 10% of the cost of providing health, dental and vision benefits.
     The cost of the benefit plans was approximately $10.3 million, $9.3 million and $8.2 million, during 1993, 1992 and 1991, respectively. The programs also provide benefits to retired employees who elect to continue coverage by paying the applicable premiums. (See "Postretirement Benefits Other Than Pensions" below.)

Defined Contribution Retirement Plan - The company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and who have completed one year of eligibility service may become "participants" in the 401(k) Plan. The company matched 50 percent in 1993, 1992 and 1991 of any Management, Professional, Administrative and Technical participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. In 1993, 1992 and 1991, the company matched 25 percent of any union-represented participant's contributions to the 401(k) Plan not to exceed 1.5 percent of the participant's annual compensation. All company contributions are invested in common stock of the company. The amounts expensed for company matching contributions to the 401(k) Plan were $921,000 for 1993, $629,000 for 1992 and $581,000 for 1991.

34                             Nevada Power Company

Defined Benefit Retirement Plan - The company has a non-contributory defined benefit retirement plan (PLAN) designed to meet the provisions of the Employee Retirement Income Security Act of 1974. All full-time employees age
21 and over with one year of service are covered by the PLAN. Benefits under the PLAN are dependent upon each participant's salary for the highest consecutive 60 months of service and length of service.
     The company also has a Supplemental Executive Retirement Plan (SERP) in addition to the regular PLAN. Participation is limited to such officers as the Board of Directors may select. Presently, 27 active or retired designated officers and employees participate in the SERP. The SERP will be funded as benefits are disbursed.
     The table below sets forth the funded status and amounts recognized in the company's financial statements at December 31, 1993, 1992 and 1991 for both the PLAN and SERP.
     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 7.25 percent and 4.50 percent in 1993, and 8.25 percent and 5 percent in 1992 and 1991, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1993, 1992 and 1991. PLAN assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

Reconciliation of Funded Status

                               PLAN                          SERP
                    ___________________________   ____________________________
Years Ended Dec. 31,
(In thousands)         1993      1992      1991       1993      1992      1991
______________________________________________________________________________

Actuarial present
 value of:
  Vested benefit
   obligation       $54,434   $40,592   $32,458   $  3,854   $ 2,814   $ 2,174
  Nonvested benefit
   obligation         3,875     4,217     3,312        514       375       345
                    ----------------------------------------------------------
  Accumulated benefit
   obligation       $58,309   $44,809   $35,770   $  4,368   $ 3,189   $ 2,519
                    ==========================================================
Projected benefit
 obligation         $80,575   $63,121   $56,032   $  4,837   $ 3,452   $ 2,569
Plan assets
 at fair value       60,236    54,575    49,494          -         -         -
                    ----------------------------------------------------------
Plan assets
 less than projected
 benefit obligation (20,339)   (8,546)   (6,538)    (4,837)   (3,452)   (2,569)
Unrecognized net
 transition
 obligation amortized
 over approximately
 nine years               -         -         -        129       303       478
Unrecognized prior
 service costs        5,577     6,005     6,433        412       166      (300)
Unrecognized net
 (gain) loss          8,949     2,925      (822)     1,267       209        84
                    ----------------------------------------------------------
 Pension asset
 (liability)        $(5,813)  $   384   $  (927)   $(3,029)  $(2,774)  $(2,307)
                    ==========================================================

Net pension expense was
 comprised of the following:
 Service cost       $ 3,284   $ 3,147   $ 2,884    $    67   $    76   $    29
 Interest cost on
  projected benefit
  obligation          5,243     4,900     4,334        297       278       211
 Return on plan
  assets             (5,371)   (1,739)   (8,301)         -         -         -
 Net amortization
  and deferral        1,021    (2,117)    2,862        197       331       268
                    ----------------------------------------------------------
 Net periodic
  pension cost      $ 4,177   $ 4,191   $ 1,779    $   561   $   685   $   508
                    ==========================================================
______________________________________________________________________________

                               Nevada Power Company                           35

                         Notes to Financial Statements

Postretirement Benefits Other Than Pensions - The company adopted FAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1993. The costs of these benefits have been expensed on a pay-as-you-go basis prior to the company adopting FAS 106. In July 1992, the PSC authorized the company to continue recognizing these benefit costs on a pay-as-you-go basis after adopting FAS 106 and to record any difference in costs resulting from the implementation of FAS 106 as a deferred asset.
The company has elected to amortize its transition obligation at January 1, 1993 over a period of 20 years.
     The company provides postretirement medical, dental and vision benefits to employees who have retired or will retire and are eligible for an immediate pension benefit. The postretirement health care plan is contributory, and retirees' contributions can be adjusted annually for increases in the cost of providing the benefits.
     Net periodic postretirement benefit cost for the year ended December 31, 1993 included the following components:

(In thousands)                                                     1993
_______________________________________________________________________

Service cost benefit earned during the year                      $  614
Interest cost on projected benefit obligation                     1,881
Amortization of transition obligation                             1,166
                                                                 ------
     Net periodic postretirement benefit cost                    $3,661
                                                                 ======
_______________________________________________________________________

A reconciliation of the funded status of the plan to the amounts recognized in the Balance Sheet as of December 31, 1993 is as follows:


(In thousands)                                                     1993
_______________________________________________________________________

Retirees                                                       $(10,270)
Fully eligible active employees                                  (8,749)
Other active employees                                           (6,777)
                                                               --------
Accumulated postretirement benefit obligation                   (25,796)
Unrecognized transition obligation                               22,149
Unrecognized loss                                                   542
                                                               --------
Accrued postretirement benefit cost liability                  $ (3,105)
                                                               ========
_______________________________________________________________________

The medical cost trend rate assumed for 1994 was 10.25 percent, grading down to 4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretire-ment benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1993 by $1.9 million and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $149,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993 was 7.25 percent.

Note 4 -Short-Term Borrowings
The company has a $125 million bank revolving credit facility which expires on December 31, 1994, and pays commitment fees based on both the unused amount of the facility and the company's first mortgage bond ratings. Borrowing rates under the bank line are determined by both current market rates and the company's first mortgage bond ratings.
     During 1993, the maximum amounts of short-term borrowings outstanding were $74 million, average short-term borrowings were $16.1 million and weighted average interest costs were 5.34%. There were no short-term borrowings outstanding at December 31, 1993.

36                             Nevada Power Company

     During 1992, the maximum amounts of short-term borrowings outstanding were $71 million, average short-term borrowings were $18.6 million and weighted average interest costs were 6.01%. There were no short-term borrowings outstanding at December 31, 1992.
     During 1991, the maximum amounts of short-term borrowings outstanding were $71 million, average short-term borrowings were $36.2 million and weighted average interest costs were 6.91%. The weighted average interest rate for short-term borrowings outstanding at December 31, 1991, was 5.33%.

Note 5 - Long-Term Debt
In accordance with FAS 107, the company estimates the fair value of its long-term debt based on quoted market prices for the same or similar issues or on current interest rates available to the company for debt with similar terms and maturity. The book value and estimated fair value of the company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $614 million and $665 million at December 31, 1993, and $616 million and $626 million at December 31, 1992, respectively. The estimate presented herein is not necessarily indicative of the amount that the company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amount.
     The indentures under which the company's first mortgage bonds were issued provide for an immaterial restriction as to distributions to shareholders at December 31, 1993.

Note 6 - Capital Stock
In October 1990, the company issued through dividend to its common share-holders certain stock rights which expire in October 2000. The rights to purchase junior preference shares, common shares or shares of a successor corporation are not exercisable unless certain events occur and are intended to assure fair shareholder treatment in any takeover of the company and to guard against abusive takeover tactics.
     On April 30, 1992, the company issued shares of Redeemable Cumulative Preferred Stock, 9.90% Series consisting of the previously issued shares of Auction Preferred Stock. The company elected to establish a 10-year dividend period for this preferred stock, with mandatory redemption April 1, 2002. The dividend rate on the shares of Redeemable Cumulative Preferred Stock, 9.90% Series was determined at an auction held on April 23, 1992. Dividends on the shares are cumulative from April 30, 1992, and will be payable when, as and if declared, quarterly on January 1, April 1, July 1 and October 1 of each year commencing July 1, 1992.
     In accordance with FAS 107, the company estimates the fair value of its redeemable cumulative preferred stock based on the per share closing price times the number of shares outstanding. The book value and estimated fair value of the redeemable cumulative preferred stock were $38 million and $43.6 million at December 31, 1993 and $38 million and $42 million at December 31, 1992, respectively. The estimate presented herein is not necessarily indicative of the amount that the company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amount.

Note 7 - Commitments and Contingencies
Rate Matters - In 1985 the company incurred $15.8 million in increased fuel and purchased power expenses after a ruptured steam line at the jointly owned Mohave Generating Station resulted in a loss of the plant for six months. The PSC allowed the company to recover one half of the increased expenses subject to refund. Fourth quarter 1990 earnings reflected a $12.9 million charge to record a subsequent proposed order issued by the PSC which stated that the company shall not recover any of the increased costs. The company has fully reserved for any negative financial effect related to the proposed order. In 1991, the PSC set aside the proposed order and ordered the parties to participate in joint hearings before the CPUC. The CPUC hearings are now concluded, and the PSC will prepare its own opinion based on the record created in the CPUC hearings. In January 1994, the administrative law judge in the CPUC proceeding issued a proposed opinion denying recovery to SCE of its incremental purchased power costs resulting from the accident. SCE has filed comments with the CPUC concerning the proposed decision.
     On August 12, 1993, the company filed a request with the PSC to recover additional fuel and purchased power costs of $29.7 million under the state's deferred energy accounting procedures. This request included $9.8 million of deferred energy costs for the period of December 1, 1992, to May 31, 1993, and $19.9 million to adjust the base energy rate. The company subsequently amended its request to $26.8 million. Hearings in this

                               Nevada Power Company                           37

                         Notes to Financial Statements

matter were concluded in December 1993, and the PSC granted an increase in rates of $23.6 million, effective February 1, 1994. The PSC order resulted in fourth quarter 1993 charges of $2 million net of taxes for deferred energy costs.
     On July 11, 1991, Nevada Electric Investment Co. (NEICO), the company's unregulated subsidiary, entered into an agreement to sell a 50 percent undivided ownership interest in certain coal mining assets to the Intermountain Power Agency (IPA). NEICO and IPA will continue the coal mining operations as joint venturers under the name of the Crandall Canyon Project. Additionally, IPA has executed a continuing coal purchase agreement. This transaction has been inquired into by the PSC, and no gain on the transaction has been recorded pending regulatory review which is expected in 1994.

Legal Matters - In December 1992, the company suspended deliveries under a coal contract with Mountain Coal Co. based on a pricing dispute. Mountain
Coal Co. filed a lawsuit in the federal district court for the State of Utah seeking a determination that the company had repudiated the coal supply agreement. In October 1993, the court found in favor of Mountain Coal Co.'s position. The company appealed the court's order, however, in March 1994, the company resolved the litigation and bought out the remaining obligation under the contract by issuing a promissory note (bearing interest at 10%) for a total of $25 million. The facility using the coal under this contract is jointly owned; accordingly the company's portion of this settlement is $15.25 million. The settlement and buyout have been recorded as of December 31, 1993, with $25 million included in notes payable, $15.25 million included in deferred energy costs and $9.75 million included in other receivables. The settlement and buyout will result in lower fuel costs to the company's customers over the otherwise remaining life of the contract; accordingly, based on similar past buyouts, management believes that the cost of the buyout will be recovered through Nevada's deferred energy accounting procedures.
     The company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the company's financial position and results of operations.

Environmental Matters - The Federal Clean Air Act Amendments of 1990 include provisions which will affect the company's existing steam generating facilities and all new fossil fuel fired facilities. Title IV of the Amendments provides a national cap on sulfur dioxide emissions by mandating emissions reductions for many electric steam generating facilities. The sulfur dioxide provisions of the Amendments will not adversely affect the company because the company's steam units burn low sulfur fuels or have sulfur dioxide control equipment. Title IV of the Amendments also provides for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This Title will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the company of no more than $6 million. Other provisions of the Amendments will require the company to install or upgrade Continuous Emission Monitoring systems at all steam generating units before 1995 at an expected cost of up to $3.3 million.
     The United States Congress authorized $2 million for the Environmental Protection Agency (EPA) to study the potential impact the Mohave Generating Station (MGS) may have on visibility in the Grand Canyon. The EPA report is expected to be finalized in late 1995, with a follow-up report from the Grand Canyon Visibility Transport Commission in late 1996. Also, the Nevada Division of Environmental Protection has imposed more stringent stack opacity limits for the MGS. This change may affect the company's utilization of resources, but, until more experience is gained by operating at the new opacity levels, any effect cannot be determined. As a 14 percent owner of the MGS, the company will be required to fund any plant improvements that may result from the EPA study and operation at the new opacity levels. The cost of any potential improvements cannot be estimated at this time.
     In 1991, the U.S. Environmental Protection Agency published an order requiring the Navajo Generating Station (NGS) to install scrubbers to remove 90 percent of sulfur dioxide beginning in 1997. As an 11.3 percent owner of the NGS, the company will be required to fund an estimated $46.6 million for installation of the scrubbers. In 1992, the company received resource planning approval from the PSC for its share of the cost of the scrubbers up to $46.6 million.

38                             Nevada Power Company

Leases - In 1984, the company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1993, are as follows:

(In thousands)
___________________________________________________________________________

        1994            $  3,605
        1995               3,604
        1996               3,605
        1997               3,604
        1998               3,605
  Thereafter             109,937
                        --------
                        $127,960
                        ========
___________________________________________________________________________

The amount of imputed interest necessary to reduce the future cash rental payments to present value is $85.7 million as of December 31, 1993.
     Total interest expense on the lease obligation was $4 million and total amortization of the leased facility was $402,000 for the year ended December 31, 1993. The total accumulated amortization of the leased facility on December 31, 1993, was $9 million.
     At December 31, 1993, the company has certain long-term noncancellable operating lease agreements for which the future minimum lease payments are immaterial.

Fuel and Purchased Power Obligations - The company has five long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1995 to 2016.
     Total payments under these contracts were $55.9 million, $51.4 million and $42.6 million in 1993, 1992 and 1991, respectively. The cost of power obtained under these contracts is included in purchased power expense in the statements of income.
     At December 31, 1993, the estimated future payments for capacity and energy that the company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:

                                     Accounted for            Accounted for
                                     as Long-term             as Long-term
(In thousands)                   Executory Contracts          Capital Lease
___________________________________________________________________________

1994                                  $ 35,600                  $ 14,591
1995                                    36,150                    13,986
1996                                    27,600                    13,432
1997                                    28,600                    12,902
1998                                    18,450                    12,373
Thereafter                               1,800                   145,631
                                      ----------------------------------
Total minimum payment                 $148,200                   212,915
                                      ========
Less amount representing estimated
 executory costs included in total
 minimum payment                                                 (98,232)
                                                                --------
Net minimum payments                                             114,683
Less amount representing interest                                (47,022)
                                                                --------
Present value of net minimum payments                           $ 67,661
                                                                ========
___________________________________________________________________________

                               Nevada Power Company                           39

                         Notes to Financial Statements

Total interest expense on the purchase power obligation accounted for as a capital lease was $6.7 million and total amortization was $5.5 million in 1993. Total accumulated amortization was $15.3 million for the year ended December 31, 1993.
     The company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1994 to 2007.
     The costs of approximately $33.9 million, $38.2 million and $44.6 million were incurred under the long-term coal contracts in 1993, 1992 and 1991, respectively.
     At December 31, 1993, the estimated future payments for coal that the company is obligated to purchase under these contracts are as follows:

(In thousands)
__________________________________________________________________________

            1994                                  $ 29,128
            1995                                    19,776
            1996                                    17,258
            1997                                    17,775
            1998                                    18,308
      Thereafter                                   182,258
                                                  --------
                                                  $284,503
                                                  ========
__________________________________________________________________________

Construction - Certain commitments have been incurred at December 31, 1993, in connection with the 1994 construction budget. Construction expenditures are estimated at $175 million, including AFUDC, for 1994.

Note 8 - Other Deferred Charges and Credits
Other Deferred Charges - At December 31, 1993, as a result of the company adopting FAS 109 effective January 1, 1993, other deferred charges include a regulatory asset of $46 million and a deferred tax asset of $19.1 million.
The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.
     As a result of the company adopting FAS 106 effective January 1, 1993, a regulatory asset and a postretirement benefit liability of $3.1 million are included in other deferred charges and other current liabilities, respectively, at December 31, 1993. The regulatory asset and benefit liability represent the difference between the postretirement benefit costs expensed by the company on a pay-as-you-go basis as authorized by the PSC and the costs resulting from the implementation of FAS 106.
     At December 31, 1993, organizational study, early retirement and severance costs of $6.7 million are included in other deferred charges to be amortized over three years beginning February 1994. Of such costs, $5.5 million are related to the company's defined benefit retirement plan and are included in other current liabilities as a part of the pension liability of $5.8 million at December 31, 1993.
     In May 1988, after securing PSC approval, the company paid United States Fuel Company $23.5 million to terminate an existing coal supply agreement.
The amount paid plus carrying charges is being amortized over eight years and the amounts included in other deferred charges and deferred energy costs as of December 31, 1993, were $6.4 million and $2.3 million,respectively.
     Other deferred charges as of December 31, 1993, also include $12.4 million for deferred federal income taxes on customer advances for construction and $8.9 million for conservation programs.

Other Deferred Credits - As of December 31, 1993, a credit of $4.7 million for generating station spare parts is included in other deferred credits. Effective January 1992, this credit is being amortized over a six-year period.
     Other deferred credits as of December 31, 1993, also include a regulatory liability of $32 million representing amounts to be refunded to customers in the future as a result of the company adopting FAS 109.

40                             Nevada Power Company

Note 9 -Interests in Jointly Owned Electric Utility Facilities
At December 31, 1993, the company owned the following undivided interests in jointly owned electric utility facilities:
                                            Company's Share of
                             _________________________________________________

                  Percent                                         Construction
                  Owned by   Plant       Accumulated   Net Plant  Work in
(In thousands)    Company    In Service  Depreciation  In Service Progress
______________________________________________________________________________

Facility
Navajo Project     11.3      $132,370    $ 59,999      $ 72,371    $ 6,016
Mohave Project     14.0        67,479      27,559        39,920      4,888
Reid Gardner
Plant
  Unit No. 4       32.2       133,528      30,516       103,012        869
                             ---------------------------------------------
  Total                      $333,377    $118,074      $215,303    $11,773
                             =============================================
______________________________________________________________________________

The amounts above for Navajo and Mohave include the company's share of transmission systems and general plant equipment and, in the case of Navajo, the company's share of the jointly owned railroad which delivers coal to the plant. Each participant provides its own financing for all of these jointly owned facilities. The company's share of operating expenses for these facilities is included in the corresponding operating expenses in the Statements of Income.

Note 10 - Quarterly Financial Data (unaudited)
                                                   Earnings     Earnings
(In thousands,                                     Available    per Average
except per share     Electric  Operating  Net      for Common   Common
amounts)             Revenues  Income     Income     Stock      Share
___________________________________________________________________________

1993: First          $132,814   $16,621   $ 8,379   $ 7,382     $0.20
      Second          142,318    23,022    15,238    14,241      0.37
      Third           232,263    54,957    47,113    46,117      1.13
      Fourth          144,377    13,869     2,818     1,822      0.04

1992: First           122,902    12,035     2,022       820      0.02
      Second          140,913    20,774    10,245     9,181      0.26
      Third           206,868    51,198    42,982    41,984      1.15
      Fourth          130,232    16,115     1,531       533      0.01
___________________________________________________________________________

The business of the company is seasonal in nature and it is management's opinion that comparisons of earnings for the quarters do not give a true indication of overall trends and changes in the company's operations.
     The fourth quarter of 1993 reflects write-offs of $5.6 million net of tax or 14 cents per average common share for certain deferred amounts including costs related to preliminary studies for the coal-fired White Pine Power Project and for deferred energy.
     The fourth quarter of 1992 reflects write-offs of $4.5 million net of tax or 13 cents per average common share for certain deferred amounts including costs related to a property loss at Reid Gardner Generating Station No. 4.

                               Nevada Power Company                           41

                         Independent Auditors' Report

To the Board of Directors and Shareholders of Nevada Power Company:

We have audited the balance sheets of Nevada Power Company as of December 31, 1993 and 1992, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at December 31, 1993 and 1992, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.
     As discussed in Notes 1 and 2 to the financial statements, the company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

Deloitte & Touche

Deloitte & Touche

Las Vegas, Nevada
February 10, 1994
(March 11, 1994 as to the fourth paragraph of Note 7)


                         Report of Management

The management of Nevada Power Company is responsible for the financial statements presented in this report. Management prepared the financial statements in conformity with generally accepted accounting principles applicable to public utilities which are consistent in all material respects with the accounting prescribed by the Public Service Commission of Nevada and the Federal Energy Regulatory Commission. In preparing the financial statements, management made informed judgements and estimates relating to events and transactions being reported.
     The company has a system of internal accounting and financial controls and procedures in place to insure that the financial records reflect the transactions of the company and that assets are safeguarded. This system is examined by management on a continuing basis for effectiveness and efficiency and is reviewed on a regular basis by an internal audit staff that reports directly to the Audit Committee of the Board of Directors.
     The financial statements have been audited by Deloitte & Touche, independent auditors. The auditors provide an objective, independent review as to management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. Their audit includes procedures which provide them reasonable assurance that the financial statements are not misleading and includes a review of the company's system of internal accounting and financial controls and a test of transactions.
     The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of financial statements and the ongoing examination of the company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche and the internal audit staff have complete and free access to the Audit Committee.

42                             Nevada Power Company

                       Stock Prices on New York Stock Exchange
                               and Dividends Per Share


                     1993 Quarters                     1992 Quarters
         _________________________________  __________________________________

         First   Second   Third    Fourth   First    Second   Third    Fourth
______________________________________________________________________________

Common
High     $25     $25 3/4  $26 3/4  $26 1/4  $19 5/8  $19 1/8  $22 5/8  $24
Low       22 5/8  24       24 5/8   22 1/2   18 5/8   18       18 1/2   21 3/4
Dividend
 paid    .40     .40      .40      .40      .40      .40      .40      .40
______________________________________________________________________________

High and low common stock prices shown are as reported by the Wall Street Journal as New York Stock Exchange Composite Transactions. The common stock is also listed on the Pacific Stock Exchange.
     Holders of common stock are entitled to dividends as are declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the company to quarterly cumulative dividends as declared by the Board of Directors. The company has paid quarterly dividends on its common stock since August 1954. See Note 5 of "Notes to Financial Statements" for restriction on the company's ability to pay dividends.
     The company had 47,239 shareholders of record of common stock at December 31, 1993.

                               Nevada Power Company                           43

Statistical Summary 1993-1989
                                                   1993           1992           1991           1990           1989
___________________________________________________________________________________________________________________
Summary of Operations
  (In thousands, except per share amounts):
Electric Revenues:
     Residential                             $  267,941     $  245,160     $  216,784     $  194,911     $  179,333
     Commercial and industrial                  326,006        305,707        287,407        256,310        210,167
     Other electric sales                        48,504         42,011         34,459         35,057         27,767
     Miscellaneous                                9,321          8,037          7,761          6,043          5,635
                                             ----------------------------------------------------------------------
                                                651,772        600,915        546,411        492,321        422,902
                                             ----------------------------------------------------------------------
Net Income (a)                                   73,548         56,780         35,176         24,992         51,467
Dividend Requirements on Preferred Stock          3,986          4,262          2,880          2,917          3,058
Earnings Available for Common Stock (a)      $   69,562     $   52,518     $   32,296     $   22,075     $   48,409
Weighted Average Number of Common
  Shares Outstanding                             39,482         35,652         30,855         28,330         26,693
Earnings Per Average Common Share (a)        $     1.76     $     1.47     $     1.05     $      .78     $     1.81
Dividends Per Common Share                   $     1.60     $     1.60     $     1.60     $     1.58     $     1.54

Capitalization
  (In thousands, except per share amounts):
Long-Term Debt                               $  716,589     $  715,451     $  578,540     $  521,340     $  460,366
Cumulative Preferred Stock                       38,000         38,000         38,000         38,000         38,000
Cumulative Preferred Stock with
   Mandatory Sinking Funds                        4,264          4,464          4,664          4,864          5,067
Common Shareholders' Equity                     645,924        532,473        460,307        406,291        383,150
Book Value Per Common Share                  $    15.56     $    14.34     $    13.96     $    14.05     $    14.27

Return on Common Shareholders' Equity             10.77%          9.86%          7.02%          5.43%         12.63%

Electric Plant Investment (In thousands):
Gross                                        $1,901,448     $1,739,633     $1,562,921     $1,345,107     $1,187,612
Depreciated                                   1,450,146      1,328,670      1,187,154        996,885        865,834

Total Assets (In thousands)                  $1,809,337     $1,557,040     $1,410,022     $1,236,210     $1,099,741

Construction Expenditures Excluding
  AFUDC (In thousands)                       $  157,458     $  167,233     $  145,271     $  152,583     $  120,134

Operating and Sales Data:
Generating Capacity and Firm
  Purchases (Megawatts)                           3,488          2,989          2,719          2,534          2,333
Peak Load (Megawatts)                             2,681          2,501          2,373          2,248          2,092
Electric Sales (Megawatthours)               11,155,270     10,541,204      9,834,952      9,619,723      8,715,442
Number of Customers (Year End)                  403,875        383,036        366,325        347,969        318,036
Average Annual Kilowatthour Sales
  Per Residential Customer                       13,008         13,343         13,213         13,331         13,624

Number of Employees (Year End)                    1,741          1,734          1,689          1,639          1,543
___________________________________________________________________________________________________________________

(a)  Amount for 1990 includes a provision for a proposed regulatory disallowance and other adjustments.
     Amount for 1991 includes write-offs for deferred energy and environmental study costs.
     Amount for 1993 includes write-offs for deferred energy costs and preliminary study costs for a cancelled coal-fired generating station project.
44                             Nevada Power Company                           45