Form 10-K405, Exhibit 13
NEVADA POWER CO
filed 1995-03-27
CIK 71180

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS

Every three years Nevada law requires Nevada Power Company (company) to file with the Public Service Commission of Nevada (PSC) a forecast of electricity demands for the next 20 years and the company's plans to meet those demands. In the third quarter of 1994, the company filed with the PSC its 1994 Resource Plan.
   The company introduced a Renewable Energy Program as part of the 1994 Resource Plan filing. This section of the plan requested approval for the company to utilize all appropriate incentives, resources and expertise to foster the development of economically competitive renewable energy systems with the intent to provide southern Nevada customers with 20 megawatts of solar-generated electricity by the year 2002. A stipulation on the Renewable Energy Program was signed by the company, PSC Staff, Office of Consumer Advocate (OCA) and the Land and Water Fund of the Rockies. The PSC subsequently approved the stipulation which includes establishing a solar test facility on company property where new solar technologies will be installed and tested. The company will also install several photovoltaic units in the Las Vegas Valley and will serve on the Technical Advisory Committee of the Solar II Project in Barstow, California.
   At the time of the 1994 Resource Plan filing, the company had yet to complete its long-term supply-side request for proposal (RFP) process. The PSC issued an order approving a stipulation between the company, the PSC Staff, the OCA and other intervenors allowing the company to refile its 1994 Resource Plan when it completed the RFP process. The company completed the final analysis of the RFP in December 1994.
   At the time of the final analysis of the RFP, there were tremendous changes anticipated in the electric utility industry. The combination of the final analysis of the RFP, the current information about the purchased power markets and the uncertainty of the changes in the electric utility industry necessarily mandated a fundamental change in the company's resource planning strategy. The company will rely on short-term power purchases rather than proceed with the RFP process to meet its forecasted increase in load.
     On February 15, 1995, the company filed its Refiled 1994 Resource Plan. To support the company's position in its decision to rely on short-term markets for purchased power, the company requested the following projects to be approved by the PSC:
- the installation of a 230 kV transmission line on the previously approved Northwest-Arden line;
- the construction of two new switchyards in the southern portion of the company's transmission system; and
- funds to study the development of transmission systems, the Price and Availability Purchased Power Forecast, modifications to existing generating facilities and the stability of the company's transmission system.
   With the projections of future electricity costs decreasing, many of the Demand-Side Management (DSM) programs offered by the company are no longer cost-effective. Therefore, the company reevaluated its DSM programs and requested approval to phase out three of its programs: air conditioning replacement, attic insulation and energy efficient motors. In addition, the company requested approval to reduce incentives to numerous other programs and suspend the air conditioning load management program in 1995. The DSM section of the Refiled 1994 Resource Plan also includes:
- DSM contracts with three energy service companies to promote conservation among certain commercial customers. The total targeted reduction in demand is equivalent to 13.8 megawatts; and
- a limited residential new construction program offering education and assistance to contractors on energy efficiency measures in new homes. Hearings on the company's Refiled 1994 Resource Plan are scheduled to begin in April 1995.
   Budgeted construction expenditures for 1995 and 1996 are $169 million and $175 million, respectively, excluding allowance for funds used during construction.
   For the next five years customer growth is estimated to average 5.4 percent per year while demand for electricity is estimated to increase by an average of 4.5 percent per year.


FINANCIAL STRATEGIES

The company's customer growth averaged over 5.3 percent annually during the three years ended December 31, 1994. To meet the growth forecasted for the company's service territory for the mid to late 1990s, the company will continue to rely upon the financial markets to provide a substantial portion of the funds to build necessary company-owned facilities.
   The company is committed to maintaining shareholder value throughout this period of continuing rapid growth. To achieve this goal the company will:
- pursue a balanced financing approach utilizing low cost tax-exempt financing when possible;
-  maintain ongoing cost containment efforts; and
-  seek legislative and regulatory support when necessary.

16                                NEVADA POWER COMPANY 1994 Annual Report

COST CONTAINMENT - The company will continue to review all planned construction and operating expenditures in an effort to reduce the level of external financing required during this period of rapid growth. Management is constantly reviewing expenditures in light of its commitment to provide shareholders with returns that deliver long-term shareholder value, deliver quality service to customers and provide a reliable supply of electricity at competitive prices.

CAPITALIZATION

To meet capital expenditure requirements through 1996, the company will utilize internally generated cash, the proceeds from industrial development revenue bonds (IDBs), first mortgage bonds (FMBs), preferred securities and common stock issues through public offerings and the Stock Purchase and Dividend Reinvestment Plan (SPP).

NEW FINANCING CAPACITY - Under the tests required by the company's FMBs and the terms of its preferred stock issues, as of December 31, 1994, the company could issue up to $460 million of additional FMBs at an assumed interest rate of 8 1/2 percent and up to $407 million of additional preferred stock at an assumed dividend of 8 1/2 percent.
   In January 1995, the company received PSC approval to issue and sell up to 2,750,000 shares of common stock, up to $195 million of debt for the purpose of refinancing existing debt, up to $40 million of preferred stock for the purpose of refinancing existing stock, up to $85 million of new taxable debt and up to $35 million of new preferred stock as an alternative to an equal amount of common stock and/or new taxable debt with such authorization to expire on December 31, 1995.

EARNINGS TO INTEREST AND PREFERRED DIVIDENDS COVERAGE - For the year 1994, the ratio of earnings to interest charges was 3.11 times compared to 2.90 times in 1993. The ratio of earnings to interest charges plus preferred dividends was 2.82 times in 1994 compared to 2.63 times in 1993.

COMMON EQUITY - On November 9, 1994, the company sold 2,000,000 shares of common stock through a negotiated public offering. Net proceeds of $37.7 million were used primarily for construction and general corporate purposes including the repayment of any amounts incurred for those purposes that were outstanding under the company's bank revolving credit facility.
   The company has the option to issue new common shares or purchase shares on the open market to satisfy the needs of the SPP. During 1994, the company issued $38.2 million of common stock under the SPP. (See Note 5 of "Notes to Financial Statements.") At year end, common equity represented
49.2 percent of total capitalization.

SHORT-TERM DEBT - The company has PSC approval for authority to issue short-term unsecured promissory notes not to exceed $150 million with such authorization to expire on December 31, 1997 and has a committed bank line for $125 million which expires on November 21, 1997. The short-term financing is expected to be utilized to fund some of the company's construction expenditures until long-term financing is secured. At December 31, 1994, the company had no balance outstanding on this line.

LONG-TERM DEBT - On June 24, 1992, Clark County, Nevada issued $105 million 6.70% fixed rate 30-year IDBs (Nevada Power Company Project) Series 1992A. Net proceeds from the sale of the IDBs were placed on deposit with a trustee and are being used to finance the construction of certain facilities which qualify for tax-exempt financing. At December 31, 1994, $7.2 million remained on deposit with the trustee.
   A discussion of long-term debt maturities, including sinking fund requirements, is contained in Note 6 of "Notes to Financial Statements."

REGULATION

The PSC allows recovery of costs on an historical basis in setting rates charged to customers for electrical service.
   Environmental expenditures made by the company are currently being recovered through customer rates. Management believes environmental expenditures will increase over time and the increased costs will also be recovered as necessary utility expenses. A discussion of pending environmental matters is contained in Note 8 of "Notes to Financial Statements."

CONCLUDED RATE MATTERS - On July 6, 1994, the PSC approved a stipulation between the company, PSC staff, OCA and other intervenors to settle an earnings investigation of the company and several other pending regulatory matters. The stipulation reduced nonresidential rates by $6.25 million effective October 1, 1994 and provides for no additional rate changes before July 1, 1995. The overall rate of return was reduced from 10.02 percent to 9.66 percent although the allowed return on common equity remains at 12.5 percent. The stipulation resulted in the withdrawal of the company's $38.5 million energy rate request and $1 million resource planning rate request filed with the PSC on February 28, 1994. In addition, as part of the stipulation, the company is required to use billed and unbilled sales to calculate deferred energy balances. Implementation of this methodology has resulted in a credit adjustment to deferred energy costs and an offsetting debit to unbilled customer receivables with no impact on the company's earnings.
   The stipulation also completely resolved the Mohave accident replacement power case. As a part of the stipulation, $11 million of the reserved $17.4 million previously collected from customers for fuel and purchased power costs and interest was transferred from other deferred credits to deferred energy costs to offset increased fuel and purchased power costs that have been deferred for collection. The balance of $6.4 million ($4.2 million net of tax) was

NEVADA POWER COMPANY 1994 Annual Report                                17
reflected as other income in miscellaneous, net for the second quarter of 1994.
   The table below summarizes the rate adjustments that have been granted to the company during the past three years.

SUMMARY OF RATE ADJUSTMENTS 1992 THROUGH 1994

Effective Date      Nature of Increase (Decrease)    Amount (In millions)
------------------------------------------------------------------------
July 27, 1992       General rate increase                         $ 22.2
                    Energy and resource plan
                       net rate decrease                           (26.4)
June 28, 1993       Energy and resource plan
                       net rate increase                            42.1
February 1, 1994    Energy rate increase                            23.6
October 1, 1994     General rate decrease                           (6.3)


DEREGULATION AND COMPETITION

Deregulation of the electric utility industry is accelerating with the enactment of the National Energy Policy Act of 1992 (Act). Deregulation will lead to further competition in the industry as generators of power obtain greater access to transmission facilities linking them to potential new customers. Most observers believe the electric utility beneficiaries of the Act will be twofold; those who can provide low cost generation for sale and those who have strategically located transmission highways that can transmit low cost power from one area to another.
   Within the region the company's residential rates are competitive. However, large industrial customer rates may require adjustment to remain competitive in the changing environment. In recognition of the changing regional competitive environment, the company is focusing on the costs of serving various classes of customers and the appropriate rates to be charged based on those costs of service. The company will seek through the PSC any rate adjustments necessary to maintain a competitive position.
   An opportunity exists given the company's strategic location in the center of a region of price diversity. As generators arrange for sales of electricity to customers in other areas, much of the power may need to be transmitted through the company's service territory. The company would have an opportunity to charge generators for the transmission of energy through its system. The company is studying the feasibility of constructing additional cost-effective transmission facilities to maximize the advantage of its strategic location.
   In November 1994, the PSC opened a docket to investigate and review the issues associated with retail wheeling in Nevada. To date, the PSC has solicited comments to some general questions regarding retail wheeling and has held one workshop in that docket. As of this time, the PSC has not established a schedule for completion of its review of these issues.


RESULTS OF OPERATIONS

GENERAL

In 1994, earnings increased, as compared to 1993, due primarily to higher revenues resulting from an increase in kilowatthour sales and settlement of the replacement power case from the 1985 Mohave Generating Station accident. In 1993, earnings increased, as compared to 1992, due primarily to higher revenues resulting from an increase in general rates effective July 1992 and an increase in kilowatthour sales.
   Average shares of common stock outstanding for 1994 increased by 3.3 million shares compared to 1993, as a result of public offerings of 2 million shares in November of 1994 and 2.7 million shares in June of 1993 as well as the sale of shares through the SPP.

REVENUES

Revenues during 1994, 1993 and 1992 were $764 million, $652 million and $601 million, respectively. The 17.2 percent increase in 1994, as compared to 1993, was a result of a 7.1 percent increase in kilowatthour sales and an increase in energy rates effective February 1994 and June 1993. Higher revenues also resulted from recording unbilled revenues for the recovery of energy costs in the amount of $11.6 million, with an offsetting increase in the deferred energy cost adjustment and accordingly no impact on the company's earnings, as required by the stipulation approved by the PSC on July 6, 1994.
   The 8.5 percent increase in 1993, as compared to 1992, was a result of a
5.8 percent increase in kilowatthour sales and an increase in energy rates effective June 1993.

INCREASE (DECREASE) IN REVENUE FROM PRIOR YEAR

Nature of Increase (Decrease) (In millions)      1994      1993      1992
-------------------------------------------------------------------------
Kilowatthour sales                             $ 73.5     $28.2     $37.7
General rate changes                             (1.4)     12.3      20.5
Deferred energy adjustments                       8.7     (13.3)     (5.3)
Fuel cost base rate changes                      33.3      22.4       0.4
Resource plan cost changes and
   other                                         (1.7)      1.3       1.2
-------------------------------------------------------------------------
Total increase                                 $112.4     $50.9     $54.5
-----------------------------------------------==========================

18                                NEVADA POWER COMPANY 1994 Annual Report

FUEL AND PURCHASED POWER

Fuel expense increased $7.3 million in 1994, as compared with 1993, primarily due to increased generation at the Clark Station.
   In 1994, as compared to 1993, and in 1993, as compared to 1992, purchased power expense increased 6.1 percent and 21.1 percent, respectively, due to increased purchases from qualifying facilities.
   Effective February 1, 1994 and June 28, 1993, the PSC granted the company increases of $23.6 million and $44.2 million, respectively, in the energy portion of customer rates, and effective July 27, 1992, the PSC granted the company a $28.3 million decrease in energy rates.
   During 1994, 1993 and 1992, the company deferred $16.8 million, $48.5 million and $39.5 million, respectively, of increased energy costs for collection in a later period and collected $44.7 million, $17 million and $26.6 million, respectively, of energy cost increases which had previously been deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See Note 1 of "Notes to Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.
   The following tables summarize kilowatthour data.
                                    1994          1993          1992
--------------------------------------------------------------------
SOURCE OF KILOWATTHOURS SOLD
Company generation                    51%           49%           49%
Hoover Dam hydroelectric               4             4             4
Purchased power                       45            47            47
--------------------------------------------------------------------
                                     100%          100%          100%
-------------------------------------===============================

COMPANY GENERATED KILOWATTHOURS
BY FUEL SOURCE
Coal                                  85%           93%           94%
Natural Gas                           15             7             5
Oil                                    -             -             1
--------------------------------------------------------------------
                                     100%          100%          100%
-------------------------------------===============================

FUEL COSTS PER KILOWATTHOUR
Coal                                1.55 cents    1.61 cents    1.63 cents
Natural Gas                         2.01          2.98          3.83
Oil                                 4.89          4.21          4.74


OTHER OPERATING EXPENSES AND TAXES

Other operations expense increased $14.0 million in 1994, as compared with 1993, primarily due to an increase in employee benefit costs and the provision for uncollectible accounts. Employee benefit costs were higher primarily due to increased amounts for pensions, postretirement benefits other than pensions and amortization of reorganization, early retirement and severance costs.
   Other operations expense increased by $5.1 million in 1993, as compared with 1992, primarily due to an increase in labor costs, computer system conversion costs and the provision for uncollectible accounts.
   The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the company's generating stations. During 1993, these expenses decreased by $2.5 million due primarily to lower maintenance costs at the Reid Gardner and Navajo Generating Stations.
   Depreciation expense increased $6.1 million in 1994 and $4.3 million in 1993 because of a growing electric plant asset base.
   General taxes increased by $2.3 million in 1993 primarily due to higher assessed property values and rates for property tax purposes.


OTHER INCOME AND EXPENSES

Other miscellaneous, net includes income of $4.2 million net of tax in 1994 for the resolution of the Mohave accident replacement power case.
   Other miscellaneous, net includes a charge of $3.2 million net of tax in 1993 for a write-off of costs related to environmental and engineering studies for the canceled coal-fired White Pine Power Project. A rate decision by the PSC on January 24, 1994, resulted in a write-off of $2 million net of tax in 1993 for previously deferred energy costs.
   Other miscellaneous, net includes a charge of $2.6 million net of tax in 1992 for a write-off of costs related to the property loss on a faulty cooling tower at the company's Reid Gardner Generating Station unit 4 and associated legal fees. On August 4, 1992, the PSC issued an order resulting in a write-off of $2.4 million net of tax for previously deferred energy costs.

NEVADA POWER COMPANY 1994 Annual Report                                19

STATEMENTS OF INCOME




For the Years Ended December 31,
(In thousands, except per share amounts)     1994        1993        1992
-------------------------------------------------------------------------


ELECTRIC REVENUES (Note 1)               $764,158    $651,772    $600,915
-------------------------------------------------------------------------

OPERATING EXPENSES AND TAXES:
   Fuel                                   106,040      98,701      96,563
   Purchased and interchanged power       257,517     242,803     200,344
   Deferred energy cost adjustments,
      net (Note 1)                         27,849     (31,490)    (12,834)
-------------------------------------------------------------------------
      Net energy costs                    391,406     310,014     284,073
   Other production operations             17,128      17,715      17,594
   Other operations                        96,251      82,300      77,198
   Maintenance and repairs                 38,765      35,379      37,911
   Provision for depreciation (Note 1)     50,357      44,216      39,949
   General taxes (Note 2)                  17,051      16,401      14,093
   Federal income taxes (Notes 1 and 2)    39,403      37,278      29,975
-------------------------------------------------------------------------
                                          650,361     543,303     500,793
-------------------------------------------------------------------------
OPERATING INCOME                          113,797     108,469     100,122
-------------------------------------------------------------------------

OTHER INCOME (EXPENSES):
   Allowance for other funds used during
      construction (Note 1)                 6,771       9,880       8,251
   Other miscellaneous, net                 4,317      (5,496)    (10,127)
-------------------------------------------------------------------------
                                           11,088       4,384      (1,876)
-------------------------------------------------------------------------
INCOME BEFORE INTEREST DEDUCTIONS         124,885     112,853      98,246
-------------------------------------------------------------------------

INTEREST DEDUCTIONS:
   Interest on long-term debt              44,625      43,173      43,500
   Other interest                           2,572       1,931       2,185
   Allowance for borrowed funds used
      during construction (Note 1)         (4,182)     (5,799)     (4,219)
-------------------------------------------------------------------------
                                           43,015      39,305      41,466
-------------------------------------------------------------------------
NET INCOME                                 81,870      73,548      56,780
DIVIDEND REQUIREMENTS ON PREFERRED STOCK    3,976       3,986       4,262
-------------------------------------------------------------------------
EARNINGS AVAILABLE FOR COMMON STOCK      $ 77,894    $ 69,562    $ 52,518
-----------------------------------------================================
WEIGHTED AVERAGE COMMON SHARES
   OUTSTANDING                             42,784      39,482      35,652
-----------------------------------------================================
EARNINGS PER AVERAGE COMMON SHARE        $   1.82    $   1.76    $   1.47
-----------------------------------------================================

See Notes to Financial Statements.

20                                NEVADA POWER COMPANY 1994 Annual Report

STATEMENTS OF CASH FLOWS




For the Years Ended December 31,
(In thousands)                                    1994        1993        1992
------------------------------------------------------------------------------



CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                   $  81,870   $  73,548   $  56,780
Adjustments to reconcile net income
  to net cash provided -
    Depreciation and amortization               65,064      55,139      47,356
    Deferred income taxes and
      investment tax credits                     5,474      16,504      12,030
    Allowance for other funds used
      during construction                       (6,771)     (9,880)     (8,251)
    Changes in -
      Receivables                              (21,516)     (4,591)     (2,635)
      Fuel stock and materials
        and supplies                             2,689       5,490       5,928
      Accounts payable and other
        current liabilities                      1,485      27,290      17,296
      Deferred energy costs                     23,980     (37,766)     (8,916)
      Accrued taxes and interest                 3,801       1,868     (14,683)
    Other assets and liabilities               (11,806)      3,343       2,473
------------------------------------------------------------------------------
      Net cash provided by operating
        activities                             144,270     130,945     107,378
------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction expenditures and
  gross additions                             (183,856)   (163,257)   (171,074)
Investment in subsidiaries and other              (303)     (2,828)     (4,531)
Salvage net of removal cost                       (190)        227         405
------------------------------------------------------------------------------
      Net cash used in investing
        activities                            (184,349)   (165,858)   (175,200)
------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Sale of capital stock                           75,818     107,329      78,066
Sale of long-term debt                               -      45,000     317,500
Change in funds held in trust                   51,894       6,234     (21,135)
Coal contract buy-out                          (15,440)          -           -
Retirement of preferred stock and
  long-term debt                                (7,441)    (59,405)   (175,745)
Decrease in short-term borrowing                     -           -     (71,000)
Cash dividends                                 (71,688)    (66,883)    (60,596)
Other financing activities                       6,914       2,623         738
------------------------------------------------------------------------------
      Net cash provided by financing
        activities                              40,057      34,898      67,828
------------------------------------------------------------------------------

CASH AND TEMPORARY CASH INVESTMENTS (Note 1):
Net increase (decrease) during the period          (22)        (15)          6
Beginning of period                                145         160         154
------------------------------------------------------------------------------
End of period                                $     123   $     145   $     160
---------------------------------------------=================================

CASH PAID DURING THE PERIOD FOR:
Interest, net of amounts capitalized         $  52,074   $  50,677   $  55,926
---------------------------------------------=================================

Income taxes                                 $  32,500   $  18,001   $  13,793
---------------------------------------------=================================


See Notes to Financial Statements.

NEVADA POWER COMPANY 1994 Annual Report                                     21

BALANCE SHEETS




December 31, (In thousands)                                   1994        1993
------------------------------------------------------------------------------


ASSETS
Electrical Plant, at Original Cost (Notes 1, 8 and 10):
  Production                                            $  765,339  $  681,527
  Transmission                                             286,679     277,543
  Distribution                                             678,260     594,874
  General                                                  101,122      84,616
------------------------------------------------------------------------------
                                                         1,831,400   1,638,560
  Less accumulated depreciation                            495,691     451,302
------------------------------------------------------------------------------
    Net plant in service                                 1,335,709   1,187,258
  Construction work in progress                            159,167     167,652
  Property under capital leases                             85,408      91,517
  Plant held for future use                                  3,719       3,719
------------------------------------------------------------------------------
                                                         1,584,003   1,450,146
------------------------------------------------------------------------------
Investments (Notes 1 and 8)                                 21,602      21,822
------------------------------------------------------------------------------
Current Assets:
  Cash and temporary cash investments                          123         145
  Customer receivables -
    Billed                                                  46,620      37,270
    Unbilled (Note 1)                                       25,153      13,000
    Reserve for doubtful accounts                           (1,395)     (1,125)
  Other receivables                                          6,033      15,465
  Fuel stock, at average cost                               11,434      16,613
  Materials and supplies, at average cost                   25,223      23,714
  Deferred energy costs (Note 1)                            25,714      58,783
  Prepayments                                                9,657       8,313
------------------------------------------------------------------------------
                                                           148,562     172,178
------------------------------------------------------------------------------
Deferred Charges:
  Debt expense, being amortized                             27,316      28,645
  Accumulated deferred taxes on proposed refund of
    recovered energy costs - Mohave accident (Note 2)            -       5,417
  Other (Note 9)                                           125,906     131,129
------------------------------------------------------------------------------
                                                           153,222     165,191
------------------------------------------------------------------------------
                                                        $1,907,389  $1,809,337
--------------------------------------------------------======================

See Notes to Financial Statements.

22                                      NEVADA POWER COMPANY 1994 Annual Report

December 31, (In thousands)                                   1994        1993
------------------------------------------------------------------------------


CAPITALIZATION AND LIABILITIES
Capitalization
  (See Schedules of Capitalization and Long-Term Debt):
  Common shareholders' equity                           $  731,749  $  645,924
  Redeemable cumulative preferred stock                     38,000      38,000
  Cumulative preferred stock with mandatory
    sinking funds                                            4,064       4,264
  Long-term debt                                           712,571     716,589
------------------------------------------------------------------------------
                                                         1,486,384   1,404,777
------------------------------------------------------------------------------




Current Liabilities:
  Notes payable                                                  -      25,000
  Current maturities and sinking fund requirements
    (See Schedules of Capitalization and
     Long-Term Debt)                                        57,551       7,496
  Accounts payable, including salaries and wages            66,467      70,098
  Accrued taxes                                              2,493      (1,131)
  Accrued interest                                           6,239       6,212
  Customers' service deposits                               12,954      12,069
  Accumulated deferred taxes on deferred energy costs        9,000      20,574
  Other                                                     26,405      19,372
------------------------------------------------------------------------------
                                                           181,109     159,690
------------------------------------------------------------------------------




Commitments and Contingencies (Note 8)


Deferred Credits and Other Liabilities:
  Accumulated deferred investment tax
    credits (Note 1)                                        33,924      35,384
  Accumulated deferred taxes on income (Note 2)            135,152     126,133
  Customers' advances for construction                      34,896      28,455
  Proposed refund of recovered energy costs -
    Mohave accident                                              -      16,698
  Other (Note 9)                                            35,924      38,200
------------------------------------------------------------------------------
                                                           239,896     244,870
------------------------------------------------------------------------------
                                                        $1,907,389  $1,809,337
--------------------------------------------------------======================

See Notes to Financial Statements.

NEVADA POWER COMPANY 1994 Annual Report                                      23

SCHEDULES OF CAPITALIZATION




December 31, (Dollars in thousands)              1994              1993
------------------------------------------------------------------------------


COMMON SHAREHOLDERS' EQUITY
(NOTE 5):
Common stock, $1 par value,
  authorized 70,000,000 shares;
  issued and outstanding 45,382,370
  and 41,505,195 shares at December 31,
  1994 and 1993; stated at                 $   48,587        $   44,709
Premium on capital stock                      568,315           496,367
Unamortized capital stock expense              (4,753)           (4,511)
Retained earnings                             119,600           109,359
------------------------------------------------------------------------------
    Total common shareholders' equity         731,749  49.2%    645,924   46.0%
------------------------------------------------------------------------------

REDEEMABLE CUMULATIVE PREFERRED
STOCK (NOTES 5 AND 7): $20 par
  value, authorized 4,500,000 shares
  for all series; Outstanding at
  December 31, 1994 and 1993: 9.90%
  Series, 1,900,000 shares                     38,000            38,000
------------------------------------------------------------------------------
    Total                                      38,000   2.6      38,000    2.7
------------------------------------------------------------------------------

CUMULATIVE PREFERRED STOCK WITH
MANDATORY SINKING FUNDS (NOTE 5):
Outstanding at December 31, 1994 and 1993:
  5.40% Series, 44,669 and 46,669 shares          894               934
  5.20% Series, 42,507 and 44,507 shares          850               890
  4.70% Series, 126,000 and 132,000 shares      2,520             2,640
------------------------------------------------------------------------------
                                                4,264             4,464
Current sinking fund requirement                 (200)             (200)
------------------------------------------------------------------------------
    Total                                       4,064    .3       4,264    0.3
------------------------------------------------------------------------------

LONG-TERM DEBT
(See Schedules of Long-Term Debt)             712,571  47.9     716,589   51.0
------------------------------------------------------------------------------
    Total capitalization                   $1,486,384 100.0% $1,404,777  100.0%
-------------------------------------------===================================

24                                      NEVADA POWER COMPANY 1994 Annual Report

SCHEDULES OF LONG-TERM DEBT




December 31, (In thousands)                            1994      1993
---------------------------------------------------------------------
LONG-TERM DEBT (NOTES 6, 7 AND 8):
First mortgage bonds:
  7 1/8% Series I due 1998                         $ 15,000  $ 15,000
  7 5/8% Series L due 2002                           15,000    15,000
  7 1/8% Series N due 2006                           13,000    13,000
  6 3/4% Series O due 2007                            6,700     7,100
  8 3/4% Series P due 1995                              402       423
  7.80% Series T due 2009                            15,000    15,000
  6.92% Series U due 1995                            50,000    50,000
  6.70% Series V due 2022                           105,000   105,000
  6.60% Series W due 2019                            39,500    39,500
  7.20% Series X due 2022                            78,000    78,000
  6.93% Series Y due 1999                            45,000    45,000
  8.50% Series Z due 2023                            45,000    45,000
---------------------------------------------------------------------
                                                    427,602   428,023


Industrial development revenue bonds:
  7.80% due 2020                                    100,000   100,000
  Floating rate weekly demand -
    Due 2015                                         44,000    44,000
    Due 2018                                         25,000    25,000
    Due 2019                                         60,000    60,000
Less funds held in trust                             (7,158)  (59,051)
6 3/8% pollution control revenue bonds due 2004      15,000    16,000
Obligations under capital leases                    105,522   109,968
---------------------------------------------------------------------
                                                    769,966   723,940


Debt premium and discount, being amortized              (44)      (55)
Current maturities and sinking fund requirements    (57,351)   (7,296)
---------------------------------------------------------------------
    Total long-term debt                           $712,571  $716,589
---------------------------------------------------==================

NEVADA POWER COMPANY 1994 Annual Report                                25

STATEMENTS OF RETAINED EARNINGS




For the Years Ended December 31,
(In thousands)                            1994          1993          1992
--------------------------------------------------------------------------


BALANCE AT BEGINNING OF PERIOD        $109,359      $102,493      $107,516
Add - Net Income                        81,870        73,548        56,780
--------------------------------------------------------------------------
                                       191,229       176,041       164,296
--------------------------------------------------------------------------


Deduct:
  Dividends paid in cash:
    Cumulative preferred stock -
      5.40%, 5.20% and 4.70% Series        214           224           233
      9.90% Series (Note 5)              3,762         3,762         4,572
    Common stock                        67,653        62,696        56,998
--------------------------------------------------------------------------
                                        71,629        66,682        61,803
--------------------------------------------------------------------------
Balance at End of Period              $119,600      $109,359      $102,493
--------------------------------------====================================




























See Notes to Financial Statements.

26                                NEVADA POWER COMPANY 1994 Annual Report

NOTES TO FINANCIAL STATEMENTS




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

ELECTRIC PLANT - The costs of betterments and additions to electric plant and replacements of retirement units of property are capitalized. Such costs include labor, payroll taxes, material, transportation, an allowance for funds used during construction and, where applicable, property taxes. Maintenance is charged with the cost of repairs and minor replacements. Accumulated depreciation is charged for the cost of plant retired, less net salvage.
   Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during 1994, 1993 and 1992 were equivalent to an annual rate of approximately 2.9 percent of the average gross investment in depreciable plant.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION - The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.
   The FERC has prescribed a specific computational method for determining the AFUDC rate. The PSC has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PSC. Through December 31, 1992, the company used a rate of 10.02 percent to calculate AFUDC on construction work in progress as authorized by the PSC, effective July 1992. In January 1993, the company began using an AFUDC rate as calculated under the FERC computational method which averaged 9.73 percent for 1994 and 9.88 percent for 1993.

FEDERAL INCOME TAXES - Effective January 1, 1993, the company adopted the provisions of FAS 109, Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The cumulative effect of the change in accounting for income taxes was not material to net income.
   In November 1991, the PSC issued an order which allows the company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $37 million of income taxes will be allowed in future rates.
   Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.

CASH FLOW INFORMATION - Cash equivalents, which generally are convertible to cash at par on short notice and mature three months or less from the date of acquisition, are reported as temporary cash investments.
   The company had no material noncash investing or financing transactions during 1994, 1993 or 1992.

OTHER ACCOUNTING POLICIES - The company uses the equity method of accounting to report immaterial investments in subsidiaries.
   Certain amounts in prior periods have been reclassified to conform to the financial statement presentation for December 31, 1994.

NEVADA POWER COMPANY 1994 Annual Report                                27

2. FEDERAL INCOME AND OTHER TAXES

The total federal income tax expense as set forth in the accompanying Statements of Income results in an effective federal income tax rate different than the statutory federal income tax rate for the following reasons:

For the Years Ended December
31, (Dollars in thousands)     1994            1993            1992
-------------------------------------------------------------------------
Federal income tax at
  statutory rate            $44,305  35.0%  $39,625  35.0%  $29,241  34.0%
Adjustments:
    Investment tax credit
      amortization           (1,460) (1.2)   (1,303) (1.2)   (1,618) (1.9)
    Other items               1,871   1.5     1,344   1.2     1,600   1.9
-------------------------------------------------------------------------
Total recorded federal
  income tax                $44,716  35.3%  $39,666  35.0%  $29,223  34.0%
----------------------------=============================================
Federal income taxes
  included in:
    Operating expenses      $39,403         $37,278         $29,975
    Other income, net         5,313           2,388            (752)
-------------------------------------------------------------------------
                            $44,716         $39,666         $29,223
----------------------------=============================================

The current and deferred components of federal income taxes included in operating expenses are as follows:

For the Years Ended December 31,
(In thousands)                           1994          1993          1992
-------------------------------------------------------------------------
Current federal income taxes          $35,516       $20,680       $18,213
-------------------------------------------------------------------------
Deferred federal income taxes:
  Depreciation differences             13,134         8,899        13,823
  Deferred energy costs               (11,574)       11,765          (434)
  Contributions in aid of
    construction                       (3,028)       (1,732)       (1,437)
  Coal contract buyout                 (1,039)         (945)       (1,009)
  Other - net                           7,854           (86)        2,437
-------------------------------------------------------------------------
                                        5,347        17,901        13,380
-------------------------------------------------------------------------
Investment tax credit amortization     (1,460)       (1,303)       (1,618)
-------------------------------------------------------------------------
  Total                               $39,403       $37,278       $29,975
--------------------------------------===================================

General taxes charged to operating expenses are as follows:

For the Years Ended December 31,
(In thousands)                           1994          1993          1992
-------------------------------------------------------------------------
Real estate and personal property     $11,853       $11,338       $ 9,408
Payroll                                 4,968         4,748         4,285
Other                                     230           315           400
-------------------------------------------------------------------------
  Total                               $17,051       $16,401       $14,093
--------------------------------------===================================

The company adopted FAS 109, Accounting for Income Taxes, effective January 1, 1993. As a result, the company's December 31, 1994 balance sheet contains a net regulatory asset of $7.9 million. (See Note 9 of "Notes to Financial Statements.")
   The regulatory liability for temporary differences related to liberalized depreciation will continue to be amortized using the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability for temporary differences caused by investment tax credits will be amortized ratably in the same fashion as the accumulated deferred investment credit under former Internal Revenue Code Section 46(f)(2).
   The net accumulated deferred federal income tax liability consists of accumulated deferred federal income tax liabilities less accumulated deferred federal income tax assets related to:

December 31, (In thousands)                        1994             1993
------------------------------------------------------------------------

ACCUMULATED DEFERRED FEDERAL INCOME
TAX LIABILITIES:

Temporary basis differences - plant           $ (26,128)       $ (33,058)
Investment tax credits                          (33,924)         (35,384)
Excess of tax depreciation over book
  depreciation                                  (96,640)         (83,309)
Coal contract buyout                             (1,212)          (2,251)
Accrued taxes                                    (1,880)          (1,985)
Deferred energy                                  (9,000)         (20,574)
Demand-side program costs                        (4,301)          (3,686)
Other                                            (4,991)          (1,844)
------------------------------------------------------------------------
  Total                                        (178,076)        (182,091)
------------------------------------------------------------------------

ACCUMULATED DEFERRED FEDERAL INCOME
TAX ASSETS:

Unamortized investment tax credits               18,267           19,053
Refundable customer advances                     11,700            9,867
Purchased power                                       -            5,417
Nonrefundable contributions in aid
  of construction                                 3,705            2,510
Capitalized expenses                                985            1,439
Other                                             2,233            1,949
------------------------------------------------------------------------
  Total                                          36,890           40,235
------------------------------------------------------------------------
Net accumulated deferred tax liability        $(141,186)       $(141,856)
----------------------------------------------==========================

28                                NEVADA POWER COMPANY 1994 Annual Report

3. Employee Benefits

DEFINED CONTRIBUTION RETIREMENT PLAN - The company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and who have completed one year of eligibility service may become "participants" in the 401(k) Plan. The company matched 50 percent in 1994, 1993 and 1992 of any Management, Professional, Administrative and Technical participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. In the first two months of 1994 and all of 1993 and 1992, the company matched 25 percent of any union-represented participant's contributions to the 401(k) Plan not to exceed
1.5 percent of the participant's annual compensation. Effective March 1, 1994, the company matched 50 percent of any union-represented participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. All company contributions are invested in common stock of the company. The amounts expensed for company matching contributions to the 401(k) Plan were $1,276,000 for 1994, $921,000 for 1993 and $629,000 for 1992.

DEFINED BENEFIT RETIREMENT PLAN - The company has a non-contributory defined benefit retirement plan (PLAN) designed to meet the provisions of the Employee Retirement Income Security Act of 1974. All employees age 21 and over with one year of service and at least 1,000 hours worked are covered by the PLAN. Benefits under the PLAN are dependent upon each participant's salary for the highest consecutive 60 months of service and length of service.
   The company also has a Supplemental Executive Retirement Plan (SERP) in addition to the regular PLAN. Participation is limited to such officers as the Board of Directors may select. Presently, 27 active or retired designated officers and employees participate in the SERP. The SERP will be funded as benefits are disbursed.
   The table below sets forth the funded status and amounts recognized in the company's financial statements at December 31, 1994, 1993 and 1992 for both the PLAN and SERP.
   The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 8.75 percent and 4.5 percent in 1994, 7.25 percent and 4.5 percent in 1993, and 8.25 percent and 5 percent in 1992, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1994, 1993 and 1992. PLAN assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

RECONCILIATION OF FUNDED STATUS

                                     PLAN                       SERP
                         --------------------------- -------------------------
For the Years Ended
December 31, (In thousands)  1994      1993     1992    1994     1993     1992
------------------------------------------------------------------------------
Actuarial present
 value of:
  Vested benefit
    obligation           $ 54,713  $ 54,434  $40,592 $ 3,202  $ 3,854  $ 2,814
  Nonvested benefit
    obligation              5,235     3,875    4,217   2,106      514      375
------------------------------------------------------------------------------
  Accumulated benefit
    obligation           $ 59,948  $ 58,309  $44,809 $ 5,308  $ 4,368  $ 3,189
-------------------------=====================================================
Projected benefit
 obligation              $ 77,601  $ 80,575  $63,121 $ 6,253  $ 4,837  $ 3,452
Plan assets at
 fair value                57,966    60,236   54,575       -        -        -
------------------------------------------------------------------------------
Plan assets less
 than projected
 benefit obligation       (19,635)  (20,339)  (8,546) (6,253)  (4,837)  (3,452)
Unrecognized net
 transition obligation
 amortized over
 approximately nine years       -         -        -       -      129      303
Unrecognized prior
 service costs              7,792     5,577    6,005     692      412      166
Unrecognized net loss       3,763     8,949    2,925   1,895    1,267      209
------------------------------------------------------------------------------
  Pension asset
    (liability)          $ (8,080) $ (5,813) $   384 $(3,666) $(3,029) $(2,774)
-------------------------=====================================================
Net pension expense
 was comprised of
 the following:
  Service cost           $  3,928  $  3,284  $ 3,147 $   175  $    67  $    76
  Interest cost on
    projected benefit
    obligation              6,576     5,243    4,900     498      297      278
  Return on plan assets       183    (5,371)  (1,739)      -        -        -
  Net amortization and
    deferral               (4,433)    1,021   (2,117)    409      197      331
------------------------------------------------------------------------------
  Net periodic pension
    cost                 $  6,254  $  4,177  $ 4,191 $ 1,082  $   561  $   685
-------------------------=====================================================

NEVADA POWER COMPANY 1994 Annual Report                                      29

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - The company adopted Statement of Financial Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1993. The costs of these benefits have been expensed on a pay-as-you-go basis prior to the company adopting FAS 106. In July 1992, the PSC authorized the company to continue recognizing these benefit costs on a pay-as-you-go basis after adopting FAS 106 and to record any difference in costs resulting from the implementation of FAS 106 as a deferred asset. As a result of the stipulation approved by the PSC on July 6, 1994, the company is no longer recognizing these benefit costs on a pay-as-you-go basis and began using the accrual method. The company is amortizing the FAS 106 deferred asset at March 31, 1994 over a period of eight years. The company has elected to amortize its transition obligation at January 1, 1993 over a period of 20 years.
   The company provides postretirement medical, dental and vision benefits to employees who have retired or will retire and are eligible for an immediate pension benefit. The postretirement health care plan is contributory, and retirees' contributions can be adjusted annually for increases in the cost of providing the benefits.
   Net periodic postretirement benefit cost for the years ended December
31, 1994 and 1993 included the following components:

(In thousands)                                        1994           1993
-------------------------------------------------------------------------
Service cost benefit earned during the year       $    617       $    614
Interest cost on projected benefit obligation        1,837          1,881
Amortization of transition obligation                1,139          1,166
-------------------------------------------------------------------------
  Net periodic postretirement benefit cost        $  3,593       $  3,661
--------------------------------------------------=======================

A reconciliation of the funded status of the plan to the amounts recognized in the Balance Sheets as of December 31, 1994 and 1993 is as follows:

(In thousands)                                        1994           1993
-------------------------------------------------------------------------
Retirees                                          $(14,512)      $(10,270)
Fully eligible active employees                     (1,879)        (8,749)
Other active employees                              (5,642)        (6,777)
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation      (22,033)       (25,796)
Unrecognized transition obligation                  20,983         22,149
Unrecognized (gain) loss                            (5,041)           542
-------------------------------------------------------------------------
  Accrued postretirement benefit liability        $ (6,091)      $ (3,105)
--------------------------------------------------=======================

The medical cost trend rate assumed for 1995 was 9.5 percent, grading down to 4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretirement benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1994 by $1.8 million and would increase the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1994 by $133,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1994 was 8.75 percent.


4. SHORT-TERM BORROWINGS

The company has a $125 million bank revolving credit facility which expires on November 21, 1997, and pays commitment fees based on both the unused amount of the facility and the company's first mortgage bond ratings. Borrowing rates under the bank line are determined by both current market rates and the company's first mortgage bond ratings. There were no short-term borrowings outstanding on the bank line at December 31, 1994 and 1993.


5. Capital Stock

The changes in common stock shares for 1992, 1993 and 1994 are as follows:
                                                                    Shares
--------------------------------------------------------------------------
Outstanding, December 31, 1991                                  32,975,467
Issued through public offering                                   2,990,000
Issued under 401(k) Savings Plan                                    27,644
Issued under Stock Purchase and Dividend Reinvestment Plan       1,139,706
--------------------------------------------------------------------------
Outstanding, December 31, 1992                                  37,132,817
Issued through public offering                                   2,700,000
Issued under 401(k) Savings Plan                                    32,052
Issued under Stock Purchase and Dividend Reinvestment Plan       1,640,326
--------------------------------------------------------------------------
Outstanding, December 31, 1993                                  41,505,195
Issued through public offering                                   2,000,000
Issued under 401(k) Savings Plan                                    52,055
Issued under Stock Purchase and Dividend Reinvestment Plan       1,825,120
--------------------------------------------------------------------------
Outstanding, December 31, 1994                                  45,382,370
----------------------------------------------------------------==========

30                                NEVADA POWER COMPANY 1994 Annual Report

Premium on capital stock increased $72 million, $103 million and $73.9 million during 1994, 1993 and 1992, respectively, due to issuances of common stock. Cash dividends paid per share on common stock were $1.60 each year during 1994, 1993 and 1992.
   On April 30, 1992, the company issued shares of Redeemable Cumulative Preferred Stock, 9.90% Series consisting of the previously issued shares of Auction Preferred Stock. The company elected to establish a 10-year dividend period for this preferred stock, with mandatory redemption April 1, 2002. This preferred stock is redeemable at the option of the company, as a whole or in part, on April 1, 1997. The dividend rate on the shares of Redeemable Cumulative Preferred Stock, 9.90% Series was determined at an auction held on April 23, 1992. Dividends on the shares are cumulative from April 30, 1992, and will be payable when, as and if declared, quarterly on January 1, April 1, July 1 and October 1 of each year commencing July 1, 1992.
   Under the provisions of the 4.70%, 5.20% and 5.40% series cumulative preferred stock with mandatory sinking funds, the company is obligated to use its best efforts to purchase, each year, up to an aggregate of 6,000, 2,000 and 2,000 shares, respectively, at prices not in excess of $20.00 per share. The obligations are not cumulative. The 5.20% series and 5.40% series are presently redeemable at the option of the company at $21.00 per share and the 4.70% series at $20.25 per share.
   In October 1990, the company adopted a Stockholder Rights Plan and issued through dividend to its common shareholders one stock purchase right for each outstanding share of common stock. The rights expire in October 2000. The rights to purchase junior preference shares, common shares or shares of a successor corporation are not exercisable unless certain events occur and are intended to assure fair shareholder treatment in any takeover of the company and to guard against abusive takeover tactics.


6. LONG-TERM DEBT

None of the long-term debt is held by or for the account of the company.
   The amounts of long-term debt maturities, including sinking fund requirements, are $57.3 million in 1995, $8 million in 1996, $7.9 million in 1997, $22.1 million in 1998 and $52.8 million in 1999, including $5.2 million, $5.3 million, $5.2 million, $4.5 million and $4.9 million for obligations under capital leases, respectively.
   Generally, electric plant is subject to the first mortgage lien. It is the company's intention to meet the sinking fund requirements for its series I and L first mortgage bonds by pledging property additions in lieu of cash payments. The N, O and P series first mortgage bonds provide for annual payments sufficient to ratably retire the respective series by their final due dates. Payments on the N series do not commence until 1996. The series N, O, T, V, W and X first mortgage bonds correspond with respect to their terms to four series of collateralized pollution control revenue bonds and two series of industrial development revenue bonds issued by various municipal authorities. The indentures under which the company's first mortgage bonds were issued provide for an immaterial restriction as to distributions to shareholders at December 31, 1994.
   The fixed rate industrial development bonds and floating rate industrial development bonds were issued by Clark County, Nevada and are guaranteed as to payment of principal and interest by the company.
   The indenture for the 6 3/8% pollution control revenue bonds due 2004 provides for annual sinking fund payments of $1 million to and including March 1, 2003 and a final payment of $6 million on March 1, 2004.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Disclosure by the company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1994 and 1993, the provisions of FAS 107 apply only to the company's long-term debt and redeemable cumulative preferred stock.
   In accordance with FAS 107, the company estimates the fair value of its redeemable cumulative preferred stock based on the per share closing price times the number of shares outstanding and its long-term debt based on quoted market prices for the same or similar issues or on current interest rates available to the company for debt with similar terms and maturity. The book value and estimated fair value of the redeemable cumulative preferred stock were $38 million and $40.3 million at December 31, 1994 and $38 million and $43.6 million at December 31, 1993, respectively. The book value and estimated fair value of the company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $664 million and $664 million at December 31, 1994, and $614 million and $665 million at December 31, 1993, respectively. The estimates presented herein are not necessarily indicative of the amounts that the company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

NEVADA POWER COMPANY 1994 Annual Report                                31

8. COMMITMENTS AND CONTINGENCIES

RATE MATTERS - On July 11, 1991, Nevada Electric Investment Co. (NEICO), the company's unregulated subsidiary, sold a 50 percent undivided ownership interest in certain coal mining assets to the Intermountain Power Agency
(IPA), and NEICO and IPA conducted the coal mining operations as joint venturers under the name of the Crandall Canyon Project. On January 11, 1995, NEICO sold its remaining 50 percent undivided ownership interest in the coal mining assets. The initial sale transaction has been inquired into by the PSC, and no gain has been recorded pending regulatory review.

LEGAL MATTERS - The company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the company's financial position and results of operations.

ENVIRONMENTAL MATTERS - The Federal Clean Air Act Amendments of 1990 (Amendments) include provisions which will affect the company's existing steam generating facilities and all new fossil fuel fired facilities. Title IV of the Amendments provides a national cap on sulfur dioxide emissions by mandating emissions reductions for many electric steam generating facilities. The sulfur dioxide provisions of the Amendments will not adversely affect the company because the company's steam units burn low sulfur fuels or have sulfur dioxide control equipment. Title IV of the Amendments also provides for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This Title will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the company of no more than $6 million.
   The United States Congress authorized the U.S. Environmental Protection Agency (EPA) to study the potential impact the Mohave Generating Station (Mohave) and other sources and areas may have on visibility in national parks and recreational areas of the Colorado Plateau. The Grand Canyon Visibility Transport Commission is required to make a recommendation to the EPA prior to November of 1995 regarding ways to improve regional haze in these areas. A variety of actions are being considered including further imposition of pollution controls or emissions limitations upon large pollution sources. Also, the Nevada Division of Environmental Protection has imposed more stringent stack opacity limits for Mohave. This will affect the company's utilization of resources, but, until more experience is gained by operating at the new opacity levels, optimal utilization cannot be determined. As a 14 percent owner of Mohave, the company will be required to fund any plant improvements that may result from the EPA study and operation at the new opacity levels. The cost of any potential improvements cannot be estimated at this time.
   In 1991, the EPA published an order requiring the Navajo Generating Station (Navajo) to install scrubbers to remove 90 percent of sulfur dioxide emissions beginning in 1997. As an 11.3 percent owner of Navajo, the company will be required to fund an estimated $56.5 million for installation of the scrubbers. In 1992, the company received resource planning approval from the PSC for its share of the cost of the scrubbers.

LEASES - In 1984, the company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1994, are as follows:

(In thousands)
--------------------------------------------------------------------------
1995                                                              $  3,604
1996                                                                 3,605
1997                                                                 3,604
1998                                                                 3,605
1999                                                                 4,880
Thereafter                                                         105,057
--------------------------------------------------------------------------
                                                                  $124,355
------------------------------------------------------------------========

The amount of imputed interest necessary to reduce the future cash rental payments to present value is $80.9 million as of December 31, 1994.
   Total interest expense on the lease obligation was $4.9 million and total amortization of the leased facility was $406,000 for the year ended December 31, 1994. The total accumulated amortization of the leased facility on December 31, 1994, was $9.4 million.
   At December 31, 1994, the company has certain long-term noncancellable operating lease agreements for which the future minimum lease payments are immaterial.

FUEL AND PURCHASED POWER OBLIGATIONS - The company has nine long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1995 to 2016.
   Total payments under these contracts were $58.3 million, $55.9 million and $51.4 million in 1994, 1993 and 1992, respectively. The cost of power obtained under these contracts is included in purchased power expense in the Statements of Income.

32                                NEVADA POWER COMPANY 1994 Annual Report

     At December 31, 1994, the estimated future payments for capacity and energy that the company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:

                                 Accounted for             Accounted for
                                  as Long-term              as Long-term
(In thousands)             Executory Contracts             Capital Lease
------------------------------------------------------------------------
1995                                  $ 36,110                  $ 13,986
1996                                    35,963                    13,432
1997                                    39,626                    12,902
1998                                    39,378                    12,373
1999                                    20,345                    11,844
Thereafter                              11,319                   133,787
------------------------------------------------------------------------
Total minimum payment                 $182,741                   198,324
--------------------------------------========
Less amount representing estimated executory
  costs included in total minimum payment                        (95,368)
------------------------------------------------------------------------
Net minimum payments                                             102,956
Less amount representing interest                                (40,870)
------------------------------------------------------------------------
Present value of net minimum payments                           $ 62,086
----------------------------------------------------------------========

Total interest expense on the purchase power obligation accounted for as a capital lease was $6.2 million and total amortization was $5.6 million in 1994. Total accumulated amortization was $20.9 million as of December 31, 1994.
   The company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1995 to 2007.
   The costs of approximately $30.1 million, $34.7 million and $23.2 million were incurred under the long-term coal contracts in 1994, 1993 and 1992, respectively.
   At December 31, 1994, the estimated future payments for coal that the company is obligated to purchase under these contracts are as follows:

(In thousands)
------------------------------------------------------------------------
1995                                                            $ 15,688
1996                                                              14,644
1997                                                              14,937
1998                                                              15,236
1999                                                              15,729
Thereafter                                                       126,486
------------------------------------------------------------------------
                                                                $202,720
----------------------------------------------------------------========

CONSTRUCTION - Certain commitments have been incurred at December 31, 1994, in connection with the 1995 construction budget. Construction expenditures are estimated at $169 million, excluding AFUDC, for 1995.


9. OTHER DEFERRED CHARGES AND CREDITS

OTHER DEFERRED CHARGES - At December 31, 1994, as a result of the company adopting FAS 109 effective January 1, 1993, other deferred charges include a regulatory asset of $39.1 million and a deferred tax asset of $18.3 million. The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.
   At December 31, 1994, organizational study, early retirement and severance costs of $6.9 million are included in other deferred charges and are being amortized over an eight-year period effective February 1994. These costs are a result of the completion of a comprehensive organizational study started in 1993.
   In March 1994, the company bought out the remaining obligation under a coal purchase contract with Mountain Coal Co. At December 31, 1994, $15.3 million for the company's portion of the buyout is included in other deferred charges. Management believes the cost of the buyout will be recovered through Nevada's deferred energy accounting procedures.
   In May 1988, after securing PSC approval, the company paid United States Fuel Company $23.5 million to terminate an existing coal supply agreement. The amount paid plus carrying charges is being amortized over eight years and the amounts included in other deferred charges and deferred energy costs as of December 31, 1994, were $3.5 million and $2.5 million, respectively.
   Other deferred charges as of December 31, 1994, also include $15.4 million for deferred federal income taxes on customer advances for construction and $11.5 million for conservation programs.

OTHER DEFERRED CREDITS - As of December 31, 1994, a credit of $3.5 million for generating station spare parts is included in other deferred credits. Effective January 1992, this credit is being amortized over a six-year period.
   Other deferred credits as of December 31, 1994, also include a regulatory liability of $31.2 million representing amounts to be refunded to customers in the future as a result of the company adopting FAS 109.

NEVADA POWER COMPANY 1994 Annual Report                                33

10. INTERESTS IN JOINTLY OWNED ELECTRIC UTILITY FACILITIES

At December 31, 1994, the company owned the following undivided interests in jointly owned electric utility facilities:

                                           Company's Share of
-------------------------------------------------------------------------------
                     Percent                                       Construction
                    Owned By    Plant In   Accumulated   Net Plant      Work In
(In thousands)       Company     Service  Depreciation  In Service     Progress
-------------------------------------------------------------------------------

FACILITY
Navajo Project          11.3    $134,023      $ 63,063    $ 70,960      $10,579
Mohave Project          14.0      71,668        29,177      42,491        4,828
Reid Gardner
  Plant Unit No. 4      32.2     136,143        33,312     102,831        2,535
-------------------------------------------------------------------------------
  Total                         $341,834      $125,552    $216,282      $17,942
--------------------------------===============================================

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


11. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       Earnings  Earnings
                                                      Available       per
                                                            for   Average
(In thousands, except  Electric   Operating      Net     Common    Common
per share amounts)     Revenues      Income   Income      Stock     Share
---------------------------------------------------------------------------
QUARTER
1994: First            $144,658     $12,196  $ 4,692    $ 3,697     $0.09
      Second            195,788      28,161   23,193     22,199      0.53
      Third             268,359      59,697   50,472     49,479      1.16
      Fourth            155,353      13,743    3,513      2,519      0.06


1993: First             132,814      16,621    8,379      7,382      0.20
      Second            142,318      23,022   15,238     14,241      0.37
      Third             232,263      54,957   47,113     46,117      1.13
      Fourth            144,377      13,869    2,818      1,822      0.04


The business of the company is seasonal in nature and it is management's opinion that comparisons of earnings for the quarters do not give a true indication of overall trends and changes in the company's operations.
   The second quarter of 1994 reflects other income of $4.2 million net of tax or 10 cents per average common share from the resolution of the PSC investigation of replacement power costs resulting from a 1985 accident at the Mohave Generating Station.
   The fourth quarter of 1993 reflects write-offs of $5.6 million net of tax or 14 cents per average common share for certain deferred amounts including costs related to preliminary studies for the coal-fired White Pine Power Project and for deferred energy.

34                                NEVADA POWER COMPANY 1994 Annual Report

Independent Auditors' Report




To the Board of Directors and Shareholders of Nevada Power Company:

We have audited the balance sheets of Nevada Power Company as of December 31, 1994 and 1993, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such financial statements present fairly, in all material respects, the financial position of the company at December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 10, 1995



REPORT OF MANAGEMENT




The management of Nevada Power Company is responsible for the financial statements presented in this report. Management prepared the financial statements in conformity with generally accepted accounting principles applicable to public utilities which are consistent in all material respects with the accounting prescribed by the Public Service Commission of Nevada and the Federal Energy Regulatory Commission. In preparing the financial statements, management made informed judgements and estimates relating to events and transactions being reported.
   The company has a system of internal accounting and financial controls and procedures in place to insure that the financial records reflect the transactions of the company and that assets are safeguarded. This system is examined by management on a continuing basis for effectiveness and efficiency and is reviewed on a regular basis by an internal audit staff that reports directly to the Audit Committee of the Board of Directors.
   The financial statements have been audited by Deloitte & Touche LLP, independent auditors. The auditors provide an objective, independent review as to management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. Their audit includes procedures which provide them reasonable assurance that the financial statements are not misleading and includes a review of the company's system of internal accounting and financial controls and a test of transactions.
   The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of financial statements and the ongoing examination of the company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche LLP and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche LLP and the internal audit staff have complete and free access to the Audit Committee.

NEVADA POWER COMPANY 1994 Annual Report                                35

STOCK PRICES ON NEW YORK STOCK EXCHANGE AND DIVIDENDS PER SHARE




                    1994 Quarters                       1993 Quarters
           --------------------------------    --------------------------------
           First   Second    Third   Fourth    First   Second    Third   Fourth
-------------------------------------------------------------------------------
Common

High     $24 3/8  $22 1/4  $21 1/2  $20 7/8  $25 5/8  $25 3/4  $26 3/4  $26 1/4
Low       21 1/4   17 1/8   18 7/8   19 1/8   22 5/8   24       24 5/8   22 1/2
Dividend
  paid   .40      .40      .40      .40      .40      .40      .40      .40


High and low common stock prices shown are as reported by the Wall Street Journal as New York Stock Exchange Composite Transactions. The common stock is also listed on the Pacific Stock Exchange.
   Holders of common stock are entitled to dividends as are declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the company to quarterly cumulative dividends as declared by the Board of Directors. The company has paid quarterly dividends on its common stock since August 1954. See Note 6 of "Notes to Financial Statements" for restriction on the company's ability to pay dividends.
   The company had 50,566 shareholders of record of common stock at December 31, 1994.





























36                                 NEVADA POWER COMPANY 1994 Annual Report

STATISTICAL SUMMARY 1994-1990
                                                  1994         1993         1992        1991        1990
--------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):
Electric Revenues:
  Residential                              $   331,671  $   267,941  $   245,160  $  216,784  $  194,911
  Commercial and industrial                    380,223      326,006      305,707     287,407     256,310
  Other electric sales                          43,732       48,504       42,011      34,459      35,057
  Miscellaneous                                  8,532        9,321        8,037       7,761       6,043
                                           -----------  -----------  -----------  ----------  ----------
                                               764,158      651,772      600,915     546,411     492,321
                                           -----------  -----------  -----------  ----------  ----------
Net Income (a)                                  81,870       73,548       56,780      35,176      24,992
Dividend Requirements on Preferred Stock         3,976        3,986        4,262       2,880       2,917
Earnings Available for Common Stock(a)     $    77,894  $    69,562  $    52,518  $   32,296  $   22,075
Weighted Average Number of Common
  Shares Outstanding                            42,784       39,482       35,652      30,855      28,330
Earnings Per Average Common Share(a)       $      1.82  $      1.76  $      1.47  $     1.05  $      .78
Dividends Per Common Share                 $      1.60  $      1.60  $      1.60  $     1.60  $     1.58

CAPITALIZATION
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):
Long-Term Debt                             $   712,571  $   716,589  $   715,451  $  578,540  $  521,340
Cumulative Preferred Stock                      38,000       38,000       38,000      38,000      38,000
Cumulative Preferred Stock with Mandatory
  Sinking Funds                                  4,064        4,264        4,464       4,664       4,864
Common Shareholders' Equity                    731,749      645,924      532,473     460,307     406,291
Book Value Per Common Share                $     16.12  $     15.56  $     14.34  $    13.96  $    14.05

RETURN ON COMMON SHAREHOLDERS' EQUITY            10.64%       10.77%        9.86%       7.02%       5.43%

ELECTRIC PLANT INVESTMENT (IN THOUSANDS):
Gross                                      $ 2,079,694  $ 1,901,448  $ 1,739,633  $1,562,921  $1,345,107
Depreciated                                  1,584,003    1,450,146    1,328,670  1,187,154     996,885

TOTAL ASSETS (IN THOUSANDS)                $ 1,907,389  $ 1,809,337  $ 1,557,040  $1,410,022  $1,236,210

CONSTRUCTION EXPENDITURES
  EXCLUDING AFUDC (IN THOUSANDS)           $   179,674  $   157,458  $   167,233  $  145,271  $  152,583

OPERATING AND SALES DATA:
Generating Capacity and Firm
  Purchases (Megawatts)                          3,462        3,488        2,989       2,719       2,534
Peak Load (Megawatts)                            2,920        2,681        2,501       2,373       2,248
Electric Sales (Megawatthours)              11,942,724   11,155,270   10,541,204   9,834,952   9,619,723
Number of Customers (Year-End)                 428,284      403,875      383,036     366,325     347,969
Average Annual Kilowatthour Sales
  Per Residential Customer                      13,605       13,008       13,343      13,213      13,331

NUMBER OF EMPLOYEES (YEAR-END)                   1,759        1,741        1,734       1,689       1,639

(a) Amount for 1990 includes a provision for a proposed regulatory disallowance and other adjustments.
     Amount for 1991 includes write-offs for deferred energy and environmental study costs.
     Amount for 1993 includes write-offs for deferred energy costs and preliminary study costs for a cancelled coal-fired generating station project.
     Amount for 1994 includes other income from the resolution of a regulatory investigation of replacement power costs resulting from a 1985 generating station accident.

NEVADA POWER COMPANY 1994 Annual Report                                37