Form 10-K405, Exhibit 13
period 1995-12-31
NEVADA POWER CO
filed 1996-03-26
CIK 71180

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS

Pursuant to Nevada law, every three years Nevada Power Company (Company) files with the Public Service Commission of Nevada (PSC) a forecast of electricity demands for the next 20 years and the Company's plans to meet those demands. Among the major items in the Company's 1994 Resource Plan, as refiled and amended, which were approved by the PSC in 1994 and 1995 are the following:
      (1) the Company will continue to pursue a strategy of relying upon short-term power purchases to meet the forecasted increases in load;
      (2) the Company will maintain sufficient flexibility to implement an efficient cost-effective resource acquisition process where appropriate, noting that the competitive solicitation process remains the preferred method for comparing resource options;
      (3)    the Company will proceed with the installation of the initial
             230 kV circuit and associated substation and communication facilities on the previously approved Arden-Northwest 230 kV Transmission Line;
      (4) the Company will proceed with the rerouting of a portion of the #2 Arden-McCullough 230 kV Transmission Line;
      (5) the Company will proceed with limited resource planning approval to seek the necessary UEPA and other permitting approvals, and to acquire necessary sites and rights-of-way for two 230 kV switching stations;
      (6) the Company will proceed with a Renewable Energy Program for the Company to utilize all appropriate incentives, resources, and expertise to foster the development of economically competitive renewable energy systems with the intent to provide Southern Nevada customers with 20 megawatts of solar-generated electricity by the year 2002.
   The Company will file a status report along with any significant modifications to the Resource Plan by April 1, 1996 regarding the outcome of three energy service company contracts and the results of transmission studies currently being performed.
   Budgeted construction expenditures for 1996 and 1997 are $186 million and $195 million, respectively, excluding allowance for funds used during construction.
   For the next five years customer growth is estimated to average 5.5 percent per year while demand for electricity is estimated to increase by an average of
6.0 percent per year.


FINANCIAL STRATEGIES
The Company's customer growth averaged over 5.8 percent annually during the three years ended December 31, 1995. To meet the growth forecasted for the Company's service territory for the mid to late 1990s, the Company will continue to rely upon the financial markets to provide a substantial portion of the funds to build necessary Company-owned facilities.
   The Company is committed to maintaining shareholder value throughout this period of continuing rapid growth. To achieve this goal the Company will:
- pursue a balanced financing approach utilizing low cost tax-exempt financing when possible;
-  maintain ongoing cost containment efforts; and
-  seek legislative and regulatory support when necessary.

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

CAPITALIZATION
To meet capital expenditure requirements through 1997, the Company will utilize internally generated cash, the proceeds from industrial development revenue bonds (IDBs), first mortgage bonds (FMBs), preferred securities and common stock issues through public offerings and the Stock Purchase and Dividend Reinvestment Plan (SPP).

NEW FINANCING CAPACITY - Under the tests required by the Company's FMBs and the terms of its preferred stock issues, as of December 31, 1995, the Company could issue up to $434 million of additional FMBs at an assumed interest rate of 8.0 percent and up to $371 million of additional preferred stock at an assumed dividend of 8.0 percent.
   In February 1996, the Company filed an application with the PSC seeking approval to issue and sell up to 4 million shares of common stock, up to 3 million additional shares of common stock if participation in the SPP declines, up to $80 million of new taxable debt, up to $45 million of preferred stock for the purpose of refinancing existing preferred stock and up to $80 million of new tax-advantaged preferred securities as an alternative to an equal amount of new taxable debt with which such authorization to expire on December 31, 1997. Approval is also being sought for the extension of authorization to issue up to $150 million of unsecured promissory notes through December 31, 1999.
   In February 1996, the Company filed an application with the PSC for approval to issue up to $100 million of IDBs.
   On September 11, 1995, the PSC gave the Company authorization to issue an additional 4 million shares of common stock under the SPP.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



EARNINGS TO INTEREST AND PREFERRED DIVIDENDS COVERAGE - For the year 1995, the ratio of earnings to interest charges was 2.84 times compared to 3.11 times in 1994. The ratio of earnings to interest charges plus preferred dividends was
2.60 times in 1995 compared to 2.82 times in 1994.

COMMON EQUITY - The Company has the option to issue new common shares or purchase shares on the open market to satisfy the needs of the SPP. During 1995, the Company issued $32.4 million of common stock under the SPP. (See Note 5 of "Notes to Financial Statements.") At year end, common equity represented
47.6 percent of total capitalization.

SHORT-TERM DEBT - The Company has PSC approval for authority to issue short-term unsecured promissory notes not to exceed $150 million with such authorization to expire on December 31, 1997 and has a committed bank line for $125 million which expires on November 21, 1997. The short-term financing is expected to be utilized to fund some of the Company's construction expenditures until long-term financing is secured. At December 31, 1995, the Company had no balance outstanding on this line.

LONG-TERM DEBT - On May 19, 1995, the Company sold $85 million 7.06% Series AA FMBs due 2000 through a public offering. Net proceeds from the sale of the bonds were used to repay approximately $70 million of indebtedness under the Company's bank revolving credit facility, which was incurred for the purposes of repaying the Company's $50 million 6.92% Series U FMBs due 1995 and funding the Company's construction program. The remaining net proceeds of the Series AA FMBs were used in connection with the Company's construction program and for general corporate purposes.
   On October 12, 1995, Clark County, Nevada issued $226.05 million in floating rate revenue bonds (Nevada Power Company Project) consisting of $76.75 million Series 1995A IDBs due 2030, $85 million Series 1995B refunding IDBs due 2030, $44 million Series 1995C refunding IDBs due 2030 and $20.3 million Series 1995D refunding pollution control revenue bonds (PCRBs) with $14 million due 2011 and $6.3 million due 2023. Net proceeds from the sale of the Series 1995A IDBs were placed on deposit with a trustee and will be used to finance the construction of certain facilities which qualify for tax-exempt financing. At December 31, 1995, $77.5 million remained on deposit with the trustee. Net proceeds from the sale of the refunding bonds were used for the redemption of the $44 million floating rate IDBs due 2015, $25 million floating rate IDBs due 2018, $60 million floating rate IDBs due 2019, $14 million 6 3/8% PCRBs due 2004 and $6.3 million 6 3/4% Series O FMBs due 2007 along with the related PCRBs during the last four months of 1995. In addition, on October 12, 1995, Coconino County, Arizona issued $13 million Series 1995E floating rate refunding PCRBs (Nevada Power Company Project) due 2022 to redeem the $13 million 7 1/8% Series N FMBs due 2006 along with the related PCRBs in November 1995.
   A discussion of long-term debt maturities, including sinking fund requirements, is contained in Note 6 of "Notes to Financial Statements."

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

PENDING RATE MATTERS - In March 1996, a hearing is set for the last phase of the 1995 deferred energy case. The PSC Staff and Consumer Advocate Office have filed testimony seeking the disallowance from recovery, and credit to the Company's customers of approximately $19 million for various fuel and purchased power issues. The Company believes its expenditures are prudent and reasonable and will vigorously defend against the proposed disallowances. (See Note 8 of "Notes to Financial Statements.")

CONCLUDED RATE MATTERS - On July 17, 1995, the Company filed a request with the PSC to decrease energy rates by $20.1 million due to lower fuel costs under the state's deferred energy accounting procedures. On September 28, 1995, the PSC approved the rate decrease which took effect October 1, 1995. Residential rates were reduced by $1.9 million, and other customers received the remaining $18.2 million. On November 27, 1995, the PSC granted an additional deferred energy rate decrease of approximately $17.1 million and a resource plan cost recovery decrease of $500,000 which took effect December 1, 1995 and resulted in a $7.6 million reduction in residential rates with the remaining $10 million going to other customer classes. The new energy rates will more closely reflect the cost of providing service to each of the customer classes.
   The table below summarizes the rate adjustments that have been granted to the Company during the past three years.

SUMMARY OF RATE ADJUSTMENTS 1993 THROUGH 1995
Effective Date      Nature of Increase (Decrease)    Amount (In millions)
-------------------------------------------------------------------------
June 28, 1993       Energy and resource plan
                       net rate increase                          $ 42.1
February 1, 1994    Energy rate increase                            23.6
October 1, 1994     General rate decrease                           (6.3)
October 1, 1995     Energy rate decrease                           (20.1)
December 1, 1995    Energy and resource plan                       (17.6)
                       net rate decrease

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



INDUSTRY RESTRUCTURING
Restructuring of the electric utility industry is accelerating with the enactment of the National Energy Policy Act of 1992 (Act). Restructuring will lead to further competition in the industry as generators of power obtain greater access to transmission facilities linking them to potential new wholesale customers. Most observers believe the electric utility beneficiaries of the Act will be twofold: those who can provide low cost generation for sale and those who have strategically located transmission highways that can transmit low cost power from one area to another.
   Within the region the Company's residential rates are competitive. However, even though the bulk of the 1995 energy rate decreases was allocated to large customers, large industrial customer rates will require further adjustment to remain competitive in the changing environment. In January 1996, Mirage Resorts, owner of The Mirage and Treasure Island hotels, received approval from the Clark County, Nevada Commission for a zone variance to build a 27 megawatt cogeneration plant to supply power to its properties. The above event and the decision by the U. S. Department of Energy in November 1995 to choose Valley Electric Association, a non-generating utility supplier, as the primary electric power provider for the Nevada Test Site (NTS) indicate the need for the Company to be able to offer more competitive prices as an incentive for large customers to retain the Company as their primary electric service provider. The Company will continue to be the primary electric power provider for the NTS pending legal appeal. In recognition of the changing regional competitive environment, the Company is focusing on the costs of serving various classes of customers and the appropriate rates to be charged based on those costs of service. The Company will continue to seek any rate adjustments through the PSC necessary to maintain a competitive position.
   An opportunity exists given the Company's strategic location in the center of a region of price diversity. As generators arrange for sales of electricity to customers in other areas, much of the power may need to be transmitted through the Company's service territory. The Company would have an opportunity to charge generators for the transmission of energy through its system. The Company is studying the feasibility of constructing additional cost-effective transmission facilities to maximize the advantage of its strategic location.
   In September 1995 the PSC opened a docket to examine electric industry restructuring issues. The PSC is soliciting opinions and analyses concerning the potential implications of competition for various products and services within the electric industry. The new docket is intended to supplement the subcommittee established by the Nevada Legislature during the 1995 legislative session to study the effects of competition in the generation, sale and transmission of electric energy. The legislative subcommittee is expected to make a recommendation to the Nevada Legislature in August of 1996 so the recommendation can be reviewed before the start of the 1997 legislative session. The PSC expects to issue a final report based on the information obtained in the new docket in June of 1996. Both the report and the information gathered in the new docket will be shared with the legislative subcommittee.

OTHER
During 1995, Saguaro Power Company, a cogeneration power producer, filed a lawsuit seeking punitive damages of $75 million as a result of being curtailed in its power deliveries under a contract with the Company during periods of low load conditions on the Company's system, and alleging the Company refused to accept and pay for approximately $2 million of electric energy and that the Company should reimburse them for $2 million in construction costs. Management cannot predict the final outcome of these matters at this time or the resulting impact on the Company's financial position, liquidity and results of operations. (See Note 8 of "Notes to Financial Statements.")


RESULTS OF OPERATIONS

GENERAL
In 1995, earnings decreased, as compared to 1994, due to milder weather and the 1994 recording of the settlement of the replacement power case from the 1985 Mohave Generating Station accident.
   In 1994, earnings increased, as compared to 1993, due primarily to higher revenues resulting from an increase in kilowatthour sales and settlement of the replacement power case from the 1985 Mohave Generating Station accident.
   Average shares of common stock outstanding for 1995 increased by 3.5 million shares compared to 1994, as a result of a public offering of 2 million shares in November of 1994 as well as the sale of shares through the SPP.
   Average shares of common stock outstanding for 1994 increased by 3.3 million shares compared to 1993, as a result of public offerings of 2 million shares in November of 1994 and 2.7 million shares in June of 1993 as well as the sale of shares through the SPP.

REVENUES
Revenues during 1995, 1994 and 1993 were $750 million, $764 million and $652 million, respectively. The 1.9 percent decrease in 1995, as compared to 1994, was a result of milder weather, energy rate decreases effective October 1 and December 1, 1995, and a general rate decrease effective October 1, 1994.
   The 17.2 percent increase in 1994, as compared to 1993, was a result of a
7.1 percent increase in kilowatthour sales and an increase in energy rates effective February 1994 and June 1993. Higher revenues also resulted from recording unbilled revenues for the recovery of energy costs in the amount of $11.6 million,


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT

with an offsetting increase in the deferred energy cost adjustment and accordingly no impact on the Company's earnings, as required by the stipulation approved by the PSC on July 6, 1994.


INCREASE (DECREASE) IN REVENUE FROM PRIOR YEAR

Nature of Increase (Decrease) (In millions)      1995      1994      1993
-------------------------------------------------------------------------
Kilowatthour sales                             $ (5.5)    $73.5     $28.2
General rate changes                             (5.2)     (1.4)     12.3
Deferred energy adjustments                      (3.9)      8.7     (13.3)
Fuel cost base rate changes                        .1      33.3      22.4
Resource plan cost changes and
   other                                           .3      (1.7)      1.3
-------------------------------------------------------------------------
Total increase (decrease)                      $(14.2)   $112.4     $50.9
-----------------------------------------------==========================

FUEL AND PURCHASED POWER
Fuel expense decreased $2.5 million in 1995, as compared with 1994, primarily due to lower average fuel rates.
   In 1995, as compared to 1994, purchased power expense decreased 10.4 percent due to reduced power purchases.
   Fuel expense increased $7.3 million in 1994, as compared with 1993, primarily due to increased generation at the Clark Station.
   In 1994, as compared to 1993, purchased power expense increased 6.1 percent due to increased purchases from qualifying facilities.
   Effective October 1 and December 1, 1995, the PSC granted the Company decreases of $20.1 million and $17.1 million, respectively, in energy rates. Effective February 1, 1994 and June 28, 1993, the PSC granted the Company increases of $23.6 million and $44.2 million, respectively, in the energy portion of customer rates.
   In 1995, the Company deferred $19.8 million of decreased energy costs for refund in a later period and collected $22.9 million of energy cost increases which had been previously deferred. During 1994 and 1993, the Company deferred $16.8 million and $48.5 million, respectively, of increased energy costs for collection in a later period and collected $44.7 million and $17 million, respectively, of energy cost increases which had previously been deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See Note 1 of "Notes to Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.
   The following tables summarize kilowatthour data.
                                    1995          1994          1993
------------------------------------------------------------------------
SOURCE OF KILOWATTHOURS SOLD
Company generation                    56%           51%           49%
Hoover Dam hydroelectric               4             4             4
Purchased power                       40            45            47
--------------------------------------------------------------------
                                     100%          100%          100%
-------------------------------------===============================

                                    1995          1994          1993
------------------------------------------------------------------------
COMPANY GENERATED KILOWATTHOURS BY FUEL SOURCE
Coal                                  77%           85%           93%
Natural Gas                           23            15             7
Oil                                    -             -             -
--------------------------------------------------------------------
                                     100%          100%          100%
-------------------------------------===============================

FUEL COSTS PER KILOWATTHOUR
Coal                                1.44 cents    1.55 cents    1.61 cents
Natural Gas                         1.51          2.01          2.98
Oil                                 6.87          4.89          4.21

OTHER OPERATING EXPENSES AND TAXES
Other operations expense increased $14.0 million in 1994, as compared with 1993, primarily due to an increase in employee benefit costs and the provision for uncollectible accounts. Employee benefit costs were higher primarily due to increased amounts for pensions, postretirement benefits other than pensions and amortization of reorganization, early retirement and severance costs.
   The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the Company's generating stations. During 1995 these expenses decreased by $5.2 million due primarily to lower maintenance costs at the Mohave, Navajo and Reid Gardner 4 Generating Stations.
   Depreciation expense increased $4.9 million in 1995 and $6.1 million in 1994 because of a growing electric plant asset base.

OTHER INCOME AND EXPENSES
Other miscellaneous, net includes a gain of $2.3 million net of tax in 1995 for the sale by Nevada Electric Investment Company, the Company's unregulated subsidiary, of certain coal mining assets.
   Other miscellaneous, net includes income of $4.2 million net of tax in 1994 for the resolution of the Mohave accident replacement power case.
   Other miscellaneous, net includes a charge of $3.2 million net of tax in 1993 for a write-off of costs related to engineering and environmental studies for the canceled coal-fired White Pine Power Project. A rate decision by the PSC on January 24, 1994, resulted in a write-off of $2 million net of tax in 1993 for previously deferred energy costs.

INTEREST DEDUCTIONS
Interest on long-term debt in 1995 increased $3.1 million as compared to 1994 due primarily to interest expense for the 7.06% Series AA FMBs issued in May 1995 and higher interest rates on the Company's floating rate IDBs.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



STATEMENTS OF INCOME



For the Years Ended December 31,
(In thousands, except per share amounts)     1995        1994         1993
--------------------------------------------------------------------------


ELECTRIC REVENUES (Note 1)               $749,981    $764,158     $651,772
--------------------------------------------------------------------------

OPERATING EXPENSES AND TAXES:
   Fuel                                   103,582     106,040       98,701
   Purchased and interchanged power       230,694     257,517      242,803
   Deferred energy cost adjustments,
      net (Note 1)                         42,658      27,849      (31,490)
--------------------------------------------------------------------------
      Net energy costs                    376,934     391,406      310,014
   Other production operations             17,813      17,128       17,715
   Other operations                        95,458      96,251       82,300
   Maintenance and repairs                 33,598      38,765       35,379
   Provision for depreciation (Note 1)     55,302      50,357       44,216
   General taxes (Note 2)                  18,946      17,051       16,401
   Federal income taxes (Notes 1 and 2)    34,372      39,403       37,278
--------------------------------------------------------------------------
                                          632,423     650,361      543,303
--------------------------------------------------------------------------
OPERATING INCOME                          117,558     113,797      108,469
--------------------------------------------------------------------------

OTHER INCOME (EXPENSES):
   Allowance for other funds used during
      construction (Note 1)                 5,353       6,771        9,880
   Other miscellaneous, net                   996       4,317       (5,496)
--------------------------------------------------------------------------
                                            6,349      11,088        4,384
--------------------------------------------------------------------------
INCOME BEFORE INTEREST DEDUCTIONS         123,907     124,885      112,853
--------------------------------------------------------------------------

INTEREST DEDUCTIONS:
   Interest on long-term debt              47,745      44,625       43,173
   Other interest                           1,566       2,572        1,931
   Allowance for borrowed funds used
     during construction (Note 1)          (2,375)     (4,182)      (5,799)
--------------------------------------------------------------------------
                                           46,936      43,015       39,305
--------------------------------------------------------------------------
NET INCOME                                 76,971      81,870       73,548
DIVIDEND REQUIREMENTS ON PREFERRED STOCK    3,966       3,976        3,986
--------------------------------------------------------------------------
EARNINGS AVAILABLE FOR COMMON STOCK      $ 73,005    $ 77,894     $ 69,562
-----------------------------------------=================================
WEIGHTED AVERAGE COMMON SHARES
      OUTSTANDING                          46,288      42,784       39,482
-----------------------------------------=================================
EARNINGS PER AVERAGE COMMON SHARE        $   1.58    $   1.82     $   1.76
-----------------------------------------=================================

See Notes to Financial Statements.


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



STATEMENTS OF CASH FLOWS



For the Years Ended December 31,
(In thousands)                                1995        1994        1993
--------------------------------------------------------------------------



CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                               $  76,971   $  81,870   $  73,548
Adjustments to reconcile net income
  to net cash provided -
    Depreciation and amortization           66,950      65,064      55,139
    Deferred income taxes and
      investment tax credits               (15,975)      5,474      16,504
    Allowance for other funds used
      during construction                   (5,353)     (6,771)     (9,880)
    Changes in -
      Receivables                            5,099     (21,516)     (4,591)
      Fuel stock and materials
        and supplies                        (2,053)      2,689       5,490
      Accounts payable and other
        current liabilities                 (1,526)      1,485      27,290
      Deferred energy costs                 42,624      23,980     (37,766)
      Accrued taxes and interest            16,784       3,801       1,868
    Other assets and liabilities             2,398     (11,806)      3,343
--------------------------------------------------------------------------
      Net cash provided by operating
        activities                         185,919     144,270     130,945
--------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction expenditures and
  gross additions                         (178,770)   (183,856)   (163,257)
Investment in subsidiaries and other        13,555        (303)     (2,828)
Salvage net of removal cost                  4,387        (190)        227
--------------------------------------------------------------------------
      Net cash used in investing
        activities                        (160,828)   (184,349)   (165,858)
--------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of capital stock                   33,339      75,818     107,329
Issuance of long-term debt                 324,050           -      45,000
Change in funds held in trust              (70,309)     51,894       6,234
Coal contract buy-out                            -     (15,440)          -
Retirement of preferred stock and
  long-term debt                          (219,551)     (7,441)    (59,405)
Cash dividends                             (77,699)    (71,688)    (66,883)
Other financing activities                  10,463       6,914       2,623
--------------------------------------------------------------------------
      Net cash provided by financing
        activities                             293      40,057      34,898
--------------------------------------------------------------------------

CASH AND TEMPORARY CASH INVESTMENTS (Note 1):
Net increase (decrease) during the year     25,384         (22)        (15)
Beginning of year                              123         145         160
--------------------------------------------------------------------------
End of year                              $  25,507   $     123   $     145
-----------------------------------------=================================

CASH PAID DURING THE YEAR FOR:
Interest, net of amounts capitalized     $  56,644   $  52,074   $  50,677
-----------------------------------------=================================

Income taxes                             $  32,885   $  32,500   $  18,001
-----------------------------------------=================================


See Notes to Financial Statements.


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



BALANCE SHEETS



December 31, (In thousands)                               1995        1994
--------------------------------------------------------------------------


ASSETS
Electrical Plant, at Original Cost (Notes 1, 8 and 10):
  Production                                        $  845,142  $  765,339
  Transmission                                         300,690     286,679
  Distribution                                         763,103     678,260
  General                                              127,840     101,122
--------------------------------------------------------------------------
                                                     2,036,775   1,831,400
  Less accumulated depreciation                        546,803     495,691
--------------------------------------------------------------------------
    Net plant in service                             1,489,972   1,335,709
  Construction work in progress                        129,255     159,167
  Property under capital leases                         79,562      85,408
  Plant held for future use                              2,331       3,719
--------------------------------------------------------------------------
                                                     1,701,120   1,584,003
--------------------------------------------------------------------------
Investments (Note 1)                                     9,989      21,602
--------------------------------------------------------------------------
Current Assets:
  Cash and temporary cash investments                   25,507         123
  Customer receivables -
    Billed                                              44,296      46,620
    Unbilled (Note 1)                                   22,110      25,153
    Reserve for doubtful accounts                       (1,327)     (1,395)
  Other receivables                                      6,321       6,033
  Fuel stock, at average cost                           10,281      11,434
  Materials and supplies, at average cost               28,429      25,223
  Deferred energy costs (Note 1)                       (18,844)     25,714
  Prepayments                                            8,144       9,657
--------------------------------------------------------------------------
                                                       124,917     148,562
--------------------------------------------------------------------------
Deferred Charges:
  Debt expense, being amortized                         28,373      27,316
  Other (Note 9)                                       183,212     125,906
--------------------------------------------------------------------------
                                                       211,585     153,222
--------------------------------------------------------------------------
                                                    $2,047,611  $1,907,389
----------------------------------------------------======================

See Notes to Financial Statements.


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



December 31, (In thousands)                               1995        1994
--------------------------------------------------------------------------


CAPITALIZATION AND LIABILITIES
Capitalization
  (See Schedules of Capitalization and Long-Term Debt):
  Common shareholders' equity                       $  764,361  $  731,749
  Redeemable cumulative preferred stock                 38,000      38,000
  Cumulative preferred stock with mandatory
    sinking funds                                        3,863       4,064
  Long-term debt                                       799,999     712,571
--------------------------------------------------------------------------
                                                     1,606,223   1,486,384
--------------------------------------------------------------------------




Current Liabilities:
  Current maturities and sinking fund requirements
    (See Schedules of Capitalization and
     Long-Term Debt)                                     5,809      57,551
  Accounts payable                                      64,518      66,467
  Accrued taxes                                         19,457       2,493
  Accrued interest                                       6,059       6,239
  Customers' service deposits                           12,964      12,954
  Deferred taxes on deferred energy costs               (6,595)      9,000
  Other                                                 21,641      22,809
--------------------------------------------------------------------------
                                                       123,853     177,513
--------------------------------------------------------------------------




Commitments and Contingencies (Note 8)


Deferred Credits and Other Liabilities:
  Deferred investment tax
    credits (Note 1)                                    32,464      33,924
  Deferred taxes on income (Note 2)                    215,315     135,152
  Customers' advances for construction                  44,903      34,896
  Other (Note 9)                                        24,853      39,520
--------------------------------------------------------------------------
                                                       317,535     243,492
--------------------------------------------------------------------------
                                                    $2,047,611  $1,907,389
----------------------------------------------------======================

See Notes to Financial Statements.


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



SCHEDULES OF CAPITALIZATION



December 31, (Dollars in thousands)              1995              1994
------------------------------------------------------------------------------


COMMON SHAREHOLDERS' EQUITY
(Note 5):
Common stock, $1 par value,
  authorized 70,000,000 shares;
  issued and outstanding 47,038,193
  and 45,382,370 shares at December
  31, 1995 and 1994; stated at             $   50,243        $   48,587
Premium on capital stock                      600,238           568,315
Unamortized capital stock expense              (4,980)           (4,753)
Retained earnings                             118,860           119,600
------------------------------------------------------------------------------
    Total common shareholders' equity         764,361  47.6%    731,749   49.2%
------------------------------------------------------------------------------

REDEEMABLE CUMULATIVE PREFERRED
STOCK (Notes 5 and 7):
$20 par value, authorized 4,500,000 shares
  for all series; Outstanding at
  December 31, 1995 and 1994: 9.90%
  Series, 1,900,000 shares                     38,000            38,000
------------------------------------------------------------------------------
    Total                                      38,000   2.4      38,000    2.6
------------------------------------------------------------------------------

CUMULATIVE PREFERRED STOCK WITH
MANDATORY SINKING FUNDS (Note 5):
Outstanding at December 31, 1995 and 1994:
  5.40% Series, 42,669 and 44,669 shares          853               894
  5.20% Series, 40,507 and 42,507 shares          810               850
  4.70% Series, 120,000 and 126,000 shares      2,400             2,520
------------------------------------------------------------------------------
                                                4,063             4,264
Current sinking fund requirement                 (200)             (200)
------------------------------------------------------------------------------
    Total                                       3,863    .2       4,064    0.3
------------------------------------------------------------------------------

LONG-TERM DEBT
(See Schedules of Long-Term Debt)             799,999  49.8     712,571   47.9
------------------------------------------------------------------------------
    Total capitalization                   $1,606,223 100.0% $1,486,384  100.0%
-------------------------------------------===================================


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



SCHEDULES OF LONG-TERM DEBT



December 31, (In thousands)                               1995      1994
------------------------------------------------------------------------
LONG-TERM DEBT (Notes 6, 7 and 8):
First mortgage bonds:
  7 1/8% Series I due 1998                            $ 15,000  $ 15,000
  7 5/8% Series L due 2002                              15,000    15,000
  7 1/8% Series N due 2006                                   -    13,000
  6 3/4% Series O due 2007                                   -     6,700
  8 3/4% Series P due 1995                                   -       402
  7.80% Series T due 2009                               15,000    15,000
  6.92% Series U due 1995                                    -    50,000
  6.70% Series V due 2022                              105,000   105,000
  6.60% Series W due 2019                               39,500    39,500
  7.20% Series X due 2022                               78,000    78,000
  6.93% Series Y due 1999                               45,000    45,000
  8.50% Series Z due 2023                               45,000    45,000
  7.06% Series AA due 2000                              85,000         -
------------------------------------------------------------------------
                                                       442,500   427,602


Industrial development revenue bonds:
  7.80% due 2020                                       100,000   100,000
  Floating rate -
    Series 1985 due 2015                                     -    44,000
    Series 1988 due 2018                                     -    25,000
    Series 1989A due 2019                                    -    60,000
    Series 1995A due 2030                               76,750         -
    Series 1995B due 2030                               85,000         -
    Series 1995C due 2030                               44,000         -
Less funds held in trust                               (77,467)   (7,158)
Pollution control revenue bonds:
  6 3/8% due 2004                                            -    15,000
  Floating rate -
    Series 1995D due 2011                               14,000         -
    Series 1995D due 2023                                6,300         -
    Series 1995E due 2022                               13,000         -
Obligations under capital leases                       101,533   105,522
------------------------------------------------------------------------
                                                       805,616   769,966


Debt premium and discount, being amortized                  (8)      (44)
Current maturities and sinking fund requirements        (5,609)  (57,351)
------------------------------------------------------------------------
    Total long-term debt                              $799,999  $712,571
------------------------------------------------------==================


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



STATEMENTS OF RETAINED EARNINGS



For the Years Ended December 31,
(In thousands)                              1995          1994          1993
----------------------------------------------------------------------------


BALANCE AT BEGINNING OF YEAR            $119,600      $109,359      $102,493
Add - Net Income                          76,971        81,870        73,548
----------------------------------------------------------------------------
                                         196,571       191,229       176,041
----------------------------------------------------------------------------


Deduct:
  Dividends paid in cash:
    Cumulative preferred stock -
      5.40%, 5.20% and 4.70% Series          204           214           224
      9.90% Series (Note 5)                3,762         3,762         3,762
    Common stock                          73,745        67,653        62,696
----------------------------------------------------------------------------
                                          77,711        71,629        66,682
----------------------------------------------------------------------------
Balance at End of Year                  $118,860      $119,600      $109,359
----------------------------------------====================================

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



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

ELECTRIC PLANT - The costs of betterments and additions to electric plant and replacements of retirement units of property are capitalized. Such costs include labor, payroll taxes, material, transportation, an allowance for funds used during construction and, where applicable, property taxes. Maintenance is charged with the cost of repairs and minor replacements. Accumulated depreciation is charged for the cost of plant retired, less net salvage.
   Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during 1995, 1994 and 1993 were equivalent to an annual rate of approximately 2.9 percent of the average gross investment in depreciable plant.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION - The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.
   The FERC has prescribed a specific computational method for determining the AFUDC rate. The PSC has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PSC. The overall rate of return authorized by the PSC was 10.02 percent for the period January 1993 through June 1994 and 9.66 percent beginning July 1994. The Company's actual AFUDC rate averaged 9.66 percent, 9.73 percent and 9.88 percent for 1995, 1994 and 1993, respectively.

RECENTLY ISSUED ACCOUNTING STANDARDS - In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (FAS
121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of which is effective for years beginning after December 15, 1995. FAS 121 established accounting standards requiring companies to evaluate long-lived assets for potential impairment recognition if evidence suggests a lack of recoverability. The Company has studied the provisions of FAS 121 and believes that application of the new standard will not have a material impact on the Company's results of operations or financial position.

FEDERAL INCOME TAXES - Effective January 1, 1993, the Company adopted the provisions of FAS 109, Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The cumulative effect of the change in accounting for income taxes was not material to net income.
   In November 1991, the PSC issued an order which allows the Company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $36 million of income taxes will be allowed in future rates.
   Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.

CASH FLOW INFORMATION - Cash equivalents, which generally are convertible to cash at par on short notice and mature three months or less from the date of acquisition, are reported as temporary cash investments.
   The Company had no material noncash investing or financing transactions during 1995, 1994 or 1993.

OTHER ACCOUNTING POLICIES - The Company uses the equity method of accounting to report immaterial investments in subsidiaries.
   Certain amounts in prior periods have been reclassified to conform to the financial statement presentation for December 31, 1995.


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



2. FEDERAL INCOME AND OTHER TAXES

The total federal income tax expense as set forth in the accompanying Statements of Income results in an effective federal income tax rate different than the statutory federal income tax rate for the following reasons:

For the Years Ended December
31, (In thousands)             1995            1994            1993
-------------------------------------------------------------------------
Federal income tax at
statutory rate              $40,167  35.0%  $44,305  35.0%  $39,625  35.0%
Adjustments:
  Investment tax credit
    amortization             (1,460) (1.3)   (1,460) (1.2)   (1,303) (1.2)
  Other items                  (916)  (.8)    1,871   1.5     1,344   1.2
-------------------------------------------------------------------------
Total recorded federal
income tax                  $37,791  32.9%  $44,716  35.3%  $39,666  35.0%
----------------------------=============================================
Federal income taxes
included in:
  Operating expenses        $34,372         $39,403         $37,278
  Other income, net           3,419           5,313           2,388
-------------------------------------------------------------------------
                            $37,791         $44,716         $39,666
----------------------------=============================================

The current and deferred components of federal income taxes included in operating expenses are as follows:

For the Years Ended December 31,
(In thousands)                           1995           1994           1993
---------------------------------------------------------------------------
Current federal income taxes          $50,367        $35,516        $20,680
---------------------------------------------------------------------------
Deferred federal income taxes:
  Depreciation differences              8,323         13,134          8,899
  Deferred energy costs               (15,595)       (11,574)        11,765
  Contributions in aid of
    construction                       (4,510)        (3,028)        (1,732)
  Coal contract buyout                 (1,039)        (1,039)          (945)
  Other - net                          (1,714)         7,854            (86)
---------------------------------------------------------------------------
                                      (14,535)         5,347         17,901
---------------------------------------------------------------------------
Investment tax credit amortization     (1,460)        (1,460)        (1,303)
---------------------------------------------------------------------------
  Total                               $34,372        $39,403        $37,278
--------------------------------------=====================================

General taxes charged to operating expenses are as follows:

For the Years Ended December 31,
(In thousands)                           1995           1994           1993
---------------------------------------------------------------------------
Real estate and personal property     $13,726        $11,853        $11,338
Payroll                                 4,815          4,968          4,748
Other                                     405            230            315
---------------------------------------------------------------------------
  Total                               $18,946        $17,051        $16,401
--------------------------------------=====================================

The Company adopted FAS 109, Accounting for Income Taxes, effective January 1, 1993. As a result, the Company's December 31, 1995 balance sheet contains a net regulatory asset of $83 million. (See Note 9 of "Notes to Financial Statements.")
   The regulatory asset for temporary differences related to liberalized depreciation will continue to be amortized using the average rate assumption method required by the Tax Reform Act of 1986. The regulatory liability for temporary differences caused by investment tax credits will be amortized ratably in the same fashion as the deferred investment tax credit under former Internal Revenue Code Section 46(f)(2).
   The net deferred federal income tax liability consists of deferred federal income tax liabilities less deferred federal income tax assets related to:

December 31, (In thousands)                        1995             1994
------------------------------------------------------------------------

DEFERRED FEDERAL INCOME TAX LIABILITIES:

Temporary basis differences - plant           $(101,256)       $ (26,128)
Investment tax credits                          (32,464)         (33,924)
Excess of tax depreciation over book
  depreciation                                 (105,487)         (96,640)
Coal contract buyout                               (173)          (1,212)
Accrued taxes                                    (2,654)          (1,880)
Deferred energy                                       -           (9,000)
Demand-side program costs                        (3,440)          (4,301)
Debt reacquisition costs                         (2,906)          (5,150)
Other                                               776              159
------------------------------------------------------------------------
  Total                                        (247,604)        (178,076)
------------------------------------------------------------------------

DEFERRED FEDERAL INCOME TAX ASSETS:

Unamortized investment tax credits               17,481           18,267
Refundable customer advances                     15,160           11,700
Deferred energy                                   6,595                -
Nonrefundable contributions in aid
  of construction                                 4,852            3,705
Capitalized expenses                                418              985
Supplemental executive retirement plan            2,272            1,727
Other                                             1,017              506
------------------------------------------------------------------------
  Total                                          47,795           36,890
------------------------------------------------------------------------
Net deferred tax liability                    $(199,809)       $(141,186)
----------------------------------------------==========================


                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



3. EMPLOYEE BENEFITS
DEFINED CONTRIBUTION RETIREMENT PLAN - The Company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and who have completed one month of service may become "participants" in the 401(k) Plan. The Company matched 50 percent in 1995, 1994 and 1993 of any Management, Professional, Administrative and Technical participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. In the first two months of 1994 and all of 1993, the Company matched 25 percent of any union-represented participant's contributions to the 401(k) Plan not to exceed 1.5 percent of the participant's annual compensation. Effective March 1, 1994, the Company matched 50 percent of any union-represented participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. All Company contributions are invested in common stock of the Company. The amounts expensed for Company matching contributions to the 401(k) Plan were $1,533,000 for 1995, $1,276,000 for 1994 and $921,000 for 1993.

DEFINED BENEFIT RETIREMENT PLAN - The Company has a non-contributory defined benefit retirement plan (PLAN) designed to meet the provisions of the Employee Retirement Income Security Act of 1974. All employees age 21 and over with one year of service and at least 1,000 hours worked are covered by the PLAN. Benefits under the PLAN are dependent upon each participant's salary for the highest consecutive 60 months of service and length of service.
   The Company also has a Supplemental Executive Retirement Plan (SERP) in addition to the regular PLAN. Participation is limited to such officers as the Board of Directors may select. Presently, 27 active or retired designated officers and employees participate in the SERP. The SERP will be funded as benefits are disbursed.
   The table below sets forth the funded status and amounts recognized in the Company's financial statements at December 31, 1995, 1994 and 1993 for both the PLAN and SERP.
   The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 7.25 percent and 4.5 percent in 1995, 8.75 percent and 4.5 percent in 1994, and 7.25 percent and 4.5 percent in 1993, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1995, 1994 and 1993. PLAN assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

RECONCILIATION OF FUNDED STATUS

                                   PLAN                         SERP
                          ------------------------ -----------------------
For the Years Ended
December 31, (In thousands)  1995     1994    1993    1995    1994    1993
--------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit
    obligation           $ 72,412 $ 54,713 $54,434 $ 5,038 $ 3,202 $ 3,854
  Nonvested benefit
    obligation              4,702    5,235   3,875     838   2,106     514
--------------------------------------------------------------------------
  Accumulated benefit
    obligation           $ 77,114 $ 59,948 $58,309 $ 5,876 $ 5,308 $ 4,368
-------------------------=================================================
Projected benefit
  obligation             $103,973 $ 77,601 $80,575 $ 7,063  $6,253 $ 4,837
Plan assets at fair value  74,628   57,966  60,236       -       -       -
--------------------------------------------------------------------------
Plan assets less than projected
  benefit obligation      (29,345) (19,635)(20,339) (7,063) (6,253) (4,837)
Unrecognized net transition
  obligation amortized over
  approximately nine years      -        -       -       -       -     129
Unrecognized prior service
  costs                     7,147    7,792   5,577     594     692     412
Unrecognized net loss      16,000    3,763   8,949   2,492   1,895   1,267
--------------------------------------------------------------------------
  Pension asset
  (liability)            $ (6,198) $(8,080)$(5,813)$(3,977)$(3,666)$(3,029)
-------------------------=================================================
Net pension expense comprised the following:
  Service cost           $  3,351  $ 3,928 $ 3,284 $    96 $   175 $    67
  Interest cost on projected
    benefit obligation      6,947    6,576   5,243     502     498     297
  Return on plan assets   (14,049)     183  (5,371)      -       -       -
  Net amortization and
    deferral                9,125   (4,433)  1,021     160     409     197
--------------------------------------------------------------------------
  Net periodic pension
    cost                 $  5,374  $ 6,254 $ 4,177 $   758 $ 1,082 $   561
-------------------------=================================================

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - The Company adopted Statement of Financial Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions, effective January 1, 1993. The costs of these benefits have been expensed on a pay-as-you-go basis prior to the Company adopting FAS 106. In July 1992, the PSC authorized the Company to continue recognizing these benefit costs on a pay-as-you-go basis after adopting FAS 106 and to record any difference in costs resulting from the implementation of FAS 106 as a deferred asset. As a result of the stipulation approved by the PSC on July 6, 1994, the Company discontinued recognizing these benefit costs on a pay-as-you-go basis and began using the accrual method. The Company is amortizing the FAS 106 deferred asset at March 31, 1994 over a period of eight years. The Company has elected to amortize its transition obligation at January 1, 1993 over a period of 20 years.
   The Company provides postretirement medical, dental and vision benefits to employees who have retired or will retire and are eligible for an immediate pension benefit. The postretirement health care plan is contributory, and retirees' contributions can be adjusted annually for increases in the cost of providing the benefits. The postretirement health care plan is being funded in amounts not to exceed the lesser of amounts collected from customers through rates or amounts allowable under the Internal Revenue Code as amended from time to time.
   Net periodic postretirement benefit cost for the years ended December 31, 1995, 1994 and 1993 included the following components:

(In thousands)                                        1995       1994       1993
--------------------------------------------------------------------------------
Service cost                                        $  293     $  617     $  614
Interest cost on projected benefit obligation        1,881      1,837      1,881
Return on assets                                      (303)         -          -
Amortization of transition obligation                1,198      1,139      1,166
--------------------------------------------------------------------------------
  Net periodic postretirement benefit cost          $3,069     $3,593     $3,661
----------------------------------------------------============================

A reconciliation of the funded status of the plan to the amounts recognized in the Balance Sheets as of December 31, 1995 and 1994 is as follows:

(In thousands)                                        1995           1994
-------------------------------------------------------------------------
Retirees                                          $(21,936)      $(14,512)
Fully eligible active employees                       (108)        (1,879)
Other active employees                              (5,050)        (5,642)
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation      (27,094)       (22,033)
Fair value of assets                                 4,884              -
-------------------------------------------------------------------------
Accumulated postretirement benefit obligation
  in excess of assets                              (22,210)       (22,033)
Unrecognized transition obligation                  19,817         20,983
Unrecognized (gain) loss                            (1,281)        (5,041)
-------------------------------------------------------------------------
  Accrued postretirement benefit liability        $ (3,674)      $ (6,091)
--------------------------------------------------=======================

   The medical cost trend rate assumed for 1996 was 8.75 percent, grading down to 4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretirement benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1995 by $1.8 million and would increase the aggregate of the service and interest cost components of net periodic post-retirement benefit cost for 1995 by $134,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 was 7.25 percent. The expected rate of return on assets was 8.5 percent in 1995. Assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

4. SHORT-TERM BORROWINGS
The Company has a $125 million bank revolving credit facility which expires on November 21, 1997, and pays commitment fees based on both the unused amount of the facility and the Company's first mortgage bond ratings. Borrowing rates under the bank line are determined by both current market rates and the Company's first mortgage bond ratings. There were no short-term borrowings outstanding on the bank line at December 31, 1995 and 1994.

5. CAPITAL STOCK
The changes in common stock shares for 1993, 1994 and 1995 are as follows:
                                                                    Shares
--------------------------------------------------------------------------
Outstanding, December 31, 1992                                  37,132,817
Issued through public offering                                   2,700,000
Issued under 401(k) Savings Plan                                    32,052
Issued under Stock Purchase and Dividend Reinvestment Plan       1,640,326
--------------------------------------------------------------------------
Outstanding, December 31, 1993                                  41,505,195
Issued through public offering                                   2,000,000
Issued under 401(k) Savings Plan                                    52,055
Issued under Stock Purchase and Dividend Reinvestment Plan       1,825,120
--------------------------------------------------------------------------
Outstanding, December 31, 1994                                  45,382,370
Issued under 401(k) Savings Plan                                    77,846
Issued under Stock Purchase and Dividend Reinvestment Plan       1,577,977
--------------------------------------------------------------------------
Outstanding, December 31, 1995                                  47,038,193
----------------------------------------------------------------==========

Premium on capital stock increased $31.9 million, $72 million and $103 million during 1995, 1994 and 1993, respectively, due to issuances of common stock. Cash dividends paid per share on common stock were $1.60 each year during 1995, 1994 and 1993.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



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

6. LONG-TERM DEBT
None of the long-term debt is held by or for the account of the Company.
   The amounts of long-term debt maturities, including sinking fund requirements, are $5.6 million in 1996, $5.5 million in 1997, $19.6 million in 1998, $50.1 million in 1999 and $90.3 million in 2000, including $5.3 million, $5.2 million, $4.5 million, $4.9 million and $5.2 million for obligations under capital leases, respectively.
   Generally, electric plant is subject to the first mortgage lien. It is the Company's intention to meet the sinking fund requirements for its series I and L first mortgage bonds by pledging property additions in lieu of cash payments. The series T, V, W and X first mortgage bonds correspond with respect to their terms to two series of collateralized pollution control revenue bonds and two series of industrial development revenue bonds issued by Clark County, Nevada. The indentures under which the Company's first mortgage bonds were issued provide for an immaterial restriction as to distributions to shareholders at December 31, 1995.
   The industrial development revenue bonds and pollution control revenue bonds were issued by various municipal authorities and are guaranteed as to payment of principal and interest by the Company.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS
Disclosure by the Company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1995 and 1994, the provisions of FAS 107 apply only to the Company's long-term debt and redeemable cumulative preferred stock.
   In accordance with FAS 107, the Company estimates the fair value of its redeemable cumulative preferred stock based on the per share closing price times the number of shares outstanding and its long-term debt based on quoted market prices for the same or similar issues or on current interest rates available to the Company for debt with similar terms and maturity. The book value and estimated fair value of the redeemable cumulative preferred stock were $38 million and $41.6 million at December 31, 1995 and $38 million and $40.3 million at December 31, 1994, respectively. The book value and estimated fair value of the Company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $704 million and $757 million at December 31, 1995, and $664 million and $664 million at December 31, 1994, respectively. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

8. COMMITMENTS AND CONTINGENCIES
RATE MATTERS -    The last phase of the 1995 deferred energy case is set for hearing in March 1996 to consider the prudency of the Company's fuel and purchased power expenditures during the period June 1993 to May 1995, a buyout of a coal supply agreement and a credit to customers related to use of coal reserves in an unregulated subsidiary company. The PSC Staff and Consumer Advocate Office have filed testimony seeking disallowance from recovery and credit to the Company's customers of approximately $19 million. The Company believes its expenditures and use of coal reserves are prudent and reasonable and will vigorously defend against the proposed disallowances.

LEGAL MATTERS -   Saguaro Power Company (Saguaro), a cogeneration power
producer, and the Company are parties to a 30-year power purchase contract (Contract) wherein the Company agreed to purchase power from Saguaro's plant near Henderson, Nevada. On July 22, 1995, Saguaro filed a lawsuit in District Court, Clark County, Nevada, seeking damages and injunctive relief as a result of being curtailed in its power deliveries during periods of low load conditions on the Company's system. The lawsuit alleges that the Company refused to accept and pay for approximately $2 million of electric energy and capacity, and that the Company should reimburse Saguaro for $2 million

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



related to the construction of the interconnection line. Saguaro also alleges that the Company has refused to pay Saguaro for excess capacity. Lastly, Saguaro alleges that the Company has committed fraud and anticipatory breach of the Contract and requests punitive damages of $75 million. The Company believes its actions are consistent with the Contract, federal and state regulations, and state administrative directives, and will vigorously defend against these claims. Further, the Company contends it has paid Saguaro all amounts due it under the terms of the Contract.
   On September 1, 1995, Las Vegas Cogeneration Limited Partnership filed a similar lawsuit to that of Saguaro; it contends its curtailment damages are less than $200,000.
   On July 24, 1995, Nevada Cogeneration Associates #1 (NCA 1) and Nevada Cogeneration Associates #2 (NCA 2), also cogeneration power producers, made a request for arbitration of their current contracts relative to the same issues of low load condition curtailments and energy and capacity payments. They alleged under payments by the Company of approximately $2.6 million.
  The Nevada District Court has recently denied the Company's request that the issues regarding low load conditions and the lawsuits for curtailment damages be heard before the PSC. The Nevada District Court ordered all the parties to arbitrate the above issues with the exception of Saguaro's claim concerning the interconnection line. The Company has appealed these decisions.
   Arbitration with NCA 1 and NCA 2 proceeded as ordered and in January 1996, the arbitrator entered an order denying most of NCA's claims. The order does permit some damages based on the definition of a low load condition being at a different megawatt level than either party had asserted. The Company estimates the damages to be approximately $1 million.
   The Company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the Company's financial position and results of operations.

ENVIRONMENTAL MATTERS - The Federal Clean Air Act Amendments of 1990 (Amendments) include provisions for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the Company of no more than $6 million.
   The Amendments also mandated creation of the Grand Canyon Visibility Transport Commission to work toward the goal of visibility improvement in the Grand Canyon and other national parks of the Colorado Plateau. The Commission is expected to make recommendations to the U.S. Environmental Protection Agency
(EPA) by May 1996, regarding ways to improve visibility. A variety of actions could be considered including imposition of more pollution controls or emissions limitations upon large sources of pollution in the West and Southwest. The potential affect on the Company cannot be determined at this time.
   Related to visibility, the United States Congress authorized the EPA to study the potential impact the Mohave Generating Station (Mohave) may have on visibility in the Grand Canyon area. Results of this study are expected in 1996. The cost of any improvements that may be required can not be determined at this time.
   The Nevada Division of Environmental Protection (NDEP) had imposed more stringent interim stack opacity limits for Mohave. In December, at the recommendation of NDEP, the Nevada Environmental Commission elected to retain the interim limit as a permanent rule. Compliance with the interim rule has been maintained and a limit more stringent than the interim standard will not be imposed. As such, the owners of Mohave, including Nevada Power at 14 percent, will not be required to fund any additional improvements related to opacity.
   In 1991, the EPA published an order requiring the Navajo Generating Station (Navajo) to install scrubbers to remove 90 percent of sulfur dioxide emissions beginning in 1997. As an 11.3 percent owner of Navajo, the Company will be required to fund an estimated $56.5 million for installation of the scrubbers. In 1992, the Company received resource planning approval from the PSC for its share of the cost of the scrubbers. The scrubbers are currently under construction.

LEASES - In 1984, the Company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1995, are as follows:

(In thousands)
--------------------------------------------------------------------------
1996                                                              $  3,605
1997                                                                 3,604
1998                                                                 3,605
1999                                                                 4,880
2000                                                                 6,156
Thereafter                                                          98,901
--------------------------------------------------------------------------
                                                                  $120,751
------------------------------------------------------------------========

The amount of imputed interest necessary to reduce the future cash rental payments to present value is $76.1 million as of December 31, 1995.
   Total interest expense on the lease obligation was $5.2 million and total amortization of the leased facility was $297,000 for the year ended December 31, 1995. The total accumulated amortization of the leased facility on December 31, 1995, was $9.7 million.
   At December 31, 1995, the Company has certain long-term

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



noncancelable operating lease agreements for which the future minimum lease payments are immaterial.

FUEL AND PURCHASED POWER OBLIGATIONS - The Company has eight long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1997 to 2016.
   Total payments under these contracts were $41.6 million, $45.4 million and $43.1 million in 1995, 1994 and 1993, respectively. The cost of power obtained under these contracts is included in purchased power expense in the Statements of Income.
   At December 31, 1995, the estimated future payments for capacity and energy that the Company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:

                                 Accounted for             Accounted for
                                  as Long-Term              as Long-Term
(In thousands)             Executory Contracts             Capital Lease
------------------------------------------------------------------------
1996                                  $ 35,067                  $ 13,432
1997                                    38,566                    12,902
1998                                    38,153                    12,373
1999                                    29,684                    11,844
2000                                    10,882                    11,315
Thereafter                                   -                   122,472
------------------------------------------------------------------------
Total minimum payment                 $152,352                   184,338
--------------------------------------========
Less amount representing estimated executory
  costs included in total minimum payment                        (92,272)
------------------------------------------------------------------------
Net minimum payments                                              92,066
Less amount representing interest                                (35,229)
------------------------------------------------------------------------
Present value of net minimum payments                           $ 56,837
----------------------------------------------------------------========

Total interest expense on the purchase power obligation accounted for as a capital lease was $5.6 million and total amortization was $5.2 million in 1995. Total accumulated amortization was $26.2 million as of December 31, 1995.
   The Company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1999 to 2007.
   Costs of approximately $25.0 million, $25.9 million and $31.3 million were incurred under the long-term coal contracts in 1995, 1994 and 1993, respectively.
   In addition, the Company has long-term transportation arrangements with railway companies to transport coal to the Reid Gardner Generating Station.
The contracts expire in 1999 and 2000.
   Costs of approximately $19.2 million, $1.7 million and $2.2 million were incurred under the coal transportation contracts in 1995, 1994 and 1993, respectively.
   At December 31, 1995, the estimated future payments for purchase and transportation of coal that the Company is obligated to purchase under these contracts are as follows:

(In thousands)                         Coal Transportation    Coal Use
----------------------------------------------------------------------
1996                                         $ 15,207         $ 15,135
1997                                           15,511           16,374
1998                                           15,821           16,702
1999                                           16,138           17,035
2000                                           12,864           14,556
Thereafter                                          -          101,924
----------------------------------------------------------------------
                                             $ 75,541         $181,726
---------------------------------------------========---------========

CONSTRUCTION - Certain commitments have been incurred at December 31, 1995, in connection with the 1996 construction budget. Construction expenditures are estimated at $186 million, excluding AFUDC, for 1996.

9. OTHER DEFERRED CHARGES AND CREDITS
OTHER DEFERRED CHARGES - At December 31, 1995, as a result of the Company adopting FAS 109 effective January 1, 1993, other deferred charges include a regulatory asset of $101.3 million and a deferred tax asset of $18.3 million. The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.
   At December 31, 1995, organizational study, early retirement and severance costs of $6.0 million are included in other deferred charges and are being amortized over an eight-year period effective February 1994. These costs are a result of the completion of a comprehensive organizational study started in 1993.
   In March 1994, the Company bought out the remaining obligation under a coal purchase contract with Mountain Coal Co. At December 31, 1995, $15.3 million for the Company's portion of the buyout is included in other deferred charges. Management believes the cost of the buyout will be recovered through Nevada's deferred energy accounting procedures.
   Other deferred charges as of December 31, 1995, also include $19.9 million for deferred federal income taxes on customer advances for construction and $8.8 million for conservation programs.

OTHER DEFERRED CREDITS - As of December 31, 1995, a credit of $2.4 million for generating station spare parts is included in other deferred credits. Effective January 1992, this credit is being amortized over a six-year period.
   Other deferred credits as of December 31, 1995, also include a regulatory liability of $18.3 million representing amounts to be refunded to customers in the future as a result of the Company adopting FAS 109.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



10. INTERESTS IN JOINTLY OWNED ELECTRIC UTILITY FACILITIES

At December 31, 1995, the Company owned the following undivided interests in jointly owned electric utility facilities:

                                           Company's Share of
---------------------------------------------------------------------------
                                                                   Construction
               Percent Owned       Plant    Accumulated   Net Plant    Work In
(In thousands)    by Company  In Service   Depreciation  In Service   Progress
-------------------------------------------------------------------------------
FACILITY
Navajo Project          11.3    $134,994       $ 66,897   $ 68,097     $ 24,252
Mohave Project          14.0      77,206         31,369     45,837        3,461
Reid Gardner
Plant Unit No. 4        32.2     138,570         37,342    101,228        1,642
-------------------------------------------------------------------------------
  Total                         $350,770       $135,608   $215,162     $ 29,355
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


11. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           Earnings    Earnings
                                                          Available         per
                                                                for     Average
(In thousands, except  Electric   Operating        Net       Common      Common
per share amounts)     Revenues      Income     Income        Stock       Share
-------------------------------------------------------------------------------
QUARTER
1995:  First           $145,184     $11,642    $ 4,554      $ 3,562       $0.08
       Second           173,348      23,761     13,410       12,418        0.27
       Third            280,135      64,261     53,059       52,068        1.12
       Fourth           151,314      17,894      5,948        4,957         .11

1994:  First           $144,658     $12,196    $ 4,692      $ 3,697       $0.09
       Second           195,788      28,161     23,193       22,199        0.53
       Third            268,359      59,697     50,472       49,479        1.16
       Fourth           155,353      13,743      3,513        2,519        0.06


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


42

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



Independent Auditors' Report



To the Board of Directors and Shareholders of Nevada Power Company:

We have audited the balance sheets of Nevada Power Company as of December 31, 1995 and 1994, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Las Vegas, Nevada
February 14, 1996



REPORT OF MANAGEMENT



The management of Nevada Power Company is responsible for the financial statements presented in this report. Management prepared the financial statements in conformity with generally accepted accounting principles applicable to public utilities which are consistent in all material respects with the accounting prescribed by the Public Service Commission of Nevada and the Federal Energy Regulatory Commission. In preparing the financial statements, management made informed judgments and estimates relating to events and transactions being reported.
   The Company has a system of internal accounting and financial controls and procedures in place to insure that the financial records reflect the transactions of the Company and that assets are safeguarded. This system is examined by management on a continuing basis for effectiveness and efficiency and is reviewed on a regular basis by an internal audit staff that reports directly to the Audit Committee of the Board of Directors.
   The financial statements have been audited by Deloitte & Touche LLP, independent auditors. The auditors provide an objective, independent review as to management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. Their audit includes procedures which provide them reasonable assurance that the financial statements are not misleading and includes a review of the Company's system of internal accounting and financial controls and a test of transactions.
   The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of financial statements and the ongoing examination of the Company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche LLP and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche LLP and the internal audit staff have complete and free access to the Audit Committee.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



STOCK PRICES ON NEW YORK STOCK EXCHANGE AND DIVIDENDS PER SHARE



                    1995 Quarters                       1994 Quarters
------------------------------------------------------------------------------
           First   Second   Third   Fourth     First   Second   Third   Fourth
------------------------------------------------------------------------------
Common

High    $ 21 3/8 $ 21 1/4 $ 22 1/2 $ 22 7/8 $ 24 3/8 $ 22 1/4 $ 21 1/2 $ 20 7/8
Low       19 1/4   19 5/8   19 1/8   20 7/8   21 1/4   17 1/8   18 7/8   19 1/8
Dividend
paid     .40      .40      .40      .40      .40      .40      .40      .40


High and low common stock prices shown are as reported by the Wall Street Journal as New York Stock Exchange Composite Transactions. The common stock is also listed on the Pacific Stock Exchange.
   Holders of common stock are entitled to dividends as are declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the Company to quarterly cumulative dividends as declared by the Board of Directors. The Company has paid quarterly dividends on its common stock since August 1954. See Note 6 of "Notes to Financial Statements" for restriction on the Company's ability to pay dividends.
   The Company had 50,896 shareholders of record of common stock at December 31, 1995.

                                        NEVADA POWER COMPANY 1995 ANNUAL REPORT



STATISTICAL SUMMARY 1995-1991



                       1995         1994         1993        1992        1991
-----------------------------------------------------------------------------

SUMMARY OF OPERATIONS
(In thousands, except
per share amounts):
Electric Revenues:
  Residential   $   319,373 $    331,671  $   267,941 $   245,160 $   216,784
  Commercial and
    industrial      383,080      380,223      326,006     305,707     287,407
  Other electric
    sales            38,700       43,732       48,504      42,011      34,459
  Miscellaneous       8,828        8,532        9,321       8,037       7,761
-----------------------------------------------------------------------------
                    749,981      764,158      651,772     600,915     546,411
-----------------------------------------------------------------------------
Net Income (a)       76,971       81,870       73,548      56,780      35,176
Dividend Requirements
 on Preferred Stock   3,966        3,976        3,986       4,262       2,880
Earnings Available for
 Common Stock(a)$    73,005 $     77,894  $    69,562 $    52,518 $    32,296
Weighted Average
 Number of Common
 Shares Outstanding  46,288       42,784       39,482      35,652      30,855
Earnings Per Average
 Common Share(a)$      1.58 $       1.82  $      1.76 $      1.47 $      1.05
Dividends Per
 Common Share   $      1.60 $       1.60  $      1.60 $      1.60 $      1.60

CAPITALIZATION
(In thousands, except
per share amounts):
Long-Term Debt  $   799,999 $    712,571  $   716,589 $   715,451 $   578,540
Cumulative Preferred
 Stock               38,000       38,000       38,000      38,000      38,000
Cumulative Preferred
 Stock with Mandatory
 Sinking Funds        3,863        4,064        4,264       4,464       4,664
Common Shareholders'
 Equity             764,361      731,749      645,924     532,473     460,307
Book Value Per
 Common Share   $     16.25 $      16.12  $     15.56 $     14.34 $     13.96
RETURN ON COMMON
 SHAREHOLDERS'
 EQUITY                9.55%       10.64%       10.77%       9.86%       7.02%

ELECTRIC PLANT INVESTMENT
 (In thousands):
Gross           $ 2,247,923 $  2,079,694  $ 1,901,448 $ 1,739,633 $ 1,562,921
Depreciated       1,701,120    1,584,003    1,450,146   1,328,670   1,187,154
TOTAL ASSETS
 (In thousands) $ 2,047,611 $  1,907,389  $ 1,809,337 $ 1,557,040 $ 1,410,022
CONSTRUCTION EXPENDITURES
 EXCLUDING AFUDC
 (In thousands) $   176,395 $    179,674  $   157,458 $   167,233 $   145,271

OPERATING AND SALES DATA:
Generating Capacity
 and Firm Purchases
 (Megawatts)          3,525        3,462        3,488       2,989       2,719
Peak Load (Megawatts) 3,066        2,920        2,681       2,501       2,373
Electric Sales
 (Megawatthours) 12,109,355   11,942,724   11,155,270  10,541,204   9,834,952
Number of Customers
 (Year-End)         454,166      428,286      403,875     383,036     366,325
Average Annual
 Kilowatthour Sales
 Per Residential
 Customer            12,367       13,605       13,008      13,343      13,213

NUMBER OF EMPLOYEES
 (Year-End)           1,761        1,759        1,741       1,734       1,689

(a) Amount for 1991 includes write-offs for deferred energy and environmental study costs.
     Amount for 1993 includes write-offs for deferred energy costs and preliminary study costs for a canceled coal-fired generating station project.
     Amount for 1994 includes other income from the resolution of a regulatory investigation of replacement power costs resulting from a 1985 generating station accident.