Form 10-K405, Exhibit 13
period 1996-12-31
NEVADA POWER CO
filed 1997-03-18
CIK 71180

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
  |  RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
GENERAL - In 1996, earnings were only slightly higher and earnings per share decreased, as compared to 1995, due primarily to a fourth quarter write-off resulting from the PSCN order in the 1995 deferred energy case. (See Note 8 of "Notes to Financial Statements.") An increase in average shares of common stock outstanding, as compared to 1995, also contributed to the decrease in earnings per share.
  In 1995, earnings decreased, as compared to 1994, due to milder weather and the 1994 recording of the settlement of the replacement power case from the 1985 Mohave Generating Station accident.
  Average shares of common stock outstanding for 1996 increased by 1.7 million shares compared to 1995, as a result of the sale of shares through the Stock Purchase and Dividend Reinvestment Plan (SPP).
  Average shares of common stock outstanding for 1995 increased by 3.5 million shares compared to 1994, as a result of a public offering of 2 million shares in November of 1994 as well as the sale of shares through the SPP.

REVENUES - Revenues during 1996, 1995 and 1994 were $805 million, $750 million and $764 million, respectively.
  The 7.4 percent increase in 1996, as compared to 1995, was a result of warmer weather and continued customer growth.
  The 1.9 percent decrease in 1995, as compared to 1994, was a result of milder weather, energy rate decreases effective October 1 and December 1, 1995, and a general rate decrease effective October 1, 1994.

INCREASE (DECREASE) IN REVENUE FROM PRIOR YEAR
Nature of Increase (Decrease) (In  millions)              1996    1995    1994
------------------------------------------------------------------------------
Kilowatthour sales                                 |    $ 86.2  $ (5.5) $ 73.5
General rate changes                               |         -    (5.2)   (1.4)
Deferred energy adjustments                        |     (27.1)   (3.9)    8.7
Fuel cost base rate changes                        |      (4.5)     .1    33.3
Resource plan cost changes and other               |        .8      .3    (1.7)
---------------------------------------------------|--------------------------
Total increase (decrease)                          |    $ 55.4  $(14.2) $112.4
--------------------------------------------------------======================

FUEL AND PURCHASED POWER - Fuel expense increased $8.7 million in 1996, as compared with 1995, primarily due to higher average natural gas prices.
  In 1996, as compared to 1995, purchased power expense increased 14.5 percent due to increased power purchases offset in part by lower average purchased power prices.
  Fuel expense decreased $2.5 million in 1995, as compared with 1994, primarily due to lower average fuel rates.
  In 1995, as compared to 1994, purchased power expense decreased 10.4 percent due to reduced power purchases.
  Effective October 1 and December 1, 1995, the PSCN granted Nevada Power Company (Company) decreases of $20.1 million and $17.1 million, respectively, in energy rates. Effective February 1, 1994, the PSCN granted the Company an increase of $23.6 million in the energy portion of customer rates.
  In 1996, the Company deferred $14.5 million of decreased energy costs for refund in a later period and refunded $5.7 million of energy cost decreases which had been previously deferred. In 1995, the Company deferred $19.8 million of decreased energy costs for refund in a later period and collected $22.9 million of energy cost increases which had been previously deferred. During 1994, the Company deferred $16.8 million of increased energy costs for collection in a later period and collected $44.7 million of energy cost increases which had previously been deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See
Note 1 of "Notes to Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.
  The following tables summarize kilowatthour data.
                                             1996        1995        1994
-------------------------------------------------------------------------
SOURCE OF KILOWATTHOURS SOLD              |
Company generation                        |    50%         56%         51%
Hoover Dam hydroelectric                  |     4           4           4
Purchased power                           |    46          40          45
------------------------------------------|------------------------------
                                          |   100%        100%        100%
-------------------------------------------==============================
COMPANY GENERATED KILOWATTHOURS BY FUEL   |
SOURCE                                    |
Coal                                      |    76%         77%         85%
Natural Gas                               |    24          23          15
------------------------------------------|------------------------------
                                          |   100%        100%        100%
-------------------------------------------==============================
FUEL COSTS PER KILOWATTHOUR               |
Coal                                      |  1.39 cents  1.44 cents  1.55 cents
Natural Gas                               |  1.95        1.51        2.01
-------------------------------------------------------------------------

OTHER OPERATING EXPENSES AND TAXES - Other operations expense increased $3.8 million in 1996 due primarily to increased administrative and general expenses and transmission expenses resulting from increased labor costs.

   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
  The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the Company's generating stations. In 1996, these expenses increased by $10.9 million due primarily to increased maintenance expense at the Reid Gardner and Navajo Generating Stations. During 1995 these expenses decreased by $5.2 million due primarily to lower maintenance costs at the Mohave, Navajo and Reid Gardner 4 Generating Stations.
  Depreciation expense increased $6.5 million in 1996 and $4.9 million in 1995 because of a growing electric plant asset base.

OTHER INCOME AND EXPENSES - Other miscellaneous, net decreased by $11.1 million in 1996 due primarily to the $2.3 million, net of tax, gain recorded in the first quarter of 1995 for the sale of mining property by the Company's unregulated subsidiary, the $5.5 million, net of tax, write-off recorded in the fourth quarter of 1996 resulting from the PSCN order in the 1995 deferred energy case (see Note 8 of "Notes to Financial Statements") and $2.1 million, net of tax, in decreased carrying charges on deferred energy costs.
  Other miscellaneous, net includes income of $4.2 million net of tax in 1994 for the resolution of the Mohave accident replacement power case.

INTEREST DEDUCTIONS - Interest on long-term debt in 1995 increased $3.1 million as compared to 1994 due primarily to interest expense for the 7.06% Series AA first mortgage bonds (FMBs) issued in May 1995 and higher interest rates on the Company's floating rate industrial development revenue bonds (IDBs).

  |   LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------
CASH FLOWS - Overall net cash flows decreased during 1996, as compared to 1995, as a result of less cash being provided by operating activities and more cash being used in investing activities. Energy rate decreases effective October 1 and December 1, 1995 were the main cause of the reduction in cash provided by operating activities. The increase in net cash used in investing activities in 1996 over 1995 resulted primarily from the 1995 transfer of cash from the sale of mining property by the Company's unregulated subsidiary. The change in cash flows from 1995 to 1996 related to long-term debt and the associated funds held in trust resulted mainly from the 1995 issuance of the $85 million Series AA FMBs and $239.05 million in floating rate revenue bonds. The net proceeds from the floating rate revenue bonds were placed on deposit with a trustee and $162.3 million of those proceeds were then withdrawn from trust in 1995 for the redemption of various series of revenue bonds. A portion of the proceeds from the Series AA FMBs were used to redeem the $50 million Series U FMBs in 1995.

RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS - Pursuant to Nevada law, every three years the Company files with the PSCN a forecast of electricity demands for the next 20 years and the Company's plans to meet those demands. The Company is required to file its next resource plan by July 1, 1997. Among the major items in the Company's 1994 Resource Plan, as refiled and amended, which were approved by the PSCN in 1994 and 1995 are the following:
  (1) the Company will continue to pursue a strategy of relying upon short-term power purchases to meet the forecasted increases in load;
  (2) the Company will maintain sufficient flexibility to implement an efficient cost-effective resource acquisition process where appropriate, noting that the competitive solicitation process remains the preferred method for comparing resource options;
  (3) the Company will proceed with the installation of the initial 230 kV circuit and associated substation and communication facilities on the previously approved Arden-Northwest 230 kV Transmission Line;
  (4) the Company will proceed with the rerouting of a portion of the #2 Arden-McCullough 230 kV Transmission Line;
  (5) the Company will proceed with limited resource planning approval to seek the necessary UEPA and other permitting approvals, and to acquire necessary sites and rights-of-way for two 230 kV switching stations;
  (6) the Company will proceed with a Renewable Energy Program for the Company to utilize all appropriate incentives, resources and expertise to foster the development of economically competitive renewable energy systems with the intent to provide Southern Nevada customers with 20 megawatts of solar-generated electricity by the year 2002.
  Budgeted construction expenditures for 1997 and 1998 are $242 million and $275 million, respectively, excluding allowance for funds used during construction.
  For the next five years customer growth is estimated to average 5.7 percent per year while demand for electricity is estimated to increase by an average of
6.6 percent per year.
  In order to assemble the resource plan and budget construction expenditures and also estimate customer growth and demand for electricity, the Company is required to make assumptions. The assumptions include but are not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors. If actual events differ from any of these assumptions, the resource plan and predictions of future expenditures, growth and demand may change.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

FINANCIAL STRATEGIES - The Company's customer growth averaged over 6.4 percent annually during the three years ended December 31, 1996. To meet the growth forecasted for the Company's service territory for the late 1990s, the Company will continue to rely upon the financial markets to provide a substantial portion of the funds to build necessary Company-owned facilities.
  During this period of continued rapid growth, the Company is committed to maintaining shareholder value by utilizing a balanced financing approach using low cost financing whenever possible, reducing costs and seeking legislative and regulatory support as needed.

CAPITALIZATION - To meet capital expenditure requirements through 1998, the Company will utilize internally generated cash, the proceeds from IDBs, FMBs, unsecured borrowings, preferred securities and common stock issues through public offerings and the SPP.

NEW FINANCING CAPACITY - Under the tests required by the Company's FMBs and the terms of its preferred stock issues, as of December 31, 1996, the Company could issue up to $481 million of additional FMBs at an assumed interest rate of 8.0 percent and up to $374 million of additional preferred stock at an assumed dividend of 8.0 percent.
  In September 1996, the Company received PSCN approval to issue up to 7 million additional shares of common stock through public offerings or the SPP, up to $80 million of new taxable debt, up to $45 million of preferred securities for the purpose of refinancing existing preferred securities and up to $80 million of preferred securities as an alternative to an equal amount of new taxable debt with such authorization to expire on December 31, 1997. Approval to issue preferred securities was given with the condition that future tax risks associated with the securities be borne by shareholders.
  In January 1997, the Company received approval from the PSCN to issue up to $38.5 million of IDBs.

EARNINGS TO INTEREST AND PREFERRED DIVIDENDS COVERAGE - For the year 1996, the ratio of earnings to interest charges was 2.92 times compared to 2.84 times in 1995. The ratio of earnings to interest charges plus preferred dividends was
2.66 times in 1996 compared to 2.60 times in 1995.

COMMON EQUITY - The Company has the option to issue new common shares or purchase shares on the open market to satisfy the needs of the SPP. During 1996, the Company issued $34.5 million of common stock under the SPP. (See Note 5 of "Notes to Financial Statements.") At year end, common equity represented 47.5 percent of total capitalization.

CUMULATIVE QUARTERLY INCOME PREFERRED SECURITIES - In February 1997, the Company registered with the Securities and Exchange Commission $125 million of Cumulative Quarterly Income Preferred Securities (QUIPS.) The proceeds of the QUIPS would be used for general utility purposes which may include purchase or redemption of one or more series of the Company's preferred stock, capital expenditures, reduction of short-term borrowings and working capital. The securities may be issued from time to time as one or more series of QUIPS.

SHORT-TERM DEBT - The Company has PSCN approval for authority to issue short-term unsecured promissory notes not to exceed $150 million with such authorization to expire on December 31, 1999 and has a committed bank line for $125 million which expires on November 21, 1997. The short-term financing is expected to be utilized to fund some of the Company's construction expenditures until long-term financing is secured. At December 31, 1996, the Company had no balance outstanding on this line.

LONG-TERM DEBT - On October 18, 1996, Coconino County, Arizona issued $20 million Series 1996 pollution control revenue bonds (PCRBs) (Nevada Power Company Project) due 2036. Net proceeds from the sale of the PCRBs were used to finance the construction of the Navajo Generating Station scrubber facilities which qualify for tax-exempt financing.
  On October 12, 1995, Clark County, Nevada issued $76.75 million Series 1995A IDBs (Nevada Power Company Project) due 2030. Net proceeds from the sale of the Series 1995A IDBs were placed on deposit with a trustee and are being used to finance the construction of certain facilities which qualify for tax-exempt financing. At December 31, 1996, $52.7 million remained on deposit with the trustee.
  A discussion of long-term debt maturities, including sinking fund requirements, is contained in Note 6 of "Notes to Financial Statements."

REGULATION - The PSCN allows recovery of costs on an historical basis in setting rates charged to customers for electrical service.
  Environmental expenditures made by the Company are currently being recovered through customer rates. Management believes environmental expenditures will increase over time and the increased costs will also be recovered as necessary utility expenses. A discussion of pending environmental matters is contained in
Note 8 of "Notes to Financial Statements."

   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

CONCLUDED RATE MATTERS - On July 15, 1996, the Company filed a request with the PSCN for authorization to decrease energy rates by approximately $41 million under the state's deferred energy accounting procedures. Prior to hearing, the parties agreed to increase the proposed rate decrease to approximately $45 million. On December 12, 1996 an agreement was reached with parties as to the rate design allocation. Pursuant to the agreement the public entities received a rate reduction of $11 million and other large customers and medium-size commercial customers received $27 million. Residential and small commercial customers received a reduction of $7 million. On January 23, 1997, the PSCN approved the stipulation which took effect on February 1, 1997.
  On January 23, 1997, the PSCN also rendered its decision in the last phase of the 1995 deferred energy case and ordered a disallowance of $5.5 million, net of tax, which was recorded in the fourth quarter of 1996 regarding various coal contracting matters. The PSCN Staff and Consumer Advocate Office initially filed testimony seeking disallowance from recovery and credit to the Company's customers in excess of $25 million. Starting in February 1997, purchased power capacity costs and resource planning expenses were included in general rates. In the past, recovery of these costs was administered under the state's deferred accounting procedures. (See Note 8 of "Notes to Financial Statements.")
  The table below summarizes the rate adjustments that have been granted to the Company during the past three years.

SUMMARY OF RATE ADJUSTMENTS 1994 THROUGH 1996
Effective Date       Nature of Increase (Decrease)        Amount (In millions)
-----------------------------------------------------------------------------
February 1, 1994       Energy rate increase                            $ 23.6
October 1, 1994        General rate decrease                             (6.3)
October 1, 1995        Energy rate decrease                             (20.1)
December 1, 1995       Energy and resource plan net rate decrease       (17.6)
-----------------------------------------------------------------------------

INDUSTRY RESTRUCTURING - The electric utility industry is in the midst of change. With the Federal Energy Regulatory Commission's (FERC) recent rulings and several states considering and passing legislation to increase competition by allowing customers a choice in their electric supplier ("retail wheeling"), Company management believes the electric utility industry of the future will be very different from that of the past.
  In April 1996, the FERC issued a ruling that opens wholesale power sales to competition by requiring public utilities owning, controlling or operating transmission lines to file non-discriminatory open access tariffs. In another ruling, the FERC requires public utilities to implement standards of conduct and an Open Access Same-time Information System (OASIS) so that utilities obtain information about their own transmission through the OASIS the same way their competitors do. The Company has made organizational changes which were necessary to ensure compliance with the recent rulings.
  The FERC also found that if costs are stranded by retail wheeling, the states should make decisions regarding recovery with the FERC only becoming involved if state regulators lack authority under state law.
  In September 1995 the PSCN opened a docket to examine electric industry restructuring issues. The docket was intended to supplement the subcommittee established by the Nevada Legislature during the 1995 legislative session to study the effects of competition in the generation, sale and transmission of electric energy. In January 1997, the legislative subcommittee approved a bill draft request recommending the legislature thoroughly study the industry restructuring issues in the 1997 legislative session to determine the direction that the state of Nevada should take with respect to retail wheeling. The subcommittee's proposed bill would establish a legislative oversight committee to ensure that the regulatory agency implementing retail wheeling complies with the legislative intent. The PSCN issued a report in June of 1996 and concluded if the legislature chooses to authorize retail wheeling, it can be done in a manner which benefits Nevada. Implementation would be complicated but achievable. In February 1997, the PSCN requested legislation that would give the PSCN the authority to prepare regulations that would allow retail wheeling in Nevada.
  The retail wheeling debate and discussion will continue in the 1997 session of the Nevada Legislature and the PSCN's investigatory docket. The United States Congress will also consider proposals to restructure the electric utility industry in order to introduce retail wheeling. The Company will continue to actively participate in these debates and discussions.

STATEMENTS OF INCOME
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
For the Years Ended December 31,
(In thousands, except per share amounts)            1996        1995       1994
-------------------------------------------------------------------------------
ELECTRIC REVENUES (Note 1)                    | $805,374    $749,981   $764,158
----------------------------------------------|--------------------------------
OPERATING EXPENSES AND TAXES:                 |
   Fuel                                       |  112,321     103,582    106,040
   Purchased and interchanged power           |  264,143     230,694    257,517
   Deferred energy cost adjustments, net      |
    (Note 1)                                  |    8,817      42,658     27,849
----------------------------------------------|--------------------------------
       Net energy costs                       |  385,281     376,934    391,406
   Other production operations                |   17,834      17,813     17,128
   Other operations                           |   99,266      95,458     96,251
   Maintenance and repairs                    |   44,464      33,598     38,765
   Provision for depreciation (Note 1)        |   61,771      55,302     50,357
   General taxes                              |   19,558      18,946     17,051
   Federal income taxes (Notes 1 and 2)       |   44,970      34,372     39,403
----------------------------------------------|--------------------------------
                                              |  673,144     632,423    650,361
----------------------------------------------|--------------------------------
OPERATING INCOME                              |  132,230     117,558    113,797
----------------------------------------------|--------------------------------
OTHER INCOME (EXPENSES):                      |
   Allowance for other funds used             |
    during construction (Note 1)              |    6,240       5,353      6,771
   Other miscellaneous, net (Note 8)          |  (10,116)        996      4,317
----------------------------------------------|--------------------------------
                                              |   (3,876)      6,349     11,088
----------------------------------------------|--------------------------------
INCOME BEFORE INTEREST DEDUCTIONS             |  128,354     123,907    124,885
----------------------------------------------|--------------------------------
INTEREST DEDUCTIONS:                          |
   Interest on long-term debt                 |   47,792      47,745     44,625
   Other interest                             |    2,584       1,566      2,572
   Allowance for borrowed funds               |
    used during construction (Note 1)         |     (890)     (2,375)    (4,182)
----------------------------------------------|--------------------------------
                                              |   49,486      46,936     43,015
----------------------------------------------|--------------------------------
NET INCOME                                    |   78,868      76,971     81,870
----------------------------------------------|--------------------------------
DIVIDEND REQUIREMENTS ON PREFERRED STOCK      |    3,956       3,966      3,976
----------------------------------------------|--------------------------------
EARNINGS AVAILABLE FOR COMMON STOCK           | $ 74,912    $ 73,005   $ 77,894
----------------------------------------------|================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING    |   47,976      46,288     42,784
----------------------------------------------|================================
EARNINGS PER AVERAGE COMMON SHARE             | $   1.56    $   1.58   $   1.82
-----------------------------------------------================================
See Notes to Financial Statements.

STATEMENTS OF CASH FLOWS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
For the Years Ended December 31,
(In thousands)                                      1996        1995       1994
-------------------------------------------------------------------------------
                                               |
CASH FLOWS FROM OPERATING ACTIVITIES:          |
Net income                                     |$ 78,868    $ 76,971   $ 81,870
Adjustments to reconcile net income to net     |
 cash provided by operating activities -       |
    Depreciation and amortization              |  69,876      66,950     65,064
    Deferred income taxes and investment       |
     tax credits                               |   5,679     (15,975)     5,474
    Allowance for other funds used             |
     during construction                       |  (6,240)     (5,353)    (6,771)
    Changes in -                               |
        Receivables                            |  (1,754)      5,099    (21,516)
        Fuel stock and materials and supplies  |   2,105      (2,053)     2,689
        Accounts payable and other current     |
         liabilities                           |  (6,257)     (1,526)     1,485
        Deferred energy costs                  |  12,093      42,624     23,980
        Accrued taxes and interest             | (13,105)     16,784      3,801
    Other assets and liabilities               |  13,725       2,398    (11,806)
-----------------------------------------------|-------------------------------
        Net cash provided by operating         |
         activities                            | 154,990     185,919    144,270
-----------------------------------------------|-------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:          |
Construction expenditures and gross additions  |(180,871)   (178,770)  (183,856)
Investment in subsidiaries and other           |      70      17,942       (493)
-----------------------------------------------|-------------------------------
        Net cash used in investing activities  |(180,801)   (160,828)  (184,349)
-----------------------------------------------|-------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:          |
Issuance of capital stock                      |  37,395      33,339     75,818
Issuance of long-term debt                     |  20,000     324,050          -
Deposit of funds held in trust                 | (22,814)   (240,690)    (1,016)
Withdrawal of funds held in trust              |  47,581     170,381     52,910
Coal contract buy-out                          |       -           -    (15,440)
Retirement of long-term debt                   |  (5,418)   (219,351)    (7,241)
Retirement of preferred stock                  |    (200)       (200)      (200)
Cash dividends                                 | (80,370)    (77,699)   (71,688)
Other financing activities                     |   6,674      10,463      6,914
-----------------------------------------------|-------------------------------
        Net cash provided by financing         |
         activities                            |   2,848         293     40,057
-----------------------------------------------|-------------------------------
CASH AND TEMPORARY CASH INVESTMENTS (Note 1):  |
Net increase (decrease) during the year        | (22,963)     25,384        (22)
Beginning of year                              |  25,507         123        145
-----------------------------------------------|-------------------------------
End of year                                    |$  2,544    $ 25,507   $    123
-----------------------------------------------|===============================
CASH PAID DURING THE YEAR FOR:                 |
Interest, net of amounts capitalized           |$ 59,052    $ 56,644   $ 52,074
-----------------------------------------------|===============================
Income taxes                                   |$ 51,282    $ 32,885   $ 32,500
------------------------------------------------===============================
See Notes to Financial Statements.

BALANCE SHEETS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
December 31, (In thousands)                             1996               1995
-------------------------------------------------------------------------------
ASSETS                                           |
Electrical Plant, at Original Cost               |
 (Notes 1, 6, 8 and 10):                         |
     Production                                  |$  854,386         $  845,142
     Transmission                                |   321,041            300,690
     Distribution                                |   873,998            763,103
     General                                     |   145,522            127,840
-------------------------------------------------|-----------------------------
                                                 | 2,194,947          2,036,775
     Less accumulated depreciation               |   592,571            546,803
-------------------------------------------------|-----------------------------
       Net plant in service                      | 1,602,376          1,489,972
     Construction work in progress               |   140,420            129,255
     Property under capital leases               |    73,803             79,562
     Plant held for future use                   |     2,331              2,331
-------------------------------------------------|-----------------------------
                                                 | 1,818,930          1,701,120
-------------------------------------------------|-----------------------------
Investments (Note 1)                             |    10,734              9,989
-------------------------------------------------|-----------------------------
Current Assets:                                  |
     Cash and temporary cash investments (Note 1)|     2,544             25,507
     Customer receivables -                      |
          Billed                                 |    45,885             44,296
          Unbilled (Note 1)                      |    23,689             22,110
          Reserve for doubtful accounts          |    (2,892)            (1,327)
     Other receivables                           |     6,472              6,321
     Fuel stock, at average cost                 |     9,104             10,281
     Materials and supplies, at average cost     |    27,501             28,429
     Deferred taxes on deferred                  |
      energy liability (Note 2)                  |    10,139              6,595
     Prepayments                                 |     8,203              8,144
-------------------------------------------------|-----------------------------
                                                 |   130,645            150,356
-------------------------------------------------|-----------------------------
Deferred Charges:                                |
     Debt expense, being amortized               |    27,050             28,373
     Other (Note 9)                              |   175,465            183,212
-------------------------------------------------|-----------------------------
                                                 |   202,515            211,585
-------------------------------------------------|-----------------------------
                                                 |$2,162,824         $2,073,050
--------------------------------------------------=============================
See Notes to Financial Statements.

   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
December 31, (In thousands)                             1996               1995
-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES                   |
Capitalization (See Schedules of Capitalization  |
 and Long-Term Debt):                            |
     Common shareholders' equity                 |$  800,154         $  764,361
     Redeemable cumulative preferred stock       |    38,000             38,000
     Cumulative preferred stock with             |
      mandatory sinking funds                    |     3,663              3,863
     Long-term debt                              |   840,964            799,999
-------------------------------------------------|-----------------------------
                                                 | 1,682,781          1,606,223
-------------------------------------------------|-----------------------------
Current Liabilities:                             |
     Current maturities and sinking fund         |
      requirements (See Schedules of             |
      Capitalization and Long-Term Debt)         |     5,714              5,809
     Accounts payable                            |    58,289             64,518
     Accrued taxes                               |     6,372             19,457
     Accrued interest                            |     6,039              6,059
     Customers' service deposits                 |    14,540             12,964
     Deferred energy liability (Notes 1 and 8)   |    28,725             18,844
     Other                                       |    21,611             21,641
-------------------------------------------------|-----------------------------
                                                 |   141,290            149,292
-------------------------------------------------|-----------------------------
Commitments and Contingencies (Note 8)           |
                                                 |
Deferred Credits and Other Liabilities:          |
     Deferred investment tax credits             |
      (Notes 1 and 2)                            |    31,004             32,464
     Deferred taxes on income (Notes 1 and 2)    |   234,209            215,315
     Customers' advances for construction        |    51,123             44,903
     Other (Note 9)                              |    22,417             24,853
-------------------------------------------------|-----------------------------
                                                 |   338,753            317,535
-------------------------------------------------|-----------------------------
                                                 |$2,162,824         $2,073,050
--------------------------------------------------=============================
See Notes to Financial Statements.

SCHEDULES OF CAPITALIZATION
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
December 31, (Dollars in thousands)              1996               1995
-------------------------------------------------------------------------------
COMMON SHAREHOLDERS' EQUITY (Note 5):     |
Common stock, $1 par value, authorized    |
     70,000,000 shares; issued and        |
     outstanding 48,785,846 and 47,038,193|
     shares at December 31, 1996 and 1995;|
     stated at                            |$   51,990         $   50,243
Premium on capital stock                  |   635,420            600,238
Unamortized capital stock expense         |    (4,616)            (4,980)
Retained earnings                         |   117,360            118,860
------------------------------------------|------------------------------------
     Total common shareholders' equity    |   800,154   47.5%    764,361  47.6%
------------------------------------------|------------------------------------
REDEEMABLE CUMULATIVE PREFERRED STOCK     |
     (Notes 5 and 7):                     |
$20 par value, authorized 4,500,000 shares|
     for all series; outstanding at       |
     December 31, 1996 and 1995:          |
     9.90% Series, 1,900,000 shares       |    38,000             38,000
------------------------------------------|------------------------------------
     Total                                |    38,000    2.3      38,000   2.4
------------------------------------------|------------------------------------
CUMULATIVE PREFERRED STOCK WITH MANDATORY |
     SINKING FUNDS (Note 5):              |
Outstanding at December 31, 1996 and 1995:|
     5.40% Series, 40,669 and 42,669      |
      shares                              |       813                853
     5.20% Series, 38,507 and 40,507      |
      shares                              |       770                810
     4.70% Series, 114,006 and 120,000    |
      shares                              |     2,280              2,400
------------------------------------------|------------------------------------
                                          |     3,863              4,063
Current sinking fund requirement          |      (200)              (200)
------------------------------------------|------------------------------------
     Total                                |     3,663     .2       3,863    .2
------------------------------------------|------------------------------------
LONG-TERM DEBT                            |
(See Schedules of Long-Term Debt)         |   840,964   50.0     799,999  49.8
------------------------------------------|------------------------------------
     Total capitalization                 |$1,682,781  100.0% $1,606,223 100.0%
-------------------------------------------====================================
See Notes to Financial Statements.

SCHEDULES OF LONG-TERM DEBT
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
December 31, (In thousands)                                   1996         1995
-------------------------------------------------------------------------------
LONG-TERM DEBT (Notes 6, 7 and 8):                       |
First mortgage bonds:                                    |
     7 1/8% Series I due 1998                            |$ 15,000     $ 15,000
     7 5/8% Series L due 2002                            |  15,000       15,000
     7.80% Series T due 2009                             |  15,000       15,000
     6.70% Series V due 2022                             | 105,000      105,000
     6.60% Series W due 2019                             |  39,500       39,500
     7.20% Series X due 2022                             |  78,000       78,000
     6.93% Series Y due 1999                             |  45,000       45,000
     8.50% Series Z due 2023                             |  45,000       45,000
     7.06% Series AA due 2000                            |  85,000       85,000
---------------------------------------------------------|---------------------
                                                         | 442,500      442,500
                                                         |
Industrial development revenue bonds:                    |
     7.80% due 2020                                      | 100,000      100,000
     Floating rate -                                     |
          Series 1995A due 2030                          |  76,750       76,750
          Series 1995B due 2030                          |  85,000       85,000
          Series 1995C due 2030                          |  44,000       44,000
Pollution control revenue bonds:                         |
     6 3/8% due 2036                                     |  20,000            -
     Floating rate -                                     |
          Series 1995D due 2011                          |  14,000       14,000
          Series 1995D due 2023                          |   6,300        6,300
          Series 1995E due 2022                          |  13,000       13,000
Less funds held in trust                                 | (52,700)     (77,467)
Obligations under capital leases                         |  97,629      101,533
---------------------------------------------------------|---------------------
                                                         | 846,479      805,616
                                                         |
Debt premium and discount, being amortized               |      (1)          (8)
Current maturities and sinking fund requirements         |  (5,514)      (5,609)
---------------------------------------------------------|---------------------
     Total long-term debt                                |$840,964     $799,999
----------------------------------------------------------======================
See Notes to Financial Statements.

STATEMENTS OF RETAINED EARNINGS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
For the Years Ended December 31, (In thousands)     1996       1995        1994
-------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                   |$118,860   $119,600    $109,359
Add - Net Income                               |  78,868     76,971      81,870
-----------------------------------------------|-------------------------------
                                               | 197,728    196,571     191,229
-----------------------------------------------|-------------------------------
Deduct:                                        |
     Dividends paid in cash:                   |
          Cumulative preferred stock -         |
               5.40%, 5.20% and 4.70% Series   |     194        204         214
               9.90% Series (Note 5)           |   3,762      3,762       3,762
          Common stock                         |  76,412     73,745      67,653
-----------------------------------------------|-------------------------------
                                               |  80,368     77,711      71,629
-----------------------------------------------|-------------------------------
BALANCE AT END OF YEAR                         |$117,360   $118,860    $119,600
------------------------------------------------===============================
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------
For ratemaking and other purposes, the Company is subject to the jurisdiction of the PSCN and the FERC. The accounting records of the Company are maintained in accordance with the uniform system of accounts prescribed by the FERC and adopted by the PSCN.
  The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, which require the Company to record certain regulatory assets and liabilities.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ELECTRIC REVENUES- The Company bills its customers monthly on a cycle basis and recognizes the estimated amount of revenue applicable to kilowatthours of energy sold but not yet billed at the end of an accounting period.

DEFERRED ENERGY COST ADJUSTMENTS - As permitted by state statute, the Company defers differences between the current cost of fuel plus net purchased power and base energy costs as defined. Any over or under recoveries are deferred in the balance sheet as a current asset or current liability. Under regulations adopted by the PSCN, deferred energy rates are revised at least every 12 months to clear the accumulated deferred balance over a future period. Effective February 1, 1997, capacity costs associated with purchased power were included in general rates rather than the deferred energy cost accounting mechanism.

ELECTRIC PLANT - The costs of betterments and additions to electric plant and replacements of retirement units of property are capitalized. Such costs include labor, payroll taxes, material, transportation, an allowance for funds used during construction and, where applicable, property taxes. Maintenance is charged with the cost of repairs and minor replacements. Accumulated depreciation is charged for the cost of plant retired, less net salvage.
  Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during 1996, 1995 and 1994 were equivalent to an annual rate of approximately 2.9 percent of the average gross investment in depreciable plant.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION - The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.
  The FERC has prescribed a specific computational method for determining the AFUDC rate. The PSCN has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PSCN. The overall rate of return authorized by the PSCN was 10.02 percent for the period January 1994 through June 1994 and 9.66 percent beginning July 1994. The Company's actual AFUDC rate averaged 9.66 percent for 1996 and 1995 and 9.73 percent for 1994.

FEDERAL INCOME TAXES - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's December 31, 1996 balance sheet contains a net regulatory asset of $84 million related to federal income taxes. (See Note 9 of "Notes to Financial Statements.")
  In November 1991, the PSCN issued an order which allows the Company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $34 million of income taxes will be allowed in future rates.
  Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.

CASH FLOW INFORMATION - Cash equivalents, which generally are convertible to cash at par on short notice and mature three months or less from the date of acquisition, are reported as temporary cash investments.
  The Company had no material noncash investing or financing transactions during 1996, 1995 or 1994.

OTHER ACCOUNTING POLICIES - The Company uses the equity method of accounting to report immaterial investments in subsidiaries.
  Certain amounts in prior periods have been reclassified to conform to the financial statement presentation for December 31, 1996.

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

2 | FEDERAL INCOME AND OTHER TAXES
-------------------------------------------------------------------------------
The total federal income tax expense as set forth in the accompanying Statements of Income results in an effective federal income tax rate different from the statutory federal income tax rate for the following reasons:
For the Years Ended December 31,
(Dollars in thousands)                1996           1995            1994
-------------------------------------------------------------------------------
Federal income tax at statutory   |
 rate                             |$42,613  35.0% $40,167  35.0%  $44,305  35.0%
Adjustments:                      |
     Investment tax credit        |
      amortization                | (1,460) (1.2)  (1,460) (1.3)   (1,460) (1.2)
     Other items                  |  1,731   1.4     (916)  (.8)    1,871   1.5
----------------------------------|--------------------------------------------
Total recorded federal income tax |$42,884  35.2% $37,791  32.9%  $44,716  35.3%
----------------------------------|============================================
Federal income taxes included in: |
     Operating expenses           |$44,970        $34,372         $39,403
     Other miscellaneous, net     | (2,086)         3,419           5,313
----------------------------------|--------------------------------------------
                                  |$42,884        $37,791         $44,716
-----------------------------------============================================

The current and deferred components of federal income taxes included in operating expenses are as follows:
For the Years Ended December 31, (In thousands)    1996        1995        1994
-------------------------------------------------------------------------------
Current federal income taxes                   |$39,312    $ 50,367    $ 35,516
-----------------------------------------------|-------------------------------
Deferred federal income taxes:                 |
     Depreciation differences                  | 16,427       8,323      13,134
     Deferred energy costs                     | (3,544)    (15,595)    (11,574)
     Contributions in aid of                   |
          construction                         | (7,720)     (4,510)     (3,028)
     Coal contract buyout                      |  1,752      (1,039)     (1,039)
     Other - net                               |    203      (1,714)      7,854
-----------------------------------------------|-------------------------------
                                               |  7,118     (14,535)      5,347
-----------------------------------------------|-------------------------------
Investment tax credit amortization             | (1,460)     (1,460)     (1,460)
-----------------------------------------------|-------------------------------
     Total                                     |$44,970    $ 34,372    $ 39,403
------------------------------------------------===============================

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
December 31, (In thousands)                              1996              1995
-------------------------------------------------------------------------------
DEFERRED FEDERAL INCOME TAX                       |
LIABILITIES:                                      |
Temporary basis differences - plant               | $(101,596)        $(101,256)
Investment tax credits                            |   (31,004)          (32,464)
Excess of tax depreciation over book              |
     depreciation                                 |  (121,822)         (105,487)
Coal contract buyout                              |    (1,925)             (173)
Accrued taxes                                     |    (3,326)           (2,654)
Demand-side program costs                         |    (2,353)           (3,440)
Debt reacquisition costs                          |    (2,663)           (2,906)
Other                                             |      (524)              776
--------------------------------------------------|----------------------------
     Total                                        |  (265,213)         (247,604)
--------------------------------------------------|----------------------------
DEFERRED FEDERAL INCOME TAX                       |
ASSETS:                                           |
Unamortized investment tax credits                |    16,694            17,481
Refundable customer advances                      |    17,295            15,160
Deferred energy                                   |    10,139             6,595
Nonrefundable contributions in aid of             |
     construction                                 |    10,339             4,852
Capitalized expenses                              |      (231)              418
Supplemental executive retirement plan            |     1,601             2,272
Other                                             |     2,281             1,017
--------------------------------------------------|----------------------------
     Total                                        |    58,118            47,795
--------------------------------------------------|----------------------------
Net deferred tax liability                        | $(207,095)        $(199,809)
----------------------------------------------------===========================

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

3 | EMPLOYEE BENEFITS
-------------------------------------------------------------------------------
DEFINED CONTRIBUTION RETIREMENT PLAN - The Company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and who have completed one month of service may become "participants" in the 401(k) Plan. The Company matches 50 percent of a participant's contributions to the 401(k) Plan not to exceed 3 percent of the participant's annual compensation. All Company contributions are invested in common stock of the Company. The amounts expensed for Company matching contributions to the 401(k) Plan were $1,821,000 for 1996, $1,533,000 for 1995 and $1,276,000 for 1994.

DEFINED BENEFIT RETIREMENT PLAN - The Company has a non-contributory defined benefit retirement plan (PLAN) designed to meet the provisions of the Employee Retirement Income Security Act of 1974. All employees age 21 and over with one year of service and at least 1,000 hours worked are covered by the PLAN. Benefits under the PLAN are dependent upon each participant's salary for the highest consecutive 60 months of service and length of service.
  The Company also has a Supplemental Executive Retirement Plan (SERP) in addition to the regular PLAN. Participation is limited to such officers as the Board of Directors may select. Presently, 26 active or retired designated officers and employees participate in the SERP. The SERP will be funded as benefits are disbursed.
  The table below sets forth the funded status and amounts recognized in the Company's financial statements at December 31, 1996, 1995 and 1994 for both the PLAN and SERP.
  The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 8 percent and 4.5 percent in 1996, 7.25 percent and
4.5 percent in 1995, and 8.75 percent and 4.5 percent in 1994, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1996, 1995 and 1994. PLAN assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

RECONCILIATION OF FUNDED STATUS
                                      PLAN                       SERP
                      ---------------------------------------------------------
For the Years Ended   |                              |
 December 31,         |     1996      1995      1994 |   1996     1995     1994
(In thousands)        |                              |
----------------------|------------------------------|-------------------------
Actuarial present     |                              |
 value of:            |                              |
  Vested benefit      |                              |
   obligation         | $ 69,822  $ 72,412  $ 54,713 |$ 5,123  $ 5,038  $ 3,202
  Nonvested benefit   |                              |
   obligation         |    4,228     4,702     5,235 |    319      838    2,106
----------------------|------------------------------|-------------------------
  Accumulated benefit |                              |
   obligation         | $ 74,050  $ 77,114  $ 59,948 |$ 5,442  $ 5,876  $ 5,308
----------------------|==============================|=========================
Projected benefit     |                              |
 obligation           | $ 96,592  $103,973  $ 77,601 |$ 6,662  $ 7,063  $ 6,253
Plan assets at fair   |                              |
 value                |   81,564    74,628    57,966 |      -        -        -
----------------------|------------------------------|-------------------------
Plan assets less than |                              |
 projected benefit    |                              |
 obligation           |  (15,028)  (29,345)  (19,635)| (6,662)  (7,063)  (6,253)
Unrecognized prior    |                              |
 service costs        |    6,386     7,147     7,792 |    495      594      692
Unrecognized net loss |    2,712    16,000     3,763 |  1,692    2,492    1,895
4th quarter contri-   |                              |
 butions/benefits     |      800         -         - |    110        -        -
----------------------|------------------------------|-------------------------
     Pension liability| $ (5,130) $ (6,198) $ (8,080)|$(4,365) $(3,977) $(3,666)
----------------------|==============================|=========================
Net pension expense   |                              |
 comprised the        |                              |
 following:           |                              |
  Service cost        | $  4,843  $  3,351  $  3,928 |$   102  $    96  $   175
  Interest cost on    |                              |
   projected benefit  |                              |
   obligation         |    7,642     6,947     6,576 |    517      502      498
  Return on plan      |                              |
   assets             |   (3,897)  (14,049)      183 |      -        -        -
  Net amortization and|                              |
   deferral           |   (2,060)    9,125    (4,433)|    235      160      409
----------------------|------------------------------|-------------------------
  Net periodic pension|                              |
   cost               | $  6,528  $  5,374  $  6,254 |$   854  $   758  $ 1,082
----------------------|==============================|=========================

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS - The Company accounts for postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions. In July 1994, the PSCN authorized the Company to recognize benefit costs using the accrual method. The Company has elected to amortize its transition obligation at January 1, 1993 over a period of 20 years.
  The Company provides postretirement medical, dental and vision benefits to employees who have retired or will retire and are eligible for an immediate pension benefit. The postretirement health care plan is contributory, and retirees' contributions can be adjusted annually for increases in the cost of providing the benefits. The postretirement health care plan is being funded in amounts not to exceed the lesser of amounts collected from customers through rates or amounts allowable under the Internal Revenue Code as amended from time to time.
  Net periodic postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994 included the following components:
(In thousands)                        1996        1995        1994
------------------------------------------------------------------
Service cost                       |$  406      $  293      $  617
Interest cost on projected benefit |
     obligation                    | 1,223       1,881       1,837
Return on assets                   |  (543)       (303)          -
Amortization of transition         |
     obligation                    |   713       1,198       1,139
-----------------------------------|------------------------------
     Net periodic postretirement   |
          benefit cost             |$1,799      $3,069      $3,593
------------------------------------==============================
A reconciliation of the funded status of the plan to the amounts recognized in the Balance Sheets as of December 31, 1996 and 1995 is as follows:
(In thousands)                                    1996        1995
------------------------------------------------------------------
Retirees                                    | $(11,331)   $(21,936)
Fully eligible active employees             |     (182)       (108)
Other active employees                      |   (4,552)     (5,050)
--------------------------------------------|---------------------
Accumulated postretirement                  |
     benefit obligation                     |  (16,065)    (27,094)
Fair value of assets                        |    7,075       4,884
--------------------------------------------|---------------------
Accumulated postretirement benefit          |
     obligation in excess of assets         |   (8,990)    (22,210)
Unrecognized transition obligation          |   15,498      19,817
Unrecognized gain                           |   (9,667)     (1,281)
4th quarter contributions/benefits          |      174           -
--------------------------------------------|---------------------
    Accrued postretirement benefit liability| $ (2,985)   $ (3,674)
----------------------------------------------====================
The medical cost trend rate assumed for 1997 was 8 percent, grading down to 4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretirement benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1996 by $982,000 and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $75,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1996 was 8 percent. The expected rate of return on assets was 8.5 percent in 1996. Assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

4 | SHORT-TERM BORROWINGS
-------------------------------------------------------------------------------
The Company has a $125 million bank revolving credit facility which expires on November 21, 1997, and pays commitment fees based on both the unused amount of the facility and the Company's first mortgage bond ratings. Borrowing rates under the bank line are determined by both current market rates and the Company's first mortgage bond ratings. There were no short-term borrowings outstanding on the bank line at December 31, 1996 and 1995.

5 | CAPITAL STOCK
-------------------------------------------------------------------------------
The changes in common stock shares for 1994, 1995 and 1996 are as follows:
                                                                         Shares
-------------------------------------------------------------------------------
Outstanding, December 31, 1993                                    |  41,505,195
Issued through public offering                                    |   2,000,000
Issued under 401(k) Savings Plan                                  |      52,055
Issued under Stock Purchase and Dividend Reinvestment Plan        |   1,825,120
------------------------------------------------------------------|------------
Outstanding, December 31, 1994                                    |  45,382,370
Issued under 401(k) Savings Plan                                  |      77,846
Issued under Stock Purchase and Dividend Reinvestment Plan        |   1,577,977
------------------------------------------------------------------|------------
Outstanding, December 31, 1995                                    |  47,038,193
Issued under 401(k) Savings Plan                                  |      87,889
Issued under Stock Purchase and Dividend Reinvestment Plan        |   1,659,764
------------------------------------------------------------------|------------
Outstanding, December 31, 1996                                    |  48,785,846
-------------------------------------------------------------------============
Premium on capital stock increased $35.2 million, $31.9 million and $72 million during 1996, 1995 and 1994, respectively, due to issuances of common stock. Cash dividends paid per share on common stock were $1.60 each year during 1996, 1995 and 1994.
  On April 30, 1992, the Company issued shares of Redeemable Cumulative Preferred Stock, 9.90% Series with a 10-year dividend period requiring mandatory redemption April 1, 2002. This preferred stock is redeemable at the option of the Company, as a whole or in part, on April 1, 1997.
  Under the provisions of the 4.70%, 5.20% and 5.40% series cumulative preferred stock with mandatory sinking funds, the

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

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

6 | LONG-TERM DEBT
-------------------------------------------------------------------------------
None of the long-term debt is held by or for the account of the Company.
  The amounts of long-term debt maturities, including sinking fund requirements, are $5.5 million in 1997, $19.6 million in 1998, $50.1 million in 1999, $90.3 million in 2000 and $3.6 million in 2001, including $5.2 million, $4.5 million, $4.9 million, $5.2 million and $3.5 million for obligations under capital leases, respectively.
  Generally, electric plant is subject to the first mortgage lien. It is the Company's intention to meet the sinking fund requirements for its series I and L first mortgage bonds by pledging property additions in lieu of cash payments. The series T, V, W and X first mortgage bonds correspond with respect to their terms to two series of collateralized pollution control revenue bonds and two series of industrial development revenue bonds issued by Clark County, Nevada. The indentures under which the Company's first mortgage bonds were issued provide for an immaterial restriction as to distributions to shareholders at December 31, 1996.
  The industrial development revenue bonds and pollution control revenue bonds were issued by various municipal authorities and are guaranteed as to payment of principal and interest by the Company.

7 | FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------
Disclosure by the Company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1996 and 1995, the provisions of FAS 107 apply only to the Company's long-term debt and redeemable cumulative preferred stock.
  In accordance with FAS 107, the Company estimates the fair value of its redeemable cumulative preferred stock based on the per share closing price times the number of shares outstanding and its long-term debt based on quoted market prices for the same or similar issues or on current interest rates available to the Company for debt with similar terms and maturity. The book value and estimated fair value of the redeemable cumulative preferred stock were $38 million and $40.4 million at December 31, 1996 and $38 million and $41.6 million at December 31, 1995, respectively. The book value and estimated fair value of the Company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $749 million and $782 million at December 31, 1996, and $704 million and $757 million at December 31, 1995, respectively. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.

8 | COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
RATE MATTERS - The PSCN rendered its decision on January 23, 1997 in the last phase of the 1995 deferred energy case concerning the prudency of the Company's fuel and purchased power expenditures during the period June 1993 to May 1995, a buyout of a coal supply agreement and a credit to customers related to use of coal reserves in an unregulated subsidiary company. The PSCN order resulted in a fourth quarter 1996 charge of $5.5 million, net of tax, for amounts disallowed by the PSCN. This charge is included in other miscellaneous, net in the Statements of Income.

LEGAL MATTERS - The Company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the Company's financial position, results of operations and net cash flow.

ENVIRONMENTAL MATTERS - The Federal Clean Air Act Amendments of 1990 (Amendments) include provisions for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the Company of no more than $6 million.
  The Amendments also mandated creation of the Grand Canyon Visibility Transport Commission (Commission) to work toward the goal of visibility improvement in the Grand Canyon and other national parks of the Colorado Plateau. The Commission completed its report and recommendations to the Environmental Protection Agency
(EPA) in June, 1996. The Commission's study anticipates emissions from stationary sources, including power plants, to be reduced over the next 40 years as a result of other provisions of the Amendments. Additional power plant controls could become necessary if expected emission reductions do not occur. The EPA will develop regulations to implement the Commission's recommendations. The new regulations are expected to be promulgated in 1997.
  Related to visibility, the United States Congress authorized the EPA to study the potential impact the Mohave Generating Station (Mohave) may have on visibility in the Grand Canyon area. Results of this study are expected in 1997. The cost of any improvements that may be required cannot be determined at this
time.                                                                   PAGE 31

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

  In 1991, the EPA published an order requiring the Navajo Generating Station (Navajo) to install scrubbers to remove 90 percent of sulfur dioxide emissions beginning in 1997. As an 11.3 percent owner of Navajo, the Company will be required to fund an estimated $53.1 million for installation of the scrubbers. The first of three scrubber units is expected to be on line in November 1997. At that point, the project will be approximately 50 percent complete. The first of the other two units is expected to be on line in 1998 and the last unit in 1999. The Company has spent $30.4 million on the scrubbers' construction through 1996. In 1992, the Company received resource planning approval from the PSCN for its share of the cost of the scrubbers.

LEASES - In 1984, the Company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1996, are as follows:
(In thousands)
----------------------------------------------------
1997                                       |$  3,604
1998                                       |   3,605
1999                                       |   4,880
2000                                       |   6,156
2001                                       |   6,156
Thereafter                                 |  92,745
-------------------------------------------|--------
                                           |$117,146
--------------------------------------------========
The amount of imputed interest necessary to reduce the future cash rental payments to present value is $71 million as of December 31, 1996.
  Total interest expense on the lease obligation was $5.3 million and total amortization of the leased facility was $151,000 for the year ended December 31, 1996. The total accumulated amortization of the leased facility on December 31, 1996, was $9.9 million.
  At December 31, 1996, the Company has certain long-term noncancelable operating lease agreements for which the future minimum lease payments are immaterial.

FUEL AND PURCHASED POWER OBLIGATIONS - The Company has eight long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1997 to 2016.
  Total payments under these contracts were $50.1 million, $41.6 million and $45.4 million in 1996, 1995 and 1994, respectively. The cost of power obtained under these contracts is included in purchased and interchanged power expense in the Statements of Income.
  At December 31, 1996, the estimated future payments for capacity and energy that the Company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:
                                      Accounted for
                                       as Long-Term     Accounted for
                                          Executory      as Long-Term
(In thousands)                            Contracts     Capital Lease
---------------------------------------------------------------------
1997                                      |$ 38,037          $ 12,902
1998                                      |  37,611            12,373
1999                                      |  19,653            11,844
2000                                      |  11,236            11,315
2001                                      |       -            10,786
Thereafter                                |       -           111,686
------------------------------------------|--------------------------
Total minimum payment                     |$106,537           170,906
------------------------------------------|========
Less amount representing estimated        |
     executory costs included in total    |
     minimum payment                      |                   (89,292)
------------------------------------------|--------------------------
Net minimum payments                      |                    81,614
Less amount representing interest         |                   (30,087)
------------------------------------------|--------------------------
Present value of net minimum payments     |                  $ 51,527
-------------------------------------------------------------========

Total interest expense on the purchase power obligation accounted for as a capital lease was $5.1 million and total amortization was $5.3 million in 1996. Total accumulated amortization was $31.5 million as of December 31, 1996.
  The Company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1999 to 2007.
  Costs of approximately $25.9 million, $25.0 million and $25.9 million were incurred under the long-term coal contracts in 1996, 1995 and 1994, respectively.
  In addition, the Company has long-term transportation arrangements with railway companies to transport coal to the Reid Gardner Generating Station and a coal railcar lease. The contracts expire in 1999, 2000 and 2011.
  Costs of approximately $18.5 million, $20.9 million and $1.7 million were incurred under the coal transportation contracts in 1996, 1995 and 1994, respectively.









  At December 31, 1996, the estimated future payments for purchase and transportation of coal that the Company is obligated to purchase under these contracts are as follows:

(In thousands)                 Coal Transportation           Coal Use
---------------------------------------------------------------------
1997                                       $15,990           $ 16,374
1998                                        16,516             16,702
1999                                        17,061             17,035
2000                                        14,485             14,555
2001                                         1,012             14,856
Thereafter                                  10,038             87,069
---------------------------------------------------------------------
                                           $75,102           $166,591
-------------------------------------------==========================
CONSTRUCTION - Certain commitments have been incurred at December 31, 1996, in connection with the 1997 construction budget. Construction expenditures are estimated at $242 million, excluding AFUDC, for 1997.

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

9 | OTHER DEFERRED CHARGES AND CREDITS
-------------------------------------------------------------------------------
OTHER DEFERRED CHARGES - At December 31, 1996, as a result of the Company adopting FAS 109 effective January 1, 1993, other deferred charges include a regulatory asset of $101.6 million and a deferred tax asset of $17.6 million. The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.
  At December 31, 1996, organizational study, early retirement and severance costs of $5 million are included in other deferred charges as a regulatory asset and are being amortized over an eight-year period effective February 1994 as approved in an order issued by the PSCN in 1994. These costs are a result of the completion of a comprehensive organizational study started in 1993.
  Other deferred charges as of December 31, 1996, also include $27.6 million for deferred federal income taxes on customer advances for construction and $5.2 million for conservation programs.

OTHER DEFERRED CREDITS - Other deferred credits as of December 31, 1996, include a regulatory liability of $17.6 million representing amounts to be refunded to customers in the future as a result of the Company adopting FAS 109.

10 | INTERESTS IN JOINTLY OWNED ELECTRIC UTILITY FACILITIES
-------------------------------------------------------------------------------
At December 31, 1996, the Company owned the following undivided interests in jointly owned electric utility facilities:
                                           Company's Share of
-------------------------------------------------------------------------------
                                                                   Construction
              Percent Owned  Plant      Accumulated    Net Plant        Work In
               by Company    In Service Depreciation   In Service      Progress
(In thousands)
-------------------------------------------------------------------------------
FACILITY                     |
Navajo Generating            |
 Station               11.3  | $137,936     $ 70,706     $ 67,230       $41,636
Mohave Generating            |
 Station               14.0  |   76,098       31,135       44,963         1,677
Reid Gardner Unit            |
 No. 4 Generating            |
 Station               32.2  |  139,770       41,003       98,767           827
-------------------------------------------------------------------------------
     Total                     $353,804     $142,844     $210,960       $44,140
-------------------------------================================================
The amounts above for Navajo and Mohave include the Company's share of transmission systems and general plant equipment and, in the case of Navajo, the Company's share of the jointly owned railroad which delivers coal to the plant. Each participant provides its own financing for all of these jointly owned facilities. The Company's share of operating expenses for these facilities is included in the corresponding operating expenses in the Statements of Income.

NOTES TO FINANCIAL STATEMENTS
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
11| QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                  March 31   June 30  September 30  December 31
-------------------------------------------------------------------------------
1996:                           |
Electric Revenues               | $147,128  $199,468      $293,536     $165,242
Operating Income                |   14,678    33,239        69,272       15,041
Net Income (Loss)               |    3,518    21,182        57,435       (3,267)
Earnings (Loss) Available       |
  for Common Stock              |    2,529    20,192        56,446       (4,255)
Earnings (Loss) per Average     |
  Common Share                  |      .05       .42          1.17         (.09)
Dividends per Common Share      |      .40       .40           .40          .40
Common Stock Price per Share:   |
High                            |   22 7/8        22        21 3/4       20 7/8
Low                             |   21 1/8    19 3/4        19 7/8           20
--------------------------------|-----------------------------------------------
1995:                           |
Electric Revenues               | $145,184  $173,348      $280,135     $151,314
Operating Income                |   11,642    23,761        64,261       17,894
Net Income                      |    4,554    13,410        53,059        5,948
Earnings Available              |
  for Common Stock              |    3,562    12,418        52,068        4,957
Earnings per Average            |
  Common Share                  |      .08       .27          1.12          .11
Dividends per Common Share      |      .40       .40           .40          .40
Common Stock Price per Share:   |
High                            |   21 3/8    21 1/4        22 1/2       22 7/8
Low                             |   19 1/4    19 5/8        19 1/8       20 7/8
--------------------------------------------------------------------------------
The business of the Company is seasonal in nature and it is management's opinion that comparisons of earnings for the quarters do not give a true indication of overall trends and changes in the Company's operations.
  The fourth quarter of 1996 reflects a write-off of $5.5 million, net of tax, or 11 cents per average common share resulting from the PSCN order in the 1995 deferred energy case.
  High and low common stock prices shown are as reported by the Wall Street Journal as New York Stock Exchange Composite Transactions. The common stock is also listed on the Pacific Stock Exchange.
  Holders of common stock are entitled to dividends as are declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the Company to quarterly cumulative dividends as declared by the Board of Directors. The Company has paid quarterly dividends on its common stock since August 1954.
  The Company had 50,114 shareholders of record of common stock at December 31, 1996.

INDEPENDENT AUDITORS' REPORT
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------

To the Board of Directors and Shareholders of Nevada Power Company:

  We have audited the balance sheets of Nevada Power Company as of December 31, 1996 and 1995, and the related statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Las Vegas, Nevada
February 14, 1997


REPORT OF MANAGEMENT
   |  NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------
The management of Nevada Power Company is responsible for the financial statements presented in this report. Management prepared the financial statements in conformity with generally accepted accounting principles applicable to public utilities which are consistent in all material respects with the accounting prescribed by the Public Service Commission of Nevada and the Federal Energy Regulatory Commission. In preparing the financial statements, management made informed judgments and estimates relating to events and transactions being reported.
  The Company has a system of internal accounting and financial controls and procedures in place to insure that the financial records reflect the transactions of the Company and that assets are safeguarded. This system is examined by management on a continuing basis for effectiveness and efficiency and is reviewed on a regular basis by an internal audit staff that reports directly to the Audit Committee of the Board of Directors.
  The financial statements have been audited by Deloitte & Touche LLP, independent auditors. The auditors provide an objective, independent review as to management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. Their audit includes procedures which provide them reasonable assurance that the financial statements are not misleading and includes a review of the Company's system of internal accounting and financial controls and a test of transactions.
  The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of financial statements and the ongoing examination of the Company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche LLP and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche LLP and the internal audit staff have complete and free access to the Audit Committee.

STATISTICAL SUMMARY 1996-1992
     | NEVADA POWER COMPANY 1996 ANNUAL REPORT
-------------------------------------------------------------------------------------------------------------------
                                                   1996           1995           1994           1993           1992
-------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS                      |
  (In thousands, except per share amounts):|
Electric Revenues:                         |
     Residential                           | $  354,883     $  319,373     $  331,671     $  267,941     $  245,160
     Commercial and industrial             |    394,743        383,080        380,223        326,006        305,707
     Other electric sales                  |     45,683         38,700         43,732         48,504         42,011
     Miscellaneous                         |     10,065          8,828          8,532          9,321          8,037
-------------------------------------------|-----------------------------------------------------------------------
                                           |    805,374        749,981        764,158        651,772        600,915
-------------------------------------------|-----------------------------------------------------------------------
Net Income (a)                             |     78,868         76,971         81,870         73,548         56,780
Dividend Requirements on Preferred Stock   |      3,956          3,966          3,976          3,986          4,262
Earnings Available for Common Stock (a)    | $   74,912     $   73,005     $   77,894     $   69,562     $   52,518
Weighted Average Number of Common          |
  Shares Outstanding                       |     47,976         46,288         42,784         39,482         35,652
Earnings per Average Common Share (a)      | $     1.56     $     1.58     $     1.82     $     1.76     $     1.47
Dividends per Common Share                 | $     1.60     $     1.60     $     1.60     $     1.60     $     1.60
                                           |
CAPITALIZATION                             |
  (In thousands, except per share amounts):|
Long-Term Debt                             | $  840,964     $  799,999     $  712,571     $  716,589     $  715,451
Cumulative Preferred Stock                 |     38,000         38,000         38,000         38,000         38,000
Cumulative Preferred Stock with            |
   Mandatory Sinking Funds                 |      3,663          3,863          4,064          4,264          4,464
Common Shareholders' Equity                |    800,154        764,361        731,749        645,924        532,473
Book Value per Common Share                | $    16.40     $    16.25     $    16.12     $    15.56     $    14.34
RETURN ON COMMON SHAREHOLDERS' EQUITY      |       9.36%          9.55%         10.64%         10.77%          9.86%
                                           |
ELECTRIC PLANT INVESTMENT (In thousands):  |
Gross                                      | $2,411,501     $2,247,923     $2,079,694     $1,901,448     $1,739,633
Depreciated                                |  1,818,930      1,701,120      1,584,003      1,450,146      1,328,670
TOTAL ASSETS (In thousands)                | $2,162,824     $2,073,050     $1,907,389     $1,809,337     $1,557,040
CONSTRUCTION EXPENDITURES EXCLUDING        |
  AFUDC (In thousands)                     | $  179,981     $  176,395     $  179,674     $  157,458     $  167,233
                                           |
OPERATING AND SALES DATA:                  |
Generating Capacity and Firm               |
  Purchases (Megawatts)                    |      3,858          3,525          3,462          3,488          2,989
Peak Load (Megawatts)                      |      3,332          3,066          2,920          2,681          2,501
Electric Sales (Megawatthours)             | 13,697,059     12,109,355     11,942,724     11,155,270     10,541,204
Number of Customers (Year-End)             |    487,064        454,166        428,286        403,875        383,036
Average Annual Kilowatthour Sales          |
  per Residential Customer                 |     13,199         12,367         13,605         13,008         13,343
NUMBER OF EMPLOYEES (Year-End)             |      1,792          1,761          1,759          1,741          1,734
-------------------------------------------------------------------------------------------------------------------

(a) Amount for 1993 includes write-offs for deferred energy costs and preliminary study costs for a cancelled coal-fired generating station project. Amount for 1994 includes other income from the resolution of a regulatory investigation of replacement power costs resulting from a 1985 generating station accident. Amount for 1996 includes a write-off resulting from the PSCN order in the 1995 deferred energy case.