Form 10-K405, Exhibit 13
period 1997-12-31
NEVADA POWER CO
filed 1998-03-23
CIK 71180

                                                                             27\


RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
GENERAL In 1997, earnings increased, as compared to 1996, due primarily to the $5.5 million, net of tax, write-off recorded in the fourth quarter of 1996 resulting from the Public Utilities Commission of Nevada (PUCN) (previously the Public Service Commission of Nevada) order in the 1995 deferred energy case.

     In 1996, earnings were only slightly higher and earnings per share decreased, as compared to 1995, due primarily to a fourth quarter write-off resulting from the PUCN order in the 1995 deferred energy case. An increase in average shares of common stock outstanding, as compared to 1995, also contributed to the decrease in earnings per share.

     Average shares of common stock outstanding for 1997 increased by 1.7 million shares compared to 1996 and by 1.7 million shares for 1996 compared to 1995, as a result of the sale of shares through the Stock Purchase and Dividend Reinvestment Plan (SPP).
--------------------------------------------------------------------------------
REVENUES Revenues during 1997, 1996 and 1995 were $799 million, $805 million and $750 million, respectively.

     The .8 percent decrease in 1997 as compared to 1996 was primarily a result of an energy rate decrease effective February 1, 1997.

     The 7.4 percent increase in 1996, as compared to 1995, was a result of warmer weather and continued customer growth.


--------------------------------------------------------------------------------
INCREASE (DECREASE) IN REVENUE FROM PRIOR YEAR  (IN MILLIONS)

NATURE OF INCREASE (DECREASE)                       1997      1996     1995
--------------------------------------------------------------------------------
Kilowatthour sales                                $ 44.1    $ 86.2   $ (5.5)

General rate changes                               111.7         -     (5.2)

Deferred energy adjustments                        (25.8)    (27.1)    (3.9)

Fuel cost less rate changes                       (137.3)     (4.5)      .1

Other                                                1.1        .8       .3
                                             -----------------------------------
Total increase (decrease)                         $ (6.2)   $ 55.4   $(14.2)
--------------------------------------------------------------------------------
                                             -----------------------------------

--------------------------------------------------------------------------------
FUEL AND PURCHASED POWER   Fuel expense increased $26.6 million in 1997,
as compared with 1996, primarily due to higher average fuel prices and increased generation.

     In 1997, as compared to 1996, purchased power expense increased 5.1 percent due to higher average purchased power prices.

     Fuel expense increased $8.7 million in 1996, as compared with 1995, primarily due to higher average natural gas prices.

     In 1996, as compared to 1995, purchased power expense increased 14.5 percent due to increased power purchases offset in part by lower average purchased power prices.

     Effective February 1, 1997 and October 1 and December 1, 1995, the PUCN granted Nevada Power Company (Company) decreases of $45.0 million, $20.1 million and $17.1 million, respectively, in energy rates.

     In 1997, the Company deferred $27.8 million of increased energy costs for collection in a later period and refunded $32.6 million of energy cost decreases which had been previously deferred. In 1996, the Company deferred $14.5 million of decreased energy costs for refund in a later period and refunded $5.7 million of energy cost decreases which had been previously deferred. In 1995, the Company deferred $19.8 million of decreased energy costs for refund in a later period and collected $22.9 million of energy cost increases which had been previously deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See Note 1 of "Notes to Consolidated Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.




MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/28


The following tables summarize kilowatthour data.

SOURCE OF KILOWATTHOURS SOLD                                 1997               1996                1995
--------------------------------------------------------------------------------------------------------------
Company generation                                             54%                50%                 56%
Hoover Dam hydroelectric                                        4                  4                   4
Purchased power                                                42                 46                  40
                                                    ----------------------------------------------------------
                                                              100%               100%                100%
--------------------------------------------------------------------------------------------------------------
                                                    ----------------------------------------------------------
COMPANY GENERATED KILOWATTHOURS BY FUEL SOURCE
--------------------------------------------------------------------------------------------------------------
Coal                                                           67%                76%                 77%
Natural Gas                                                    33                 24                  23
                                                    ----------------------------------------------------------
                                                              100%               100%                100%
--------------------------------------------------------------------------------------------------------------
                                                    ----------------------------------------------------------
FUEL COSTS PER KILOWATTHOUR
--------------------------------------------------------------------------------------------------------------
Coal                                                         1.39 CENTS         1.39 CENTS          1.44 CENTS
Natural Gas                                                  2.25               1.95                1.51
--------------------------------------------------------------------------------------------------------------
                                                    ----------------------------------------------------------

--------------------------------------------------------------------------------
OTHER OPERATING EXPENSES AND TAXES  Other operations expense increased
$3.8 million in 1996 due primarily to increased administrative and general expenses and transmission expenses resulting from increased labor costs.

     The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the Company's generating stations. In 1997, these expenses increased by $7.7 million due primarily to increased maintenance expense at the Reid Gardner and Clark Generating Stations. In 1996, these expenses increased by $10.9 million due primarily to increased maintenance expense at the Reid Gardner and Navajo Generating Stations.

     Depreciation expense increased $4.5 million in 1997 and $6.5 million in 1996 because of a growing electric plant asset base.

-------------------------------------------------------------------------------
OTHER INCOME AND EXPENSES Other miscellaneous, net increased by $4.4 million in 1997 due primarily to the $5.5 million, net of tax, write-off recorded in the fourth quarter of 1996 resulting from the PUCN order in the 1995 deferred energy case.

     Other miscellaneous, net decreased by $11.1 million in 1996 due primarily to the $2.3 million, net of tax, gain recorded in the first quarter of 1995 for the sale of mining property by the Company's unregulated subsidiary, the $5.5 million, net of tax, write-off resulting from the above mentioned PUCN order and $2.1 million, net of tax, in decreased carrying charges on deferred energy costs.


LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
CASH FLOWS Overall net cash flows increased during 1997, as compared to 1996, as a result of more cash being provided by financing activities partially offset by less cash being provided by operating activities and more cash being used in investing activities. The energy rate decrease effective February 1, 1997 was the primary cause of the decrease in cash being provided by operating activities partially offset by timing differences in federal income tax payments. The increase in cash used in investing activities was due to increased construction expenditures. The increase in cash being provided by financing activities was a result of the issuance of the Series
A, 8.2% Cumulative Quarterly Income Preferred Securities (QUIPS) by the Company's subsidiary trust, NVP Capital I (See Note 6 to "Consolidated
Financial Statements") and the issuance of the Series 1997B $20 million Pollution Control Revenue Bonds (PCRBs). The net proceeds from the issuance of the Series 1997A $52.3 million Industrial Development Revenue Bonds (IDBs) remain on deposit with a trustee. (See the Long-Term Debt section of "Management's Discussion and Analysis of Financial Condition and Results of Operations.")

     Overall net cash flows decreased during 1996, as compared to 1995, as a result of less cash being provided by operating activities and more cash being used in investing activities. Energy rate decreases effective October 1 and December 1, 1995 were the main cause of the reduction in cash provided by operating activities. The increase in net cash used in investing activities in 1996 over 1995 resulted primarily from the 1995 transfer of cash from the sale of mining property by the Company's unregulated subsidiary. The change in cash flows from 1995 to 1996 related to long-term debt and the associated funds held in trust resulted mainly from the 1995 issuance of the $85 million Series AA First Mortgage Bonds (FMBs) and $239.05 million in variable rate revenue bonds. The net proceeds from


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             29\


the variable rate revenue bonds were placed on deposit with a trustee and $162.3 million of those proceeds were then withdrawn from trust in 1995 for the redemption of various series of revenue bonds. A portion of the proceeds from the Series AA FMBs were used to redeem the $50 million Series U FMBs in 1995.

-------------------------------------------------------------------------------
RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS Pursuant to Nevada law, every three years the Company is required to file with the PUCN a forecast of electricity demands for the next 20 years and the Company's plans to meet those demands. The Company filed its 1997 Resource Plan on June 3, 1997. On October 20, 1997, the PUCN rendered a decision on this plan. Among the major items in the Company's 1997 Resource Plan which were approved by the PUCN are the following:

(1) the Company will proceed to build a 500 kV transmission project known as the Crystal Transmission Project, with an in-service date of June 1, 1999;
(2) the Company will continue to pursue a strategy of relying on bulk power purchases to meet near-term incremental increases in load;
(3) the Company will proceed with a joint 230 kV transmission project with the Colorado River Commission with costs subject to prudency review in a future rate case;
(4) the Company received limited approval to proceed with six switchyard projects;
(5) the Company received approval for pre-development costs to build two 144 megawatt (MW) combustion turbines in 2002 and 2003 which would be converted to a 410 MW combined cycle plant in 2004. An amendment to the 1997 Resource Plan will need to be filed by September 1999 for full approval if the Company wants to proceed with building the turbines.

Budgeted construction expenditures for 1998 and 1999 are $295 million and $255 million, respectively, excluding allowance for funds used during construction.

     For the next five years customer growth is estimated to average 5.1 percent per year while demand for electricity is estimated to increase by an average of
6.0 percent per year.

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

-------------------------------------------------------------------------------
FINANCIAL STRATEGIES Rapid growth continues to be forecasted for the Company's service territory for the late 1990s and into the next century. As in the past, the Company will rely upon the financial markets to provide a substantial portion of the funds to build necessary Company-owned facilities. Customer growth averaged 6.6 percent annually during the three years ended December 31, 1997.

     During this period of continued rapid growth, the Company is committed to maintaining shareholder value by utilizing a balanced and flexible financing approach using low cost financing whenever possible, reducing costs and seeking legislative and regulatory support as needed.

-------------------------------------------------------------------------------
CAPITALIZATION The Company will utilize internally generated cash and the proceeds from IDBs, FMBs, unsecured borrowings, preferred securities and common stock issues through public offerings and the SPP to meet capital expenditure requirements through 1999.

-------------------------------------------------------------------------------
NEW FINANCING CAPACITY Under the tests required by the Company's FMBs and the terms of its preferred stock issues, as of December 31, 1997, the Company could issue up to $594 million of additional FMBs at an assumed interest rate of 7.5 percent and up to $429 million of additional preferred stock at an assumed dividend of 7.5 percent.

     On August 21, 1997, the Company received approval from the PUCN to issue and sell up to $213 million of preferred stock, tax advantaged preferred stock and/or common stock through public or private offerings, the Company's SPP, the Company's 401(k) plan or any other method deemed appropriate. Approval was also received to issue and sell $487 million of tax-exempt, taxable, tax advantaged and/or any other type of debt the Company determines to be appropriate at the time. The Company also received approval to secure any of the debt through the issuance and pledge of first mortgage bonds only if it cannot, at the time of issuance, economically and effectively issue investment grade unsecured debt. The financing approval expires on December 31, 1999.

-------------------------------------------------------------------------------
EARNINGS TO INTEREST AND PREFERRED DIVIDENDS COVERAGE For the year 1997, the ratio of earnings to interest charges was 2.76 times compared to 2.92 times in 1996. The ratio of earnings to interest charges plus preferred dividends was
2.70 times in 1997 compared to 2.66 times in 1996.

-------------------------------------------------------------------------------
COMMON EQUITY The Company has the option to issue new common shares or purchase shares on the open market to satisfy the needs of the SPP. During 1997, the Company issued $31.8 million of common stock under the SPP. (See Note 5 of "Notes to Consolidated Financial Statements.") At year end, common equity represented 45 percent of total capitalization.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/30

-------------------------------------------------------------------------------
CUMULATIVE QUARTERLY INCOME PREFERRED SECURITIES On April 2, 1997, NVP Capital I (Trust), a wholly-owned subsidiary of the Company, issued 4,754,860 8.2% QUIPS at $25 per security. The Company owns all of the Series A common securities, 147,058 shares issued by the Trust for $3.7 million. The $118.9 million in net proceeds to the Company was used for general corporate utility purposes and repayment of short-term debt incurred to redeem the Company's $38 million, 9.9% Redeemable Cumulative Preferred Stock on April 1, 1997. (See Note 6 of "Notes to Consolidated Financial Statements.")

-------------------------------------------------------------------------------
SHORT-TERM DEBT The Company has PUCN approval for authority to issue short-term unsecured promissory notes not to exceed $225 million with such authorization to expire on December 31, 1999 and has a committed bank line for $125 million which expires on November 21, 2002. The short-term financing is expected to be utilized to fund some of the Company's construction expenditures until long-term financing is secured. At December 31, 1997, the Company had no balance outstanding on this line.

-------------------------------------------------------------------------------
LONG-TERM DEBT On November 20, 1997, Clark County, Nevada issued $52.3 million 5.9% IDBs Series 1997A (Nevada Power Company Project) due 2032 and Coconino County, Arizona issued $20 million 5.8% Pollution Control Revenue Bonds (PCRBs) Series 1997B (Nevada Power Company Project) due 2032. Net proceeds from the sale of the IDBs were placed on deposit with a trustee and will be used to finance the construction of certain facilities which qualify for tax-exempt financing. Net proceeds from the sale of the PCRBs were placed on deposit with a trustee and are being used to finance the construction of the Navajo scrubber facilities which qualify for tax-exempt financing. At December 31, 1997, $52.9 million remained on deposit with the trustee.

     The Company also remarketed $85 million Series 1995B Clark County, Nevada (Nevada Power Company Project) variable rate IDBs due 2030 at a 5.9 percent fixed rate on November 24, 1997.

     On January 29, 1998, the Company remarketed at fixed rates $141.05 million Clark County, Nevada (Nevada Power Company Project) variable rate revenue bonds consisting of $76.75 million Series 1995A IDBs due 2030 at 5.6 percent, $44 million Series 1995C IDBs due 2030 at 5.5 percent and $20.3 million Series 1995D PCRBs with $14 million due 2011 at 5.3 percent and $6.3 million due 2023 at 5.45 percent. On the same date, $13 million Coconino County, Arizona (Nevada Power Company Project) Series 1995E PCRBs due 2022 were remarketed at a 5.35 percent fixed rate.

     A discussion of long-term debt maturities, including sinking fund requirements, is contained in Note 7 of "Notes to Consolidated Financial Statements."

-------------------------------------------------------------------------------
REGULATION The PUCN allows recovery of costs on an historical test year in setting rates charged to customers for electrical service. (See Industry Restructuring section below.)

     Environmental expenditures made by the Company are currently being recovered through customer rates. A discussion of pending environmental matters is contained in Note 9 of "Notes to Consolidated Financial Statements."

-------------------------------------------------------------------------------
CONCLUDED RATE MATTERS On January 8, 1998, the PUCN approved a $45.6 million energy rate increase effective February 1, 1998. The Company requested the increase to recover higher costs for natural gas and purchased power. The PUCN also decided previously recorded revenues from the sale of sulfur dioxide emission allowances ($2.3 million, before tax) should be reversed and credited to a deferred liability account for a later determination in a general rate case.

     The table below summarizes the rate adjustments that have been granted to the Company during the past three years.

-------------------------------------------------------------------------------
SUMMARY OF RATE ADJUSTMENTS 1995 THROUGH 1997     (IN MILLIONS)

EFFECTIVE DATE        NATURE OF INCREASE (DECREASE)                  Amount
-------------------------------------------------------------------------------
October 1, 1995       Energy rate decrease                           $(20.1)
December 1, 1995      Energy and resource plan net rate decrease      (17.6)
February 1, 1997      Energy rate decrease                            (45.0)
-------------------------------------------------------------------------------

INDUSTRY RESTRUCTURING On July 16, 1997, the Governor of the state of Nevada signed into law Assembly Bill 366 (AB 366) which provides for competition to be implemented in the electric utility industry in the state no later than December 31, 1999 unless the PUCN determines a different date is necessary to protect the public interest. AB 366 also changed the name of the Public Service Commission to the PUCN, reduced it from five to three members, and removed the regulation of transportation matters to another agency. It is expected that the generation, aggregation (buying and reselling electricity to customers) and marketing of electricity and possibly other utility services will be deemed competitive, while transmission and distribution services will be deemed noncompetitive and will continue


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             31\


to be regulated. The Company is required to submit a plan to the PUCN to unbundle its integrated rates. A provider of a noncompetitive service will be prohibited from providing a potentially competitive service except through an affiliate which the PUCN has determined, after a hearing, has an arm's length relationship with the provider of the noncompetitive service. Each provider of a noncompetitive service that is necessary to the provision of a potentially competitive service is required to make its facilities or services available to all alternative sellers on equal and nondiscriminatory terms and conditions. Alternative sellers of electricity must be licensed under rules yet to be determined by the PUCN. AB 366 allows the PUCN to authorize full recovery of costs which they determine to be stranded but does not guarantee full recovery of those costs. Costs that were incurred by utilities to serve their customers with the understanding that state regulatory commissions would allow the costs to be recovered through electric rates are potentially stranded costs. The greater part of the Company's potentially stranded costs are related to contracts with qualifying facilities all of which were previously approved by the PUCN. The PUCN shall designate a vertically integrated electric utility or another entity to provide electric service to customers who are unable to obtain electric service from an alternative seller or who fail to select an alternative seller. The provider of last resort so designated by the PUCN is obligated to provide electric service to those customers. The PUCN may authorize the right to buy from alternative sellers in gradual phases. The rate charged for residential service for customers who are unable to obtain electric service from an alternative seller or who fail to select an alternative seller must not exceed the rate charged for that service on July 1, 1997, however, the PUCN may approve an increase in residential rates in an amount necessary to ensure recovery by the Company of its just and reasonable costs. The residential rate restriction will remain in place until 2003. Two-tenths of one percent of all electric energy sold must come from a renewable resource produced in Nevada by January 1, 2001. Fifty percent of this energy must be derived from solar power. Every two years the standard increases by two-tenths of one percent until a total of one percent of all electricity consumed comes from renewable resources.

     In August 1997, the PUCN opened an investigatory docket of the issues to be considered as a result of restructuring of the electric industry. The docket sets forth the issues to be addressed as well as the steps the PUCN will take to address them. Issues to be addressed include the following:

(1) Identification of all cost components in utility service and establishment of allocation methods necessary for later pricing of noncompetitive services;
(2)  Designation of services as potentially competitive or noncompetitive;
(3) Determination of rate design and non-price terms and conditions for noncompetitive services;
(4) Establishment of licensing requirements for alternative sellers of potentially competitive services;
(5)  Past (stranded) costs;
(6) Criteria and standards by which the PUCN will apply the legislative requirements concerning affiliate relations;
(7) Criteria and process by which the PUCN will appoint providers of bundled electric service;
(8)  Consumer protection;
(9)  Anti-competitive behavior codes of conduct and enforcement;
(10) Price regulation for potentially competitive services in immature markets;
(11) Compliance plans in accordance with regulation;
(12) Options for complying with legislative mandates for integrated resource planning and portfolio standards;
(13) Innovative pricing for noncompetitive services.

In its Order dated November 4, 1997, the PUCN designated unbundled services in eight major categories with twenty-six unbundled services in total. The major categories include Generation Capacity and Energy Supply, Generation Services Necessary to Support Transmission Service, Arranging for Power Supplies, Power Delivery, End-Use Metering, Customer Accounting, Marketing and Sales, and Public Good Services. The PUCN evaluated the cost unbundling methodologies for the unbundled services set forth in its Order and, after hearings, issued an Interim Order describing the process the parties should follow to complete developing cost unbundling methodologies and to work toward consensus on that issue.

     The PUCN has the authority to classify a service as a potentially competitive service if it finds the service meets specific requirements. The PUCN has proposed regulations and held a hearing on the contents of applications by any person seeking a designation of an unbundled service as potentially competitive.

     On January 21, 1998, the PUCN issued an Order to solicit comments on the Classification of Components of Electric Service as Potentially Competitive Services; Non-price Terms and Conditions for Distribution Tariffs; Licensing of Alternative Sellers; and Consumer Protection. PUCN workshops have been scheduled for March and April 1998 on these issues.

     The deregulation of the electric utility industry has caused a reevaluation of current accounting guidelines for electric utilities. A discussion of this subject is included in Note 1 of "Notes to Consolidated Financial Statements."

-------------------------------------------------------------------------------
YEAR 2000 The Company has begun converting its computer systems to be year 2000 compliant (e.g., to recognize the difference between '99 and '00 as one year instead of negative 99 years). The Company believes the impact the year 2000 issue will have on its business applications will not be material. The Company is still reviewing this issue for its electrical systems equipment. A plan is in progress to identify and correct problems related to the year
2000 issue.


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/32


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                             1997           1996           1995

ELECTRIC REVENUES (NOTE 1)                               $799,148       $805,374       $749,981
--------------------------------------------------------------------------------------------------
OPERATING EXPENSES AND TAXES:
  Fuel                                                    138,956        112,321        103,582
  Purchased and interchanged power                        277,644        264,143        230,694
  Deferred energy cost adjustments, net (Note 1)          (60,400)         8,817         42,658
                                                       -------------------------------------------
     Net energy costs                                     356,200        385,281        376,934

  Other production operations                              21,214         17,834         17,813
  Other operations                                        101,597         99,266         95,458
  Maintenance and repairs                                  52,126         44,464         33,598
  Provision for depreciation (Note 1)                      66,273         61,771         55,302
  General taxes                                            21,064         19,558         18,946
  Federal income taxes (Notes 1 and 2)                     43,478         44,970         34,372
                                                       -------------------------------------------
                                                          661,952        673,144        632,423
--------------------------------------------------------------------------------------------------
OPERATING INCOME                                          137,196        132,230        117,558
--------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES):
  Allowance for other funds used
     during construction (Note 1)                           8,760          6,240          5,353
  Other miscellaneous, net                                 (5,741)       (10,116)           996
                                                       -------------------------------------------
                                                            3,019         (3,876)         6,349
--------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST DEDUCTIONS                         140,215        128,354        123,907
--------------------------------------------------------------------------------------------------
INTEREST DEDUCTIONS:
  Interest on long-term debt                               50,791         47,792         47,745
  Other interest                                            1,531          2,584          1,566
  Allowance for borrowed funds used
     during construction (Note 1)                          (2,579)          (890)        (2,375)
                                                       -------------------------------------------
                                                           49,743         49,486         46,936
--------------------------------------------------------------------------------------------------
DISTRIBUTION REQUIREMENTS ON COMPANY-
  OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF SUBSIDIARY TRUST
  (NOTE 6)                                                  7,256              -              -
--------------------------------------------------------------------------------------------------
NET INCOME                                                 83,216         78,868         76,971

DIVIDEND REQUIREMENTS ON PREFERRED STOCK                    1,125          3,956          3,966
--------------------------------------------------------------------------------------------------
EARNINGS AVAILABLE FOR COMMON STOCK                      $ 82,091       $ 74,912       $ 73,005
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                 49,691         47,976         46,288
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------
EARNINGS PER AVERAGE COMMON SHARE                        $   1.65       $   1.56       $   1.58
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF INCOME

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             33\


(IN THOUSANDS)


--------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                             1997           1996           1995

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                              $  83,216      $  78,868      $  76,971
Adjustments to reconcile net income to net
  cash provided by operating activities-
  Depreciation and amortization                            78,274         69,876         66,950
  Deferred income taxes and investment tax credits         21,599          5,679        (15,975)
  Allowance for other funds used during construction       (8,760)        (6,240)        (5,353)
  Changes in-
     Receivables                                          (15,407)        (1,754)         5,099
     Fuel stock and materials and supplies                    163          2,105         (2,053)
     Accounts payable and other current liabilities         8,306         (6,257)        (1,526)
     Deferred energy costs                                (59,543)        12,093         42,624
     Accrued taxes and interest                             2,416        (13,105)        16,784
  Other assets and liabilities                                108         13,725          2,398
                                                       -------------------------------------------

     Net cash provided by operating activities            110,372        154,990        185,919
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Construction expenditures and gross additions            (213,550)      (180,871)      (178,770)
Investment in subsidiaries and other                         (463)            70         17,942
                                                       -------------------------------------------
     Net cash used in investing activities               (214,013)      (180,801)      (160,828)
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of capital stock                                  32,473         37,395         33,339
Issuance of company-obligated mandatorily
  redeemable preferred securities                         118,872              -              -
Issuance of long-term debt                                 72,285         20,000        324,050
Deposit of funds held in trust                            (74,672)       (22,814)      (240,690)
Withdrawal of funds held in trust                          74,424         47,581        170,381
Retirement of long-term debt                               (5,334)        (5,418)      (219,351)
Retirement of preferred stock                             (38,200)          (200)          (200)
Cash dividends                                            (81,216)       (80,370)       (77,699)
Other financing activiies                                   3,185          6,674         10,463
                                                       -------------------------------------------
     Net cash provided by financing activities            101,817          2,848            293
--------------------------------------------------------------------------------------------------
CASH AND TEMPORARY CASH INVESTMENTS (NOTE 1):
Net increase (decrease) during the year                    (1,824)       (22,963)        25,384
Beginning of year                                           2,544         25,507            123
                                                       -------------------------------------------
End of year                                              $    720       $  2,544       $ 25,507
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------
CASH PAID DURING THE YEAR FOR:
Interest, net of amounts capitalized                     $ 64,692       $ 59,521       $ 56,644
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------
Income taxes                                             $ 19,545       $ 51,282       $ 32,885
--------------------------------------------------------------------------------------------------
                                                       -------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

NEVADA POWER COMPANY                   1997                      ANNUAL REPORT

/34


(IN THOUSANDS)

--------------------------------------------------------------------------------------------
December 31,                                                           1997           1996
ASSETS
Electrical Plant, at original cost (Notes 1, 7, 9 and 11):
  Production                                                     $  900,971     $  854,386
  Transmission                                                      326,917        321,041
  Distribution                                                      978,144        873,998
  General                                                           172,264        145,522
                                                              ------------------------------
                                                                  2,378,296      2,194,947
  Less accumulated depreciation                                     647,208        592,571
                                                              ------------------------------
     Net plant in service                                         1,731,088      1,602,376
  Construction work in progress                                     158,029        140,820
  Property under capital leases                                      69,261         73,803
  Plant held for future use                                           2,331          2,331
                                                              ------------------------------
                                                                  1,960,709      1,819,330
--------------------------------------------------------------------------------------------
Investments (Note 1)                                                 13,571         10,734
--------------------------------------------------------------------------------------------
Current Assets:
  Cash and temporary cash investments (Note 1)                          720          2,544
  Customer receivables-
     Billed                                                          45,776         45,885
     Unbilled (Note 1)                                               28,237         23,689
     Reserve for doubtful accounts                                   (2,291)        (2,892)
  Other receivables                                                  16,415          6,472
  Fuel stock, at average cost                                         7,325          9,104
  Materials and supplies, at average cost                            35,045         27,501
  Deferred energy asset (Note 1)                                     30,597              -
  Deferred taxes on deferred energy liability (Notes 1 and 2)             -         10,139
  Prepayments                                                         6,711          8,203
                                                              ------------------------------
                                                                    168,535        130,645
--------------------------------------------------------------------------------------------
Deferred Charges:
  Debt expense, being amortized                                      30,461         27,050
  Other (Note 10)                                                   166,146        175,465
                                                              ------------------------------
                                                                    196,607        202,515
--------------------------------------------------------------------------------------------
TOTAL ASSETS                                                     $2,339,422     $2,163,224
--------------------------------------------------------------------------------------------
                                                              ------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             35\


  (IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                          1997           1996
CAPITALIZATION AND LIABILITIES
Capitalization (See Consolidated Schedules of Capitalization
  and Long-Term Debt):
  Common shareholders' equity                                                   $  833,623     $  800,154
  Redeemable cumulative preferred stock                                                  -         38,000
  Cumulative preferred stock with
     mandatory sinking funds                                                         3,463          3,663
  Company-obligated mandatorily redeemable
     preferred securities                                                          118,872              -
  Long-term debt                                                                   895,439        841,364
                                                                             ------------------------------
                                                                                 1,851,397      1,683,181
-----------------------------------------------------------------------------------------------------------

Current Liabilities:
  Current maturities and sinking fund requirements
     (See Consolidated Schedules of Capitalization and Long-Term Debt)              19,937          5,714
  Accounts payable                                                                  64,737         58,289
  Accrued taxes                                                                      7,543          6,372
  Accrued interest                                                                   7,284          6,039
  Customers' service deposits                                                       15,095         14,540
  Deferred taxes on deferred energy asset (Notes 1 and 2)                           10,709              -
  Deferred energy liability (Note 1)                                                     -         28,725
  Other                                                                             22,554         21,611
                                                                             ------------------------------
                                                                                   147,859        141,290
-----------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Note 9)

Deferred Credits and Other Liabilities:
  Deferred investment tax credits (Notes 1 and 2)                                   29,544         31,004
  Deferred taxes on income (Notes 1 and 2)                                         235,846        234,209
  Customers' advances for construction                                              55,772         51,123
  Other (Note 10)                                                                   19,004         22,417
                                                                             ------------------------------
                                                                                   340,166        338,753
-----------------------------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                            $2,339,422     $2,163,224
-----------------------------------------------------------------------------------------------------------
                                                                             ------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED BALANCE SHEETS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/36


(DOLLARS IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                           1997                          1996
COMMON SHAREHOLDERS' EQUITY (NOTE 5):
Common stock, $1 par value, authorized
  70,000,000 shares; issued and outstanding
  50,399,746 and 48,785,846 shares at
  December 31, 1997 and 1996; stated at                          $   53,604                    $   51,990
Premium on capital stock                                            667,203                       635,420
Unamortized capital stock expense                                    (4,216)                       (4,616)
Retained earnings                                                   117,032                       117,360
                                                                 ---------------------------------------------------------
     Total common shareholders' equity                              833,623          45.0%        800,154          47.5%
--------------------------------------------------------------------------------------------------------------------------
REDEEMABLE CUMULATIVE PREFERRED
  STOCK (NOTES 5, 6 AND 8):
$20 par value, authorized 4,500,000 shares for
  all series; outstanding at December 31, 1997 and
  1996; 9.90% Series, zero and 1,900,000 shares                           -                        38,000
                                                                 ---------------------------------------------------------
  Total                                                                   -                        38,000            2.3
--------------------------------------------------------------------------------------------------------------------------
CUMULATIVE PREFERRED STOCK WITH
  MANDATORY SINKING FUNDS (NOTE 5):
Outstanding at December 31, 1997 and 1996:
  5.40% Series, 38,669 and 40,669 shares                                773                           813
  5.20% Series, 36,507 and 38,507 shares                                730                           770
  4.70% Series, 108,006 and 114,006 shares                            2,160                         2,280
                                                                 ---------------------------------------------------------
                                                                      3,663                         3,863
Current sinking fund requirement                                       (200)                         (200)
                                                                 ---------------------------------------------------------
  Total                                                               3,463             .2          3,663             .2
--------------------------------------------------------------------------------------------------------------------------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE
  PREFERRED SECURITIES OF THE COMPANY'S
  SUBSIDIARY TRUST, NVP CAPITAL I,
  HOLDING SOLELY $122.6 MILLION
  PRINCIPAL AMOUNT OF 8.2% JUNIOR
  SUBORDINATED DEBENTURES OF THE
  COMPANY, DUE 2037 (NOTE 6)                                        118,872            6.4              -              -
--------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT
(See Consolidated Schedules of Long-Term Debt)                      895,439           48.4        841,364           50.0
--------------------------------------------------------------------------------------------------------------------------
  Total capitalization                                           $1,851,397          100.0%    $1,683,181          100.0%
--------------------------------------------------------------------------------------------------------------------------
                                                                 ---------------------------------------------------------

See Notes to Consolidated Financial Statements.



CONSOLIDATED SCHEDULES OF CAPITALIZATION

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             37\


(IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------
DECEMBER 31,                                                                          1997           1996

LONG-TERM DEBT (NOTES 7, 8 AND 9):
First mortgage bonds:
  7 1/8% Series I due 1998                                                        $ 15,000       $ 15,000
  7 5/8% Series L due 2002                                                          15,000         15,000
  7.80% Series T due 2009                                                           15,000         15,000
  6.70% Series V due 2022                                                          105,000        105,000
  6.60% Series W due 2019                                                           39,500         39,500
  7.20% Series X due 2022                                                           78,000         78,000
  6.93% Series Y due 1999                                                           45,000         45,000
  8.50% Series Z due 2023                                                           45,000         45,000
  7.06% Series AA due 2000                                                          85,000         85,000
                                                                               ----------------------------
                                                                                   442,500        442,500

Industrial development revenue bonds:
  7.80% due 2020                                                                   100,000        100,000
  5.90% Series 1997A due 2032                                                       52,285              -
  5.90% Series 1995B due 2030                                                       85,000              -
  Variable rate-
     Series 1995A due 2030                                                          76,750         76,750
     Series 1995B due 2030                                                               -         85,000
     Series 1995C due 2030                                                          44,000         44,000
Pollution control revenue bonds:
  6 3/8% due 2036                                                                   20,000         20,000
  5.80% Series 1997B due 2032                                                       20,000              -
  Variable rate-
     Series 1995D due 2011                                                          14,000         14,000
     Series 1995D due 2023                                                           6,300          6,300
     Series 1995E due 2022                                                          13,000         13,000

Less funds held in trust                                                           (52,948)       (52,700)
8.5% Note Due 2000                                                                     300            400
Obligations under capital leases                                                    93,985         97,629
                                                                               ----------------------------
                                                                                   915,172        846,879
Debt premium and discount, being amortized                                               4             (1)
Current maturities and sinking fund requirements                                   (19,737)        (5,514)
-----------------------------------------------------------------------------------------------------------
  Total long-term debt                                                            $895,439       $841,364
-----------------------------------------------------------------------------------------------------------
                                                                               ----------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED SCHEDULES OF LONG-TERM DEBT

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/38


(IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                       1997           1996           1995

BALANCE AT BEGINNING OF YEAR                                       $117,360       $118,860       $119,600
Add-Net Income                                                       83,216         78,868         76,971
                                                                 ------------------------------------------
                                                                    200,576        197,728        196,571
                                                                 ------------------------------------------

Deduct:
  Dividends paid in cash:
     Cumulative preferred stock-
          5.40%, 5.20% and 4.70% Series                                 184            194            204
          9.90% Series (Notes 5 and 6)                                  941          3,762          3,762
     Common stock                                                    79,176         76,412         73,745
                                                                 ------------------------------------------
                                                                     80,301         80,368         77,711

  Redemption of preferred stock
     (Notes 5 and 6)                                                  3,243              -              -
                                                                 ------------------------------------------
                                                                     83,544         80,368         77,711
                                                                 ------------------------------------------
Balance at End of Year                                             $117,032       $117,360       $118,860
-----------------------------------------------------------------------------------------------------------
                                                                 ------------------------------------------

See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             39\


1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
For ratemaking and other purposes, the Company is subject to the jurisdiction of the PUCN and the Federal Energy Regulatory Commission (FERC). The accounting records of the Company are maintained in accordance with the uniform system of accounts prescribed by the FERC and adopted by the PUCN.

     The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, which require the Company to record certain regulatory assets and liabilities.
--------------------------------------------------------------------------------
CONTINUING APPLICABILITY OF FASB 71 The Company's rates are currently subject to approval by the PUCN and are designed to recover the Company's costs of providing services to its customers. A primary difference between a rate regulated entity and an unregulated entity is the timing of recognizing certain assets and expenses for financial reporting purposes. The Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of
Certain Types of Regulation" (FAS 71), prescribes the method to be used to record the financial transactions of a regulated entity. The criteria for applying FAS 71 include the following: (i) rates are set by an independent third party regulator, (ii) approved rates are intended to recover the specific costs of the regulated products or services, (iii) rates set at levels that will recover costs, can be charged to and collected from customers. If the Company determines as a result of competitive changes in Nevada, PUCN orders or otherwise that its business, or a portion of its business, fails to meet any of these three criteria of FAS 71, it may have to eliminate from its Consolidated Financial Statements the related transactions prescribed by the regulators that would not have been recognized if it had been a non-regulated company, which could result in an impairment of or write-off of utility assets. The Company believes, however, that it continues to meet the criteria for operating as a rate regulated entity, as prescribed by FAS 71.

     In July 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on several issues which have arisen due to deregulation of the electric utility industry and the continuing applicability of FAS 71. The EITF reached a consensus that a company should stop applying FAS 71 to a separable portion of its business when deregulatory legislation or a rate order which results in deregulation gives enough detail for the company to reasonably determine how the transition plan to deregulation will effect that separable portion. Once FAS 71 is no longer applied to that separable portion of the business it will be disclosed separately in the company's financial statements. Any regulatory assets and liabilities that originated in that separable portion of the company should be evaluated on the basis of which portion of the business the regulated cash flows to settle them will come from and will not be eliminated until they are recovered, individually impaired or eliminated by the regulator or the portion of the business where the regulated cash flows come from can no longer apply FAS 71. Any new regulatory assets and liabilities are recognized within the portion of the company where the regulated cash flows for their recovery or settlement are derived and are eliminated in the same manner as existing regulatory assets and liabilities as described above.
--------------------------------------------------------------------------------
PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, NVP Capital I. All significant intercompany transactions and balances have been eliminated in consolidation.
--------------------------------------------------------------------------------
USE OF ESTIMATES The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
--------------------------------------------------------------------------------
ELECTRIC REVENUES   The Company bills its customers monthly on a cycle basis
and recognizes the estimated amount of revenue applicable to kilowatthours of energy sold but not yet billed at the end of an accounting period.
--------------------------------------------------------------------------------
DEFERRED ENERGY COST ADJUSTMENTS As permitted by state statute, the Company defers differences between the current cost of fuel plus net purchased power and base energy costs as defined. Any over or under recoveries are deferred in the balance sheet as a current asset or current liability. Under regulations adopted by the PUCN, deferred energy rates are revised at least every 12 months to clear the accumulated deferred balance over a future period. Effective February 1, 1997, explicit capacity costs associated with certain purchased power contracts were included in general rates rather than the deferred energy cost accounting mechanism.
--------------------------------------------------------------------------------
ELECTRIC PLANT The costs of betterments and additions to electric plant and replacements of retirement units of property are capitalized. Such costs include labor, payroll taxes, material, transportation, an allowance for funds used during construction and, where applicable, property taxes. Maintenance is charged with the cost of repairs and minor replacements. Accumulated depreciation is charged for the cost of plant retired, less net salvage.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/40


     Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during 1997, 1996 and 1995 were equivalent to an annual rate of approximately 2.9 percent of the average gross investment in depreciable plant.
--------------------------------------------------------------------------------
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.

     The FERC has prescribed a specific computational method for determining the AFUDC rate. The PUCN has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PUCN. The overall rate of return authorized by the PUCN was 9.66 percent beginning July 1994. The Company's actual AFUDC rate averaged 9.66 percent for 1997, 1996 and 1995.
--------------------------------------------------------------------------------
RECENTLY ISSUED ACCOUNTING STANDARDS The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 128 (FAS 128), Earnings Per Share, which the Company adopted as of December 15, 1997. FAS 128 establishes standards for computing and presenting earnings per share to make them comparable to international earnings per share standards and requires dual presentation of basic and diluted earnings per share for entities with complex capital structures. The adoption resulted in no effect on the computation of the Company's earnings per share.

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 130 (FAS 130), Reporting Comprehensive Income, which is effective for fiscal years beginning after December 15, 1997. FAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. After adoption, the Company expects there will be no material effect on the disclosures in its consolidated financial statements.

     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 131 (FAS 131), Disclosures about Segments of an Enterprise and Related Information, which is effective for financial statements for fiscal years beginning after December 15, 1997. FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Due to recent legislation enacted in Nevada for restructuring the electric utility industry, the Company cannot predict the effect adoption of FAS 131 will have on disclosures in its consolidated financial statements.
--------------------------------------------------------------------------------
FEDERAL INCOME TAXES The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's December 31, 1997 consolidated balance sheet contains a net regulatory asset of $79 million related to federal income taxes. (See Note 10 of "Notes to Consolidated Financial Statements.")

     In November 1991, the PUCN issued an order which allows the Company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $32 million of income taxes will be allowed in future rates.

     Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.
--------------------------------------------------------------------------------
CASH FLOW INFORMATION Cash equivalents, which generally are convertible to cash at par on short notice and mature three months or less from the date of acquisition, are reported as temporary cash investments.

     The Company had no material noncash investing or financing transactions during 1997, 1996 or 1995.
--------------------------------------------------------------------------------
OTHER ACCOUNTING POLICIES The Company uses the equity method of accounting to report immaterial investments in unconsolidated subsidiaries.

     Certain amounts in prior periods have been reclassified to conform to the consolidated financial statement presentation for December 31, 1997.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             41\


2    FEDERAL INCOME AND OTHER TAXES
--------------------------------------------------------------------------------
The total federal income tax expense as set forth in the accompanying Consolidated Statements of Income results in an effective federal income tax rate different from the statutory federal income tax rate for the following reasons:


(DOLLARS IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,             1997                          1996                          1995
-------------------------------------------------------------------------------------------------------------------------------
Federal income tax at statutory rate       $44,954          35.0%        $42,613          35.0%        $40,167          35.0%

Adjustments:
   Investment tax credit amortization       (1,460)          (1.1)        (1,460)          (1.2)        (1,460)          (1.3)
   Other items                               1,731            1.3          1,731            1.4           (916)           (.8)
                                         --------------------------------------------------------------------------------------
Total recorded federal income tax          $45,225          35.2%        $42,884          35.2%        $37,791          32.9%
-------------------------------------------------------------------------------------------------------------------------------
                                         --------------------------------------------------------------------------------------
Federal income taxes included in:
   Operating expenses                      $43,478                       $44,970                       $34,372
   Other miscellaneous, net                  1,747                        (2,086)                        3,419
                                         --------------------------------------------------------------------------------------
                                           $45,225                       $42,884                       $37,791
-------------------------------------------------------------------------------------------------------------------------------
                                         --------------------------------------------------------------------------------------

The current and deferred components of federal income taxes included in operating expenses are as follows:

(IN THOUSANDS)


FOR THE YEARS ENDED DECEMBER 31,                                                           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Current federal income taxes                                                           $ 21,899       $ 39,312       $ 50,367
                                                                                     ------------------------------------------
Deferred federal income taxes:
   Depreciation differences                                                              13,669         16,427          8,323
   Deferred energy costs                                                                 20,848         (3,544)       (15,595)
   Contributions in aid of construction                                                  (6,302)        (7,720)        (4,510)
   Allowance for borrowed funds used during construction                                 (2,406)          (281)           683
   Coal contract buyout                                                                    (787)         1,752         (1,039)
   Other-net                                                                             (1,983)           484         (2,397)
                                                                                     ------------------------------------------
                                                                                         23,039          7,118        (14,535)
                                                                                     ------------------------------------------
Investment tax credit amortization                                                       (1,460)        (1,460)        (1,460)
                                                                                     ------------------------------------------
   Total                                                                                $43,478        $44,970       $ 34,372
-------------------------------------------------------------------------------------------------------------------------------
                                                                                     ------------------------------------------

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


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/42


The net deferred federal income tax liability consists of deferred federal income tax liabilities less deferred federal income tax assets related to:

(IN THOUSANDS)


DECEMBER 31,                                                                1997           1996
--------------------------------------------------------------------------------------------------
DEFERRED FEDERAL INCOME TAX LIABILITIES:
Temporary basis differences-plant                                      $ (95,077)     $(101,596)
Investment tax credits                                                   (29,544)       (31,004)
Excess of tax depreciation over book depreciation                       (133,084)      (121,822)
Coal contract buyout                                                      (1,138)        (1,925)
Accrued taxes                                                             (3,298)        (3,326)
Demand-side program costs                                                   (712)        (2,353)
Debt reacquisition costs                                                  (2,420)        (2,663)
Deferred energy                                                          (10,709)             -
Other                                                                       (116)          (524)
                                                                     -----------------------------
   Total                                                                (276,098)      (265,213)
--------------------------------------------------------------------------------------------------
DEFERRED FEDERAL INCOME TAX ASSETS:
Unamortized investment tax credits                                        15,908         16,694
Refundable customer advances                                              18,920         17,295
Deferred energy                                                                -         10,139
Nonrefundable contributions in aid of construction                        15,017         10,339
Capitalized expenses                                                         (27)          (231)
Supplemental executive retirement plan                                     2,249          1,601
Other                                                                        681          2,281
                                                                     -----------------------------
   Total                                                                  52,748         58,118
--------------------------------------------------------------------------------------------------
Net deferred tax liability                                             $(223,350)     $(207,095)
--------------------------------------------------------------------------------------------------
                                                                     -----------------------------


3    EMPLOYEE BENEFITS
--------------------------------------------------------------------------------
DEFINED CONTRIBUTION RETIREMENT PLAN The Company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and have completed one month of service may become "participants" in the 401(k) Plan. The Company matches 50 percent of a participant's contributions to the 401(k) Plan not to exceed 3 percent of the participants annual compensation. All Company contributions are invested in common stock of the Company. The amounts expensed for Company matching contributions to the 401(k) Plan were $2,074,000 for 1997, $1,821,000 for 1996 and $1,533,000 for 1995.
--------------------------------------------------------------------------------
DEFINED BENEFIT RETIREMENT PLAN The Company has a non-contributory defined benefit retirement plan (PLAN) designed to meet the provisions of the Employee Retirement Income Security Act of 1974. All employees age 21 and over who have completed one year of service with at least 1,000 hours worked participate in the PLAN. Benefits under the PLAN are dependent upon each participant's salary for the highest consecutive 60 months of service and length of service.

     The Company also has a Supplemental Executive Retirement Plan (SERP) in addition to the regular PLAN. Participation is limited to such officers as the Board of Directors may select. Presently, 28 active or retired designated officers and employees participate in the SERP. The SERP will be funded as benefits are disbursed.

     The table on the next page sets forth the funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1997, 1996 and 1995 for both the PLAN and SERP.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 7.5 percent and 4.5 percent in 1997, 8 percent and 4.5 percent in 1996, and 7.25 percent and 4.5 percent in 1995, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1997, 1996 and 1995. PLAN assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

                                                                             43\



RECONCILIATION OF FUNDED STATUS  (IN THOUSANDS)

                                                             PLAN                                         SERP

FOR THE YEARS ENDED DECEMBER 31,              1997           1996           1995           1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefit obligation              $ 78,646       $ 69,822       $ 72,412       $  6,235       $  5,123       $  5,038
   Nonvested benefit obligation              4,904          4,228          4,702          1,217            319            838
                                        ---------------------------------------------------------------------------------------
   Accumulated benefit obligation         $ 83,550       $ 74,050       $ 77,114       $  7,452       $  5,442       $  5,876
-------------------------------------------------------------------------------------------------------------------------------
                                        ---------------------------------------------------------------------------------------
Projected benefit obligation              $110,503       $ 96,592       $103,973       $  9,030       $  6,662       $  7,063
Plan assets at fair value                  100,899         81,564         74,628              -              -              -
                                        ---------------------------------------------------------------------------------------
Plan assets less than projected
   benefit obligation                       (9,604)       (15,028)       (29,345)        (9,030)        (6,662)        (7,063)
Unrecognized prior service costs             5,809          6,386          7,147            515            495            594
Unrecognized net loss                         (292)         2,712         16,000          3,646          1,692          2,492
4th quarter contributions/benefits           1,196            800              -            109            110              -
                                        ---------------------------------------------------------------------------------------
   Pension liability                      $ (2,891)      $ (5,130)      $ (6,198)      $ (4,760)      $ (4,365)      $ (3,977)
-------------------------------------------------------------------------------------------------------------------------------
                                        ---------------------------------------------------------------------------------------
Net pension expense comprised
   the following:
   Service cost                           $  4,304       $  4,843       $  3,351       $    102       $    102       $     96
   Interest cost on projected benefit
      obligation                             7,893          7,642          6,947            544            517            502
   Return on plan assets                   (16,493)        (3,897)       (14,049)             -              -              -
   Net amortization and deferral            10,054         (2,060)         9,125            185            235            160
-------------------------------------------------------------------------------------------------------------------------------
   Net periodic pension cost              $  5,758       $  6,528       $  5,374       $    831       $    854       $    758
-------------------------------------------------------------------------------------------------------------------------------
                                        ---------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
POSTRETIREMENT BENEFITS OTHER THAN PENSIONS    The Company accounts for
postretirement benefits other than pensions in accordance with Statement of Financial Accounting Standards No. 106 (FAS 106), Employers' Accounting for Postretirement Benefits Other Than Pensions. The Company has elected to amortize its transition obligation at January 1, 1993 over a period of 20 years.

   The Company currently provides postretirement medical, dental and vision benefits to employees who have retired. The postretirement health care plan is contributory, and retirees' contributions can be adjusted annually for increases in the cost of providing the benefits. The postretirement health care plan is being funded in amounts not to exceed the lesser of amounts collected from customers through rates or amounts allowable under the Internal Revenue Code as amended from time to time.

   Net periodic postretirement benefit cost for the years ended December 31, 1997, 1996 and 1995 included the following components:

(IN THOUSANDS)

                                                             1997           1996           1995
-------------------------------------------------------------------------------------------------
Service cost                                               $  370         $  406         $  293
Interest cost on projected benefit obligation               1,269          1,223          1,881
Return on assets                                           (1,589)          (543)          (303)
Amortization of transition obligation                       1,532            713          1,198
                                                         ----------------------------------------
  Net periodic postretirement benefit cost                 $1,582         $1,799         $3,069
-------------------------------------------------------------------------------------------------
                                                         ----------------------------------------


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

/44


A reconciliation of the funded status of the plan to the amounts recognized in the Consolidated Balance Sheets as of December 31, 1997 and 1996 is as follows:

(IN THOUSANDS)


                                                                            1997           1996
--------------------------------------------------------------------------------------------------
Retirees                                                                $ (9,901)      $(11,331)
Fully eligible active employees                                             (247)          (182)
Other active employees                                                    (5,348)        (4,552)
                                                                      ----------------------------
Accumulated postretirement benefit obligation                            (15,496)       (16,065)
Fair value of assets                                                       8,665          7,075
                                                                      ----------------------------
Accumulated postretirement benefit obligation in excess of assets         (6,831)        (8,990)
Unrecognized transition obligation                                        14,530         15,498
Unrecognized gain                                                        (11,576)        (9,667)
4th quarter contributions/benefits                                         1,267            174
                                                                      ----------------------------
  Accrued postretirement benefit liability                              $ (2,610)       $(2,985)
--------------------------------------------------------------------------------------------------
                                                                      ----------------------------

The medical cost trend rate assumed for 1998 was 7.0 percent, grading down to
4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretirement benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1997 by $803,000 and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by $60,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1997 was 7.5 percent. The expected rate of return on assets was 8.5 percent in 1997. Assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.


4    SHORT-TERM BORROWINGS
--------------------------------------------------------------------------------
The Company has a $125 million bank revolving credit facility which expires on November 21, 2002, and pays a facility fee based on the Company's senior unsecured debt rating. Borrowing rates under the bank line are determined by both current market rates and the Company's senior unsecured debt rating. There were no short-term borrowings outstanding on the bank line at December 31, 1997 and 1996.


5    CAPITAL STOCK
--------------------------------------------------------------------------------
The changes in common stock shares for 1995, 1996 and 1997 are as follows:

                                                                          SHARES
Outstanding, January 1, 1995                                          45,382,370
Issued under 401(k) Savings Plan                                          77,846
Issued under Stock Purchase and Dividend Reinvestment Plan             1,577,977
----------------------------------------------------------------------------------
Outstanding, December 31, 1995                                        47,038,193
Issued under 401(k) Savings Plan                                          87,889
Issued under Stock Purchase and Dividend Reinvestment Plan             1,659,764
----------------------------------------------------------------------------------
Outstanding, December 31, 1996                                        48,785,846
Issued under 401(k) Savings Plan                                          98,184
Issued under Stock Purchase and Dividend Reinvestment Plan             1,515,716
----------------------------------------------------------------------------------
Outstanding, December 31, 1997                                        50,399,746
----------------------------------------------------------------------------------
                                                                    --------------

Premium on capital stock increased $31.8 million, $35.2 million and $31.9 million during 1997, 1996 and 1995, respectively, due to issuances of common stock. Cash dividends paid per share on common stock were $1.60 each year during 1997, 1996 and 1995.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

                                                                             45\


     On April 30, 1992, the Company issued shares of Redeemable Cumulative Preferred Stock, 9.90% Series with a 10-year dividend period requiring mandatory redemption April 1, 2002. All of this preferred stock was redeemed on April 1, 1997.

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


6    PREFERRED SECURITIES
--------------------------------------------------------------------------------
On April 2, 1997, NVP Capital I (Trust), a wholly-owned subsidiary of the Company, issued 4,754,860 8.2% QUIPS at $25 per security. The Company owns all of the Series A common securities, 147,058 shares issued by the Trust for $3.7 million. The QUIPS and the common securities represent undivided beneficial ownership interests in the assets of the Trust, a statutory business trust formed under the laws of the state of Delaware. The existence of the Trust is for the sole purpose of issuing the QUIPS and the common securities and using the proceeds thereof to purchase from the Company its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendable to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust is the QUIDS. The Company's obligations under the guarantee agreement entered into in connection with the QUIPS when taken together with the Company's obligation to make interest and other payments on the QUIDS issued to the Trust, and the Company's obligations under the Indenture pursuant to which the QUIDS are issued and its obligations under a trust agreement, including its liabilities to pay costs, expenses, debts and liabilities of the Trust, provides a full and unconditional guarantee by the Company of the Trust's obligations under the QUIPS. Financial statements of the Trust are consolidated with the Company's. Separate financial statements are not filed because the Trust is wholly-owned by the Company and essentially has no independent operations, and the Company's guarantee of the Trust's obligations is full and unconditional. The $118.9 million in net proceeds to the Company was used for general corporate utility purposes and the repayment of short-term debt incurred to redeem the Company's $38 million, 9.9% Redeemable Cumulative Preferred Stock on April 1, 1997.


7    LONG-TERM DEBT
--------------------------------------------------------------------------------
None of the long-term debt is held by or for the account of the Company.

     The amounts of long-term debt maturities, including sinking fund requirements, are $19.7 million in 1998, $50.2 million in 1999, $90.4 million in 2000, $3.6 million in 2001 and $20.0 million in 2002, including $4.5 million, $4.9 million, $5.2 million, $3.5 million and $5.0 million for obligations under capital leases, respectively.

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

8    FAIR VALUE OF FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------
Disclosure by the Company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1997, the provisions of FAS 107 apply only to the Company's long-term debt and QUIPS. At December 31, 1996, the provisions of FAS 107 apply only to the Company's long-term debt and redeemable cumulative preferred stock. The Company's redeemable cumulative preferred stock was redeemed on April 1, 1997. (See Note 6 of "Notes to Consolidated Financial Statements.")


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

/46


     In accordance with FAS 107, the Company estimates the fair value of its long-term debt based on quoted market prices for the same or similar issues or on current interest rates available to the Company for debt with similar terms and maturity. The fair value of the Company's redeemable cumulative preferred stock was based on the per share closing price times the number of shares outstanding at December 31, 1996. The book value and estimated fair value of the Company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $821 million and $857 million at December 31, 1997, and $749 million and $782 million at December 31, 1996, respectively. The book value and estimated fair value of the QUIPS were $119 million and $125 million at December 31, 1997, respectively. The book value and estimated fair value of the redeemable cumulative preferred stock were $38 million and $40.4 million at December 31, 1996, respectively. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.


9    COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
LEGAL MATTERS The Company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the Company's financial position, results of operations and net cash flow.

     On February 6, 1997, the PUCN issued its opinion and order in the last phase of the 1995 deferred energy case concerning the prudency of the Company's fuel and purchased power expenditures during the period June 1993 to May 1995, a buyout of a coal supply agreement and a credit to customers related to the use of coal reserves in an unregulated subsidiary company. The PUCN order resulted in a fourth quarter 1996 charge of $5.5 million, net of tax, for amounts disallowed by the PUCN. On May 7, 1997, the Company filed a Petition for Judicial Review in the First District Court in Carson City, Nevada challenging the PUCN's findings which resulted in disallowances.

     The Grand Canyon Trust and Sierra Club filed a lawsuit in the U.S.
District Court, District of Nevada, in February 1998 against the owners of the Mohave Generating Station (Mohave) alleging violations of the Clean Air
Act regarding emissions of sulfur dioxide and particulates. The owners believe the emission limits referenced in the suit are not applicable to
Mohave. The owners previously partnered with the Environmental Protection
Agency (EPA) and the National Park Service on a multi-year study to determine the impacts, if any, of Mohave emissions on visibility in the Grand Canyon
(See Environmental Matters below). The environmental groups want the owners to install pollution control equipment at an estimated cost of $200 to $300 million. The Company owns a 14 percent interest in Mohave. The outcome of this action cannot be determined at this time.
--------------------------------------------------------------------------------
ENVIRONMENTAL MATTERS  The Federal Clean Air Act Amendments of 1990
(Amendments) include provisions for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the Company of no more than $6 million; $3 million has been spent to date.

     Also, the United States Congress authorized the EPA to study the potential impact Mohave may have on visibility in the Grand Canyon area. Results of this study are expected in 1998. The majority owner has estimated that control costs, if required, could total between $200 and $300 million.

     In 1991, the EPA published an order requiring the Navajo Generating Station (Navajo) to install scrubbers to remove 90 percent of sulfur dioxide emissions beginning in 1997. As an 11.3 percent owner of Navajo, the Company will be required to fund an estimated $50.9 million for installation of the scrubbers. The first of three scrubber units was placed in commercial operation in November 1997. At that point, the project was approximately 50 percent complete. The first of the other two units is expected to be on line in 1998 and the last unit in 1999. The Company has spent approximately $40.7 million through December 1997 on the scrubbers' construction. In 1992, the Company received resource planning approval from the PUCN for its share of the cost of the scrubbers.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

                                                                             47\


--------------------------------------------------------------------------------
LEASES In 1984, the Company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1997, are as follows:

(IN THOUSANDS)

1998                                                                  $  3,605
1999                                                                     4,880
2000                                                                     6,156
2001                                                                     6,156
2002                                                                     6,156
Thereafter                                                              86,589
--------------------------------------------------------------------------------
                                                                      $113,542
--------------------------------------------------------------------------------
                                                                    ------------

The amount of imputed interest necessary to reduce the future cash rental payments to present value is $65.9 million as of December 31, 1997.

     Total interest expense on the lease obligation was $5.5 million and total amortization of the leased facility was $(12,000) for the year ended December 31, 1997. The total accumulated amortization of the leased facility on December 31, 1997, was $9.8 million.

     At December 31, 1997, the Company has certain long-term noncancelable operating lease agreements for which the future minimum lease payments are immaterial.
--------------------------------------------------------------------------------
FUEL AND PURCHASED POWER OBLIGATIONS The Company has eight long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1998 to 2016.

     Total payments under these contracts were $51.0 million, $48.6 million and $40.5 million in 1997, 1996 and 1995, respectively. The cost of power obtained under these contracts is included in purchased and interchanged power expense in the Consolidated Statements of Income.

     At December 31, 1997, the estimated future payments for capacity and energy that the Company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:


                                               Accounted for
                                                as Long-Term    Accounted for
                                                   Executory     as Long-Term
(IN THOUSANDS)                                     Contracts    Capital Lease
1998                                                $ 39,050         $ 12,373
1999                                                  21,376           11,844
2000                                                  11,297           11,315
2001                                                       -           10,786
2002                                                       -           10,282
Thereafter                                                 -          101,404
--------------------------------------------------------------------------------
Total minimum payment                               $ 71,723          158,004
------------------------------------------------------------
                                                  ----------
Less amount representing estimated
   executory costs included in total
   minimum payment                                                    (86,248)
                                                                   -------------
Net minimum payments                                                   71,756
Less amount representing interest                                     (25,442)
                                                                   -------------
Present value of net minimum payments                                $ 46,314
--------------------------------------------------------------------------------
                                                                   -------------

Total interest expense on the purchase power obligation accounted for as a capital lease was $4.6 million and total amortization was $5.2 million in 1997. Total accumulated amortization was $36.7 million as of December 31, 1997.

     The Company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1999 to 2007.

     Costs of approximately $18.1 million, $25.9 million and $25.0 million were incurred under the long-term coal contracts in 1997, 1996 and 1995, respectively.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

/48


     In addition, the Company has long-term transportation arrangements with railway companies to transport coal to the Reid Gardner Generating Station and a coal railcar lease. The contracts expire in 1999, 2000 and 2011.

     Costs of approximately $15.0 million, $18.5 million and $20.9 million were incurred under the coal transportation contracts in 1997, 1996 and 1995, respectively.

     At December 31, 1997 the estimated future payments for purchase and transportation of coal that the Company is obligated to purchase under these contracts are as follows:


(IN THOUSANDS)
                                            Coal Transportation       Coal Use
1998                                                    $14,070       $ 14,652
1999                                                     13,278         14,754
2000                                                     12,111         12,223
2001                                                      1,012         12,468
2002                                                      1,012         12,717
Thereafter                                                9,026         60,018
                                        ----------------------------------------
                                                        $50,509       $126,832
--------------------------------------------------------------------------------
                                        ----------------------------------------

--------------------------------------------------------------------------------
CONSTRUCTION Certain commitments have been incurred at December 31, 1997, in connection with the 1998 construction budget. Construction expenditures are estimated at $295 million, excluding AFUDC, for 1998.


10   OTHER DEFERRED CHARGES AND CREDITS
--------------------------------------------------------------------------------
OTHER DEFERRED CHARGES At December 31, 1997, other deferred charges include a regulatory asset of $95.1 million and a deferred tax asset of $15.9. The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.

     At December 31, 1997, organizational study, early retirement and severance costs of $4 million are included in other deferred charges as a regulatory asset and are being amortized over an eight-year period effective February 1994 as approved in an order issued by the PUCN in 1994. These costs are a result of the completion of a comprehensive organizational study started in 1993.

     Other deferred charges as of December 31, 1997, also include $33.9 million for deferred federal income taxes on customer advances for construction and $1.1 million for conservation programs.
--------------------------------------------------------------------------------
OTHER DEFERRED CREDITS Other deferred credits as of December 31, 1997, include a regulatory liability of $15.9 million representing amounts to be refunded to customers in the future as a result of the Company adopting FAS 109.


11   INTERESTS IN JOINTLY OWNED ELECTRIC UTILITY FACILITIES
--------------------------------------------------------------------------------
At December 31, 1997, the Company owned the following undivided interests in jointly owned electric utility facilities:

                                                                Company's Share of
----------------------------------------------------------------------------------------------------------------
                                                                                                  Construction
                                     Percent Owned          Plant    Accumulated      Net Plant        Work In
(IN THOUSANDS)                          by Company     In Service   Depreciation     In Service       Progress
FACILITY
Navajo Generating Station                     11.3       $173,856       $ 74,767       $ 99,089       $ 19,300
Mohave Generating Station                     14.0         76,971         28,387         48,584            937
Reid Gardner Unit
   No. 4 Generating Station                   32.2        140,111         44,514         95,597          1,153
                                                       ---------------------------------------------------------
   Total                                                 $390,938       $147,668       $243,270        $21,390
----------------------------------------------------------------------------------------------------------------
                                                       ---------------------------------------------------------

The amounts above for Navajo and Mohave include the Company's share of transmission systems and general plant equipment and, in the case of Navajo, the Company's share of the jointly owned railroad which delivers coal to the plant. Each participant provides its own financing for all of these jointly owned facilities. The Company's share of operating expenses for these facilities is included in the corresponding operating expenses in the Consolidated Statements of Income.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

                                                                             49\


12   QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------


(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                 March 31       June 30     September 30    December 31
1997:
Electric Revenues                                        $155,355       $199,970       $284,994       $158,829
Operating Income                                           19,441         32,297         66,483         18,975
Net Income                                                  8,570         18,870         52,747          3,029
Earnings Available for Common Stock                         7,583         18,823         52,701          2,984
Earnings per Average Common Share                             .15            .38           1.06            .06
Dividends per Common Share                                    .40            .40            .40            .40
Common Stock Price per Share:
High                                                           20 25/32       21 1/2         22 3/16        27 5/8
Low                                                            19 3/4         19 3/8         20 5/8         20 5/8
------------------------------------------------------------------------------------------------------------------
1996:
Electric Revenues                                        $147,128       $199,468       $293,536       $165,242
Operating Income                                           14,678         33,239         69,272         15,041
Net Income (Loss)                                           3,518         21,182         57,435         (3,267)
Earnings (Loss) Available for Common Stock                  2,529         20,192         56,446         (4,255)
Earnings (Loss) per Average Common Share                      .05            .42           1.17           (.09)
Dividends per Common Share                                    .40            .40            .40            .40
Common Stock Price per Share:
High                                                           22 7/8         22             21 3/4         20 7/8
Low                                                            21 1/8         19 3/4         19 7/8         20
------------------------------------------------------------------------------------------------------------------

The business of the Company is seasonal in nature and it is management's opinion that comparisons of earnings for the quarters do not give a true indication of overall trends and changes in the Company's operations.

     The fourth quarter of 1996 reflects a write-off of $5.5 million, net of tax, or 11 cents per average common share resulting from the PUCN order in the 1995 deferred energy case.

     High and low common stock prices shown are as reported by the Wall Street Journal as New York Stock Exchange Composite Transactions. The common stock is also listed on the Pacific Exchange.

     Holders of common stock are entitled to dividends as are declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the Company to quarterly cumulative dividends as declared by the Board of Directors. The Company has paid quarterly dividends on its common stock since August 1954.

     The Company had 49,174 shareholders of record of common stock at December 31, 1997.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NEVADA POWER COMPANY                   1997                       ANNUAL REPORT

/50


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NEVADA POWER COMPANY:

We have audited the consolidated balance sheets and schedules of capitalization and long-term debt of Nevada Power Company as of December 31, 1997 and 1996, and the related consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Las Vegas, Nevada
February 13, 1998




REPORT OF INDEPENDENT AUDITORS


NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

                                                                             51\


The management of Nevada Power Company is responsible for the consolidated financial statements presented in this report. Management prepared the consolidated financial statements in conformity with generally accepted accounting principles applicable to public utilities which are consistent in all material respects with the accounting prescribed by the Public Utilities Commission of Nevada and the Federal Energy Regulatory Commission. In preparing the consolidated financial statements, management made informed judgments and estimates relating to events and transactions being reported.

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

     The consolidated financial statements have been audited by Deloitte & Touche LLP, independent auditors. The auditors provide an objective, independent review as to management's discharge of its responsibilities as they relate to the fairness of reported operating results and financial condition. Their audit includes procedures which provide them reasonable assurance that the consolidated financial statements are not misleading and includes a review of the Company's system of internal accounting and financial controls and a test of transactions.

     The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of consolidated financial statements and the ongoing examination of the Company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche LLP and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche LLP and the internal audit staff have complete and free access to the Audit Committee.


REPORT OF MANAGEMENT

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT

/52


                                                             1997           1996           1995           1994           1993
SUMMARY OF OPERATIONS
(IN THOUSANDS, EXCEPT PER
SHARE AMOUNTS):
Electric Revenues:

Residential                                           $   358,921    $   354,883    $   319,373    $   331,671    $   267,941
Commercial and industrial                                 380,531        394,743        383,080        380,223        326,006
Other electric sales                                       48,749         45,683         38,700         43,732         48,504
Miscellaneous                                              10,947         10,065          8,828          8,532          9,321
                                                     --------------------------------------------------------------------------
                                                          799,148        805,374        749,981        764,158        651,772
                                                     --------------------------------------------------------------------------
Net Income (a)                                             83,216         78,868         76,971         81,870         73,548
Dividend Requirements on Preferred Stock                    1,125          3,956          3,966          3,976          3,986
Earnings Available for Common Stock (a)               $    82,091    $    74,912    $    73,005    $    77,894    $    69,562
Weighted Average Number of Common
   Shares Outstanding                                      49,691         47,976         46,288         42,784         39,482
Earnings per Average Common Share (a)                 $      1.65    $      1.56    $      1.58    $      1.82    $      1.76
Dividends per Common Share                            $      1.60    $      1.60    $      1.60    $      1.60    $      1.60
CAPITALIZATION (IN THOUSANDS,
   EXCEPT PER SHARE AMOUNTS):
Long-Term Debt                                        $   895,439    $   841,364    $   799,999    $   712,571    $   716,589
Company-obligated Mandatorily Redeemable
   Preferred Securities of the Company's
   Subsidiary Trust, NVP Capital I                        118,872              -              -              -              -
Cumulative Preferred Stock                                      -         38,000         38,000         38,000         38,000
Cumulative Preferred Stock with Mandatory
   Sinking Funds                                            3,463          3,663          3,863          4,064          4,264
Common Shareholders' Equity                               833,623        800,154        764,361        731,749        645,924
Book Value per Common Share                           $     16.54    $     16.40    $     16.25    $     16.12    $     15.56
RETURN ON COMMON SHAREHOLDERS' EQUITY                       9.85%          9.36%          9.55%         10.64%         10.77%
ELECTRIC PLANT INVESTMENT
   (IN THOUSANDS):

Gross                                                 $ 2,607,917    $ 2,411,901    $ 2,247,923    $ 2,079,694    $ 1,901,448
Depreciated                                             1,960,709      1,819,330      1,701,120      1,584,003      1,450,146
TOTAL ASSETS (IN THOUSANDS)                           $ 2,339,422    $ 2,163,224    $ 2,073,050    $ 1,907,389    $ 1,809,337
CONSTRUCTION EXPENDITURES
   EXCLUDING AFUDC (IN THOUSANDS)                     $   210,971    $   179,981    $   176,395    $   179,674    $   157,458
OPERATING AND SALES DATA:
Generating Capacity and Firm Purchases
   (Megawatts)                                              3,621          3,858          3,525          3,462          3,488
Peak Load (Megawatts)                                       3,469          3,332          3,066          2,920          2,681
Electric Sales (Megawatthours)                         14,596,228     13,697,059     12,109,355     11,942,724     11,155,270
Number of Customers (Year-End)                            518,391        487,064        454,166        428,286        403,875
Average Annual Kilowatthour Sales per
   Residential Customer                                    12,757         13,199         12,367         13,605         13,008
NUMBER OF EMPLOYEES (YEAR-END)                              1,909          1,792          1,761          1,759          1,741
-----------------------------------------------------------------------------------------------------------------------------

(a) Amount for 1993 includes write-offs for deferred energy costs and preliminary study costs for a cancelled coal-fired generating station project. Amount for 1994 includes other income from the resolution of a regulatory investigation of replacement power costs resulting from a 1985 generating station accident. Amount for 1996 includes a write-off resulting from the PUCN order in the 1995 deferred energy case.


STATISTICAL SUMMARY 1997-1993

NEVADA POWER COMPANY                    1997                     ANNUAL REPORT