Form 10-K405, Exhibit 13
period 1998-12-31
NEVADA POWER CO
filed 1999-03-19
CIK 71180

   MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
-------------------------------------------------------------------------------
|  RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
GENERAL

     In 1998, earnings per share decreased as compared to 1997, due to increased average shares of common stock outstanding. Earnings for 1998 increased as compared to 1997 due to higher kilowatthour sales from customer growth.

     In 1997, earnings increased, as compared to 1996, due primarily to the $5.5 million, net of tax, write-off recorded in the fourth quarter of 1996 resulting from the Public Utilities Commission of Nevada (PUCN) (previously the Public Service Commission of Nevada) order in the 1995 deferred energy case.

     Average shares of common stock outstanding for 1998 increased by 1.3 million shares compared to 1997 and by 1.7 million shares for 1997 compared to 1996, as a result of the sale of shares through the Stock Purchase and Dividend Reinvestment Plan (SPP). Beginning in the third quarter of 1998, the Company began using open market purchases of its common stock to meet the requirements of the SPP.

REVENUES

     Revenues during 1998, 1997 and 1996 were $874 million, $799 million and $805 million, respectively.

     The 9.3 percent increase in 1998 as compared to 1997 was primarily a result of an energy rate increase effective February 1, 1998 and higher kilowatthour sales.

     The .8 percent decrease in 1997 as compared to 1996 was primarily a result of an energy rate decrease effective February 1, 1997.

INCREASE (DECREASE) IN REVENUE FROM PRIOR YEAR

Nature of Increase (Decrease) (In millions)        1998      1997      1996
-----------------------------------------------------------------------------
Kilowatthour sales                                 $36.4   $  44.1    $ 86.2
General rate changes                                   -     111.7         -
Deferred energy adjustments                         30.0     (25.8)    (27.1)
Fuel cost base rate changes                            -    (137.3)     (4.5)
Other                                                8.1       1.1        .8
-----------------------------------------------------------------------------
Total increase (decrease)                          $74.5   $  (6.2)   $ 55.4
=============================================================================

FUEL AND PURCHASED POWER

     Fuel expense increased $10.8 million in 1998, as compared with 1997, primarily due to increased generation.

     In 1998, as compared to 1997, purchased power expense increased 2.2 percent due to higher average purchased power prices.

     Fuel expense increased $26.6 million in 1997, as compared with 1996, primarily due to higher average fuel prices and increased generation.

     In 1997, as compared to 1996, purchased power expense increased 5.1 percent due to higher average purchased power prices.

     Effective February 1, 1998 the PUCN granted Nevada Power Company (Company) an energy rate increase of $45.6 million. Effective February 1, 1997, the PUCN granted the Company a decrease of $45.0 million in energy rates.

     In 1998, the Company deferred $27.0 million of increased energy costs for collection in a later period and refunded $2.7 million of energy cost decreases which had been previously deferred. In 1997, the Company deferred $27.8 million of increased energy costs for collection in a later period and refunded $32.6 million of energy cost decreases which had been previously deferred. In 1996, the Company deferred $14.5 million of decreased energy costs for refund in a later period and refunded $5.7 million of energy cost decreases which had been previously deferred. Recovery of fuel expenses is administered under the state's deferred energy cost accounting procedures. (See Note 1 of "Notes to Consolidated Financial Statements.") Under the deferred energy procedure, changes in the costs of fuel and purchased power are reflected in customer rates through annual rate adjustments and do not affect earnings.

     The following tables summarize kilowatthour data.
                                     1998              1997              1996
-----------------------------------------------------------------------------
SOURCE OF KILOWATTHOURS SOLD
Company generation                     56%               54%               50%
Hoover Dam hydroelectric                5                 4                 4
Purchased power                        39                42                46
-----------------------------------------------------------------------------
                                      100%              100%              100%
=============================================================================
COMPANY GENERATED KILOWATTHOURS BY FUEL SOURCE
Coal                                   67%               67%               76%
Natural Gas                            33                33                24
-----------------------------------------------------------------------------
                                      100%              100%              100%
=============================================================================

                                       32
-----------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

--------------------------------------------------------------------------------
                                  1998              1997              1996
--------------------------------------------------------------------------------
FUEL COSTS PER KILOWATTHOUR
Coal                              1.15 cents        1.39 cents        1.39 cents
Natural Gas                       2.35              2.25              1.95
--------------------------------------------------------------------------------

OTHER OPERATING EXPENSES AND TAXES

     Other operations expense increased $11.9 million in 1998 primarily due to increased costs for outside services, computer software and maintenance, administrative and general salaries and pension costs.

     The level of maintenance and repair expenses depends primarily upon the scheduling, magnitude and number of unit overhauls at the Company's generating stations. In 1998, these expenses decreased by $3.0 million due primarily to decreased maintenance expense at the Reid Gardner Generating Station. In 1997, these expenses increased by $7.7 million due primarily to increased maintenance expense at the Reid Gardner and Clark Generating Stations.

     Depreciation expense increased $7.3 million in 1998 and $4.5 million in 1997 because of a growing electric plant asset base.

OTHER INCOME AND EXPENSES
     Other miscellaneous, net expense decreased by $4.4 million in 1997 due primarily to the $5.5 million, net of tax, write-off recorded in the fourth quarter of 1996 resulting from the PUCN order in the 1995 deferred energy case.

INTEREST DEDUCTIONS
     Interest on long-term debt increased by $6.2 million in 1998 primarily due to the issuance in November 1997 of the new Series 1997A $52.3 million Industrial Development Revenue Bonds (IDBs) and Series 1997B $20 million Pollution Control Revenue Bonds (PCRBs) and the remarketing at fixed rates in January 1998 of variable rate revenue bonds $76.75 million Series 1995A, $44 million Series 1995C, $20.3 million Series 1995D and $13 million Series 1995E.
     Other interest expense increased by $4.5 million in 1998 primarily due to increased short-term borrowing.

DISTRIBUTION REQUIREMENTS ON COMPANY-OBLIGATED PREFERRED SECURITIES
     Distribution requirements on company-obligated preferred securities of a subsidiary trust increased by $3.8 million due to the issuance in April 1997 of the 8.2% Quarterly Income Preferred Securities (QUIPS) and the issuance in October 1998 of the 7 3/4% Trust Issued Preferred Securities (see Note 7 of "Notes to Consolidated Financial Statements").

  |   LIQUIDITY AND CAPITAL RESOURCES
-------------------------------------------------------------------------------
CASH FLOWS

     Overall net cash flows increased during 1998, as compared to 1997, primarily due to more cash being provided by operating and financing activities partially offset by more cash being used in investing activities. The increase in cash being provided by operating activities was mainly due to an energy rate increase effective February 1, 1998. The increase in cash used in investing activities was primarily due to increased construction expenditures. The increase in net cash provided by financing activities was mainly due to increased short-term borrowing.

     Overall net cash flows increased during 1997, as compared to 1996, as a result of more cash being provided by financing activities partially offset by less cash being provided by operating activities and more cash being used in investing activities. The energy rate decrease effective February 1, 1997 was the primary cause of the decrease in cash being provided by operating activities partially offset by timing differences in federal income tax payments. The increase in cash used in investing activities was due to increased construction expenditures. The increase in cash being provided by financing activities was a result of the issuance of the Series A, 8.2% QUIPS by the Company's subsidiary Trust, NVP Capital I (see Note 7 of "Consolidated Financial Statements") and the issuance of the Series 1997B $20 million PCRBs.

MERGER

     On April 30, 1998, the Company and Sierra Pacific Resources announced that their boards of directors unanimously approved an agreement providing for a proposed merger of equals. On July 7, 1998, Sierra Pacific Resources and the Company issued a press release announcing the filing of a joint merger application with the PUCN for approval of their proposed merger. Stockholders of both companies voted to approve the proposed merger. In December 1998, the PUCN approved the proposed merger with conditions which the companies have accepted. Further regulatory approvals are required including the Securities and Exchange Commission (SEC), the Federal Energy Regulatory Commission (FERC) and the Department of Justice. (See Note 2 of "Notes to Consolidated Financial Statements.")

RESOURCE DEVELOPMENT AND CONSTRUCTION PROGRAMS

     Pursuant to Nevada law, every three years the Company is required to file with the PUCN a forecast of electricity demands for the next 20 years and the Company's plans
                                      33
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
--------------------------------------------------------------------------------

to meet those demands. The Company filed its 1997 Resource Plan on June 3, 1997. On October 20, 1997, the PUCN rendered a decision on this plan. Among the major items in the Company's 1997 Resource Plan which were approved by the PUCN are the following:

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

     A status report to the PUCN on the above projects was filed in February of 1999. The resource plan was approved and developed before the approval of restructuring legislation. See the Industry Restructuring section. (Also see
Note 2 of "Notes to Consolidated Financial Statements.")

     Budgeted construction expenditures for 1999 and 2000 are $245 million and $225 million, respectively, excluding allowance for funds used during construction.

     For the next five years customer growth is estimated to average 4.6 percent per year while demand for electricity is estimated to increase by an average of
5.2 percent per year.

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

FINANCIAL STRATEGIES
     Rapid growth continues to be forecasted for the Company's service territory for 1999 and into the next century. As in the past, the Company will rely upon the financial markets to provide a substantial portion of the funds to build necessary Company-owned facilities. Customer growth averaged 6.5 percent annually during the three years ended December 31, 1998.

     During this period of continued rapid growth, the Company is committed to maintaining shareholder value by utilizing a balanced and flexible financing approach using low cost financing whenever possible, reducing costs and seeking legislative and regulatory support as needed.

CAPITALIZATION
     The Company may utilize internally generated cash and the proceeds from IDBs, unsecured borrowings and preferred securities to meet capital expenditure requirements through 2000.

NEW FINANCING CAPACITY
     Under the tests required by the Company's FMBs and the terms of its preferred stock issues, as of December 31, 1998, the Company could issue up to $689 million of additional FMBs at an assumed interest rate of 7.5 percent and up to $400 million of additional preferred stock at an assumed dividend of 7.5 percent.

     Under the terms of the merger agreement with Sierra Pacific Resources, the Company is limited to $350 million in additional debt financing. A portion of the limit, $72 million, was used when the 7 3/4% Trust Issued Preferred Securities were issued in 1998. The Company ceased issuing new common equity in September 1998 in compliance with the merger agreement limitation on the number of common shares outstanding. The limitation on financing expires upon completion of the proposed merger or October 1999, whichever happens first.

     On August 21, 1997, the Company received approval from the PUCN to issue and sell up to $213 million of preferred stock, tax advantaged preferred stock and/or common stock through public or private offerings, the Company's SPP, the Company's 401(k) plan or any other method deemed appropriate. Approval was also received to issue and sell $487 million of tax-exempt, taxable, tax advantaged and/or any other type of debt the Company determines to be appropriate at the time. The Company
                                      34
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
-------------------------------------------------------------------------------

also received approval to secure any of the debt through the issuance and pledge of first mortgage bonds only if it cannot, at the time of issuance, economically and effectively issue investment grade unsecured debt. The financing approval expires on December 31, 1999.

EARNINGS TO INTEREST AND PREFERRED DIVIDENDS COVERAGE
     For the year 1998, the ratio of earnings to interest charges was 2.49 times compared to 2.76 times in 1997. The ratio of earnings to interest charges plus preferred dividends was 2.48 times in 1998 compared to 2.70 times in 1997.

COMMON EQUITY
     Under the SPP, the Company issued $19.7 million of its common stock in 1998. Beginning in the third quarter of 1998, the Company began using open market purchases of its common stock to meet the requirements of the SPP.(See
Note 5 of "Notes to Consolidated Financial Statements.") At year end, common equity represented 44.2 percent of total capitalization.

CUMULATIVE QUARTERLY INCOME PREFERRED SECURITIES
     In October 1998, NVP Capital III (Trust), a wholly-owned subsidiary of the Company, issued 2,800,000 7 3/4% Cumulative Quarterly Trust Issued Preferred Securities at $25 per security. The Company owns all the common securities, 86,598 shares issued by the Trust for $2.2 million. The $70 million in net proceeds to the Company were used for general corporate utility purposes including the repayment of short-term debt. (See Note 7 of "Notes to Consolidated Financial Statements.")

SHORT-TERM DEBT
     The Company has PUCN approval for authority to issue short-term unsecured promissory notes not to exceed $225 million with such authorization to expire on December 31, 1999 and has a committed bank line for $125 million which expires on November 21, 2002. The short-term financing is expected to be utilized to fund some of the Company's construction expenditures until long-term financing is secured. At December 31, 1998, the Company had $105 million outstanding on this line with a weighted average interest rate of 6.8%.

     In April 1998, the Company obtained an additional $50 million bank revolving credit facility which expires on April 16, 1999 and pays a facility fee based on the Company's senior unsecured debt rating. Borrowing rates under the bank line are determined by both current market rates and the Company's senior unsecured debt rating. At December 31, 1998, the Company had no balance outstanding on this line.

LONG-TERM DEBT
     On January 29, 1998, the Company remarketed at fixed rates $141.05 million Clark County, Nevada (Nevada Power Company Project) variable rate revenue bonds consisting of $76.75 million Series 1995A IDBs due 2030 at 5.6 percent, $44 million Series 1995C IDBs due 2030 at 5.5 percent and $20.3 million Series 1995D PCRBs with $14 million due 2011 at 5.3 percent and $6.3 million due 2023 at 5.45 percent. On the same date, $13 million Coconino County, Arizona (Nevada Power Company Project) Series 1995E PCRBs due 2022 were remarketed at a 5.35 percent fixed rate. The Company also remarketed $85 million Series 1995B Clark County, Nevada (Nevada Power Company Project) variable rate IDBs due 2030 at a 5.9 percent fixed rate on November 24, 1997.

     A discussion of long-term debt maturities, including sinking fund requirements, is contained in Note 8 of "Notes to Consolidated Financial Statements."

REGULATION
     The PUCN allows recovery of costs on an historical test year in setting rates charged to customers for electrical service. (See Industry Restructuring section.)

     Environmental expenditures made by the Company are currently being recovered through customer rates. A discussion of pending environmental matters is contained in Note 10 of "Notes to Consolidated Financial Statements."

PENDING AND CONCLUDED RATE MATTERS
     On January 8, 1998, the PUCN approved a $45.6 million energy rate increase effective February 1, 1998. The Company requested the increase to recover higher costs for natural gas and purchased power.

     In April 1998, the Company filed a request with the PUCN for authorization to increase energy rates under the state's deferred energy accounting procedures by approximately $43 million for increased energy costs and $9.9 million for remaining issues from the 1997 deferred energy rate case. On October 6, the PUCN approved $7.4 million of the $9.9 million increase requested in connection with the 1997 deferred energy rate case. The effective date for $6.2 million of the increase was November 1, 1998. The remaining $1.2 million was deferred to a future general rate case.
                                      35
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
-------------------------------------------------------------------------------

     The $43 million energy rate increase request was dismissed by the PUCN on July 15, 1998. After the dismissal, the Company immediately filed a request with the PUCN for authorization to increase energy rates by approximately $49 million using a different test period. Because of the October 6 decision in the 1997 deferred energy rate case referred to in the preceding paragraph, this case was refiled with the PUCN on January 20, 1999 and reduced to $43.6 million. On February 25, 1999, the PUCN approved a $35.6 million energy rate increase effective March 1, 1999. A total of $7.5 million was deferred to a future general rate case. The Company was ordered to write-off the carrying charges accrued on the $7.5 million.

     The table below summarizes the rate adjustments that have been granted to the Company during the past three years.

SUMMARY OF RATE ADJUSTMENTS 1996 THROUGH 1998
Effective Date        Nature of Increase (Decrease)   Amount (In millions)
--------------------------------------------------------------------------
February 1, 1997      Energy rate decrease                         $(45.0)
February 1, 1998      Energy rate increase                           45.6
November 1, 1998      Energy rate increase                            6.2
--------------------------------------------------------------------------

RECENTLY ISSUED ACCOUNTING STANDARDS
     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities, which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. (See
Note 1 of "Notes to Consolidated Financial Statements.")

INDUSTRY RESTRUCTURING
     In July 1997, the Governor of the state of Nevada signed into law Assembly Bill 366 (AB366) which provides for competition to be implemented in the electric utility industry in the state no later than December 31, 1999.
However, in early February 1999, the PUCN recommended to the state legislature that the start date for competition be delayed to allow more time for consideration of issues as a result of restructuring. The PUCN did not provide the legislature with a recommendation for a new start date. In August 1997, the PUCN opened an investigatory docket of the following issues to be considered as a result of restructuring of the electric industry.

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

     The following are highlights of restructuring activity:

     Designation of Services as Potentially Competitive or Noncompetitive
     On August 20, 1998 the PUCN issued a final order designating certain services as potentially competitive or noncompetitive. The PUCN deemed that generation and aggregation had already been designated potentially competitive as a result of AB366. Additionally, the PUCN deemed customer services, metering and billing as potentially competitive services. However, the PUCN also authorized the regulated electric distribution utility to provide billing and customer service to its customers (i.e. alternative sellers) for any services provided to those customers.
                                       36
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
-------------------------------------------------------------------------------
     Affiliate Transaction Rules
     On December 18, 1998, the PUCN issued a final rule dealing with business transactions between regulated electric and gas distribution companies and affiliates providing potentially competitive services. The rule includes a prohibition on the use of the corporate utility name and logo by affiliates. Any statement of affiliation to the regulated distribution company used by an affiliate must include a lengthy and no less prominently displayed disclaimer. The rule also prohibits the sharing of corporate services without prior PUCN approval.

     Distribution Non-price Terms and Conditions
     The PUCN issued an order adopting final regulations for non-price terms and conditions of distribution services on January 7, 1999. In this order, the PUCN delineated the roles and responsibilities of the electric distribution utility and the alternative sellers for various processes and procedures including new service connections, change orders, basic maintenance processes, etc.

     Provider of Last Resort
     The provider of last resort (PLR) will provide electric service to customers who choose not to choose and to customers who are not able to obtain service from an alternative seller. There have been several workshops and hearings held on the PLR issue and more discussion of the issue is anticipated. A final order is expected sometime in the first quarter of 1999.

     Compliance Plans
     The Company will prepare a compliance filing showing bundled and unbundled costs of service in April 1999. Costs will be unbundled into 26 different categories, which are broadly characterized as potentially competitive and noncompetitive services. Rates for unbundled noncompetitive services, mainly distribution services, are anticipated to be submitted to the PUCN in November 1999, or 15 days after the unbundling decision is finalized. Rates for noncompetitive services will be effective on the day retail access begins. The rates for noncompetitive services will be frozen for three years, in accordance with the terms of the merger order.

     Past Costs
     Past costs, which are commonly referred to as stranded costs in other jurisdictions, are a restructuring issue that will be addressed in 1999. AB366 defines the legal criteria which must be met in order to recover past costs.
The PUCN has conducted several workshops on past costs in which various topics were discussed, including the characteristics that define recoverable past costs, criteria for evaluating the effectiveness of mitigation efforts, options for cost recovery mechanisms and identification of applicable tax and accounting issues.

     On February 11, 1999, the PUCN issued a revised proposed rule that specifies the information a utility must include in its request for recovery of past costs. This version of the proposed rule may be changed again before being adopted as final based on comments from the parties and additional hearings.
The final rule is expected to include the submission of filings to recover past costs, which will likely be 45 days after the order from the compliance filing is issued. The Company estimates this to be mid-November 1999.

     The Company has not completed an estimate of its past costs, since such a calculation is dependent on a variety of issues related to restructuring which are not fully resolved at this time.

     Independent Scheduling Administrator
     The move to retail competition in various states has included the establishment of an entity to ensure reliable operation of transmission systems and to assure equal and non-discriminatory access to those systems by all alternative sellers. In California, an independent system operator (ISO) was established. An ISO was also established in the Midwest. Similar to a proposal being developed in Arizona, Nevada stakeholders are pursuing the development of an independent scheduling administrator (ISA) to address these functions as part of the move to retail open access in Nevada. In time, it is expected that regional entities, either ISO's or independent transmission companies, will be established to perform these functions. The Company therefore considers the ISA to be an interim solution that would facilitate retail open access in Nevada while regional solutions develop. The PUCN issued an order providing guidance to the parties on the development of an interim ISA on October 12, 1998. The parties, including the Company, began a consensus process to develop the ISA. The efforts of the established working group continue. The Company expects to file a proposal with the FERC by the second quarter of 1999 to establish an ISA.

     The deregulation of the electric utility industry has caused a reevaluation of current accounting guidelines for electric utilities. A discussion of this subject is included in Note 1 of "Notes to Consolidated Financial Statements."
                                      37
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

    MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS
-------------------------------------------------------------------------------
YEAR 2000
     The Company has made Year 2000 readiness a top priority for all of its departments. With the oversight of several officers, the Company is committed to reviewing all of its computers, software programs and electrical systems to verify that appropriate actions are being taken in order to be Year 2000 ready, including the ability to process, calculate, compare and sequence date data into the next century, and to make all necessary leap year corrections.

     A plan is in place and has been largely implemented to identify and correct problems related to the Year 2000 issue and to test remediated systems, including verification of the level of Year 2000 readiness of business partners and suppliers. The responses of business partners and suppliers are evaluated
individually and responded to as appropriate.   A centralized data base is used
to identify and track the progress of Year 2000 readiness activities Company-wide. A centralized control over incoming correspondence and inquiries relating to Year 2000 and external communication efforts is being maintained. The Company's general purchasing policy requires that all newly purchased products be Year 2000 ready or designed to allow the Company to determine whether such products present Year 2000 issues.

     The Company's Year 2000 readiness activities are tracked and reported monthly to the North American Electric Reliability Council (NERC), an association of all segments of the electric industry - investor-owned, federal, rural electric cooperatives, state/municipal and provincial utilities, independent power producers, and power marketers, with the general mission to promote the reliability of the electricity supply for North America.

     Overall status for the Company as of January 29, 1999 shows identification and assessment of potential problems at 95% complete and remediation/testing at 75% complete. This status is within the NERC guidelines and the Company's Year 2000 Project Schedule which calls for the Company to achieve Year 2000 readiness by the end of June 1999. Significant progress has been made in addressing Year 2000 readiness needs within the Company's data center, its Energy Management System (EMS), its generation plants and other facilities. Seven generation units have been successfully tested to date, with the remaining units scheduled
for remediation and testing in the coming months.    One generation unit will be
remediated and tested in September of 1999 to conform with its annual scheduled maintenance outage, however, this unit is similar to others in the Company's system which will have been remediated and tested by the end of June 1999. No material difficulties are anticipated at that time.

     Even though the Company is confident that its critical systems will be fully remediated by July 1999, the Company has initiated a corporate-wide process of Year 2000 contingency planning. Contingency planning will likely be partially affected by the responses received from business partners and suppliers received in upcoming months, as well as the Company's determination of the reasonably worst case scenario. The contingency plan is scheduled to be finalized by the second quarter of 1999. The Company is also working with utility and non-utility suppliers, generation and transmission operators and regional organizations to develop external contingency plans, where appropriate. Due to the need to assess the readiness of business partners, suppliers, and interconnected operators, the risk factors which will form the basis for the Company's contingency plan are not fully known at this time and the reasonably worst case scenario has not been determined, at this time. As a summer peaking utility, the Company's electrical loads in mid-winter are comparatively low. Although contingency planning is by its nature speculative, the Year 2000 contingency plan will reduce the risk of material impacts on the Company's operations due to Year 2000 problems. If the Company or its significant business partners or suppliers were to fail to achieve Year 2000 readiness with respect to critical systems, there could be a materially adverse impact on the utility's financial position, results of operations and cash flows.

     During 1998, the estimated total cumulative cost to the Company of addressing Year 2000 readiness was determined to be in the range of $4 to $7 million, including operating and capital expenditures. Through January 1999, approximately $1.9 million in operating expenses and approximately $612,000 in capital additions have been incurred. While additional expenditures and capital additions will be incurred during 1999, the rate of expenditures and capital additions is below original estimates. The estimated total cumulative cost is reviewed and revised periodically.
                                       38
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                       CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                    (In thousands, except per share amounts)

----------------------------------------------------------------------------------------
For the Years Ended December 31,
                                                            1998        1997        1996
----------------------------------------------------------------------------------------
ELECTRIC REVENUES (Note 1)                            | $873,682    $799,148    $805,374
------------------------------------------------------|---------------------------------
OPERATING EXPENSES AND TAXES:                         |
 Fuel                                                 |  149,804     138,956     112,321
 Purchased and interchanged power                     |  283,838     277,644     264,143
 Deferred energy cost adjustments, net                |
  (Note 1)                                            |  (29,680)    (60,400)      8,817
------------------------------------------------------|---------------------------------
   Net energy costs                                   |  403,962     356,200     385,281
 Other production operations                          |   21,153      21,214      17,834
 Other operations                                     |  113,499     101,597      99,266
 Maintenance and repairs                              |   49,082      52,126      44,464
 Provision for depreciation (Note 1)                  |   73,562      66,273      61,771
 General taxes                                        |   22,198      21,064      19,558
 Federal income taxes (Notes 1 and 3)                 |   42,949      43,478      44,970
------------------------------------------------------|---------------------------------
                                                      |  726,405     661,952     673,144
------------------------------------------------------|---------------------------------
OPERATING INCOME                                      |  147,277     137,196     132,230
------------------------------------------------------|---------------------------------
OTHER INCOME (EXPENSES):                              |
 Allowance for other funds used                       |
  during construction (Note 1)                        |    8,944       8,760       6,240
 Other miscellaneous, net                             |   (4,602)     (5,741)    (10,116)
------------------------------------------------------|---------------------------------
                                                      |    4,342       3,019      (3,876)
------------------------------------------------------|---------------------------------
INCOME BEFORE INTEREST DEDUCTIONS                     |  151,619     140,215     128,354
------------------------------------------------------|---------------------------------
INTEREST DEDUCTIONS:                                  |
 Interest on long-term debt                           |   56,995      50,791      47,792
 Other interest                                       |    6,018       1,531       2,584
 Allowance for borrowed funds                         |
  used during construction (Note 1)                   |   (6,080)     (2,579)       (890)
------------------------------------------------------|---------------------------------
                                                      |   56,933      49,743      49,486
------------------------------------------------------|---------------------------------
DISTRIBUTION REQUIREMENTS ON COMPANY-                 |
OBLIGATED MANDATORILY REDEEMABLE PREFERRED            |
SECURITIES OF SUBSIDIARY TRUSTS (Note 7)              |   11,013       7,256           -
------------------------------------------------------|---------------------------------
NET INCOME                                            |   83,673      83,216      78,868
DIVIDEND REQUIREMENTS ON PREFERRED STOCK              |      174       1,125       3,956
------------------------------------------------------|---------------------------------
EARNINGS AVAILABLE FOR COMMON STOCK                   | $ 83,499    $ 82,091    $ 74,912
------------------------------------------------------|=================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING            |   50,993      49,691      47,976
------------------------------------------------------|=================================
EARNINGS PER AVERAGE COMMON SHARE                     | $   1.64    $   1.65    $   1.56
------------------------------------------------------|=================================

                                 See Notes to Consolidated Financial Statements.

                                      39
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                          CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------
                                (In thousands)

December 31,                                                     1998           1997
------------------------------------------------------------------------------------
ASSETS                                                |
Electrical Plant, at original cost                    |
   (Notes 1, 8, 10 and 12):                           |
       Production                                     |    $  918,804     $  900,971
       Transmission                                   |       425,632        326,917
       Distribution                                   |     1,097,583        978,144
       General                                        |       186,915        172,264
------------------------------------------------------|-----------------------------
                                                      |     2,628,934      2,378,296
       Less accumulated depreciation                  |       708,791        647,208
------------------------------------------------------|-----------------------------
         Net plant in service                         |     1,920,143      1,731,088
       Construction work in progress                  |       213,365        158,029
       Property under capital leases, net             |        64,632         69,261
       Plant held for future use                      |         1,746          2,331
------------------------------------------------------|-----------------------------
                                                      |     2,199,886      1,960,709
------------------------------------------------------|-----------------------------
Investments (Note 1)                                  |        24,483         13,571
------------------------------------------------------|-----------------------------
Current Assets:                                       |
       Cash and cash equivalents (Note 1)             |         1,770            720
       Customer receivables -                         |
            Billed                                    |        49,516         45,776
            Unbilled (Note 1)                         |        34,201         28,237
            Reserve for doubtful accounts             |        (2,429)        (2,291)
       Other receivables                              |        16,010         16,415
       Fuel stock, at average cost                    |         7,119          7,325
       Materials and supplies, at average cost        |        32,487         35,045
       Deferred energy asset (Note 1)                 |        62,489         30,597
       Prepayments                                    |         7,787          6,711
------------------------------------------------------|-----------------------------
                                                      |       208,950        168,535
------------------------------------------------------|-----------------------------
Deferred Charges:                                     |
       Debt expense, being amortized                  |        34,932         30,461
       Other (Note 11)                                |       139,573        166,146
------------------------------------------------------|-----------------------------
                                                      |       174,505        196,607
------------------------------------------------------|-----------------------------
TOTAL ASSETS                                          |    $2,607,824     $2,339,422
-------------------------------------------------------=============================

                             See Notes to Consolidated Financial Statements.
                                       40
----------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

--------------------------------------------------------------------------------------
                                          (IN THOUSANDS)
December 31,                                                       1998           1997
--------------------------------------------------------------------------------------
                                                      |
CAPITALIZATION AND LIABILITIES                        |
Capitalization (See Consolidated Schedules of         |
 Capitalization and Long-Term Debt):                  |
                                                      |
       Common shareholders' equity                    |      $  864,036     $  833,623
       Cumulative preferred stock with                |
        mandatory sinking funds                       |           3,265          3,463
       Company-obligated mandatorily redeemable       |
        preferred securities                          |         188,872        118,872
       Long-term debt                                 |         900,227        895,439
------------------------------------------------------|-------------------------------
                                                      |       1,956,400      1,851,397
------------------------------------------------------|-------------------------------
Current Liabilities:                                  |
       Notes payable                                  |         105,000              -
       Current maturities and sinking fund            |
        requirements (See Consolidated Schedules      |
        of Capitalization and Long-Term Debt)         |          50,380         19,937
       Accounts payable                               |          83,439         64,737
       Accrued taxes                                  |               -          7,543
       Accrued interest                               |           7,829          7,284
       Customers' service deposits                    |          14,859         15,095
       Deferred taxes on deferred energy asset        |
        (Note 3)                                      |          21,871         10,709
       Other                                          |          26,568         22,554
------------------------------------------------------|-------------------------------
                                                      |         309,946        147,859
------------------------------------------------------|-------------------------------
Commitments and Contingencies (Note 10)               |
                                                      |
Deferred Credits and Other Liabilities:               |
       Deferred investment tax credits                |
        (Notes 1 and 3)                               |          28,083         29,544
       Deferred taxes on income (Notes 1 and 3)       |         231,610        235,846
       Customers' advances for construction           |          64,113         55,772
       Other (Note 11)                                |          17,672         19,004
------------------------------------------------------|-------------------------------
                                                      |         341,478        340,166
------------------------------------------------------|-------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                  |      $2,607,824     $2,339,422
-------------------------------------------------------===============================

                              See Notes to Consolidated Financial Statements.
                                      41
-----------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                    CONSOLIDATED SCHEDULES OF CAPITALIZATION
--------------------------------------------------------------------------------
                            (Dollars in thousands)

December 31,                                               1998                   1997
------------------------------------------------------------------------------------------------
                                                      |
COMMON SHAREHOLDERS' EQUITY (Note 6):                 |
Common stock, $1 par value, authorized                |
    70,000,000 shares; issued and                     |
    outstanding 51,265,117 and 50,399,746             |
    shares at December 31, 1998 and 1997;             |
    stated at                                         |$   54,066            $   53,604
Premium on capital stock                              |   687,537               667,203
Unamortized capital stock expense                     |    (2,986)               (2,872)
Accumulated other comprehensive income                |    (1,395)               (1,344)
Retained earnings                                     |   126,814               117,032
------------------------------------------------------|-----------------------------------------
    Total common shareholders' equity                 |   864,036    44.2%      833,623    45.0%
------------------------------------------------------|-----------------------------------------
CUMULATIVE PREFERRED STOCK WITH MANDATORY             |
    SINKING FUNDS (Note 6):                           |
Outstanding at December 31, 1998 and 1997:            |
    5.40% Series, 36,669 and 38,669                   |
     shares                                           |       733                   773
    5.20% Series, 34,570 and 36,507                   |
     shares                                           |       692                   730
    4.70% Series, 102,006 and 108,006                 |
     shares                                           |     2,040                 2,160
------------------------------------------------------|-----------------------------------------
                                                      |     3,465                 3,663
Current sinking fund requirement                      |      (200)                 (200)
------------------------------------------------------|-----------------------------------------
    Total preferred stock                             |     3,265      .2         3,463      .2
------------------------------------------------------|-----------------------------------------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE              |
    PREFERRED SECURITIES OF THE COMPANY'S             |
    SUBSIDIARY TRUST, NVP CAPITAL I,                  |
    HOLDING SOLELY $122.6 MILLION                     |
    PRINCIPAL AMOUNT OF 8.2% JUNIOR                   |
    SUBORDINATED DEBENTURES OF THE                    |
    COMPANY, DUE 2037 (Note 7)                        |   118,872               118,872
COMPANY-OBLIGATED MANDATORILY REDEEMABLE              |
    PREFERRED SECURITIES OF THE COMPANY'S             |
    SUBSIDIARY TRUST, NVP CAPITAL III,                |
    HOLDING SOLELY $72.2 MILLION                      |
    PRINCIPAL AMOUNT OF 7 3/4% JUNIOR                 |
    SUBORDINATED DEBENTURES OF THE                    |
    COMPANY, DUE 2038 (Note 7)                        |    70,000                     -
------------------------------------------------------|-----------------------------------------
    Total preferred securities                        |   188,872     9.6       118,872     6.4
------------------------------------------------------|-----------------------------------------
LONG-TERM DEBT                                        |
(See Consolidated Schedules of Long-Term              |
Debt)                                                 |   900,227    46.0       895,439    48.4
------------------------------------------------------|-----------------------------------------
    Total capitalization                              |$1,956,400   100.0%   $1,851,397   100.0%
-------------------------------------------------------=========================================

                                 See Notes to Consolidated Financial Statements.
                                      42
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                    CONSOLIDATED SCHEDULES OF LONG-TERM DEBT
--------------------------------------------------------------------------------
                                (In thousands)

December 31,                                                                              1998                  1997
--------------------------------------------------------------------------------------------------------------------
                                                                                     |
LONG-TERM DEBT (Notes 8, 9 and 10):                                                  |
First mortgage bonds:                                                                |
      7 1/8% Series I due 1998                                                       |$      -              $ 15,000
      7 5/8% Series L due 2002                                                       |  15,000                15,000
      7.80% Series T due 2009                                                        |  15,000                15,000
      6.70% Series V due 2022                                                        | 105,000               105,000
      6.60% Series W due 2019                                                        |  39,500                39,500
      7.20% Series X due 2022                                                        |  78,000                78,000
      6.93% Series Y due 1999                                                        |  45,000                45,000
      8.50% Series Z due 2023                                                        |  45,000                45,000
      7.06% Series AA due 2000                                                       |  85,000                85,000
-------------------------------------------------------------------------------------|------------------------------
                                                                                     | 427,500               442,500
                                                                                     |
Industrial development revenue bonds:                                                |
      7.80% due 2020                                                                 | 100,000               100,000
      5.90% Series 1997A due 2032                                                    |  52,285                52,285
      5.90% Series 1995B due 2030                                                    |  85,000                85,000
      5.60% Series 1995A due 2030                                                    |  76,750                     -
      5.50% Series 1995C due 2030                                                    |  44,000                     -
      Variable rate -                                                                |
          Series 1995A due 2030 (4.33%*)                                             |       -                76,750
          Series 1995C due 2030 (4.23%*)                                             |       -                44,000
Pollution control revenue bonds:                                                     |
      6 3/8% due 2036                                                                |  20,000                20,000
      5.80% Series 1997B due 2032                                                    |  20,000                20,000
      5.30% Series 1995D due 2011                                                    |  14,000                     -
      5.45% Series 1995D due 2023                                                    |   6,300                     -
      5.35% Series 1995E due 2022                                                    |  13,000                     -
      Variable rate -                                                                |
          Series 1995D due 2011 (4.19%*)                                             |       -                14,000
          Series 1995D due 2023 (4.19%*)                                             |       -                 6,300
          Series 1995E due 2022 (4.19%*)                                             |       -                13,000
Less funds held in trust                                                             |     (10)              (52,948)
Other notes                                                                          |     327                   300
Obligations under capital leases                                                     |  91,249                93,985
-------------------------------------------------------------------------------------|------------------------------
                                                                                     | 950,401               915,172
                                                                                     |
Debt premium and discount, being amortized                                           |       6                     4
Current maturities and sinking fund requirements                                     | (50,180)              (19,737)
-------------------------------------------------------------------------------------|------------------------------
      Total long-term debt                                                           |$900,227              $895,439
--------------------------------------------------------------------------------------==============================

* Average interest rate during 1997. See Notes to Consolidated Financial Statements.
                                      43
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------
                                (In thousands)

For the Years Ended December 31,                    1998       1997        1996
-------------------------------------------------------------------------------
Net Income                                     |$ 83,673    $83,216     $78,868
-----------------------------------------------|-------------------------------
  Minimum pension liability adjustment         |     (77)    (1,487)        722
  Tax effect                                   |      27        521        (252)
-----------------------------------------------|-------------------------------
  Minimum pension liability adjustment, net of |
   tax                                         |     (50)      (966)        470
-----------------------------------------------|-------------------------------
Comprehensive income                           |$ 83,623    $82,250     $79,338
-----------------------------------------------|===============================

                                See Notes to Consolidated Financial Statements.


                 CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
--------------------------------------------------------------------------------
                                (In thousands)

For the Years Ended December 31,                    1998       1997       1996
--------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR                   |$117,032   $117,360   $118,860
Add - Net Income                               |  83,673     83,216     78,868
-----------------------------------------------|--------------------------------
                                               | 200,705    200,576    197,728
-----------------------------------------------|--------------------------------
Deduct:                                        |
    Dividends paid in cash:                    |
         Cumulative preferred stock -          |
              5.40%, 5.20% and 4.70% Series    |     174        184        194
              9.90% Series (Notes 6 and 7)     |       -        941      3,762
         Common stock                          |  73,717     79,176     76,412
-----------------------------------------------|------------------------------
                                               |  73,891     80,301     80,368
   Redemption of preferred stock               |
   (Notes 6 and 7)                             |       -      3,243          -
-----------------------------------------------|------------------------------
                                               |  73,891     83,544     80,368
-----------------------------------------------|------------------------------
BALANCE AT END OF YEAR                         |$126,814   $117,032   $117,360
-----------------------------------------------===============================

                                 See Notes to Consolidated Financial Statements.
                                      44
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

--------------------------------------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                (In thousands)

--------------------------------------------------------------------------------
For the Years Ended December 31,                  1998         1997        1996
--------------------------------------------------------------------------------
                                             |
CASH FLOWS FROM OPERATING ACTIVITIES:        |
Net income                                   |$ 83,673     $ 83,216    $ 78,868
Adjustments to reconcile net income to net   |
 cash provided by operating activities -     |
    Depreciation and amortization            |  87,458       78,274      69,876
    Deferred income taxes and investment     |
     tax credits                             |  23,640       21,599       5,679
    Allowance for other funds used           |
     during construction                     |  (8,944)      (8,760)     (6,240)
    Changes in -                             |
        Receivables                          |  (9,034)     (15,407)     (1,754)
        Fuel stock and materials and supplies|   2,764          163       2,105
        Accounts payable and other current   |
         liabilities                         |  22,788        8,306      (6,257)
        Deferred energy costs                | (33,819)     (59,543)     12,093
        Accrued taxes and interest           |  (9,433)       2,416     (13,105)
    Other assets and liabilities             |  (4,714)         108      13,725
---------------------------------------------|----------------------------------
        Net cash provided by operating       |
         activities                          | 154,379      110,372     154,990
---------------------------------------------|----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:        |
Construction expenditures and gross additions|(314,366)    (213,550)   (180,871)
Investment in subsidiaries and other         |  (2,780)        (463)         70
---------------------------------------------|----------------------------------
        Net cash used in investing activities|(317,146)    (214,013)   (180,801)
---------------------------------------------|----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:        |
Issuance of capital stock                    |  20,746       32,473      37,395
Issuance of company-obligated mandatorily    |
 redeemable preferred securities             |  70,000      118,872           -
Issuance of long-term debt                   |       -       72,285      20,000
Deposit of funds held in trust               |  (1,884)     (74,672)    (22,814)
Withdrawal of funds held in trust            |  54,822       74,424      47,581
Retirement of long-term debt                 | (19,603)      (5,334)     (5,418)
Retirement of preferred stock                |    (200)     (38,200)       (200)
Increase (decrease) in short-term borrowing  | 105,000            -           -
Cash dividends                               | (73,962)     (81,216)    (80,370)
Other financing activities                   |   8,898        3,185       6,674
---------------------------------------------|----------------------------------
   Net cash provided by financing            |
    activities                               | 163,817      101,817       2,848
---------------------------------------------|----------------------------------
CASH AND CASH EQUIVALENTS (Note 1):          |
Net increase (decrease) during the year      |   1,050       (1,824)    (22,963)
Beginning of year                            |     720        2,544      25,507
---------------------------------------------|----------------------------------
End of year                                  |$  1,770    $     720    $  2,544
---------------------------------------------|==================================
CASH PAID DURING THE YEAR FOR:               |
Interest, net of amounts capitalized         |$ 75,487    $  64,692    $ 59,521
---------------------------------------------|==================================
Income taxes                                 |$ 27,110    $  19,545    $ 51,282
----------------------------------------------==================================

                                 See Notes to Consolidated Financial Statements.
                                      45
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1 | SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

     For ratemaking and other purposes, the Company is subject to the jurisdiction of the PUCN and the FERC. The accounting records of the Company are maintained in accordance with the uniform system of accounts prescribed by the FERC and adopted by the PUCN.

     The Company is subject to the provisions of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, which require the Company to record certain regulatory assets and liabilities.

CONTINUING APPLICABILITY OF FASB 71
     The Company's rates are currently subject to approval by the PUCN and are designed to recover the Company's costs of providing services to its customers. A primary difference between a rate regulated entity and an unregulated entity is the timing of recognizing certain assets and expenses for financial reporting purposes. The Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (FAS 71), prescribes the method to be used to record the financial transactions of a regulated entity. The criteria for applying FAS 71 include the following: (i) rates are set by an independent third party regulator, (ii) approved rates are intended to recover the specific costs of the regulated products or services and (iii) rates are set at levels that will recover costs, can be charged to and collected from customers. If the Company determines as a result of competitive changes in Nevada, PUCN orders or otherwise that its business, or a portion of its business, fails to meet any of these three criteria of FAS 71, it may have to eliminate from its Consolidated Financial Statements the related transactions prescribed by the regulators that would not have been recognized if it had been a non-regulated company, which could result in an impairment of or write-off of utility assets. The Company believes, however, that it continues to meet the criteria for operating as a rate regulated entity, as prescribed by FAS 71.

     In July 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus on several issues which have arisen due to deregulation of the electric utility industry and the continuing applicability of FAS 71. The EITF reached a consensus that a company should stop applying FAS 71 to a separable portion of its business when deregulatory legislation or a rate order which results in deregulation gives enough detail for the company to reasonably determine how the transition plan to deregulation will effect that separable portion. Once FAS 71 is no longer applied to that separable portion of the business it should be disclosed separately in the company's financial statements. Any regulatory assets and liabilities that originated in that separable portion of the company should be evaluated on the basis of which portion of the business the regulated cash flows to settle them will come from and will not be eliminated until they are recovered, individually impaired or eliminated by the regulator or the portion of the business where the regulated cash flows come from can no longer apply FAS 71. Any new regulatory assets and liabilities are recognized within the portion of the company where the regulated cash flows for their recovery or settlement are derived and are eliminated in the same manner as existing regulatory assets and liabilities as described above. After considering the EITF, the Company believes that it continues to meet the criteria for operating as a rate regulated entity, as prescribed by FAS 71.

PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, NVP Capital I and III. All significant intercompany transactions and balances have been eliminated in consolidation.

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

ELECTRIC REVENUES
     The Company bills its customers monthly on a cycle basis and recognizes the estimated
                                      46
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
amount of revenue applicable to kilowatthours of energy sold but not yet billed at the end of an accounting period.

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

     Depreciation has been provided for financial statement purposes on a straight-line basis at rates based upon the estimated useful lives of the various classes of plant. The provisions for depreciation during 1998, 1997 and 1996 were equivalent to an annual rate of approximately 2.9 percent of the average gross investment in depreciable plant.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
     The allowance for funds used during construction (AFUDC) represents the estimated costs of borrowed and equity funds applicable to electric plant construction.

     The FERC has prescribed a specific computational method for determining the AFUDC rate. The PUCN has authorized the AFUDC rate to be the lesser of the rate determined under the FERC computational method or the rate equivalent to the overall rate of return authorized by the PUCN. The overall rate of return authorized by the PUCN was 9.66 percent beginning July 1994. The Company's actual AFUDC rate averaged 9.66 percent for 1998, 1997 and 1996.

RECENTLY ISSUED ACCOUNTING STANDARDS
     The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities, which is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 1999. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently evaluating the effect of the adoption of FAS 133 on the Company's consolidated financial statements and disclosures.

FEDERAL INCOME TAXES
     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), Accounting for Income Taxes. FAS 109 requires recognition of deferred tax liabilities and assets for the future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company's December 31, 1998 consolidated balance sheet contains a net regulatory asset of $48 million related to federal income taxes. (See Note 11 of "Notes to Consolidated Financial Statements.")

     In November 1991, the PUCN issued an order which allows the Company to recover the previously flowed through tax benefits ratably over the estimated remaining book life of the plant. Calculated at current rates, approximately $31 million of income taxes will be allowed in future rates.

     Investment tax credits earned have been deferred and are being amortized to income ratably over the estimated service lives of the related property.

CASH FLOW INFORMATION
     Cash equivalents are generally convertible to cash at par on short notice and mature three months or less from the date of acquisition.

     The Company had no material noncash investing or financing transactions during 1998, 1997 or 1996.
                                      47
--------------------------------------------------------------------------------
             NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
OTHER ACCOUNTING POLICIES
     Certain amounts in prior periods have been reclassified to conform to the consolidated financial statement presentation for December 31, 1998.

2 | MERGER; DIVIDEND POLICY
     On April 30, 1998, the Company and Sierra Pacific Resources announced that their boards of directors unanimously approved an agreement providing for a proposed merger of equals combination with stock and cash consideration. In conjunction with the proposed merger, the Company's Board of Directors stated that, beginning with the November 1998 dividend, it intended to adopt the expected combined company initial annual dividend rate. This would result in an indicated annual dividend rate of $1.00 per share for periods following the August 1998 dividend payment. For further information regarding the proposed merger please refer to the Company's Form 8-K filed with the SEC on April 30, 1998.

     Both the Company and Sierra Pacific Resources held special stockholder meetings in October 1998 during which stockholders of both companies voted to approve the proposed merger. On December 31, 1998, the PUCN approved the proposed merger subject to conditions regarding the divestiture of the two companies' generating plants, filing of general rate cases, merger costs and several other issues. On January 29, 1999, the PUCN clarified portions of the order approving the proposed merger. Both companies must sell their generating units. Upon selling the generating units, both companies can determine how they will use the proceeds of the sales, up to the book value of the plants. Any after-tax gains above book value will be used to offset stranded costs, as determined by the PUCN. Any remaining gains can be used to offset goodwill. After-tax gains may not be sufficient to cover generation-related goodwill. However, if the company demonstrates that the divestiture "resulted in a market for generation services that produced market prices that are lower than what could have been achieved otherwise, the company may include in the general rate case a request to recover goodwill." Both companies are required to file a general rate case in 1999 that would update rates to current costs and "unbundle" rates, i.e. break them into generation, transmission and distribution components. The merged company would again file a general rate case three years after the start of retail competition in the state of Nevada that would give the company the opportunity to recover costs of the merger, provided the company can demonstrate that merger savings exceed merger costs. Merger costs are to be split among the non-competitive, potentially competitive and unregulated services or businesses. An opportunity to recover the non-competitive portion of the merger costs will be addressed in the rate case that follows the start of competition in Nevada. The burden is on the company to prove that merger savings exceed merger costs. The company will also have the opportunity to recover goodwill in the same proceeding. The proposed merger is conditioned upon further regulatory approvals including the SEC, the Department of Justice and the FERC. The companies filed with the FERC a joint merger application on October 2, 1998 which was noticed on October 8, 1998. The law imposes no deadline on the FERC to issue its decision. The entire process is expected to be completed by mid-1999.
                                      48
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3 | FEDERAL INCOME AND OTHER TAXES
-------------------------------------------------------------------------------

The total federal income tax expense as set forth in the accompanying Consolidated Statements of Income results in an effective federal income tax rate different from the statutory federal income tax rate for the following reasons:

For the Years Ended December 31,
(Dollars in thousands)                      1998                     1997                  1996
----------------------------------------------------------------------------------------------------------
Federal income tax at statutory   |
 rate                             |      $45,200        35.0%     $44,954     35.0%     $42,613    35.0%
Adjustments:                      |
     Investment tax credit        |
      amortization                |       (1,460)       (1.1)      (1,460)    (1.1)      (1,460)   (1.2)
     Other items                  |        1,731         1.3        1,731      1.3        1,731     1.4
----------------------------------|-----------------------------------------------------------------------
Total recorded federal income tax |      $45,471        35.2%     $45,225     35.2%     $42,884    35.2%
                                  |
----------------------------------|=======================================================================
Federal income taxes included in: |
     Operating expenses           |      $42,949                  $43,478               $44,970
     Other miscellaneous, net     |        2,522                    1,747                (2,086)
----------------------------------|-----------------------------------------------------------------------
                                  |      $45,471                  $45,225               $42,884
-----------------------------------=======================================================================

The current and deferred components of federal income taxes included in operating expenses are as follows:

For the Years Ended December 31, (In thousands)           1998                 1997                1996
------------------------------------------------------------------------------------------------------------
Current federal income taxes                   |       $19,329              $21,899            $ 39,312
-----------------------------------------------|------------------------------------------------------------
Deferred federal income taxes:                 |
     Depreciation differences                  |        24,111               13,669              16,427
     Deferred energy costs                     |        11,162               20,848              (3,544)
     Contributions in aid of                   |
      construction                             |       (13,211)              (6,302)             (7,720)
     Allowance for borrowed funds used during  |
      construction                             |         6,463               (2,406)               (281)
     Coal contract buyout                      |          (697)                (787)              1,752
     Other - net                               |        (2,748)              (1,983)                484
-----------------------------------------------|------------------------------------------------------------
                                               |        25,080               23,039               7,118
-----------------------------------------------|------------------------------------------------------------
Investment tax credit amortization             |        (1,460)              (1,460)             (1,460)
-----------------------------------------------|------------------------------------------------------------
     Total                                     |       $42,949              $43,478             $44,970
------------------------------------------------============================================================

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

                                      49
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
     The net deferred federal income tax liability consists of deferred federal income tax liabilities less deferred federal income tax assets related to:


December 31, (In thousands)                               1998           1997
-----------------------------------------------------------------------------
DEFERRED FEDERAL INCOME TAX                   |
LIABILITIES:                                  |
Temporary basis differences - plant           |      $ (62,906)      $(95,077)
Investment tax credits                        |        (28,083)       (29,544)
Excess of tax depreciation over book          |
 depreciation                                 |       (163,658)      (133,084)
Coal contract buyout                          |           (441)        (1,138)
Accrued taxes                                 |         (3,120)        (3,298)
Debt reacquisition costs                      |         (2,177)        (2,420)
Deferred energy                               |        (21,871)       (10,709)
Other                                         |           (626)          (116)
----------------------------------------------|-------------------------------
   Total                                      |       (282,882)      (275,386)
----------------------------------------------|-------------------------------
DEFERRED FEDERAL INCOME TAX                   |
ASSETS:                                       |
Unamortized investment tax credits            |         15,122         15,908
Refundable customer advances                  |         21,837         18,920
Nonrefundable contributions in aid of         |
 construction                                 |         25,312         15,017
Capitalized expenses                          |             83            (27)
Demand-side program costs                     |          1,319           (712)
Supplemental executive retirement plan        |          2,549          2,249
Other                                         |          1,082            681
----------------------------------------------|------------------------------
   Total                                      |         67,304         52,036
----------------------------------------------|------------------------------
Net deferred tax liability                    |      $(215,578)     $(223,350)
-----------------------------------------------===============================

4 | EMPLOYEE BENEFITS
-------------------------------------------------------------------------------

DEFINED CONTRIBUTION RETIREMENT PLAN - The Company maintains an employee investment plan (401(k) Plan) which was established January 1, 1990, under
Section 401(k) of the Internal Revenue Code. Employees who are at least 21 years old and have completed one month of service may become "participants" in the 401(k) Plan. The Company matches 60 percent of a participant's contributions to the 401(k) Plan not to exceed 4.2 percent of the participant's annual compensation. All Company contributions are invested in common stock of the Company. The amounts expensed for Company matching contributions to the 401(k) Plan were $2,419,000 for 1998, $2,074,000 for 1997 and $1,821,000 for 1996.

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

     The following table sets forth the funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1998, 1997 and 1996 for both the PLAN and SERP.

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations for both the PLAN and SERP were 6.75 percent and 4.5 percent in 1998, 7.5 percent and 4.5 percent in 1997, and 8 percent and 4.5 percent in 1996, respectively. The expected rate of return on PLAN assets was 8.5 percent in 1998, 1997 and 1996. PLAN assets are primarily invested in listed securities (domestic and international), fixed income securities and federal agencies securities. The accumulated benefit obligation for the SERP was $8,264,000 at December 31, 1998 and $7,452,000 at December 31, 1997.

                                      50
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF FUNDED STATUS
                                        PLAN                                    SERP
                      ---------------------------------------------------------------------------
For the Years Ended   |                                     |                                   |
 December 31,         |       1998      1997        1996    |       1998        1997      1996  |
(In thousands)        |                                     |                                   |
----------------------|-------------------------------------|---------------------------------- |
                      |                                     |                                   |
Change in benefit     |                                     |                                   |
 obligation:          |                                     |                                   |
Net benefit           |                                     |                                   |
 obligation at        |                                     |                                   |
 beginning of year    |   $110,503  $ 96,592    $103,973    |    $ 9,030     $ 6,662   $ 7,063  |
Service cost          |      5,159     4,303       4,843    |        226         103       102  |
Interest cost         |      8,598     7,893       7,642    |        687         544       517  |
Plan amendments       |      2,063         -           -    |        178         117         -  |
Actuarial (gain) loss |     17,989     6,473     (16,003)   |         11       2,041      (553) |
Benefits paid         |     (4,979)   (4,758)     (3,863)   |       (434)       (437)     (467) |
----------------------|-------------------------------------|---------------------------------- |
Net benefit obligation|    139,333   110,503      96,592    |      9,698       9,030     6,662  |
 at end of year       |                                     |                                   |
----------------------|-------------------------------------|---------------------------------- |
Change in plan assets:|                                     |                                   |
Fair value of plan    |                                     |                                   |
 assets at beginning  |                                     |                                   |
 of year              |    100,899    81,564      74,628    |          -           -         -  |
Actual return on plan |                                     |                                   |
 assets                      9,545    16,493       4,003    |          -           -         -  |
Employer contributions|      5,696     7,600       6,797    |        434         437       467  |
Benefits paid         |     (4,980)   (4,758)     (3,864)   |       (434)       (437)     (467) |
----------------------|-------------------------------------|---------------------------------- |
Fair value of plan    |                                     |                                   |
 assets at end of year|    111,160   100,899      81,564    |          -           -         -  |
----------------------|-------------------------------------|---------------------------------- |
Plan assets less than |                                     |                                   |
 projected benefit    |                                     |                                   |
 obligation           |    (28,173)   (9,604)    (15,028)   |     (9,698)     (9,030)   (6,662) |
Unrecognized prior    |                                     |                                   |
 service costs        |      7,207     5,809       6,386    |        577         515       495  |
Unrecognized actuarial|                                     |                                   |
 (gain) loss          |     15,850      (292)      2,712    |      3,470       3,646     1,692  |
4th quarter contri-   |                                     |                                   |
 butions/benefits     |      3,500     1,196         800    |        109         109       110  |
----------------------|-------------------------------------|---------------------------------- |
  Pension liability   |   $ (1,616) $ (2,891)   $ (5,130)   |    $(5,542)    $(4,760)  $(4,365) |
----------------------|=====================================|================================== |
Net pension expense   |                                     |                                   |
 comprised the        |                                     |                                   |
 following:           |                                     |                                   |
  Service cost        |   $  5,159  $  4,303    $  4,843    |    $   226         103    $  102  |
  Interest cost on    |                                     |                                   |
   projected benefit  |                                     |                                   |
   obligation         |      8,598     7,893       7,642    |        687         544       517  |
  Expected return on  |                                     |                                   |
   plan assets        |     (7,698)   (7,015)     (6,184)   |          -           -         -  |
  Amortization of:    |                                     |                                   |
   Prior service cost |        665       577         227    |        115          98        98  |
   Actuarial loss     |          -         -           -    |        188          86       137  |
----------------------|-------------------------------------|---------------------------------- |
  Net periodic pension|                                     |                                   |
   cost               |  $   6,724   $ 5,758     $ 6,528    |    $ 1,216      $  831    $  854  |
----------------------|=====================================|================================== |

                                   PLAN                       SERP
                      ----------------------------------------------------------|
For the Years Ended   |                          |                              |
 December 31,         |       1998      1997     |       1998        1997       |
(In thousands)        |                          |                              |
----------------------|--------------------------|------------------------------|
                      |                          |                              |
Amounts recognized in |                          |                              |
 the balance sheet    |                          |                              |
 consist of:          |                          |                              |
   Accrued benefit    |                          |                              |
    liability         |   $ (1,616) $ (2,891)    |    $(5,542)   $ (4,760)      |
   Additional minimum |                          |                              |
    liability         |          -         -     |     (2,723)     (2,584)      |
   Intangible asset   |          -         -     |        577         515       |
   Accumulated other  |                          |                              |
    comprehensive     |                          |                              |
    income            |          -         -     |      2,146       2,069       |
                      |                          |                              |
----------------------|--------------------------|------------------------------|
Net amount recognized |   $ (1,616) $ (2,891)    |    $(5,542)    $(4,760)      |
----------------------|==========================|==============================|
                                      51
--------------------------------------------------------------------------------
                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     Net periodic postretirement benefit cost for the years ended December 31, 1998, 1997 and 1996 included the following components:

(In thousands)                               1998      1997      1996
---------------------------------------------------------------------------
Service cost                           |   $  432    $  370    $  406
Interest cost on projected benefit     |
   obligation                          |    1,155     1,270     1,223
Expected return on assets              |     (771)     (627)     (486)
Amortization of:                       |
   Transition obligation               |      969       968       968
   Actuarial gain                      |     (505)     (399)     (312)
---------------------------------------|----------------------------------
   Net periodic postretirement         |
       benefit cost                    |   $1,280    $1,582    $1,799
----------------------------------------==================================

A reconciliation of the funded status of the plan to the amounts recognized in the Consolidated Balance Sheets as of December 31, 1998 and 1997 is as follows:

(In thousands)                                      1998         1997
---------------------------------------------------------------------
Change in benefit obligation:                  |
Net benefit                                    |
 obligation at beginning of year               |$(15,496)    $(16,065)
Service cost                                   |    (432)        (370)
Interest cost                                  |  (1,155)      (1,270)
Plan participants' contributions               |     252          252
Actuarial gain (loss)                          |    (551)         816
Benefits paid                                  |   1,001        1,141
-----------------------------------------------|---------------------
Net benefit                                    |
 obligation at end of year                     | (16,381)     (15,496)
-----------------------------------------------|---------------------
Change in fair value of assets:                |
Fair value of assets at beginning of year      |   8,665        7,075
Actual return on assets                        |   1,463          725
Employer contribution                          |   1,759        2,006
Plan participants' contributions               |     252            -
Benefits paid                                  |  (1,001)      (1,141)
-----------------------------------------------|---------------------
Fair value of assets at end of year            |  11,138        8,665
-----------------------------------------------|---------------------
Accumulated postretirement benefit             |
   obligation in excess of assets              |  (5,243)      (6,831)
Unrecognized net transition obligation         |  13,561       14,530
Unrecognized net actuarial gain                | (11,506)     (11,576)
4th quarter contributions                      |   1,908        1,267
-----------------------------------------------|---------------------
   Accrued postretirement benefit liability    |$ (1,280)    $ (2,610)
------------------------------------------------=====================
Amounts recognized in                          |
 the balance sheet                             |
 consist of:                                   |
   Accrued benefit cost                        |$ (1,280)    $ (2,610)
   Additional minimum                          |
    liability                                  |       -            -
   Intangible asset                            |       -            -
   Accumulated other                           |
    comprehensive                              |
    income                                     |       -            -
-----------------------------------------------|---------------------
 Net amount recognized                         |$ (1,280)    $ (2,610)
-----------------------------------------------|=====================

                                       52
------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The medical cost trend rate assumed for 1999 was 6.25 percent, grading down to 4.75 percent in 2001 and remaining at that level thereafter. The health care cost trend rate has a significant effect on the accumulated postretirement benefit obligation and net periodic cost. A one-percentage-point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation at December 31, 1998 by $769,000 and would increase the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $229,000. A one-percentage-point decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation at December 31, 1998 by $689,000 and would decrease the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1998 by $214,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1998 was 6.75 percent. The expected rate of return on assets was 8.5 percent in 1998. Assets are primarily invested in listed stocks, fixed income securities and federal agencies securities.

5 | SHORT-TERM BORROWINGS
-------------------------------------------------------------------------------

     The Company has a $125 million bank revolving credit facility which expires on November 21, 2002, and pays a facility fee based on the Company's senior unsecured debt rating. Borrowing rates under the bank line are determined by both current market rates and the Company's senior unsecured debt rating. There were $105 million in short-term borrowings outstanding at a weighted average rate of 6.8% on the $125 million bank line at December 31, 1998 and none at December 31, 1997.

     In April 1998, the Company obtained an additional $50 million bank revolving credit facility which expires on April 16, 1999 and pays a facility fee based on the Company's senior unsecured debt rating. Borrowing rates under the bank line are determined by both current market rates and the Company's senior unsecured debt rating. There were no short-term borrowings outstanding on the $50 million bank line at December 31, 1998.

6 | CAPITAL STOCK
-------------------------------------------------------------------------------
The changes in common stock shares for 1996, 1997 and 1998 are as follows:

                                                                                         Shares
--------------------------------------------------------------------------------------------------
                                                                                     |
Outstanding, January 1, 1996                                                         |  47,038,193
Issued under 401(k) Savings Plan                                                     |      87,889
Issued under Stock Purchase and Dividend Reinvestment Plan                           |   1,659,764
-------------------------------------------------------------------------------------|------------
Outstanding, December 31, 1996                                                       |  48,785,846
Issued under 401(k) Savings Plan                                                     |      98,184
Issued under Stock Purchase and Dividend Reinvestment Plan                           |   1,515,716
-------------------------------------------------------------------------------------|------------
Outstanding, December 31, 1997                                                       |  50,399,746
Issued under 401(k) Savings Plan                                                     |      65,609
Issued under Stock Purchase and Dividend Reinvestment Plan                           |     799,762
-------------------------------------------------------------------------------------|------------
Outstanding, December 31, 1998                                                       |  51,265,117
--------------------------------------------------------------------------------------============

     Premium on capital stock increased $20.3 million, $31.8 million and $35.2 million during 1998, 1997 and 1996, respectively, due to issuances of common stock. Cash dividends paid per share on common stock were $1.45 during 1998 and $1.60 during 1997 and 1996.

     Under the provisions of the 4.70%, 5.20% and 5.40% series cumulative preferred stock with mandatory sinking funds, the Company is obligated to use its best efforts to purchase, each year, up to an aggregate of 6,000, 2,000 and 2,000 shares, respectively, at prices not in excess of $20.00 per share. The obligations are not cumulative. The 5.20% series and 5.40% series are presently redeemable at the option of the Company at $21.00 per share and the 4.70% series at $20.25 per share. Completion of the proposed merger requires that all of the cumulative preferred stock be redeemed.

     In October 1990, the Company adopted a Stockholder Rights Plan and issued through dividend to its common shareholders one stock purchase right for each outstanding share of common stock. The rights expire in October 2000. The rights to purchase junior preference shares, common
                                       53
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

shares or shares of a successor corporation are not exercisable unless certain events occur and are intended to assure fair shareholder treatment in any takeover of the Company and to guard against abusive takeover tactics. The current proposed merger with Sierra Pacific Resources will not trigger the Stockholder Rights Plan.

7 | PREFERRED SECURITIES
-------------------------------------------------------------------------------

     On April 2, 1997, NVP Capital I (Trust), a wholly-owned subsidiary of the Company, issued 4,754,860 8.2% QUIPS at $25 per security. The Company owns all of the Series A common securities, 147,058 shares issued by the Trust for $3.7 million. The QUIPS and the common securities represent undivided beneficial ownership interests in the assets of the Trust, a statutory business trust formed under the laws of the state of Delaware. The existence of the Trust is for the sole purpose of issuing the QUIPS and the common securities and using the proceeds thereof to purchase from the Company its 8.2% Junior Subordinated Deferrable Interest Debentures (QUIDS) due March 31, 2037, extendible to March 31, 2046 under certain conditions, in a principal amount of $122.6 million. The sole asset of the Trust is the QUIDS. Holders of the Series A QUIPS are entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year. The Series A QUIPS are subject to mandatory redemption, in whole or in part, upon repayment of the Series A QUIDS at maturity or their earlier redemption in an amount equal to the amount of related Series A QUIDS maturing or being redeemed. The QUIPS are redeemable at $25 per preferred security plus accumulated and unpaid distributions thereon to the date of redemption. The Company's obligations under the guarantee agreement entered into in connection with the QUIPS when taken together with the Company's obligation to make interest and other payments on the QUIDS issued to the Trust, and the Company's obligations under the Indenture pursuant to which the QUIDS are issued and its obligations under the Declaration, including its liabilities to pay costs, expenses, debts and liabilities of the Trust, provides a full and unconditional guarantee by the Company of the Trust's obligations under the QUIPS. Financial statements of the Trust are consolidated with the Company's. Separate financial statements are not filed because the Trust is wholly-owned by the Company and essentially has no independent operations, and the Company's guarantee of the Trust's obligations is full and unconditional. The $118.9 million in net proceeds to the Company was used for general corporate utility purposes and the repayment of short-term debt incurred to redeem the Company's $38 million, 9.9% Redeemable Cumulative Preferred Stock on April 1, 1997.

     In October 1998, NVP Capital III (Trust), a wholly-owned subsidiary of the Company, issued 2,800,000 7 3/4% Cumulative Quarterly Trust Issued Preferred Securities at $25 per security. The Company owns all the common securities, 86,598 shares issued by the Trust for $2.2 million. The Trust Issued Preferred Securities and the common securities represent undivided beneficial ownership interests in the assets of the Trust, a statutory business trust formed under the laws of the state of Delaware. The existence of the Trust is for the sole purpose of issuing the Trust Issued Preferred Securities and the common securities and using the proceeds thereof to purchase from the Company its 7 3/4% Junior Subordinated Deferrable Interest Debentures due September 30, 2038, extendible to September 30, 2047 under certain conditions, in a principal amount of $72.2 million. The sole asset of the Trust is the deferrable interest debentures. Holders of the Trust Issued Preferred Securities are entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on the last day of March, June, September and December of each year. The Trust Issued Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the deferrable interest debentures at maturity or their earlier redemption in an amount equal to the amount of related deferrable interest debentures maturing or being redeemed. The Trust Issued Preferred Securities are redeemable at $25 per preferred security plus accumulated and unpaid distributions thereon to the date of redemption. The Company's obligations under the guarantee agreement entered into in connection with the Trust Issued Preferred Securities when taken together with the Company's obligation to make interest
                                       54
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

and other payments on the deferrable interest debentures issued to the Trust, and the Company's obligations under the Indenture pursuant to which the deferrable interest debentures are issued and its obligations under the Declaration, including its liabilities to pay costs, expenses, debts and liabilities of the Trust, provides a full and unconditional guarantee by the Company of the Trust's obligations under the Trust Issued Preferred Securities. Financial statements of the Trust are consolidated with the Company's. Separate financial statements are not filed because the Trust is wholly-owned by the Company and essentially has no independent operations, and the Company's guarantee of the Trust's obligations is full and unconditional. The $70 million in net proceeds to the Company was used for general corporate utility purposes including the repayment of short term debt.

8 | LONG-TERM DEBT
-------------------------------------------------------------------------------
     None of the long-term debt is held by or for the account of the Company.

     The amounts of long-term debt maturities, including sinking fund requirements, are $50.2 million in 1999, $90.5 million in 2000, $3.6 million in 2001, $20.1 million in 2002 and $4.7 million in 2003, including $4.9 million, $5.2 million, $3.5 million, $5.0 million and $4.7 million for obligations under capital leases, respectively.

     Generally, electric plant is subject to the first mortgage lien. It is the Company's intention to meet the sinking fund requirements for its series L first mortgage bonds by pledging property additions in lieu of cash payments. The series T, V, W and X first mortgage bonds correspond with respect to their terms to two series of collateralized pollution control revenue bonds and two series of industrial development revenue bonds issued by Clark County, Nevada.

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

9 | FAIR VALUE OF FINANCIAL INSTRUMENTS
-------------------------------------------------------------------------------

     Disclosure by the Company of the estimated fair value of financial instruments is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107 (FAS 107), Disclosures about Fair Value of Financial Instruments. At December 31, 1998 and 1997, the provisions of FAS 107 applies to the Company's long-term debt, QUIPS and 7 3/4% Trust Issued Preferred Securities.

     In accordance with FAS 107, the Company estimates the fair value of its long-term debt, QUIPS and Trust Issued Preferred Securities based on quoted market prices for the same or similar issues or on current interest rates available to the Company for debt with similar terms and maturity. The book value and estimated fair value of the Company's long-term debt, including current maturities and sinking fund requirements and excluding obligations under capital leases, were $859 million and $913 million at December 31, 1998, and $821 million and $857 million at December 31, 1997, respectively. The book value and estimated fair value of the QUIPS were $119 million and $122 million at December 31, 1998, and $119 million and $125 million at December 31, 1997, respectively. The book value and estimated fair value of the 7 3/4 % Trust Issued Preferred Securities were $70 million and $71 million at December 31, 1998, respectively. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts.
                                       55
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
10| COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------
LEGAL MATTERS

     The Company is involved in litigation arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, based upon advice of counsel, believes that the final outcome will not have a material adverse effect on the Company's financial position, results of operations and net cash flow.

     On February 6, 1997, the PUCN issued its opinion and order in the last phase of the 1995 deferred energy case concerning the prudency of the Company's fuel and purchased power expenditures during the period June 1993 to May 1995, a buyout of a coal supply agreement and a credit to customers related to the use of coal reserves in an unregulated subsidiary company. The PUCN order resulted in a fourth quarter 1996 charge of $5.5 million, net of tax, for amounts disallowed by the PUCN. On May 7, 1997, the Company filed a Petition for Judicial Review in the First District Court in Carson City, Nevada challenging the PUCN's findings which resulted in disallowances. The Court recently held oral argument on the appeal and the Company is awaiting a decision.

     The Grand Canyon Trust and Sierra Club filed a lawsuit in the U.S. District Court, District of Nevada, in February 1998 against the owners of the Mohave Generating Station (Mohave) alleging violations of the Clean Air Act regarding emissions of sulfur dioxide and particulates. The owners believe the emission limits referenced in the suit are not applicable to Mohave. The owners previously partnered with the Environmental Protection Agency (EPA) and the National Park Service on a multi-year study to determine the impacts, if any, of Mohave emissions on visibility in the Grand Canyon (see Environmental Matters). The environmental groups want the owners to install pollution control equipment at an estimated cost of $300 to $350 million. The Company owns a 14 percent interest in Mohave. The outcome of this action cannot be determined at this time.

     The owners of Mohave, including the Company, will participate in collaborative talks with groups interested in the plant's future (see Environmental Matters).

ENVIRONMENTAL MATTERS
     The Federal Clean Air Act Amendments of 1990 (Amendments) include provisions for reduction of emissions of oxides of nitrogen by establishing new emission limits for coal-fired generating units. This will require the installation of additional pollution-control technology at some of the Reid Gardner Station generating units before 2000 at an estimated cost to the Company of no more than $6 million; $4.4 million has been spent to date. Installation is scheduled for completion by May 1999.

     Also, the United States Congress authorized the EPA to study the potential impact Mohave may have on visibility in the Grand Canyon area. A draft report of the study results was released for peer review in September 1998 and a final report is expected in the first quarter of 1999. The majority owner has estimated that control costs, if required, could total between $300 and $350 million.

     The owners of Mohave, including the Company, will participate in planned collaborative talks with groups interested in the plant's future, provided that all stakeholders are willing to participate in a collaborative effort. The owners' position in these talks could include a commitment to place sulfur dioxide scrubbers and fine particulate controls on the plant between 2005 and 2008. Interest groups include the local communities, plant employees, the EPA state jurisdictions and the plant owners. Collaborative talks could begin in the first quarter of 1999.

     In 1991, the EPA published an order requiring the Navajo Generating Station (Navajo) to install scrubbers to remove 90 percent of sulfur dioxide emissions beginning in 1997. As an 11.3 percent owner of Navajo, the Company will be required to fund an estimated $50.9 million for installation of the scrubbers. The first of three scrubber units was placed in commercial operation in November 1997, the second scrubber in September 1998, with the last scrubber unit scheduled to be operational by August 1999. Currently, the project is approaching 98 percent completion. The Company has spent approximately $45.6 million through December 1998 on the scrubbers' construction. In 1992, the Company received resource planning approval from the PUCN for its share of the cost of the scrubbers.
                                       56
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
LEASES
     In 1984, the Company sold its administrative headquarters facility, less furniture and fixtures, for $27 million and entered into a 30-year capital lease of that facility with five-year renewal options beginning in year 31. The fixed rental obligation for the first 30 years is $5.1 million per year. Future cash rental payments as of December 31, 1998, are as follows:

(In thousands)
----------------------------------------------------
1999                                       |$  4,880
2000                                       |   6,156
2001                                       |   6,156
2002                                       |   6,156
2003                                       |   6,156
Thereafter                                 |  80,433
-------------------------------------------|--------
                                           |$109,937
--------------------------------------------========

     The amount of imputed interest necessary to reduce the future cash rental payments to present value is $60.5 million as of December 31, 1998.

     Total interest expense on the lease obligation was $5.6 million and total amortization of the leased facility was $(194,000) for the year ended December 31, 1998. The total accumulated amortization of the leased facility on December 31, 1998, was $9.7 million.

     At December 31, 1998, the Company has certain long-term noncancelable operating lease agreements for which the future minimum lease payments are immaterial.

FUEL AND PURCHASED POWER OBLIGATIONS
     The Company has seven long-term contracts for the purchase of electric energy and/or capacity. The contracts expire in years ranging from 1999 to 2016.

     Total payments under these contracts were $46.3 million, $41.9 million and $39.7 million in 1998, 1997 and 1996, respectively. The cost of power obtained under these contracts is included in purchased and interchanged power expense in the Consolidated Statements of Income.

     At December 31, 1998, the estimated future payments for capacity and energy that the Company is obligated to purchase under these contracts, subject in part to certain conditions, are as follows:

                                       Accounted for
                                        as Long-Term         Accounted for
                                           Executory          as Long-Term
(In thousands)                             Contracts         Capital Lease
----------------------------------------------------------------------------
1999                                      |$ 20,736               $ 11,844
2000                                      |  11,338                 11,315
2001                                      |       -                 10,786
2002                                      |       -                 10,282
2003                                      |       -                  9,752
Thereafter                                |       -                 91,652
------------------------------------------|---------------------------------
Total minimum payment                     |$ 32,074                145,631
------------------------------------------|========
Less amount representing estimated        |
     executory costs included in total    |
     minimum payment                      |                        (82,544)
------------------------------------------|---------------------------------
Net minimum payments                      |                         63,087
Less amount representing interest         |                        (21,260)
------------------------------------------|---------------------------------
Present value of net minimum payments     |                       $ 41,827
------------------------------------------------------------------==========

     One purchase power obligation is accounted for as a capital lease according to Financial Accounting Standards No. 13 Accounting for Leases. Total interest expense on the capital lease was $4.2 million, $4.6 million and $5.1 million in 1998, 1997 and 1996, respectively. Total amortization on the capital lease was $4.5 million, $5.2 million and $5.3 million in 1998, 1997 and 1996, respectively. Total accumulated amortization was $41.2 million as of December 31, 1998.

     The Company has contracted with various coal suppliers to provide coal to the Reid Gardner Generating Station. The contracts expire in years ranging from 1999 to 2007.

     Costs of approximately $32.1 million, $18.1 million and $25.9 million were incurred under the long-term coal contracts in 1998, 1997 and 1996, respectively.

     In addition, the Company has long-term transportation arrangements with railway companies to transport coal to the Reid Gardner Generating Station and a coal railcar lease. The contracts expire in 1999, 2000 and 2011.
                                       57
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Costs of approximately $18.3 million, $15.0 million and $18.5 million were incurred under the coal transportation contracts in 1998, 1997 and 1996, respectively.

     At December 31, 1998 the estimated future payments for purchase and transportation of coal that the Company is obligated to purchase under these contracts are as follows:

(In thousands)         Coal Transportation              Coal Use
----------------------------------------------------------------
1999                               $13,278               $18,465
2000                                12,111                15,956
2001                                 1,012                16,222
2002                                 1,012                15,823
2003                                 1,012                11,360
Thereafter                           8,014                40,270
-----------------------------------------------------------------
                                   $36,439              $118,096
-----------------------------------==============================

CONSTRUCTION

     Certain commitments have been incurred at December 31, 1998, in connection with the 1999 construction budget. Construction expenditures are estimated at $245 million, excluding AFUDC, for 1999.

11 | OTHER DEFERRED CHARGES AND CREDITS
-------------------------------------------------------------------------------
OTHER DEFERRED CHARGES
     At December 31, 1998, other deferred charges include a regulatory asset of $62.9 million and a deferred tax asset of $15.1. The regulatory asset represents future revenue to be received from customers due to the flow-through of tax benefits of temporary differences in prior years and the deferred tax asset is from temporary differences caused by investment tax credits.

     At December 31, 1998, organizational study, early retirement and severance costs of $3 million are included in other deferred charges as a regulatory asset and are being amortized over an eight-year period effective February 1994 as approved in an order issued by the PUCN in 1994. These costs are a result of the completion of a comprehensive organizational study started in 1993.

     Other deferred charges as of December 31, 1998, also include $47.1 million for deferred federal income taxes on customer advances for construction.

OTHER DEFERRED CREDITS
     Other deferred credits as of December 31, 1998, include a regulatory liability of $15.1 million representing amounts to be refunded to customers in the future as a result of the Company adopting FAS 109.


12 | INTERESTS IN JOINTLY OWNED ELECTRIC UTILITY FACILITIES

-------------------------------------------------------------------------------
At December 31, 1998, the Company owned the following undivided interests in jointly owned electric utility facilities:
                                            Company's Share of
-------------------------------------------------------------------------------
                          |                                        Construction
            Percent Owned |Plant         Accumulated    Net Plant       Work In
              by Company  |In Service    Depreciation   In Service      Progress
(In thousands)            |
-------------------------------------------------------------------------------
FACILITY                  |
Navajo Generating         |
 Station             11.3 |  $186,483       $ 79,356     $107,127       $13,078
Mohave Generating         |
 Station             14.0 |    77,950         30,105       47,845         2,171
Reid Gardner Unit         |
 No. 4 Generating         |
 Station             32.2 |   125,719         43,525       82,194           352
-------------------------------------------------------------------------------
   Total                     $390,152       $152,986     $237,166       $15,601
----------------------------===================================================

The amounts above for Navajo and Mohave include the Company's share of transmission systems and general plant equipment and, in the case of Navajo, the Company's share of the jointly owned railroad which delivers coal to the plant. Each participant provides its own financing for all of these jointly owned facilities. The Company's share of operating expenses for these facilities is included in the corresponding operating expenses in the Consolidated Statements of Income.
                                       58
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
13| QUARTERLY FINANCIAL DATA (UNAUDITED)
-------------------------------------------------------------------------------
(In thousands, except per share amounts)
                                  March 31   June 30  September 30  December 31
-------------------------------------------------------------------------------
1998:                           |
Electric Revenues               | $165,263  $198,935      $327,776     $181,708
Operating Income                |   21,263    24,788        76,919       24,307
Net Income                      |    6,936    10,446        61,987        4,304
Earnings Available              |
 for Common Stock               |    6,892    10,401        61,945        4,261
Earnings per Average            |
 Common Share                   |      .14       .20          1.21          .08
Dividends per Common Share      |      .40       .40           .40          .25
Common Stock Price per Share:   |
High                            |   26 3/4  26 15/16      26 15/16      26 13/16
Low                             |   24 3/8   22 3/16       23 1/16      23 3/16
--------------------------------|-----------------------------------------------
1997:                           |
Electric Revenues               | $155,355  $199,970      $284,994     $158,829
Operating Income                |   19,441    32,297        66,483       18,975
Net Income                      |    8,570    18,870        52,747        3,029
Earnings Available              |
 for Common Stock               |    7,583    18,823        52,701        2,984
Earnings per Average            |
 Common Share                   |      .15       .38          1.06          .06
Dividends per Common Share      |      .40       .40           .40          .40
Common Stock Price per Share:   |
High                            |   20 25/32  21 1/2        22 3/16      27 5/8
Low                             |   19 3/4    19 3/8        20 5/8       20 5/8
--------------------------------|-----------------------------------------------

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

     Holders of common stock are entitled to dividends as declared by the Board of Directors, subject to the rights of the cumulative preferred stock and the preference stock of the Company to quarterly cumulative dividends as declared by the Board of Directors. The Company has paid quarterly dividends on its common stock since August 1954.

     The Company had 46,693 shareholders of record of common stock at December 31, 1998.
                                       59
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Nevada Power Company:

     We have audited the consolidated balance sheets and schedules of capitalization and long-term debt of Nevada Power Company and its subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, retained earnings and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nevada Power Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Las Vegas, Nevada
March 1, 1999

                                       60
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT

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

     The Board of Directors has oversight responsibility for determining that management has fulfilled its obligation in the preparation of consolidated financial statements and the ongoing examination of the Company's system of internal accounting controls. The Audit Committee, which is composed solely of outside directors, meets regularly with management, Deloitte & Touche LLP and the internal audit staff to discuss accounting, auditing and financial reporting matters. The Audit Committee reviews the program of audit work performed by the internal audit staff. To insure auditor independence, both Deloitte & Touche LLP and the internal audit staff have complete and free access to the Audit Committee.
                                       61
-------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT


                                               STATISTICAL SUMMARY 1998-1994
----------------------------------------------------------------------------------------------------------------
                                                  1998          1997         1996           1995        1994
----------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS                      |
  (In thousands, except per share amounts) |
Electric Revenues:                         |
     Residential                           |   $  380,299   $  358,921   $  354,883     $  319,373    $  331,671
     Commercial and industrial             |      425,150      380,531      394,743        383,080       380,223
     Other electric sales                  |       49,123       48,749       45,683         38,700        43,732
     Miscellaneous                         |       19,110       10,947       10,065          8,828         8,532
-------------------------------------------|--------------------------------------------------------------------
                                           |      873,682      799,148      805,374        749,981       764,158
-------------------------------------------|--------------------------------------------------------------------
                                           |
Net Income (a)                             |       83,673       83,216       78,868         76,971        81,870
Dividend Requirements on Preferred Stock   |          174        1,125        3,956          3,966         3,976
Earnings Available for Common Stock (a)    |   $   83,499   $   82,091   $   74,912     $   73,005    $   77,894
Weighted Average Number of Common          |
 Shares Outstanding                        |       50,993       49,691       47,976         46,288        42,784
Earnings per Average Common Share (a)      |   $     1.64   $     1.65   $     1.56     $     1.58     $    1.82
Dividends per Common Share                 |   $     1.45   $     1.60   $     1.60     $     1.60     $    1.60
                                           |
CAPITALIZATION                             |
 (In thousands, except per share amounts)  |
Long-Term Debt                             |   $  900,227   $  895,439   $  841,364     $  799,999     $ 712,571
Company-obligated Mandatorily Redeemable   |
  Preferred Securities of the Company's    |
  Subsidiary Trusts, NVP Capital I and III |      188,872      118,872            -              -             -
Cumulative Preferred Stock                 |            -            -       38,000         38,000        38,000
Cumulative Preferred Stock with            |
  Mandatory Sinking Funds                  |        3,265        3,463        3,663          3,863         4,064
Common Shareholders' Equity                |      864,036      833,623      800,154        764,361       731,749
Book Value per Common Share                |   $    16.85   $    16.54   $    16.40     $    16.25    $    16.12
                                           |
RETURN ON COMMON SHAREHOLDERS' EQUITY      |         9.66%        9.85%        9.36%          9.55%        10.64%
                                           |
ELECTRIC PLANT INVESTMENT (In thousands)   |
Gross                                      |   $2,908,677   $2,607,917   $2,411,901     $2,247,923    $2,079,694
Depreciated                                |    2,199,886    1,960,709    1,819,330      1,701,120     1,584,003
                                           |
TOTAL ASSETS (In thousands)                |   $2,607,824   $2,339,422   $2,163,224     $2,073,050    $1,907,389
                                           |
CONSTRUCTION EXPENDITURES EXCLUDING        |
 AFUDC (In thousands)                      |   $  308,286   $  210,971    $ 179,981     $  176,395    $  179,674
                                           |
OPERATING AND SALES DATA:                  |
Generating Capacity and Firm               |
 Purchases (Megawatts)                     |        3,901        3,621        3,858          3,525         3,462
Peak Load (Megawatts)                      |        3,855        3,469        3,332          3,066         2,920
Electric Sales (Megawatthours)             |   14,899,500   14,596,228   13,697,059     12,109,355    11,942,724
Number of Customers (Year-End)             |      548,796      518,391      487,064        454,166       428,286
Average Annual Kilowatthour Sales          |
 per Residential Customer                  |       12,182       12,757       13,199         12,367        13,605
                                           |
NUMBER OF EMPLOYEES (Year-End)             |        1,888        1,909        1,792          1,761         1,759
-----------------------------------------------------------------------------------------------------------------------------------

(a) Amount for 1994 includes other income from the resolution of a regulatory investigation of replacement power costs resulting from a 1985 generating station accident. Amount for 1996 includes a write-off resulting from the PUCN order in the 1995 deferred energy case.
                                       62
--------------------------------------------------------------------------------

                    NEVADA POWER COMPANY 1998 ANNUAL REPORT